As filed with the Securities and Exchange Commission on February 4, 2008
Registration No. 333-148777

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CELGENE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	2834 (Primary Standard Industrial Classification Code Number)	22-2711928 (I.R.S. Employer Identification No.)

86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sol J. Barer
Chief Executive Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert A. Cantone, Esq. Henry O. Smith III, Esq. Proskauer Rose LLP 1585 Broadway New York, New York 10036 (212) 969-3000	Patrick J. Mahaffy Pharmion Corporation 2525 28th Street, Suite 200 Boulder, Colorado 80301 (720) 564-9100	Peter H. Jakes, Esq. William H. Gump, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

Approximate date of commencement of proposed offering:   As soon as practicable after this registration statement is declared effective and the effective time of the proposed merger of Pharmion Corporation with Cobalt Acquisition LLC, as described in the Agreement and Plan of Merger, dated as of November 18, 2007, among Celgene Corporation, Cobalt Acquisition LLC and Pharmion Corporation, attached as Annex A to the proxy statement/prospectus forming a part of this registration statement, has occurred.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Celgene Corporation may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and Celgene Corporation is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 4, 2008

PROXY STATEMENT/PROSPECTUS
A MERGER IS PROPOSED — YOUR VOTE IS VERY IMPORTANT

February 5, 2008

Dear Fellow Stockholder:

We are pleased to inform you that Pharmion Corporation has agreed, subject to stockholder approval and upon the terms and subject to the conditions set forth in the merger agreement, to be acquired by Celgene Corporation pursuant to a merger in which Pharmion will be merged with a wholly-owned subsidiary of Celgene.

You are cordially invited to attend a special meeting of Pharmion stockholders at 8:30 a.m., local time, on March 6, 2008 at the Omni Interlocken Resort, 500 Interlocken Boulevard, Broomfield, Colorado, to consider and vote upon the merger. Only stockholders who hold shares of Pharmion common stock at the close of business on February 4, 2008 will be entitled to vote. You may vote your shares at the special meeting only if you are present in person or represented by proxy.

If the planned merger takes place, each outstanding share of Pharmion common stock will be converted into the right to receive (i) that number of shares of Celgene common stock equal to the quotient determined by dividing $47.00 by the volume weighted average price per share of Celgene common stock (rounded to the nearest cent) on The Nasdaq Stock Market for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the merger, which we refer to as the measurement price; provided, however, that if the measurement price is less than $56.15, each share of Pharmion common stock will be converted into the right to receive 0.8370 shares of Celgene common stock and if the measurement price is greater than $72.93, each share of Pharmion common stock will be converted into the right to receive 0.6445 shares of Celgene common stock and (ii) $25.00 in cash, without interest. Pharmion stockholders will not receive any fractional shares of Celgene common stock in the merger. Instead, any stockholder who would otherwise be entitled to a fractional share of Celgene common stock will be entitled to receive an amount in cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the measurement price.

THE BOARD OF DIRECTORS OF PHARMION HAS DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE FAIR TO, ADVISABLE FOR, AND IN THE BEST INTERESTS OF, PHARMION AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ITEMS AND RECOMMENDS THAT HOLDERS OF PHARMION COMMON STOCK VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

You are also being asked to approve the possible adjournment of the special meeting if there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement and approve the merger or if there are insufficient shares of Pharmion common stock present in person or represented by proxy at the special meeting to constitute a quorum necessary to conduct the business of the special meeting.

In light of the importance of the merger proposal, we urge you to attend the special meeting. Whether or not you plan to attend in person, after carefully reading and considering the accompanying materials, please take the time to vote by completing and mailing the enclosed proxy card to us. You may also submit a proxy for your shares on the Internet or by telephone. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the special meeting, please submit the enclosed proxy card as soon as possible to ensure that your shares are represented at the special meeting. Returning your proxy card will not prevent you from attending the special meeting and voting in person should you choose to do so. If your shares are held in “street name” by your broker, you should instruct your broker to vote your shares, following the directions your broker provides. Please note that a failure to vote your shares is the equivalent of a vote against the merger.

The enclosed proxy statement/prospectus provides you with important information about the proposed merger. Please give this information your careful attention. In particular, you should read and consider carefully the discussion in the section entitled “Risk Factors” beginning on page 24 of the proxy statement/prospectus.

Sincerely,

PATRICK J. MAHAFFY
President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THE TRANSACTION DESCRIBED HEREIN OR THE CELGENE COMMON STOCK TO BE ISSUED PURSUANT TO THE MERGER OR DETERMINED WHETHER THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Celgene common stock is listed on The Nasdaq Global Select Market under the symbol “CELG.” On February 1, 2008, the most recent practicable date prior to the date of this proxy statement/prospectus, the last reported sale price per share of Celgene common stock on The Nasdaq Global Select Market was $59.70. This proxy statement/prospectus is dated February 5, 2008, and is first being mailed to stockholders of Pharmion on or about February 6, 2008.

PHARMION CORPORATION
2525 28th Street, Suite 200
Boulder, Colorado 80301
(720) 564-9100

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On March 6, 2008

MEETING TIME	8:30 a.m., local time

DATE	March 6, 2008

LOCATION	Omni Interlocken Resort, 500 Interlocken Boulevard, Broomfield, Colorado

ITEMS OF BUSINESS	(1) To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of November 18, 2007, by and among Celgene Corporation, Cobalt Acquisition LLC and Pharmion Corporation, and to approve the merger and related transactions on the terms described in the merger agreement.

(2) To approve the adjournment of the special meeting if there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement and approve the merger or if there are insufficient shares of Pharmion common stock present in person or represented by proxy at the special meeting to constitute a quorum necessary to conduct the business of the special meeting.

(3) To consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournment or postponement thereof.

PROXY STATEMENT	The enclosed proxy statement/prospectus describes the business of the special meeting. Please read it carefully before deciding how to vote.

RECORD DATE	The board of directors of Pharmion has set February 4, 2008 as the record date for the special meeting. This means that owners of shares of Pharmion common stock as of the close of business on that day are entitled to receive this Notice of Special Meeting and vote at the special meeting and any adjournments or postponements of the special meeting. A list of stockholders of record will be available for inspection at the special meeting and, during the ten days prior to the special meeting, in the Investor Relations office at Pharmion’s address listed above. At the close of business on the record date, Pharmion had 37,411,057 shares of common stock outstanding and entitled to vote.

PROXY VOTING	Your vote is important. Under Delaware law, the affirmative vote of holders of a majority of the outstanding shares of Pharmion common stock that are entitled to vote at the special meeting is necessary to approve and adopt the merger contemplated by the merger agreement (Proposal No. 1). In addition, the merger agreement conditions the consummation of the merger upon, among other things, such affirmative vote being obtained. The affirmative vote of holders of a majority of the Pharmion common stock present in person or represented by proxy at the special meeting is required for approval of the adjournment of the special meeting in certain circumstances (Proposal No. 2). We encourage you to read the enclosed proxy statement/prospectus and to submit a proxy so that your shares will be represented and voted even if you do not attend the special meeting. You may submit your proxy over the Internet, by telephone or mail. If you do attend the special meeting, you may revoke your proxy and vote in person.

By order of the Board of Directors of Pharmion Corporation

STEVEN N. DUPONT
Executive Vice President and General Counsel

February 5, 2008
at Boulder, Colorado

After careful consideration, the board of directors of Pharmion has determined that the merger and the terms of the merger agreement are fair to, advisable for, and in the best interests of Pharmion and you, the Pharmion stockholders. The board of directors of Pharmion unanimously recommends that you vote “FOR” Proposal No. 1, the proposed merger, and “FOR” Proposal No. 2, the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the approval and adoption of the merger agreement and approval of the merger at the time of the special meeting or if there are insufficient shares of Pharmion common stock represented to constitute a quorum necessary to conduct the business of the special meeting.

i

We incorporate by reference important business and financial information about Pharmion and Celgene into this proxy statement/prospectus that is not included in or delivered with this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 100. To obtain timely delivery of such information, you must request such information no later than five business days before March 6, 2008.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates by reference forward-looking statements and information that are based on the current beliefs and expectations of the respective managements of Celgene and Pharmion as well as assumptions made by, and information currently available to, Celgene and its subsidiaries or Pharmion and its subsidiaries, as the case may be.

Examples of forward-looking statements include statements regarding Celgene’s or Pharmion’s future financial results, operating results, product successes, business strategies, projected costs, future products, competitive positions, and plans and objectives of management for future operations. When used in or incorporated by reference into this proxy statement/prospectus, the words “anticipate,” “believe,” “plan,” “estimate,” “expect” and “intend” and other similar expressions, as they relate to Celgene or Pharmion or their respective managements or stockholders, are intended to identify forward-looking statements.

These forward-looking statements reflect the current views of Celgene and Pharmion with respect to future events and are subject to a number of known and unknown risks, delays, uncertainties and other important factors not under Celgene’s or Pharmion’s control, including: those set forth under the heading “Risk Factors;” the risks described in Celgene’s filings with the Securities and Exchange Commission, which we refer to as the SEC, including Celgene’s Annual Report on Form 10-K for the year ended December 31, 2006 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007; the risks described in Pharmion’s filings with the SEC, including Pharmion’s Annual Report on Form 10-K for the year ended December 31, 2006 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007; and the following important factors and assumptions, that could affect the future results of Celgene following the merger, or the future results of Pharmion and Celgene if the merger does not occur, and could cause actual results to differ materially from the results, performance or other expectations implied or expressed in any forward-looking statements:

•	the biopharmaceutical business of each of Pharmion and Celgene and Celgene’s strategy for continuing to pursue its business objectives;

•	anticipated development and launch of new products in Celgene’s business and Pharmion’s business and in the business of their respective competitors;

•	anticipated dates on which Pharmion and Celgene will begin marketing certain products or therapies or will reach specific milestones in the development and implementation of their respective business strategies;

•	growth of the biopharmaceutical industry;

•	expectations as to Pharmion’s and Celgene’s future revenues, margins, expenses and capital requirements;

•	other statements of expectations, beliefs, future plans and strategies, and anticipated developments; and

•	other matters that are not historical facts.

The most important factors that could prevent Pharmion and Celgene from achieving their stated goals include Pharmion’s or Celgene’s failure to:

•	successfully commercialize existing products;

•	develop, or obtain regulatory approval with respect to, new products and therapies to meet customer demands or generate acceptable margins;

•	integrate strategic acquisitions, including, if completed, Celgene’s proposed acquisition of Pharmion; and

•	attract and retain qualified management and other personnel.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Neither Celgene nor Pharmion undertakes any obligation publicly to update or revise these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction for which I am being asked to vote?

A:	You are being asked to approve and adopt the Agreement and Plan of Merger, dated as of November 18, 2007, which we refer to as the merger agreement, entered into by and among Celgene Corporation, a Delaware corporation, which we refer to as Celgene, Cobalt Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of Celgene, which we refer to as Merger Sub, and Pharmion Corporation, a Delaware corporation, which we refer to as Pharmion, and approve the merger of Pharmion with Merger Sub on the terms set forth therein. The merger agreement provides that at the effective time of the merger, Pharmion will merge with Merger Sub, and the business of Pharmion following the merger will be carried on by a wholly-owned subsidiary of Celgene.

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Pharmion as of the close of business on the record date. This document serves as both a proxy statement of Pharmion, used to solicit proxies for the special meeting of Pharmion stockholders, and as a prospectus of Celgene, used to offer shares of Celgene common stock to Pharmion stockholders in exchange for shares of Pharmion common stock pursuant to the terms of the merger agreement. This document contains important information about the merger, the shares of Celgene common stock to be issued pursuant to the merger and the special meeting of Pharmion stockholders, and you should read it carefully.

Q:	What will I be entitled to receive pursuant to the merger?

A:	In the merger, each share of Pharmion common stock will be converted into the right to receive (i) that number of shares of Celgene common stock equal to the quotient, which we refer to as the exchange ratio, determined by dividing $47.00 by the volume weighted average price per share of Celgene common stock (rounded to the nearest cent) on The Nasdaq Global Select Market for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the merger, which we refer to as the measurement price; provided, however, that if the measurement price is less than $56.15, each share of Pharmion common stock will be converted into the right to receive 0.8370 shares of Celgene common stock and if the measurement price is greater than $72.93, each share of Pharmion common stock will be converted into the right to receive 0.6445 shares of Celgene common stock and (ii) $25.00 in cash, without interest. Pharmion stockholders will not receive any fractional shares of Celgene common stock in the merger. Instead, any stockholder who would otherwise be entitled to a fractional share of Celgene common stock will be entitled to receive an amount in cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the measurement price.

Q:	How did you determine the merger consideration to be paid to holders of Pharmion common stock?

A:	The merger consideration was determined as a result of arm’s length negotiations between the management of Pharmion and its board of directors, on the one hand, and the management of Celgene and its board of directors, on the other hand.

Q:	Why are we proposing the merger?

A:	For a discussion of our reasons for the merger, we urge you to read the information under “Recommendations of the Board of Directors of Pharmion; Pharmion’s Reasons for the Merger” beginning on page 36 of this proxy statement/prospectus.

Q:	What are Celgene’s reasons for the merger?

A:	Celgene believes that its acquisition of Pharmion will enable Celgene to enhance its portfolio of therapies for patients with life-threatening illnesses worldwide. With the addition of Pharmion’s four marketed products and several in development for the treatment of hematological and solid tumor cancers, Celgene will extend its services to clinicians who treat these diseases and, thereby, expand Celgene’s role as a leader in hematology and oncology. By combining this new product portfolio with Celgene’s existing operational and financial capabilities and expanding Celgene’s product offerings, clinical, regulatory and commercial capabilities, Celgene believes this acquisition will further advance Celgene’s strategy of creating a global biopharmaceutical company focused on delivering novel, meaningful therapies to patients in need. For a further discussion of Celgene’s reasons for the merger, we urge you to read the information under “Celgene’s Reasons for the Merger” beginning on page 47 of this proxy statement/prospectus.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger within two business days after the day on which all the conditions set forth in the merger agreement are either satisfied or waived.

Q:	What vote is required for approval of the merger?

A:	Approval of the merger and adoption of the merger agreement require the affirmative vote of a majority of the outstanding shares of Pharmion common stock. If you abstain or fail to vote, it will have the same effect as voting against the merger. You are entitled to vote on the merger if you held shares of Pharmion common stock at the close of business on the record date, which is February 4, 2008. On that date, 37,411,057 shares of Pharmion common stock were outstanding and entitled to vote.

As of the record date, Celgene owned 1,939,600 shares of Pharmion common stock, which is equal to approximately 5.2% of all shares of Pharmion common stock eligible to vote at the special meeting. In addition, certain executive officers and directors of Pharmion have entered into voting agreements with Celgene pursuant to which such stockholders have agreed to vote their shares in favor of the merger agreement and the merger at the special meeting of Pharmion stockholders and to grant Celgene a proxy to vote their shares at the special meeting. As of the record date, the executive officers and directors of Pharmion who are parties to the voting agreements held an aggregate of 588,168 shares of Pharmion common stock, which represents approximately 1.6% of all shares entitled to vote at the special meeting.

Q:	How does the board of directors of Pharmion recommend that I vote?

A:	After careful consideration, the board of directors of Pharmion unanimously recommends that you vote your shares “FOR” the approval and adoption of the merger agreement and approval of the merger and “FOR” the approval of the proposal to adjourn the special meeting of Pharmion stockholders, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement and approve the merger or if there are insufficient shares of Pharmion common stock present in person or represented by proxy at the special meeting to constitute a quorum necessary to conduct the business of the special meeting.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, including its annexes, please fill out and sign the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the special meeting. You may also submit a proxy for your shares on the Internet or by telephone. Your proxy card will instruct the persons named on the card to vote your shares at the special meeting as you direct on the card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the proposals to be voted on at the special meeting. If you do not vote or if you abstain from voting, the effect will be a vote against the proposals to be voted on at the special meeting. YOUR VOTE IS VERY IMPORTANT.

Q:	May I vote in person?

A:	If your shares of Pharmion common stock are registered directly in your name with Pharmion’s transfer agent, American Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares and this proxy statement/prospectus is being sent to you by Pharmion. If you are a Pharmion stockholder of record as of the close of business on the record date, you may attend the special meeting of Pharmion stockholders and vote your shares in person rather than signing and returning your proxy card or otherwise providing proxy instructions.

If your shares of Pharmion common stock are held in a stock brokerage account or by a bank, trustee or other nominee, you are considered the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being forwarded to you by your broker, trustee or nominee, who is considered the record holder with respect to those shares. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the annual meeting. However, since you are not the record holder, you may not vote these shares in person at the special meeting unless you follow your broker’s procedures for obtaining a “legal proxy” from the broker, trustee or nominee, giving you the right to vote the shares at the special meeting. Your broker, trustee or nominee has enclosed a voting instruction card for your use.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	You should instruct your broker to vote your shares, following the directions your broker provides. If you do not instruct your broker, your broker will generally not have the discretion to vote your shares without your instructions and these shares will be treated as “broker non-votes.” Because the proposal to approve and adopt the merger agreement and approve the merger requires an affirmative vote of a majority of the outstanding shares of Pharmion common stock for approval, these broker non-votes will have the same effect as votes cast against the proposal.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	You may change your vote at any time before your proxy is voted at the special meeting. If you are a stockholder of record, you may do this by:

• voting in person at the special meeting;

• delivering a written notice of revocation dated after the proxy to Pharmion’s Corporate Secretary; or

• delivering another proxy dated after the previous proxy.

If you hold shares through a broker, trustee or nominee, you must contact your financial institution, broker, trustee or nominee for information on how to revoke your proxy or change your vote. Attendance at the special meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Q:	Should I send in my stock certificates now?

A:	No. If the merger agreement is approved and adopted and the merger is approved at the special meeting and the merger is thereafter completed, you will receive written instructions for exchanging your stock certificates for the merger consideration.

Q:	What happens if I transfer my shares of Pharmion common stock after the record date?

A:	The record date for the special meeting is earlier than the effective date of the merger. Therefore, transferors of shares of Pharmion common stock after the record date but prior to the consummation of the merger will retain their right to vote at the special meeting, but the right to receive the merger consideration will transfer with the shares.

Q:	Am I entitled to appraisal rights?

A:	Under Delaware law, Pharmion stockholders who have not approved the merger, who have submitted a timely demand for appraisal, who continue to hold the shares through the effective time of the merger, and who otherwise comply with the applicable requirements of Delaware law may have the fair value of their shares of Pharmion common stock determined by a Delaware court. To exercise appraisal rights, a Pharmion stockholder must strictly comply with all of the applicable requirements of Delaware law. For a more complete description of your appraisal rights, see “THE MERGER — Appraisal Rights” beginning on page 61. A copy of Section 262 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, which governs appraisal rights, is included as Annex B to this proxy statement/prospectus.

Q:	What are the material United States federal income tax consequences of the merger?

A:	We expect the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, if, among other things, as of the date of the closing of the merger, the value of the Celgene common stock to be issued to Pharmion stockholders pursuant to the merger is not less than approximately 40% of the value of the aggregate consideration to be issued in the merger and expected to be paid with respect to shares of Pharmion common stock as to which appraisal rights have been exercised under the DGCL. Assuming the transaction qualifies as a reorganization, a holder of Pharmion common stock generally will not recognize any gain or loss under U.S. federal income tax laws on the exchange of Pharmion common stock for Celgene common stock pursuant to the merger. A Pharmion stockholder generally will recognize gain, but not loss, on the cash received in exchange for the holder’s Pharmion common stock or upon exercise of appraisal rights.

If, as of the date of the closing of the merger, the value of the Celgene common stock to be issued to Pharmion stockholders pursuant to the merger is less than approximately 40% of the value of the aggregate consideration to be issued in the merger and expected to be paid with respect to shares of Pharmion common stock as to which appraisal rights have been exercised under the DGCL, the holders of Pharmion common stock will recognize a taxable gain or loss on the exchange of their shares in the merger equal to the difference, if any, between (i) the sum of the fair market value of the shares of Celgene common stock and the amount of cash received and (ii) the holder’s tax basis in its shares of Pharmion common stock.

Tax matters are very complicated, and the tax consequences of the merger to a particular Pharmion stockholder will depend in part on such stockholder’s circumstances. Accordingly, you should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

For a more detailed description of the tax consequences of the merger, see “THE MERGER — Material United States Federal Income Tax Consequences” beginning on page 57.

Q:	As a Pharmion stockholder, what risks should I consider in deciding whether to vote in favor of the merger?

A:	You should carefully review the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 24, which sets forth and incorporates by reference certain risks and uncertainties related to the merger, certain risks and uncertainties to which the combined company’s business will be subject, and certain risks and uncertainties to which each of Pharmion and Celgene, as an independent company, is subject.

Q:	How will the merger affect options to purchase common stock of Pharmion and restricted stock units of Pharmion?

A:	At the effective time of the merger, pursuant to the terms of the merger agreement, each outstanding unvested option to purchase shares of Pharmion common stock will be converted into an option to acquire such number of shares of Celgene common stock equal to the product (rounded down to the nearest number of whole shares) of (i) the number of shares of Pharmion common stock subject to such option immediately prior to the effective time of the merger and (ii) the fraction, which we refer to as the option exchange ratio, having the numerator equal to the per share consideration to be received by Pharmion stockholders in the merger as described above (valuing the stock portion of such consideration at the measurement price thereof) and having the denominator equal to the measurement price, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such option immediately prior to the effective time of the merger divided by (B) the option exchange ratio. In addition, at the effective time of the merger, pursuant to the terms of the merger agreement, each outstanding vested option to purchase shares of Pharmion common stock will, by virtue of the merger and without any action on the part of the holders thereof, be canceled and will entitle the holder of such option to receive, as soon as reasonably practicable after the effective time of the merger, from Celgene, only the consideration (subject to all applicable income and employment withholding taxes) such holder would have received if such holder had effected a cashless exercise of such vested option to purchase Pharmion common stock immediately prior to the effective time of the merger and the shares of Pharmion common stock issued upon such cashless exercise were converted in the merger into the consideration to be received by the Pharmion stockholders in the merger as described above.

Restricted stock units held under Pharmion’s equity compensation plans will become fully vested immediately prior to the effective time of the merger and, subject to applicable income and employment withholding taxes, will be canceled as of the effective time of the merger and converted into the right to receive the per share merger consideration as described in the preceding paragraph.

Q:	Who is paying for this proxy solicitation?

A:	Pharmion is making this solicitation and will pay the entire cost of preparing and distributing these proxy materials and soliciting proxies. Pharmion has also retained MacKenzie Partners, Inc., a proxy solicitation firm, to solicit proxies on behalf of Pharmion. Pharmion has agreed to pay MacKenzie Partners, Inc. an estimated fee of $100,000, plus its out-of-pocket expenses in connection with such solicitation of proxies on behalf of Pharmion. In addition to these mailed proxy materials, Pharmion’s directors and employees may also solicit proxies or votes in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. Pharmion will also reimburse brokerage firms, banks and other nominees for their costs in forwarding proxy materials to our beneficial owners.

Q:	Who can help answer my questions?

A:	If you have any questions or need further assistance in voting your shares of Pharmion common stock, or if you need additional copies of this proxy statement/prospectus or the proxy card, please contact Pharmion Corporation, 2525 28th Street, Suite 200, Boulder, Colorado 80301, Attention: Investor Relations, telephone number (720) 564-9150.

SUMMARY

This summary highlights selected information contained or incorporated by reference in this proxy statement/prospectus and may not contain all of the information that is important to you. This summary is not intended to be complete and reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this proxy statement/prospectus and the annexes attached to this proxy statement/prospectus. To fully understand the merger, and for a more complete description of the legal terms of the merger, you should read carefully this proxy statement/prospectus, together with the annexes and the documents to which we refer you. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. A copy of the form of voting agreement is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. We encourage you to read these documents in their entirety for a more complete description of the merger, because they are the legal documents that govern the merger. In addition, we incorporate by reference important business and financial information about Pharmion and Celgene into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 100. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

REVLIMID® (lenalidomide), THALOMID® (thalidomide), IMiDs® and S.T.E.P.S.® are Celgene’s trademarks and Vidaza® (azacitidine for injection) and Thalidomide Pharmion 50mgtm are Pharmion’s trademarks. Each of the other trademarks, trade names or service marks appearing in this proxy statement/prospectus belongs to its respective holder.

Information About the Companies

Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000

Celgene Corporation is a global integrated biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases. Celgene’s lead commercial product REVLIMID® (lenalidomide) is currently approved in the United States and Europe for treatment of multiple myeloma patients who have received at least one prior therapy. In addition, REVLIMID is also approved in the United States for treatment of patients with transfusion-dependent anemia due to low- or intermediate-1-risk myelodysplastic syndromes, or MDS, associated with a deletion 5q cytogenetic abnormality with or without additional cytogenetic abnormalities. REVLIMID has obtained Orphan Drug designation in the European Union, the United States, Switzerland and Australia for treatment of multiple myeloma, and in the European Union, the United States and Australia for treatment of MDS, and in the European Union for treatment of chronic lymphocytic leukemia, or CLL.

On January 24, 2008, Celgene announced the results of regulatory actions regarding REVLIMID in Australia, Canada and the European Union. In Australia, REVLIMID received marketing authorization approval from the Australian Therapeutic Goods Administration for use in combination with dexamethasone as a treatment for patients with multiple myeloma whose disease has progressed after one therapy. In Canada, REVLIMID received conditional marketing authorization approval from the Canadian Therapeutic Products Directorate for the treatment of patients with transfusion-dependent anemia due to low- or intermediate-1-risk MDS associated with a deletion 5q cytogenetic abnormality with or without additional cytogenetic abnormalities.

In the European Union, the European Medicines Agency’s, or EMEA, Committee for Medicinal Products for Human Use, or CHMP, issued a negative opinion on Celgene’s Marketing Application for Lenalidomide — Celgene Europe for the treatment of patients with transfusion-dependent anemia due to low- or intermediate-1-risk MDS associated with a deletion 5q cytogenetic abnormality with or without additional cytogenetic abnormalities. The CHMP concluded that lenalidomide is efficacious in patients suffering from deletion 5q MDS. Based on information available to the CHMP from the uncontrolled, open-label, 148-patient Phase II study (MDS-003), the

CHMP was not convinced the data were sufficient to assure safety. Celgene intends to apply for a re-examination of the CHMP opinion in accordance with relevant EMEA procedures.

In September 2007, full marketing authorization was granted to REVLIMID by the Swiss Agency for Therapeutic Products for use in combination with dexamethasone as a treatment for patients with multiple myeloma who have received at least one prior therapy. As a result of recent regulatory approvals, Celgene continues to work with the appropriate regulatory authorities to determine next steps for pricing, reimbursement and distribution in Europe.

In April 2007, the Eastern Cooperative Oncology Group reported that its Data Monitoring Committee’s review of preliminary clinical results from a large, randomized Phase III trial for patients with newly diagnosed multiple myeloma found that the use of a low-dose of dexamethasone in combination with REVLIMID suggests survival advantage for patients when compared to the higher, standard-dose of dexamethasone that is used in combination with REVLIMID to treat the disease. These results were presented at peer-reviewed international medical conferences, including The American Society of Clinical Oncology and The American Society of Hematology medical meetings. The regulatory utility of these findings is unclear at this time.

Celgene also sells THALOMID®, ALKERAN®, which Celgene obtains through a supply and distribution agreement with GlaxoSmithKline, and FOCALINtm, which Celgene sells exclusively to Novartis Pharma AG, or Novartis. Celgene’s international operations are in the early stages of development and are expected to provide a more significant contribution to future financial results as Celgene’s products obtain additional regulatory approvals for sale in foreign markets. Other sources of revenue include royalties which Celgene primarily receives from Novartis on its sales of the entire family of RITALIN® drugs and FOCALIN XRtm, in addition to revenues from collaborative agreements and licensing fees.

For the quarter ended December 31, 2007, Celgene reported revenue of $414.6 million, net income of $75.3 million and diluted earnings per share of $0.18, representing increases of 50.8%, 228.7% and 200.0%, respectively, compared to the quarter ended December 31, 2006. For the year ended December 31, 2007, revenue, net income and diluted earnings per share were $1.406 billion, $226.4 million and $0.54, respectively, representing increases of 56.4%, 228.1% and 200.0%, respectively, compared to the year ended December 31, 2006. These increases primarily reflect the expanded use of REVLIMID, partly offset by increased operating expenses required to support Celgene’s on-going expansion and higher income taxes.

Celgene’s future growth and operating results will depend on continued globalization and acceptance of Celgene’s currently marketed products, regulatory approvals of both new products and the expanded use of existing products, depth of Celgene’s product pipeline and ability to commercialize these products, competition to Celgene’s marketed products and challenges to Celgene’s intellectual property. The international infrastructure of Celgene continues to expand in anticipation of international regulatory approvals and commercialization of Celgene products worldwide.

Over the past several years, Celgene has made substantial investments in research and development in support of Celgene’s existing products, proprietary IMiDs® compounds and other pipeline products as Celgene continues to evaluate them in a broad range of hematological malignancies, other cancers and other diseases. REVLIMID is currently being evaluated as a treatment for non-Hodgkin’s lymphomas and CLL. In May 2007, Celgene announced plans to advance the development of leading oral anti-inflammatory candidates across a broad range of inflammatory diseases. Celgene’s oral TNF alpha inhibitor and anti-inflammatory agent, CC-10004 (apremilast), has demonstrated favorable activity and side effect profiles in placebo controlled proof-of-mechanism trials in moderate to severe psoriasis. Celgene also opened its Investigational New Drug application to evaluate CC-4047 (pomalidomide) in a U.S. proof-of-principle study in sickle cell anemia. Celgene is also evaluating CC-4047 for treatment in other diseases, including myelofibrosis, myeloma and solid tumor cancers.

In September 2007, Celgene entered into a research collaboration with Array BioPharma Inc., or Array, focused on the discovery, development and commercialization of novel therapeutics in cancer and inflammation. Celgene made an upfront payment of $40.0 million to Array, and, in return, Array granted Celgene an option to select drugs developed under the collaboration that are directed to two of four mutually selected discovery targets. Array will be responsible for all discovery and clinical development through Phase I or Phase IIa. At that time,

Celgene will have the option to select drugs resulting from up to two of these four therapeutic programs and will receive exclusive worldwide rights to those drugs, except for Array’s limited co-promotional rights in the U.S. Additionally, Array is entitled to receive, for each drug, potential milestone payments of approximately $200.0 million, if certain discovery, development and regulatory milestones are achieved and $300.0 million if certain commercial milestones are achieved, as well as royalties on net sales.

Cobalt Acquisition LLC
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000

Cobalt Acquisition LLC is a Delaware limited liability company and a wholly-owned subsidiary of Celgene. Cobalt Acquisition LLC was organized in November 2007 solely for the purpose of effecting the merger with Pharmion. It has not carried on any activities other than in connection with the merger agreement.

Pharmion Corporation
2525 28th Street, Suite 200
Boulder, Colorado 80301
(720) 564-9100

Pharmion Corporation is a global pharmaceutical company that acquires, develops and commercializes innovative products for the treatment of hematology and oncology patients. Pharmion has established its own research, regulatory, development, and sales and marketing organizations in the United States, the European Union and Australia. Pharmion has also developed a distributor network to reach the hematology and oncology markets in several additional countries throughout Europe, the Middle East and Asia.

Pharmion has established a portfolio of approved products and product candidates focused on the hematology and oncology markets. These include Pharmion’s primary commercial products, Vidaza® (azacitidine for injection), which it markets and sells as an approved treatment for MDS in the United States, Switzerland, Israel and the Philippines, and Thalidomide Pharmion 50mgTM (thalidomide), or Thalidomide Pharmion, a therapy for the treatment of multiple myeloma and certain other forms of cancer, which it sells on a compassionate use or named patient basis in certain countries in Europe. On January 24, 2008, the EMEA issued a positive opinion to recommend approval of Thalidomide Pharmion for use in combination with melphalan and prednisone as first line treatment for patients with untreated multiple myeloma (MM), aged 65 years or older or ineligible for high dose chemotherapy. The CHMP reviewed the application, and its positive opinion will be forwarded to the European Commission which generally follows, but is not obligated to follow, the recommendation of CHMP, and, if so, will issue final marketing approval within two to three months. Once ratified by the European Commission, a single marketing authorization would be granted to Pharmion to market Thalidomide Pharmion for first line multiple myeloma in the 27 member states of the European Union, as well as Norway and Iceland. Thalidomide Pharmion is approved in Australia, New Zealand, Turkey, Israel, South Korea and Thailand for the treatment of multiple myeloma after the failure of standard therapies. Pharmion obtained the right to sell Thalidomide Pharmion in certain territories under a license agreement with Celgene.

Subsequent to the announcement of the execution of the merger agreement, a purported class action was filed in the Court of Chancery in Delaware naming as defendants Pharmion, Celgene and Merger Sub, as well as Pharmion’s directors, Patrick J. Mahaffy, Brian G. Atwood, James Blair, M. James Barrett, Cam L. Garner, Edward J. McKinley, John C. Reed and Thorlef Spickschen, whom we refer to as the director defendants. The complaint against Celgene and Merger Sub was subsequently dismissed by the plaintiff without prejudice.

The complaint, which was purportedly brought on behalf of our public stockholders (other than the defendants), in substance alleges that the terms of the merger are unfair to Pharmion’s public stockholders because, in the view of the plaintiff, the value of Pharmion’s publicly held common stock is greater than the merger consideration being offered to Pharmion’s public stockholders in the merger. The complaint asserts claims against the director defendants for breach of fiduciary duty and against Pharmion for aiding and abetting the alleged breaches of fiduciary duty. In its prayer for relief, the complaint seeks, among other things, to enjoin the merger. The action is captioned as follows: Arthur Murphy v. Pharmion Corporation, et al., C.A. No. 3367-VCL (Del. Ch. Nov. 21, 2007). Pharmion and the director defendants intend to defend this litigation vigorously.

Risk Factors (page 24)

The merger (including the possibility that the merger may not be consummated) poses a number of risks to Pharmion stockholders. In addition, Pharmion stockholders will be receiving shares of Celgene common stock in the merger. Celgene is subject to various risks associated with its business and a number of risks exist with respect to an investment in Celgene common stock. The risks are discussed in greater detail under the caption “Risk Factors” beginning on page 24. You are encouraged to read and consider all of these risks carefully.

Information About the Special Meeting of Pharmion Stockholders (page 29)

Date, Time and Place.  The special meeting of Pharmion stockholders will be held on March 6, 2008, at 8:30 a.m., local time, at the Omni Interlocken Resort, 500 Interlocken Boulevard, Broomfield, Colorado. At the special meeting, Pharmion stockholders will be asked to consider the proposal to approve and adopt the merger agreement and approve the merger and, if necessary, to approve the adjournment of the special meeting under certain circumstances.

Record Date.  Only Pharmion stockholders of record at the close of business on February 4, 2008 will be entitled to vote at the special meeting. Each share of Pharmion common stock is entitled to one vote. As of the record date, there were 37,411,057 shares of Pharmion common stock outstanding and entitled to vote at the special meeting.

Required Vote.

Proposal 1 — To approve the merger proposal, the holders of a majority of the outstanding shares of Pharmion common stock entitled to vote must vote in favor of adopting and approving the merger agreement and approving the merger. Because approval of the merger proposal requires the affirmative vote of a majority of shares outstanding, a Pharmion stockholder’s failure to vote or abstention will have the same effect as a vote against the merger proposal.

Proposal 2 — To approve the proposal to adjourn the special meeting, if necessary, a majority of the shares present in person or represented by proxy at the special meeting and entitled to vote must vote in favor of such proposal.

As of the record date, Celgene owned 1,939,600 shares of Pharmion common stock, which is equal to approximately 5.2% of all shares of Pharmion common stock entitled to vote at the special meeting. In addition, certain executive officers and directors of Pharmion have entered into voting agreements with Celgene. Pursuant to the voting agreements, and as further described in the “THE MERGER — Voting Agreements” on page 55, such officers and directors have agreed to vote their shares of Pharmion common stock in favor of the merger at the special meeting. As of the record date, the executive officers and directors of Pharmion who are parties to the voting agreements held an aggregate of 588,168 shares of Pharmion common stock, which represents approximately 1.6% of all shares entitled to vote at the special meeting.

PHARMION PROPOSAL NO. 1 — APPROVAL OF THE MERGER

The Merger (page 33)

Pharmion will merge with Merger Sub, and the business of Pharmion following the merger will be carried on by a wholly-owned subsidiary of Celgene. In the merger, all shares of Pharmion common stock will be canceled and Pharmion stockholders immediately prior to the merger will receive a combination of cash and shares of Celgene common stock as described below under “Merger Consideration.” The stock portion of the per share merger consideration will not be known until the third trading day immediately prior to the effective time of the merger, because the measurement price used to calculate the stock portion of the merger consideration is based on the volume weighted average price per share of Celgene common stock (rounded to the nearest cent) on The Nasdaq

Global Select Market for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the merger; however, the exchange ratio used to calculate the stock portion of the per share merger consideration will never be less than 0.6445 or greater than 0.8370 of a share of Celgene common stock for one share of Pharmion common stock.

Recommendations of the Pharmion Board; Pharmion’s Reasons for the Merger (page 36)

After careful consideration, the board of directors of Pharmion unanimously approved and adopted the merger agreement and approved of the merger. The board of directors of Pharmion recommends that Pharmion stockholders vote “FOR” Proposal No. 1, approval and adoption of the merger agreement and approval of the merger, and “FOR” Proposal No. 2, the approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the approval and adoption of the merger agreement and approval of the merger at the time of the special meeting or if there are insufficient shares of Pharmion common stock represented to constitute a quorum necessary to conduct the business of the special meeting.

In evaluating the merger agreement and the merger, the board of directors of Pharmion consulted with Pharmion’s management and legal and financial advisors and considered a number of strategic, financial and other considerations referred to under “THE MERGER — Recommendations of the Board of Directors of Pharmion; Pharmion’s Reasons for the Merger” beginning on page 36.

Merger Consideration (page 63)

In the merger, each share of Pharmion common stock will be converted into the right to receive (i) that number of shares of Celgene common stock equal to the quotient, which we refer to as the exchange ratio, determined by dividing $47.00 by the volume weighted average price per share of Celgene common stock (rounded to the nearest cent) on The Nasdaq Global Select Market for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the merger, which we refer to as the measurement price; provided, however, that if the measurement price is less than $56.15, each share of Pharmion common stock will converted into the right to receive 0.8370 shares of Celgene common stock and if the measurement price is greater than $72.93, each share of Pharmion common stock will be converted into the right to receive 0.6445 shares of Celgene common stock and (ii) $25.00 in cash, without interest. Pharmion stockholders will not receive any fractional shares of Celgene common stock in the merger. Instead, any stockholder who would otherwise be entitled to a fractional share of Celgene common stock will be entitled to receive an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the measurement price.

Opinion of Pharmion’s Financial Advisor (page 40)

In connection with the proposed merger, Pharmion’s financial advisor, Banc of America Securities LLC, which we refer to as Banc of America Securities, delivered to the board of directors of Pharmion an oral opinion, which was confirmed by delivery of a written opinion dated November 17, 2007, as to the fairness, from a financial point of view and as of the date of the opinion, of the per share merger consideration to be received by holders of Pharmion common stock (other than Celgene, Merger Sub and their respective affiliates). The full text of Banc of America Securities’ written opinion, dated November 17, 2007, to the board of directors of Pharmion which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. Banc of America Securities provided its opinion to the board of directors of Pharmion for the benefit and use of the board of directors of Pharmion in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. Banc of America Securities’ opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger.

Treatment of Pharmion Stock Options and Other Stock-Based Awards (page 64)

The merger agreement provides that, at the effective time of the merger, each outstanding unvested option to purchase shares of Pharmion common stock will be converted into an option to acquire such number of shares of

Celgene common stock equal to the product (rounded down to the nearest number of whole shares) of (i) the number of shares of Pharmion common stock subject to such option immediately prior to the effective time of the merger and (ii) the fraction, which we refer to as the option exchange ratio, having the numerator equal to the per share consideration to be received by Pharmion stockholders in the merger as described above (valuing the stock portion of such consideration at the measurement price thereof) and having the denominator equal to the measurement price, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such option immediately prior to the effective time of the merger divided by (B) the option exchange ratio. Outstanding unvested options to purchase shares of Pharmion common stock that were granted to directors pursuant to Pharmion’s equity compensation plans will vest immediately prior to the consummation of the merger.

The merger agreement also provides that, at the effective time of the merger, each outstanding vested option to purchase shares of Pharmion common stock will, by virtue of the merger and without any action on the part of the holders thereof, be canceled and will only entitle the holder of such option to receive from Celgene, as soon as reasonably practicable after the effective time of the merger, the consideration (subject to all applicable income and employment withholding taxes) such holder would have received if such holder had effected a cashless exercise of such vested option to purchase Pharmion common stock immediately prior to the effective time of the merger and the shares of Pharmion common stock issued upon such cashless exercise were converted in the merger into the consideration to be received by the Pharmion stockholders in the merger as described above.

Restricted stock units held under Pharmion’s equity compensation plans will become fully vested immediately prior to the effective time of the merger and subject to applicable income and employment withholding taxes, will be canceled as of the effective time of the merger and converted into the right to receive the per share merger consideration to be received by holders of shares of Pharmion common stock as described above.

Interests of Certain Persons in the Merger (page 49)

You should be aware that some of the directors and executive officers of Pharmion have interests in the merger that may be different from, or in addition to, the interests of Pharmion stockholders generally. The board of directors of Pharmion was aware of these interests and considered them, among other matters, in reaching its decisions to approve and adopt the merger agreement and to recommend that Pharmion stockholders vote “FOR” the approval of the merger agreement and the merger.

The following is a brief summary of the interests of Pharmion’s executive officers and directors in the merger:

Employment Agreements.  Pursuant to employment agreements between Pharmion and its executive officers, each executive officer will be entitled to severance benefits upon the termination of such executive officer’s employment without “just cause” or by the executive officer for “good reason” (as such terms are defined in the employment agreements) within two years following the merger. The estimated value of the cash and non-cash severance benefits (excluding any additional “gross up” for taxes potentially payable by the executives pursuant to the application of Sections 280G and 4999 of the Code) that could become due under the employment agreements is approximately $3,058,888, assuming the merger is consummated on March 10, 2008. For a more detailed discussion of the employment agreements and the other special interests that Pharmion’s directors and executive officers may have in the merger, see “THE MERGER — Interests of Certain Persons in the Merger” beginning on page 49.

Vested Options.  Each vested stock option to purchase shares of Pharmion common stock held by an executive officer or director of Pharmion upon the effective time of the merger will be treated in the same manner as all other vested stock options in the merger. For a more detailed discussion of the treatment of stock options in the merger, see “THE MERGER AGREEMENT — Treatment of Stock Options and Other Stock-Based Awards” beginning on page 64 and “THE MERGER — Interests of Certain Persons in the Merger” beginning on page 49.

Unvested Options.  Each unvested stock option to purchase shares of Pharmion common stock held by an executive officer of Pharmion upon the effective time of the merger will be converted into an equivalent stock option to purchase shares of Celgene common stock. However, pursuant to the terms of each of the employment agreements described above, all of the outstanding stock options held by an executive officer would become fully vested and immediately exercisable upon the termination of such executive officer’s employment without “just cause” or by the executive officer for “good reason” (as such terms are defined in the employment agreements) within two years following the merger. In addition, each unvested stock option held by a non-employee director of Pharmion granted under the Pharmion 2001 Non-Employee Director Stock Option Plan will become fully vested and exercisable immediately prior to the effective time of the merger and will be treated in the same manner as all other vested stock options in the merger. For a more detailed discussion of the treatment of stock options in the merger, see “THE MERGER AGREEMENT — Treatment of Stock Options and Other Stock-Based Awards” beginning on page 64 and “THE MERGER — Interests of Certain Persons in the Merger” beginning on page 49.

Other Stock-Based Awards.  Unvested shares of Pharmion common stock underlying restricted stock unit awards held by Pharmion’s executive officers will become fully vested immediately prior to the effective time of the merger. For a more detailed discussion of the treatment of restricted stock units in the merger, see “THE MERGER AGREEMENT — Treatment of Stock Options and Other Stock-Based Awards” beginning on page 64 and “THE MERGER — Interests of Certain Persons in the Merger” beginning on page 49.

Employee Stock Purchase Plan.  Pharmion maintains an employee stock purchase plan for U.S. employees intended to qualify under Section 423 of the Code. Pursuant to the terms of the merger agreement, Pharmion agreed to take all actions necessary to cause the offering period in effect on the date of the merger agreement to be the final offering period under the plan and for such offering period to end on January 31, 2008. Each participant’s accumulated payroll deductions were used to purchase shares of Pharmion common stock at the conclusion of such offering period in accordance with the terms of the plan. Pharmion will take all actions necessary to terminate the plan and ensure that no further purchases of shares of Pharmion common stock are made thereunder. For a more detailed discussion of the Pharmion employee stock purchase plan, see “THE MERGER AGREEMENT — Treatment of Stock Options and Other Stock-Based Awards” beginning on page 64 and “THE MERGER — Interests of Certain Persons in the Merger” beginning on page 49.

Retention Plan.  In order to foster the continued service of Pharmion’s employees during the pendency of a possible change in control of Pharmion, which would include the merger, the Pharmion board of directors adopted a retention plan for the benefit of its employees, including executive officers, who remain actively employed with Pharmion through the consummation of the merger. Under the retention plan, eligible employees will be entitled to receive a retention award, payable as soon as practicable following the effective time of the merger, in the amount of either (i) 25% of annual base salary as in effect on December 1, 2007, if the effective time of the merger occurs on or prior to June 1, 2008, or (ii) 50% of annual base salary as in effect on December 1, 2007, if the effective time of the merger occurs after June 1, 2008. In addition, eligible employees who are not U.S. field-based sales employees will receive incentive bonuses in respect of the achievement of certain individual and corporate goals for 2007 as determined by Pharmion’s board of directors, which bonuses may be paid in amounts of up to 200% of the recipient-employee’s annual bonus target. U.S. field-based sales employees will be paid quarterly bonuses subject to the achievement of quarterly sales targets, and those who remain actively employed with Pharmion will receive additional bonuses for each of the first and second quarters of 2008 subject to the achievement of sales targets. For a detailed discussion of the foregoing Pharmion retention plan, see “THE MERGER AGREEMENT — Covenants and Agreements — Employee Matters” beginning on page 73.

Indemnification; Directors’ and Officers’ Insurance.  Celgene has agreed to indemnify and hold harmless current and former directors and officers of Pharmion to the fullest extent permitted under applicable law, and to cover such directors and officers by directors’ and officers’ liability insurance for a period of six years following the effective time of the merger. For a more detailed discussion of the indemnification of Pharmion’s directors and executive officers, see “THE MERGER AGREEMENT — Covenants and Agreements — Indemnification of Directors and Officers” beginning on page 72.

As of the record date, all directors and executive officers of Pharmion, together with their affiliates, beneficially owned approximately 9.1% of the outstanding shares of Pharmion common stock. Approval of the merger requires the affirmative vote of the holders of a majority of Pharmion’s outstanding common stock. Certain Pharmion officers and directors, have also entered into a voting agreement in connection with the merger. The voting agreements are discussed in greater detail under “THE MERGER — Voting Agreements” beginning on page 55.

The obligations of Celgene and Pharmion to close the merger are subject to a number of conditions (page 74)

The obligations of each of Celgene and Pharmion to complete the merger are conditioned upon the following:

•	the approval and adoption of the merger agreement and approval of the merger by Pharmion stockholders;

•	the expiration or early termination of the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which we refer to as the HSR Act, which expiration occurred on January 2, 2008, and the receipt of any required approval or expiration of applicable waiting period under the antitrust laws of any applicable foreign jurisdictions the failure of which to be obtained or to have expired, individually or in the aggregate, would have a material adverse effect on Celgene;

•	the absence of any statute, law, rule, ordinance, regulation, code, order, judgment, injunction, writ, decree or any other order of any court or other governmental authority of competent jurisdiction permanently enjoining or otherwise prohibiting the consummation of the merger or the transactions contemplated by the merger agreement;

•	the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, having been declared effective by the SEC under the Securities Act, and not being subject to a stop order;

•	all consents, approvals and authorizations of governmental entities arising as a result of the enactment or promulgation of, or a change in, any law occurring after the date of the merger agreement required to consummate the merger (the failure of which to obtain would have a material adverse effect on the combined company) having been obtained; and

•	the shares of Celgene common stock to be issued pursuant to the merger and the shares of Celgene common stock to be reserved for issuance upon the exercise of options to purchase common stock of Pharmion having been approved for listing on The Nasdaq Global Select Market.

In addition, Celgene’s obligations are further conditioned on:

•	Pharmion’s representations and warranties being true and correct (except where the failure to be true and correct would not have a material adverse effect on Pharmion);

•	Pharmion having complied in all material respects with its covenants contained in the merger agreement;

•	the absence of a material adverse change in the business or condition of Pharmion;

•	Celgene having received an opinion of its outside legal counsel that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that if the merger is restructured as a reverse merger, as described under “THE MERGER — Form of the Merger” on page 57, in which Merger Sub will be merged with and into Pharmion with Pharmion surviving the merger as a wholly-owned subsidiary of Celgene, Celgene will be deemed to have waived this condition; and

•	holders of no more than 25% of the number of shares of Pharmion common stock outstanding immediately prior to the effective time having exercised their appraisal rights in the merger in accordance with the DGCL.

In addition, Pharmion’s obligations are further conditioned on:

•	Celgene’s and Merger Sub’s representations and warranties being true and correct (except where the failure to be true and correct would not have a material adverse effect on Celgene);

•	Celgene having complied in all material respects with its covenants in the merger agreement;

•	the absence of a material adverse change in the business or condition of Celgene; and

•	Pharmion having received an opinion of its outside legal counsel that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that if the merger is restructured as a reverse merger, as described under “THE MERGER — Form of the Merger” on page 57, in which Merger Sub will be merged with and into Pharmion with Pharmion surviving the merger as a wholly-owned subsidiary of Celgene, Pharmion will be deemed to have waived this condition.

Under certain circumstances Celgene and Pharmion may terminate the merger agreement (page 76)

The merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

•	by mutual written consent of Celgene and of Pharmion;

•	by either Celgene or Pharmion, if the effective time of the merger does not occur before September 30, 2008, which is referred to as the outside date, unless the primary cause of the failure of the effective time of the merger to occur is the failure of the party seeking to terminate the merger agreement to perform any of its obligations under the merger agreement;

•	by either Celgene or Pharmion, if any court or governmental entity has enacted any law, or issued any injunction or other order that permanently enjoins or otherwise prohibits the consummation of the merger; or

•	by either Celgene or Pharmion, if the stockholders of Pharmion do not approve the merger at the stockholder meeting.

Additionally, Pharmion may terminate the merger agreement if:

•	Celgene breaches a representation, warranty, covenant or agreement such that the conditions to the obligation of Pharmion to effect the merger, as described above, will not be satisfied and the breach has not been or cannot be cured within 30 days following notice of such breach or facts exist which render impossible one or more of the mutual closing conditions or one or more of the conditions to the obligation of Pharmion to effect the merger by the outside date (however, Pharmion does not have the right to terminate the merger agreement under this provision if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement); or

•	the board of directors of Pharmion determines that a third party proposal relating to a merger, reorganization, recapitalization, tender offer, business combination or other similar transaction involving Pharmion or any proposal to acquire securities representing 30% or more of the equity securities of Pharmion or any of its subsidiaries or to acquire 30% or more of the consolidated assets or revenues of Pharmion and its subsidiaries, which we refer to in this proxy statement/prospectus as an acquisition proposal, constitutes a superior proposal; however, prior to such termination Pharmion must negotiate with Celgene in good faith for three business days to make such modifications to the merger agreement so that the third party proposal would no longer be a superior proposal and Pharmion must pay the required termination fee to Celgene.

Additionally, Celgene may terminate the merger agreement if:

•	Pharmion breaches a representation, warranty, covenant or agreement such that the conditions to the obligation of Celgene to effect the merger, as described above, will not be satisfied and the breach has not been or cannot be cured within 30 days following notice of such breach or facts exist which render impossible one or more of the mutual closing conditions or one or more of the conditions to the obligation of Celgene to effect the merger by the outside date (however, Celgene does not have the right to terminate the merger agreement under this provision if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement);

•	prior to the special meeting of Pharmion stockholders, the board of directors of Pharmion, in the case of a superior proposal, withholds, withdraws, qualifies or modifies its approval or recommendation of the merger agreement or the merger, or approves, adopts, recommends or otherwise declares advisable any such superior proposal not solicited in breach of the merger agreement, fails to transmit to Pharmion stockholders a recommended rejection of any tender offer or exchange offer for 30% or more of the outstanding shares of

Pharmion common stock by a person who is not an affiliate of Celgene, or if Pharmion fails, within five days of a request by Celgene, to reconfirm its recommendation in favor of the merger agreement and merger (or the board of directors of Pharmion resolves, or publicly announces its intention, to do any of the foregoing);

•	the board of directors of Pharmion approves, resolves to recommend, or publicly recommends, or Pharmion enters into a binding acquisition agreement with respect to, any acquisition proposal; or

•	Pharmion breaches its obligations under the merger agreement not to solicit third-party acquisition proposals as described under “Covenants and Agreements — No Solicitation” (or the board of directors of Pharmion resolves, or publicly announces its intention, to do so).

If the merger agreement is terminated under certain circumstances, including if Pharmion terminates the merger agreement to enter into an agreement in respect of a third-party acquisition proposal, Pharmion must pay Celgene a termination fee of $70 million. In addition, if the merger agreement is terminated as a result of the merger having been permanently enjoined for antitrust reasons or if the merger has not been consummated by September 30, 2008 as a result of the failure to obtain antitrust clearance and certain other conditions are satisfied, Celgene must pay Pharmion a termination fee of $70 million. See “THE MERGER AGREEMENT — Termination Fees” beginning on page 78 for a complete discussion of the circumstances under which either Pharmion or Celgene would be required to pay a termination fee.

Pharmion has agreed not to solicit third-party acquisition proposals (page 71)

Subject to certain exceptions, the merger agreement precludes Pharmion, whether directly or indirectly through affiliates or other representatives, from soliciting, initiating, knowingly encouraging or taking any other action to facilitate the submission of any acquisition proposal or participating in or knowingly encouraging any discussion or negotiations regarding, or furnishing to any person any information with respect to, or knowingly facilitating or taking any other action with respect to any acquisition proposal (or any proposal reasonably likely to lead to an acquisition proposal). However, if Pharmion receives an unsolicited acquisition proposal (that does not result from a breach of Pharmion’s obligations under the merger agreement with respect to solicitation of third-party acquisition proposals) that its board of directors determines in good faith is a superior acquisition proposal, or is reasonably likely to result in a superior acquisition proposal, then Pharmion may furnish information to, and enter into discussions with, the third party making the acquisition proposal so long as certain conditions set forth in the merger agreement are satisfied, including conditions that (i) the board of directors of Pharmion determines that failure to do so would be reasonably likely to violate its fiduciary duties under applicable law and (ii) Pharmion negotiates with Celgene in good faith for three business days to make such modifications to the merger agreement so that Pharmion’s board of directors would be able to proceed with its recommendation that the stockholders of Pharmion vote to approve and adopt the merger agreement and approve the merger. See “THE MERGER AGREEMENT — Covenants and Agreements — No Solicitation” on page 71 for a complete discussion of Pharmion’s obligations under the merger agreement with respect to third-party acquisition proposals.

Obligations of the Board of Directors of Pharmion with Respect to Its Recommendations and Holding the Special Meeting of Pharmion Stockholders (page 70)

The board of directors of Pharmion has recommended that its stockholders vote in favor of approval and adoption of the merger agreement and approval of the merger. In the case of a superior proposal prior to the approval of the merger by Pharmion stockholders, the board of directors of Pharmion can modify or withdraw its recommendation or recommend a superior third-party acquisition proposal if it determines in good faith, after consultation with outside legal counsel, that the failure to change its recommendation would be reasonably likely to violate its fiduciary obligations under applicable law. Pharmion may also disclose any material fact to its stockholders if the board or directors of Pharmion determines in good faith, after consultation with outside legal counsel, that the failure to disclose such facts to Pharmion stockholders (including the fact that an acquisition proposal has been submitted to Pharmion), would be reasonably likely to violate its fiduciary duties under applicable law. If the board of directors of Pharmion withdraws or modifies its recommendation or approves or recommends a superior proposal, Celgene is entitled to terminate the merger agreement and require Pharmion to pay a termination fee of $70 million. Regardless of any withdrawal or modification by the board of directors of

Pharmion of its recommendation of the merger, unless the merger agreement is terminated in accordance with its terms, Pharmion is required under the terms of the merger agreement to call and hold its special meeting of stockholders to consider approval and adoption of the merger agreement and approval of the merger.

Material United States Federal Income Tax Consequences (page 57)

The consummation of the merger is conditioned upon the receipt by Celgene and Pharmion of opinions from their respective legal counsel that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. If counsel are unable to deliver the tax opinions, the merger will not be consummated unless the conditions requiring the delivery of the tax opinions are waived, except as described below in this section.

Assuming the merger qualifies as a “reorganization” under Section 368(a) of the Code, a holder of Pharmion common stock generally will not recognize any gain or loss under U.S. federal income tax laws on the exchange of Pharmion shares for Celgene shares. A Pharmion stockholder generally will recognize taxable gain on the cash received in exchange for the holder’s Pharmion common stock.

If, as of the date of the closing of the merger, the value of the Celgene common stock to be issued to Pharmion stockholders pursuant to the merger is less than approximately 40% of the value of the aggregate consideration to be issued in the merger and expected to be paid with respect to shares of Pharmion common stock as to which appraisal rights have been exercised under the DGCL, (i) the merger will be restructured as a reverse merger in which Merger Sub will be merged with and into Pharmion and Pharmion will survive the merger as a wholly-owned subsidiary of Celgene, (ii) Pharmion and Celgene will be deemed to have waived the closing conditions to the merger that each receive an opinion of legal counsel that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) the holders of Pharmion common stock will recognize a taxable gain or loss on the exchange of their shares in the merger equal to the difference, if any, between (i) the sum of the fair market value of the shares of Celgene common stock and the amount of cash received and (ii) the holder’s tax basis in its shares of Pharmion common stock.

Tax matters are very complicated. The tax consequences of the merger to you will depend on your own situation. Accordingly, you should consult your own tax advisor for a full understanding of the U.S. federal, state, local and foreign tax consequences of the merger to you.

Governmental and Regulatory Approvals (page 56)

Under the terms of the merger agreement, Celgene will determine whether any regulatory approvals are required in connection with the merger, and the parties will cooperate to seek and obtain any such regulatory approvals. The merger agreement provides that the parties will make only such antitrust filings as specified in the merger agreement unless the parties agree that other filings are necessary or Celgene determines in good faith, after consultation with legal counsel, that other filings are required by law. In addition, the parties will use reasonable best efforts to take all steps necessary to prevent or remove any actual or threatened injunction, order or other determination that would prevent or delay consummation of the merger. Pharmion is obligated to sell or divest its assets as necessary to obtain any requisite antitrust approvals, if so requested by Celgene, provided that such action is conditioned upon consummation of the merger. Celgene is not obligated to sell or divest any of its assets in order to obtain the requisite antitrust approvals.

Under the HSR Act, and the rules promulgated thereunder by the U.S. Federal Trade Commission, or FTC, the merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice; and the specified waiting period has either expired or been terminated. Celgene and Pharmion filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on December 3, 2007. The waiting period under the HSR Act expired on January 2, 2008. On December 28, 2007, Celgene, on behalf of both parties, advised a foreign government agency responsible for regulating competition laws, of the proposed merger. The agency cleared the merger on January 25, 2008.

Listing and Trading of Celgene Common Stock (page 74)

Shares of Celgene common stock to be received by Pharmion stockholders in the merger will be listed on The Nasdaq Global Select Market. After completion of the merger, shares of Celgene common stock will continue to be traded on The Nasdaq Global Select Market, but shares of Pharmion common stock will no longer be listed or traded.

Appraisal Rights (page 61)

Under the DGCL, Pharmion stockholders of record who do not vote in favor of the merger will be entitled to exercise appraisal rights in connection with the merger, and, if such rights are properly demanded and perfected and not withdrawn or lost, such stockholders will be entitled to obtain payment for the judicially-determined fair value of their shares of Pharmion common stock if the merger is completed. For a more detailed description of these appraisal rights and how to demand and perfect such rights, see “THE MERGER — Appraisal Rights” beginning on page 61 and the relevant provisions of the DGCL, which are included as Annex C to this proxy statement/prospectus.

Anticipated Accounting Treatment (page 57)

The merger will be accounted for by Celgene under the purchase method of accounting. Under the purchase method, the purchase price of Pharmion will be allocated to assets acquired, including identifiable intangible assets, in-process research and development and liabilities assumed from Pharmion with any excess being treated as goodwill. Since property, plant and equipment and identifiable intangible assets are depreciated and amortized over time, and in-process research and development is expensed immediately upon the merger, Celgene will incur accounting charges from the merger. In addition, these assets and any goodwill will be subject to periodic impairment tests and could result in potential write-down charges in future periods.

Comparison of Rights of Celgene Stockholders and Pharmion Stockholders (page 80)

The rights of Pharmion stockholders will change as a result of the merger due to differences in Celgene’s and Pharmion’s governing documents. This proxy statement/prospectus contains descriptions of stockholder rights under each of the Celgene and Pharmion governing documents and describes the material differences between them.

Comparative Market Price Information (page 23)

Shares of Celgene common stock are listed on the Nasdaq Global Select Market under the symbol “CELG.” Shares of Pharmion common stock are listed on the Nasdaq Global Market under the symbol “PHRM.” On November 16, 2007, the last trading day prior to the public announcement of the execution of the merger agreement, the last reported sale price per share of Celgene common stock was $64.90 and the last reported sale price per share of Pharmion common stock was $49.28 per share.

On February 1, 2008, the most recent practicable date prior to the date of this proxy statement/prospectus, the last reported sale price per share of Celgene common stock was $59.70 and the last reported sale price per share of Pharmion common stock was $69.65. The market prices of shares of Pharmion common stock and Celgene common stock are subject to fluctuation. We urge you to obtain current market quotations.

PHARMION PROPOSAL NO. 2 — APPROVAL OF POSSIBLE ADJOURNMENT OF
THE SPECIAL MEETING

If there are not sufficient votes at the time of the special meeting of Pharmion stockholders to approve Proposal No. 1 or if there are insufficient shares of Pharmion common stock present in person or represented by proxy at the special meeting to constitute a quorum necessary to conduct the business of the special meeting, Pharmion may propose to adjourn the special meeting. Pharmion currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal No. 1.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CELGENE

The following summary historical financial data should be read in conjunction with the consolidated financial statements of Celgene, and the notes thereto, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Celgene contained in Celgene’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated by reference into this proxy statement/prospectus. The unaudited consolidated financial statements include, in the opinion of Celgene’s management, all adjustments, consisting only of normal, recurring adjustments, that Celgene’s management considers necessary for a fair statement of the results of those periods. These historical results are not necessarily indicative of results to be expected in any future period and the results for the nine months ended September 30, 2007 should not be considered indicative of results to be expected for the full year.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007(1)	2006(1)	2006(1)	2005	2004	2003	2002
	(Unaudited)
	(In thousands, except per share amounts)

Consolidated Statements of Operations Data:
Total revenue	$991,230	$623,919	$898,873	$536,941	$377,502	$271,475	$135,746
Costs and operating expenses	703,605	508,941	724,182	453,357	334,774	274,124	250,367

Operating income (loss)	287,625	114,978	174,691	83,584	42,728	(2,649)	(114,621)

Interest and investment income, net	79,447	22,102	40,352	24,557	28,340	21,760	22,976
Equity in losses of affiliated companies	3,338	5,202	8,233	6,923	—	4,392	—
Interest expense	7,913	7,086	9,417	9,497	9,551	5,667	27
Other income (expense), net	(3,345)	4,193	5,502	(7,509)	1,654	16,609	82

Income (loss) before tax	352,476	128,985	202,895	84,212	63,171	25,661	(91,590)

Income tax provision (benefit)	201,364	82,916	133,914	20,556	10,415	718	(98)

Income (loss) from continuing operations	151,112	46,069	68,981	63,656	52,756	24,943	(91,492)

Discontinued operations: Gain on sale of chiral assets	—	—	—	—	—	750	1,000

Net income (loss)	$151,112	$46,069	$68,981	$63,656	$52,756	$25,693	$(90,492)

Income (loss) from continuing operations per common share(2):
Basic	$0.40	$0.13	$0.20	$0.19	$0.16	$0.08	$(0.30)
Diluted	$0.36	$0.12	$0.18	$0.18	$0.15	$0.07	$(0.30)
Weighted average shares(2):
Basic	380,841	347,687	352,217	335,512	327,738	323,548	309,348
Diluted	431,208	403,092	407,181	390,585	345,710	341,592	309,348

(1)	These periods reflect Celgene’s adoption of the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” effective January 1, 2006.

(2)	Amounts have been adjusted for the two-for-one stock splits effected in February 2006 and October 2004.

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$2,529,705	$872,474	$1,982,220	$724,260	$748,537	$666,967	$261,182
Total assets	3,373,185	1,526,819	2,735,791	1,258,313	1,107,293	813,026	336,795
Convertible notes(3)	399,731	399,962	399,889	399,984	400,000	400,000	—
Other non-current liabilities	59,811	22,915	56,995	27,850	14,442	8,366	4,913
Retained earnings (deficit)	49,339	(124,684)	(101,773)	(170,754)	(234,410)	(287,166)	(312,859)
Stockholders’ equity	2,479,326	838,278	1,976,177	635,775	477,444	331,744	286,206

(3)	The convertible notes mature in June 2008.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PHARMION

The following summary historical financial data should be read in conjunction with the consolidated financial statements of Pharmion, and the notes thereto, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pharmion contained in Pharmion’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated by reference into this proxy statement/prospectus. The unaudited consolidated financial statements include, in the opinion of Pharmion’s management, all adjustments, consisting only of normal, recurring adjustments, that Pharmion’s management considers necessary for a fair statement of the results of those periods. These historical results are not necessarily indicative of results to be expected in any future period and the results for the nine months ended September 30, 2007 should not be considered indicative of results to be expected for the full year.

	Nine Months Ended September 30,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003(1)(2)	2002
	(Unaudited)
	(In thousands, except per share amounts)

Consolidated Statements of Operations Data:
Net sales	$195,834	$178,596	$238,646	$221,244	$130,171	$25,539	$4,735
Operating expenses:
Cost of sales, inclusive of royalties, exclusive of product rights amortization shown separately below	53,341	48,514	65,157	59,800	43,635	11,462	1,575
Research and development	71,992	50,194	70,145	42,944	28,392	24,616	15,049
Acquired in-process research	8,000	24,480	78,763	21,243	—	—	—
Selling, general and administrative	93,174	72,963	104,943	83,323	66,848	36,109	23,437
Product rights amortization	7,407	7,344	9,802	9,345	3,395	1,972	375

Total operating expenses	233,914	203,495	328,810	216,655	142,270	74,159	40,436

Income (loss) from operations	(38,080)	(24,899)	(90,164)	4,589	(12,099)	(48,620)	(35,701)
Other income (expense), net	6,448	5,286	6,926	6,474	2,415	(154)	1,109

Income (loss) before taxes	(31,632)	(19,613)	(83,238)	11,063	(9,684)	(48,774)	(34,592)
Income tax expense	4,752	7,188	7,774	8,794	7,853	1,285	105

Net income (loss)	(36,384)	(26,801)	(91,012)	2,269	(17,537)	(50,059)	(34,697)

Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	(10,091)	(8,576)

Net income (loss) attributable to common stockholders	$(36,384)	$(26,801)	$(91,012)	$2,269	$(17,537)	$(60,150)	$(43,273)

Net income (loss) attributable to common stockholders per common share:
Basic	$(1.05)	$(0.84)	$(2.84)	$0.07	$(0.63)	$(14.70)	$(57.58)
Diluted	$(1.05)	$(0.84)	$(2.84)	$0.07	$(0.63)	$(14.70)	$(57.58)
Shares used in computing net income (loss) attributable to common stockholders per common share:
Basic	34,506	31,993	32,016	31,837	27,933	4,093	752
Diluted	34,506	31,993	32,016	32,876	27,933	4,093	752
Pro forma net loss attributable to common stockholders per common share, assuming conversion of preferred stock, basic and diluted (unaudited)	N/A	N/A	N/A	N/A	N/A	$(2.66)	$(2.47)
Shares used in computing pro forma net loss attributable to common stockholders per common share, assuming conversion of preferred stock basic and diluted, unaudited	N/A	N/A	N/A	N/A	N/A	18,791	14,073

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003(1)(2)	2002
	(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$257,632	$187,777	$136,213	$243,406	$245,543	$88,542	$62,604
Working capital	262,455	209,466	152,997	226,621	233,366	86,539	60,891
Total assets	451,510	376,701	326,732	432,630	411,230	145,473	80,847
Convertible notes	—	—	—	—	—	13,374	—
Other long-term liabilities	3,939	3,008	3,679	3,737	3,824	8,144	190
Redeemable convertible preferred stock	—	—	—	—	—	—	135,987
Accumulated deficit	(263,223)	(162,628)	(226,839)	(135,827)	(138,096)	(120,559)	(62,950)
Total stockholders’ equity (deficit)	380,033	330,651	273,082	346,624	351,953	104,914	(62,216)

(1)	Pharmion acquired Laphal Developpement S.A. on March 25, 2003 and its operations are included in Pharmion’s results since that date.

(2)	In November 2003 Pharmion completed its initial public offering, which resulted in $76.2 million of net proceeds through the issuance of 6,000,000 shares of Pharmion common stock. Concurrent with the effective date of the initial public offering, all outstanding shares of Pharmion’s redeemable convertible preferred stock were converted into 17,030,956 shares of Pharmion common stock.

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The selected unaudited pro forma condensed consolidated financial information presented below is based on, and should be read together with, the historical information that Celgene and Pharmion have presented in their respective filings with the Securities and Exchange Commission and the pro forma information that appears elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” on page 100 and “Unaudited Pro Forma Condensed Consolidated Financial Statements” on page 89.

The selected unaudited pro forma condensed consolidated balance sheet as of September 30, 2007 gives effect to the proposed merger as if it had occurred on September 30, 2007, and combines the historical balance sheets of Pharmion and Celgene as of September 30, 2007. The selected unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2006 and for the nine months ended September 30, 2007 are presented as if the proposed merger had occurred on January 1, 2006, and combines the historical results of Pharmion and Celgene for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively.

The pro forma adjustments related to the merger are based on a preliminary purchase price allocation whereby the estimated cost to acquire Pharmion was allocated to the assets acquired and the liabilities assumed based upon their estimated fair values. A final purchase price allocation will be performed using estimated fair value as of the date of completion of the merger. Differences between the preliminary and final purchase price allocations could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statement information and Celgene’s future results of operations and financial position.

The selected unaudited pro forma condensed consolidated financial statements do not reflect the realization of potential cost savings, or any related restructuring or integration costs. Certain cost savings may result from the merger, however, there can be no assurance that these cost savings will be achieved.

The selected unaudited pro forma condensed consolidated financial data are presented for illustrative purposes only and are not necessarily indicative of the consolidated financial positions or results of operations in future periods or the results that actually would have been realized if the proposed merger had been completed as of the dates indicated.

	Unaudited Pro Forma Consolidated
	(In thousands, except for per share data)
	Nine Months Ended	Twelve Months Ended
	September 30, 2007	December 31, 2006
EARNINGS DATA
Revenue	$1,169,834	$1,115,546
Expenses	$1,022,280	$1,193,622
Operating income (loss)	$147,554	$(78,076)
Other income (expense)	$35,193	$(17,286)
Income (loss) before income taxes	$182,747	$(95,362)
Income tax provision	$150,800	$55,175
Net income (loss)	$31,947	$(150,537)
Basic earnings (loss) per share	$0.08	$(0.39)
Diluted earnings (loss) per share	$0.07	$(0.39)

September 30, 2007
BALANCE SHEET DATA
Total assets	$3,938,815
Total liabilities	$1,092,867
Shareholders’ equity	$2,845,948

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page 93, which are an integral part of this information.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth for Celgene common stock and Pharmion common stock certain historical and unaudited pro forma consolidated and pro forma-equivalent per share financial information. The unaudited pro forma consolidated and pro forma-equivalent per share information gives effect to the proposed merger as if it had occurred on January 1, 2006. The information in the table is based on, and should be read together with, the historical financial information that Celgene and Pharmion have presented in their respective filings with the SEC and the pro forma financial information that appears elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” on page 100 and “Unaudited Pro Forma Condensed Consolidated Financial Statements” on page 89.

The unaudited pro forma consolidated and pro forma equivalent data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the date indicated or will be realized upon completion of the proposed merger. Neither Celgene nor Pharmion declared or paid any dividends during the periods presented.

			Unaudited
			Pro Forma	Unaudited
			Consolidated	Pro Forma-
			per Share	Equivalent per
			of	Share of
			Celgene	Pharmion
	Celgene	Pharmion	Common	Common
	Historical	Historical	Stock	Stock(1)

NET INCOME PER SHARE:
For the year ended December 31, 2006:
Basic	$.20	$(2.84)	$(.39)	$(.33)
Diluted	$.18	$(2.84)	$(.39)	$(.33)
For the nine months ended September 30, 2007:
Basic	$.40	$(1.05)	$.08	$.07
Diluted	$.36	$(1.05)	$.07	$.06
BOOK VALUE PER SHARE:
As of December 31, 2006	$5.26	$8.51	$5.24	$4.39
As of September 30, 2007	$6.43	$10.22	$6.76	$5.66

(1)	Since the exchange ratio is not currently known and will not be known at the time of the special meeting, this column sets forth the maximum exchange ratio (0.8370), as provided in the merger agreement. See “RISK FACTORS — The value of the shares of Celgene common stock that Pharmion stockholders receive in the merger could vary as a result of fluctuations in the price of Celgene common stock” on page 25.

COMPARATIVE STOCK PRICES

Comparison

Celgene common stock and Pharmion common stock are each listed and traded on The Nasdaq Stock Market under the symbols “CELG” and “PHRM,” respectively. The following table sets forth, for the respective periods of Celgene and Pharmion indicated, the high and low sale prices per share of Celgene common stock and Pharmion common stock.

	Celgene Common Stock		Pharmion Common Stock
	High	Low	High	Low

Year ended December 31, 2005
First Quarter	$17.62	$12.35	$44.55	$28.75
Second Quarter	21.62	16.60	29.35	18.68
Third Quarter	29.41	19.77	30.12	21.05
Fourth Quarter	32.68	22.59	22.45	16.49
Year ended December 31, 2006
First Quarter	$44.22	$31.51	$18.77	$14.76
Second Quarter	48.40	36.02	20.87	15.66
Third Quarter	49.41	39.31	22.38	15.56
Fourth Quarter	60.12	41.68	26.70	21.07
Year ended December 31, 2007
First Quarter	$58.60	$49.46	$32.83	$24.49
Second Quarter	66.95	52.40	32.03	26.13
Third Quarter	72.23	56.50	47.25	23.27
Fourth Quarter	75.44	41.26	68.04	45.77
Year ended December 31, 2008
First Quarter (through February 1, 2008)	$59.99	$46.07	$70.12	$62.30

On November 16, 2007, the last trading day prior to the date of the public announcement of the execution of the merger agreement, the last reported sale price per share of Pharmion common stock was $49.28 and the last reported sale price per share of Celgene common stock was $64.90. On February 1, the most recent practicable date prior to the date of this proxy statement/prospectus, the last reported sale price per share of Pharmion common stock was $69.65 and the last reported sale price per share of Celgene common stock was $59.70. The market prices of shares of Pharmion common stock and Celgene common stock are subject to fluctuation. As a result, Pharmion and Celgene stockholders are urged to obtain current market quotations. On February 4, 2008, there were 37,411,057 shares of Pharmion common stock outstanding and on February 1, 2008, there were 403,471,421 shares of Celgene common stock outstanding.

Dividend Policy

Celgene has never declared or paid any cash dividends on its common stock. Celgene currently intends to retain any future earnings for funding growth and, therefore, does not anticipate paying any cash dividends on its common stock in the foreseeable future.

Pharmion has never declared or paid any cash dividends on its common stock. Any future payment of cash dividends on Pharmion common stock will be at the discretion of the board of directors and will depend upon Pharmion’s results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by the board of directors of Pharmion. The merger agreement restricts the ability of Pharmion to declare dividends.

RISK FACTORS

Before you vote, you should carefully consider the risks related to the merger described below, those described in the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page iii and the other information contained in this proxy statement/prospectus or in Celgene’s and Pharmion’s documents incorporated by reference herein, particularly the risk factors set forth in Celgene’s and Pharmion’s documents incorporated herein, as set forth under “Where You Can Find More Information” beginning on page 100 (including the risk factors contained in Celgene’s Annual Report on Form 10-K for the year ended December 31, 2006, as supplemented by Celgene’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 and in Pharmion’s Annual Report on Form 10-K for the year ended December 31, 2006, as supplemented by Pharmion’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007). By voting in favor of the adoption of the merger agreement, you will be choosing to invest in Celgene common stock. The risks and uncertainties described below and incorporated by reference are not the only ones facing Celgene. If any of the following risks actually occur, Celgene’s business, financial condition or results of operations could be materially adversely affected, the value of Celgene common stock could decline and you could lose all or part of your investment.

Risks Related to the Merger

Failure to complete the merger will subject Pharmion to financial and operational risks and could negatively impact the market price of Pharmion common stock.

If the merger is not consummated for any reason, Pharmion will be subject to a number of material risks, including:

•	the provision in the merger agreement which provides that under specified circumstances Pharmion could be required to pay to Celgene a termination fee of $70 million;

•	the market price of Pharmion common stock may decline to the extent that the current market price of such common stock reflects a market assumption that the merger will be consummated;

•	certain costs related to the merger, such as advisory and accounting fees and expenses, must be paid even if the merger is not consummated;

•	the possibility that certain key employees may terminate their employment with Pharmion as a result of the proposed merger with Celgene;

•	benefits that Pharmion expects to realize from the merger, such as the potentially enhanced strategic position of the combined company, would not be realized; and

•	the diversion of management’s attention away from the day-to-day business of Pharmion, reduction in capital spending and acquisitions, suspensions of planned hiring and expansion activities and other restrictive covenants contained in the merger agreement that may impact the manner in which the management of Pharmion is able to conduct the business of the company during the period prior to the consummation of the merger and the unavoidable disruption to employees and Pharmion’s relationships with customers and suppliers during the period prior to the consummation of the merger, may make it difficult for Pharmion to regain its financial and market position if the merger does not occur.

In addition, if the merger agreement is terminated and the board of directors of Pharmion determines to seek another business combination, there can be no assurance that Pharmion will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided in the merger.

Satisfying closing conditions may delay or prevent completion of the merger or affect the combined company in an adverse manner.

Completion of the merger is conditioned upon having obtained approval or the applicable waiting period having expired under the antitrust laws of any applicable foreign jurisdiction and the failure to obtain such approvals or to allow such waiting periods to expire would have a material adverse effect on Celgene. Celgene and Pharmion intend to pursue all required approvals in accordance with the merger agreement. The requirement that these approvals be obtained could delay the completion of the merger for a significant period of time after Pharmion stockholders have approved the merger. Celgene and Pharmion filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on December 3, 2007 and the waiting period under the HSR Act expired on January 2, 2008. In addition, on December 28, 2007, Celgene, on behalf of both parties, advised a foreign governmental agency responsible for regulating competition laws of the proposed merger and the agency cleared the merger on January 25, 2008. Although the waiting period under the HSR Act has expired, and the foreign agency has cleared the merger, at any time before or after the effective time of the merger, the Antitrust Division, the FTC or others, including other foreign government agencies responsible for regulating competition laws, could take action under the antitrust laws with respect to the merger, including seeking to enjoin the consummation of the merger, to rescind the merger, or to require the divestiture of certain assets of Celgene or Pharmion. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

The value of the shares of Celgene common stock that Pharmion stockholders receive in the merger could vary as a result of fluctuations in the price of Celgene common stock.

At the effective time of the merger, each outstanding share of Pharmion common stock will be converted into the right to receive (i) that number of shares of Celgene common stock equal to the quotient, which we refer to as the exchange ratio, determined by dividing $47.00 by the volume weighted average price per share of Celgene common stock (rounded to the nearest cent) on The Nasdaq Global Select Market for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the merger, or the measurement price; provided, however, that if the measurement price is less than $56.15, each share of Pharmion common stock will be converted into the right to receive 0.8370 shares of Celgene common stock and if the measurement price is greater than $72.93, each share of Pharmion common stock will be converted into the right to receive 0.6445 shares of Celgene Common Stock and (ii) $25.00 in cash, without interest. Accordingly, at the time of the special meeting at which Pharmion stockholders will be asked to approve and adopt the merger agreement, the amount of the stock portion of the merger consideration or the value thereof will not be known. Changes in the price of Celgene common stock may affect the value of the consideration that Pharmion stockholders receive in the merger. If the measurement price is less than $56.15, the value of the stock portion of the merger consideration to be received by Pharmion stockholders will decrease. Variations in the price of Celgene common stock could be the result of changes in the business, operations or prospects of Celgene or Pharmion, market assessments of the likelihood that the merger will be consummated within the anticipated time or at all, general market and economic conditions and other factors which are beyond the control of Celgene or Pharmion. There is no provision in the merger agreement that guarantees a minimum value for the Celgene common stock to be issued at the effective time or that permits Pharmion to terminate the merger agreement if the price of Celgene common stock declines. The measurement price cannot now be determined, since it is a function of the market price of Celgene common stock in the future. If the measurement price is less than $56.15, the merger consideration will be less than $72.00 per share of Pharmion common stock. For example, were the measurement price determined over the 15 trading days ended on February 1, 2008, the measurement price would have been $53.78 and therefore Pharmion stockholders would have been entitled to receive 0.8370 shares of Celgene common stock with a value, based on that measurement price, of $45.01, plus $25.00 in cash, for a total hypothetical merger consideration value of $70.01 per each share of Pharmion common stock.

The merger may fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

We expect the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, if as of the date of the closing of the merger, the value of the Celgene common stock to be issued to Pharmion stockholders pursuant to the merger is not less than approximately 40% of the value of the aggregate consideration to be issued in the merger and expected to be paid with respect to shares of Pharmion common stock as to which appraisal rights have been exercised under the DGCL. If, as of the date of the closing of the merger, the value of the Celgene common stock to be issued to Pharmion stockholders pursuant to the merger is less than approximately 40% of the value of the aggregate consideration to be issued in the merger and expected to be paid with respect to shares of Pharmion common stock as to which appraisal rights have been exercised under the DGCL, the merger will not qualify as a “reorganization,” the tax opinion conditions described under the caption “THE MERGER — Material United States Federal Income Tax Consequences” will be waived and the holders of Pharmion common stock will recognize a taxable gain or loss on the exchange of their shares in the merger.

For a more detailed description of the tax consequences of the exchange of Pharmion common stock in the merger, see “THE MERGER — Material United States Federal Income Tax Consequences” beginning on page 57.

The market price for Celgene common stock may be affected by factors different from those affecting the market price for Pharmion common stock.

Upon the consummation of the merger, holders of Pharmion common stock will become holders of Celgene common stock. Celgene’s businesses differ from those of Pharmion and, accordingly, the results of operations of the combined operations will be affected by factors different from those currently affecting the results of operations of Pharmion. For a discussion of the businesses of Pharmion and Celgene and of certain risk factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 100.

The market price of Celgene common stock may decline as a result of the merger.

The market price of Celgene common stock may decline as a result of the merger if the integration of Celgene and Pharmion is unsuccessful or takes longer than expected; the perceived benefits of the merger are not achieved as rapidly as anticipated, or to the extent anticipated, by financial analysts or investors; or the effect of the merger on Celgene’s financial results is not consistent with the expectations of financial analysts or investors.

The integration of Pharmion and other acquired businesses may present significant challenges to Celgene.

Achieving the anticipated benefits of the merger will depend in part upon whether Celgene and Pharmion can integrate their businesses in an efficient and effective manner. In addition, Celgene may acquire additional businesses from time to time. The integration of Pharmion and any future businesses that Celgene may acquire involves a number of risks, including, but not limited to:

•	demands on management related to the increase in the size of Celgene after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings;

•	difficulties in the assimilation and retention of employees;

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations; and

•	difficulties in the integration of departments, systems, including accounting systems, technologies, books and records, and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by the Sarbanes-Oxley Act of 2002 and related procedures and policies.

If Celgene cannot successfully integrate Pharmion or other acquired businesses, Celgene may experience material negative consequences to its business, financial condition or results of operations. Successful integration of Pharmion and other acquired businesses will depend on Celgene’s ability to manage these operations, to realize opportunities for revenue growth presented by offerings and expanded geographic market coverage and, to some degree, to eliminate redundant and excess costs. Because of difficulties in combining geographically distant operations, Celgene may not be able to achieve the benefits that it hopes to achieve as a result of the merger.

Celgene may be unable to hire and retain sufficient qualified personnel; the loss of any of its key executive officers could adversely affect Celgene.

Celgene believes that its future success will depend in large part on its ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. In addition, the success of the combined operations after the merger will depend in part upon Celgene’s ability to retain key employees of Pharmion. Key employees may depart because of issues relating to the difficulty of integration or accelerated retirement as a result of change in control severance provisions in their employment agreements with Pharmion. Accordingly, no assurance can be given that Celgene will be able to retain key employees of Pharmion.

Pharmion stockholders will have different rights with respect to their stock ownership following the merger.

Upon consummation of the merger, Pharmion stockholders will become stockholders of Celgene. There are material differences between the rights of stockholders of Pharmion and the rights of stockholders of Celgene. See “Comparative Rights of Celgene and Pharmion Stockholders” beginning on page 80.

The merger agreement limits Pharmion’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, preclude Pharmion, whether directly or indirectly through affiliates or other representatives, from soliciting, initiating, knowingly encouraging or taking any other action to facilitate the submission of any acquisition proposal or participating in or knowingly encouraging any discussion or negotiations regarding, or furnishing to any person any information with respect to, or knowingly facilitating or taking any other action with respect to any acquisition proposal (or any proposal reasonably likely to lead to an acquisition proposal). The merger agreement also provides that Pharmion will be required to pay a termination fee of $70 million to Celgene upon termination of the merger agreement under certain circumstances. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Pharmion from considering or proposing an acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Pharmion than it might otherwise have proposed to pay.

Pharmion executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Pharmion stockholders.

Executive officers of Pharmion negotiated the terms of the merger agreement with their counterparts at Celgene, and the board of directors of Pharmion approved the merger agreement and unanimously recommended that Pharmion stockholders vote to approve the merger. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Pharmion’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Pharmion stockholders. For a detailed discussion of the special interests that Pharmion’s directors and executive officers may have in the merger, please see the section captioned “THE MERGER — Interests of Certain Persons in the Merger” beginning on page 49.

Risks Related to Celgene Common Stock

The price of Celgene common stock may fluctuate significantly, which may make it difficult for you to sell the common stock when you want or at prices you find attractive.

There has been significant volatility in the market prices for publicly traded shares of biopharmaceutical companies, including shares of Celgene common stock. Celgene expects that the market price of its common stock will continue to fluctuate. The price of Celgene common stock fluctuated from a high of $75.44 per share to a low of $41.26 per share in 2007. The price of Celgene common stock may not remain at or exceed current levels. The following key factors may have an adverse impact on the market price of Celgene common stock:

•	adverse results of Celgene’s clinical trials or adverse events associated with its marketed products;

•	announcements of technical or product developments by Celgene’s competitors;

•	market conditions for pharmaceutical and biotechnology stocks;

•	market conditions generally;

•	governmental regulation;

•	new accounting pronouncements or regulatory rulings;

•	health care legislation;

•	public announcements regarding medical advances in the treatment of the disease states that Celgene is targeting;

•	patent or proprietary rights developments and/or changes in patent laws;

•	changes in pricing and third-party reimbursement policies for Celgene’s products;

•	fluctuations in Celgene’s operating results;

•	the outcome of litigation involving Celgene’s products or processes related to production and formulation of those products or uses of those products; and

•	competition.

In addition, the stock market in general and the biotechnology sector in particular have experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of Celgene common stock.

The number of shares of Celgene common stock eligible for future sale could adversely affect the market price of Celgene common stock.

Future sales of substantial amounts of Celgene common stock or debt or other securities convertible into common stock could adversely affect the market price of Celgene common stock. As of December 31, 2007, there were outstanding stock options and warrants to purchase 33,096,086 shares of Celgene common stock, of which 22,320,094 were then vested and exercisable at an exercise price of between $0.04 per share and $73.55 per share, with a weighted average exercise price of $19.25 per share. In addition, in June 2003, Celgene issued $400.0 million of unsecured convertible notes that are currently convertible into 16,227,441 shares of Celgene common stock at conversion price of $12.1125. These notes will mature in June 2008. The conversion of some or all of these notes will dilute the ownership interest of Celgene stockholders. In addition, Celgene will issue (assuming the merger is consummated in March 2008) between approximately 24,320,000 and 31,587,000 shares of Celgene common stock in the merger, all of which may be immediately resold.

INFORMATION ABOUT THE SPECIAL MEETING OF PHARMION STOCKHOLDERS

This section contains information for Pharmion stockholders about the special meeting of Pharmion stockholders being held to consider and vote upon:

•	a proposal to approve and adopt the merger agreement and to approve the merger on the terms described in the merger agreement;

•	a proposal to adjourn the special meeting, if necessary, in certain circumstances; and

•	such other business and matters or proposals as may properly come before the special meeting or any adjournment thereof.

Together with this proxy statement/prospectus, Pharmion is also sending you a notice of the special meeting of Pharmion stockholders and a form of proxy that is being solicited by the board of directors of Pharmion for use at the special meeting of Pharmion stockholders. The information and instructions contained in this section are addressed to Pharmion stockholders and all references to “you” in this section should be understood to be addressed to Pharmion stockholders.

Date, Time and Place of the Special Meeting of Pharmion Stockholders

This proxy statement/prospectus is being furnished by the board of directors of Pharmion in connection with the solicitation of proxies from holders of Pharmion common stock for use at the special meeting of Pharmion stockholders to be held at the Omni Interlocken Resort, 500 Interlocken Boulevard, Broomfield, Colorado on March 6, 2008, beginning at 8:30 a.m., local time, and at any adjournment of the special meeting of Pharmion stockholders.

Purpose of the Special Meeting of Pharmion Stockholders

The special meeting of Pharmion stockholders will be held to consider and vote upon a proposal to adopt and approve the merger agreement and approve the merger.

Recommendation of Pharmion’s Board of Directors

THE BOARD OF DIRECTORS OF PHARMION HAS DETERMINED AND BELIEVES THAT THE MERGER AGREEMENT AND THE MERGER ARE FAIR TO, ADVISABLE FOR, AND IN THE BEST INTERESTS OF, PHARMION AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ITEMS. THE BOARD OF DIRECTORS OF PHARMION UNANIMOUSLY RECOMMENDS THAT PHARMION STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

THE BOARD OF DIRECTORS OF PHARMION UNANIMOUSLY RECOMMENDS THAT PHARMION STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING OF PHARMION STOCKHOLDERS.

Record Date and Outstanding Shares

The board of directors of Pharmion has fixed February 4, 2008 as the record date. Only stockholders of record of Pharmion common stock on the books of Pharmion as of the close of business on the record date will be entitled to notice of, and to vote at, the special meeting of Pharmion stockholders and any adjournments of the special meeting of Pharmion stockholders. At the close of business on the record date, there were 37,411,057 shares of Pharmion common stock issued and outstanding held by 46 stockholders of record. The number of record stockholders does not include persons whose stock is held in nominee or “street name” accounts through brokers.

Quorum Requirement

A majority of all shares of Pharmion common stock outstanding on the record date, represented in person or by proxy, constitutes a quorum for the transaction of business at the special meeting of Pharmion stockholders. You will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or the Internet, or if you vote in person at the special meeting of Pharmion stockholders. Shares of Pharmion common stock voted by a bank or broker holding shares of Pharmion common stock for a beneficial owner are counted as present and entitled to vote for purposes of determining a quorum. Both abstentions and broker non-votes are treated as present for the purpose of determining the presence of a quorum. A “broker non-vote” occurs on a proposal when a broker is not permitted to vote on that proposal without instruction from the beneficial owner of the shares and no instruction is given by the beneficial owner. If a quorum is not present at the special meeting of Pharmion stockholders, Pharmion intends to postpone or seek to adjourn the special meeting to solicit additional proxies.

Vote Required

Each holder of Pharmion common stock will be entitled to one vote, in person or by proxy, for each share of Pharmion common stock registered in the holder’s name on the books of Pharmion as of the record date on any matter submitted for the vote of Pharmion stockholders. Proposal No. 1 to approve and adopt the merger agreement and approve the merger will be approved if a majority of the outstanding shares of Pharmion common stock entitled to vote at the special meeting of Pharmion stockholders is voted in favor of such proposal. Your shares may be voted at the special meeting only if you are present or represented by a valid proxy. Proposal No. 2 to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes in favor of the approval and adoption of the merger agreement and approval of the merger at the time of the special meeting, will be approved if a majority of the shares present in person or represented by proxy at the special meeting and entitled to vote is voted in favor of such proposal.

Failures to vote, abstentions and broker non-votes will have the same effect as a vote against Proposal No. 1. Failures to vote, abstentions and broker non-votes will have no effect on Proposal No. 2. A broker is not permitted to vote on the proposals without instruction from the beneficial owner of the shares of Pharmion common stock held by the broker. Therefore, if your shares of Pharmion common stock are held in an account at a brokerage firm or bank, and you do not provide the broker or bank with instructions on how to vote the shares of Pharmion common stock which you beneficially own in accordance with the instructions received from the brokerage firm or bank, a broker non-vote will occur with respect to those shares of Pharmion common stock.

Shares Beneficially Owned as of the Record Date

As of the record date, Pharmion’s executive officers and directors, together with their respective affiliates, owned an aggregate of 3,386,358 shares of Pharmion common stock, which is equal to approximately 9.1% of the outstanding shares of Pharmion common stock as of the record date, and Pharmion expects that all such shares will be voted in favor of the merger. In particular, certain executive officers and directors of Pharmion, specifically Brian G. Atwood, M. James Barrett, James C. Blair, Cam L. Garner, Gillian C. Ivers-Read, Patrick J. Mahaffy, Erle T. Mast, Edward McKinley, and Thorlef Spickschen, owning an aggregate of 588,168 shares of Pharmion common stock, which represents approximately 1.6% of all shares entitled to vote at the special meeting, have entered into voting agreements with Celgene pursuant to which such executive officers and directors have agreed to vote their shares in favor of the merger agreement and the merger at the special meeting of Pharmion stockholders and to grant Celgene a proxy to vote their shares at the special meeting. Celgene intends to vote all of these shares in favor of the merger.

As of the record date, Celgene owned approximately 1,939,600 shares of Pharmion common stock, which is equal to approximately 5.2% of all shares entitled to vote at the special meeting. Celgene intends to vote all of these shares in favor of the merger.

Voting at the Special Meeting of Pharmion Stockholders

If you are a Pharmion stockholder of record on the record date and you attend the special meeting of Pharmion stockholders, you may vote in person by completing a ballot at the special meeting of Pharmion stockholders even if you already have signed, dated and returned a proxy card. If your shares of Pharmion common stock are held in the name of a broker or nominee, you may not vote your shares of Pharmion common stock in person at the special meeting of Pharmion stockholders unless you obtain a signed proxy from the record holder giving you the right to vote the shares of Pharmion common stock.

Proxies

Pharmion stockholders of record may submit their proxies by mail by completing, signing and dating the enclosed proxy card and returning it in the enclosed prepaid envelope. We recommend you do so promptly to help ensure timely delivery so that your shares may be voted at the special meeting. Your proxy card will instruct the persons named on the card to vote your shares at the special meeting as you direct on the card. Pharmion stockholders of record may submit their proxies by using the telephone or the Internet. Instructions for voting by using the telephone or the Internet are printed on the proxy voting instructions attached to the proxy card. In order to submit a proxy via the Internet, please have your proxy card available so you can input the required information from the card. The proxy card shows the Internet website address. When you log on to the Internet website address, you will receive instructions on how to proceed with submitting a proxy for your shares. The telephone and Internet proxy submission procedures are designed to authenticate votes cast by use of a personal identification number. These procedures allow Pharmion stockholders to appoint a proxy to vote their shares of Pharmion common stock, and to confirm that their instructions have been properly recorded.

Shares Held Through Brokerage Accounts.  If your shares of Pharmion common stock are held in the name of a broker or nominee, you should follow the instructions provided by that broker or nominee on how to direct the voting of your shares of Pharmion common stock.

How Proxies Will Be Voted.  All shares of Pharmion common stock represented by proxies properly executed and received by Pharmion before or at the special meeting of Pharmion stockholders will be voted in accordance with the instructions indicated on the proxies. If the proxy is properly completed, signed and returned but no instructions are indicated, the shares of Pharmion common stock will be voted FOR Proposal No. 1, the approval and adoption of the merger agreement and approval of the merger, and the shares of Pharmion common stock will be voted FOR Proposal No, 2, the proposal to adjourn the special meeting of Pharmion stockholders, if necessary.

The grant of a proxy will confer discretionary authority on the persons named in the proxy as proxy appointees to vote in accordance with their best judgment on procedural matters incident to the conduct of the Pharmion special meeting. Unless otherwise indicated, proxies which specify a vote against approval and adoption of the merger agreement and approval of the merger will not be voted in favor of any adjournment of the Pharmion special meeting for the purpose of soliciting additional votes in favor of the approval and adoption of the merger agreement and approval of the merger.

Revoking Your Proxy.  If you grant a proxy in respect of your shares of Pharmion common stock and then attend the special meeting of Pharmion stockholders, your attendance at the special meeting of Pharmion stockholders, or at any adjournment of the special meeting of Pharmion stockholders, will not automatically revoke your proxy. You can, however, revoke a proxy at any time prior to its exercise by:

•	attending the special meeting and voting in person;

•	delivering to Pharmion’s Corporate Secretary a written notice of revocation before the special meeting of Pharmion stockholders (or, if the special meeting of Pharmion stockholders is adjourned or postponed, before the adjourned or postponed meeting is actually held); or

•	delivering to Pharmion’s Corporate Secretary a later-dated, duly executed proxy (including a proxy by telephone or the Internet) before the special meeting of Pharmion stockholders (or, if the special meeting of Pharmion stockholders is adjourned or postponed, before the adjourned or postponed meeting is actually held).

If you hold shares through a broker, trustee or nominee, you must contact your financial institution, broker or nominee for information on how to revoke your proxy or change your vote.

Solicitation of Proxies

Pharmion is conducting this proxy solicitation. In addition to these mailed proxy materials, Pharmion’s directors and employees may also solicit proxies or votes in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. Pharmion has also retained MacKenzie Partners, Inc., a proxy solicitation firm, to solicit proxies on behalf of Pharmion. Pharmion has agreed to pay MacKenzie Partners, Inc. an estimated fee of $100,000, plus its out-of-pocket expenses in connection with such solicitation of proxies on behalf of Pharmion. Pharmion will bear the costs it incurs in the solicitation of proxies under this proxy statement/prospectus, and will also reimburse brokerage firms, banks and other nominees for their costs in forwarding proxy materials to Pharmion’s beneficial owners.

Other Business

As of the date of this proxy statement/prospectus, the board of directors of Pharmion is not aware of any business to be acted upon at the special meeting of Pharmion stockholders other than as described in this proxy statement/prospectus. A specific proposal has been included on the proxy card to authorize the holder of the proxy to act in accordance with the recommendation of the board of directors of Pharmion with respect to any other matter that may properly come before the special meeting or any adjournment or postponement thereof.

Householding

In December 2000, the SEC adopted a rule concerning the delivery of proxy materials. The rule allows Pharmion or your broker to send a single set of Pharmion’s proxy materials to any household at which two or more Pharmion stockholders reside, if Pharmion or your broker believes that the stockholders are members of the same family. This practice, referred to as “householding,” benefits both you and Pharmion. It reduces the volume of duplicate information received at your household and helps to reduce Pharmion’s expenses. The rule applies to Pharmion’s annual reports, proxy statements and information statements. Once you receive notice from your broker or from Pharmion that communications to your address will be “householded,” the practice will continue until you are otherwise notified or until you revoke your consent to the practice. Each stockholder will continue to receive a separate proxy card or voting instruction card.

If your household received a single set of proxy materials but you would prefer to receive a set for each stockholder, or if you share a household with another stockholder and you received multiple sets of proxy materials and would like to receive only one set, please follow these instructions:

•	If you are a stockholder of record, please contact Pharmion’s transfer agent, American Stock Transfer & Trust Company, and inform it of your request by calling (800) 937-5449 or write to it at 59 Maiden Lane, New York, New York 10038.

•	If a broker, trustee or other nominee holds your shares, please contact the broker, trustee or other nominee directly and inform it of your request. Be sure to include your name, the name of your brokerage firm and your account number.

To Attend the Special Meeting of Pharmion Stockholders

Only stockholders as of the close of business on the record date, authorized proxy holders and Pharmion’s guests may attend the special meeting. Your name will be verified against the list of stockholders of record on the record date prior to your being admitted to the special meeting. If you are not a stockholder of record but hold shares through a broker, trustee or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to February 4, 2008, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above, you will not be admitted to the special meeting.

Communications by Pharmion Stockholders with Pharmion

Any written revocation of a proxy or demand for appraisal should be addressed to Pharmion Corporation, Attention: Corporate Secretary, 2525 28th Street, Suite 200, Boulder, Colorado 80301. All other communications in connection with this proxy statement/prospectus and any requests for additional copies of this proxy statement and prospectus or the proxy card should be addressed to Pharmion Corporation, Attention: Investor Relations, 2525 28th Street, Suite 200, Boulder, Colorado 80301. If you have any questions or need further assistance in voting your shares of Pharmion common stock, please call Pharmion at (720) 564-9150.

Your vote is important. Please sign, date and return your proxy card or submit your proxy and/or voting instructions by telephone or through the Internet promptly.

PHARMION PROPOSAL NO. 1 — APPROVAL OF THE MERGER

THE MERGER

General

On November 17, 2006 and November 18, 2007, respectively, each of Pharmion’s and Celgene’s board of directors approved the merger agreement, which provides for the acquisition of Pharmion by Celgene through a merger of Pharmion with Merger Sub, a newly formed and wholly-owned subsidiary of Celgene, with the surviving company remaining a wholly-owned subsidiary of Celgene. Upon consummation of the merger, each share of Pharmion common stock will be converted into the right to receive (i) that number of shares of Celgene common stock equal to the quotient, which we refer to as the exchange ratio, determined by dividing $47.00 by the volume weighted average price per share of Celgene common stock (rounded to the nearest cent) on The Nasdaq Global Select Market for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the merger, which we refer to as the measurement price; provided, however, that if the measurement price is less than $56.15, each share of Pharmion common stock will be converted into the right to receive 0.8370 shares of Celgene common stock and if the measurement price is greater than $72.93, each share of Pharmion common stock will be converted into the right to receive 0.6445 shares of Celgene common stock and (ii) $25.00 in cash, without interest. Pharmion stockholders will not receive any fractional shares of Celgene common stock in the merger. Instead, any stockholder who would otherwise be entitled to a fractional share of Celgene common stock will be entitled to receive an amount in cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the measurement price.

Background of the Merger

Since 2001, Pharmion and Celgene have been parties to an agreement under which Pharmion has exclusive rights to market Thalidomide Pharmion in all countries other than the United States, Canada, Mexico, Japan and all provinces of China except Hong Kong. In addition, in connection with transactions occurring in 2001 and 2003, Celgene acquired 1,939,600 shares of Pharmion common stock, which represented approximately 5.2% of the outstanding shares of Pharmion common stock as of the record date. See “Certain Relationships Between Celgene and Pharmion” on page 53.

During the period from January 2004 to January 2007, representatives of Celgene and Pharmion, from time to time, engaged in a number of informal discussions regarding changes to the then existing relationship between Celgene and Pharmion, including the possibility of Celgene acquiring Pharmion. Celgene consulted with J.P. Morgan Securities Inc. and Merrill Lynch & Co. and discussed retaining them as financial advisors to Celgene with respect to a potential transaction with Pharmion. These discussions between Celgene and Pharmion did not lead to any specific proposals or agreements and were ultimately discontinued.

In the first quarter of 2007, Sol Barer, Chairman and Chief Executive Officer of Celgene, called Patrick J. Mahaffy, President and Chief Executive Officer of Pharmion, to discuss the possibility of Celgene acquiring Pharmion. Mr. Mahaffy indicated to Dr. Barer that Pharmion was not actively seeking a sale of the company, but would consider any bona fide, reasonable proposal.

In May and June 2007, Pharmion completed a public offering of 4,600,000 shares of its common stock at $30.00 per share.

On May 18, 2007, Robert J. Hugin, President and Chief Operating Officer of Celgene, met with Mr. Mahaffy, at a conference in Florence, Italy that each was attending, and indicated that Celgene was still interested in possibly acquiring Pharmion.

On August 2, 2007, Pharmion announced topline results from the multi-institutional, international, randomized, Phase 3 controlled trial of Vidaza versus conventional care regimens (CCR) in the treatment of patients with higher- risk myelodysplastic syndromes (MDS).

On August 17, 2007, Celgene consulted with J.P. Morgan Securities Inc. and Merrill Lynch & Co. as its financial advisors in connection with the possible acquisition of Pharmion by Celgene.

On August 22, 2007, at a regular meeting of the board of directors of Celgene, the board of directors received reports from Celgene’s management concerning potential acquisition transactions, including a potential transaction with Pharmion. The board of directors encouraged Celgene’s management to pursue a potential transaction with Pharmion.

On August 23, 2007, Dr. Barer, Mr. Hugin and Mr. Mahaffy met in New York City. At this meeting Dr. Barer reiterated Celgene’s interest in possibly acquiring Pharmion and conveyed a non-binding expression of interest for Celgene to acquire all of the outstanding shares of Pharmion common stock in a merger transaction at $57 per share of Pharmion common stock.

Thereafter, Pharmion contacted Banc of America Securities, an investment banking firm with which Pharmion had worked in the past, to act as its financial advisor in connection with the possible acquisition of Pharmion by Celgene.

On August 24, 2007, Pharmion received a letter from Celgene confirming the non-binding expression of interest for Celgene to acquire all of the outstanding shares of Pharmion common stock in a merger transaction at $57 per share of Pharmion common stock. Mr. Mahaffy promptly contacted the members of Pharmion’s board of directors to advise them of this offer, and he indicated that a meeting of the board would be convened to discuss this offer.

On September 15, 2007, at a special meeting of the board of directors of Pharmion, Mr. Mahaffy formally presented to the directors the offer made by Celgene to acquire Pharmion. After discussing the offer, the board of directors of Pharmion determined that Celgene’s offer significantly undervalued Pharmion. Mr. Mahaffy conveyed such determination of the board of directors to Dr. Barer by letter dated September 17, 2007. In addition, the board of directors of Pharmion discussed whether to conduct a sale process for Pharmion at such time and concluded that an auction process would not be in the best interests of Pharmion or its stockholders as it was likely to become known within Pharmion and could significantly damage ongoing efforts inside Pharmion to complete key regulatory processes and to begin the process of augmenting Pharmion’s sales force in anticipation of the receipt of European marketing approval for thalidomide and ultimately Vidaza as well. The board of directors of Pharmion also determined that, given Celgene’s repeated indications of interest in acquiring Pharmion, it was worth exploring whether Celgene would be prepared to make an offer that might be considered compelling. Accordingly, the board of directors instructed Mr. Mahaffy to advise Dr. Barer that Pharmion was not prepared to engage in further discussions with Celgene regarding an acquisition of Pharmion at offers that valued Pharmion below $70 per share of Pharmion common stock, which Mr. Mahaffy conveyed to Dr. Barer in a telephone conversation the following day.

From September 17, 2007 to October 14, 2007, Mr. Mahaffy, Erle T. Mast, Chief Financial Officer of Pharmion, Dr. Barer and Mr. Hugin engaged in a number of conversations and meetings regarding the possible acquisition of Pharmion by Celgene. During these conversations and meetings Mr. Mahaffy and Mr. Mast shared with Dr. Barer and Mr. Hugin certain non-confidential information about the business, operations and products of Pharmion. They also shared their views, based on public information, concerning product development activities involving both Pharmion products and the products of third parties that compete with Pharmion, including the probable outcomes of ongoing clinical trials of competing products.

On September 27, 2007, Mr. Mahaffy received a call from an executive officer of another pharmaceutical company during which conversation that executive officer expressed an interest in engaging in discussions with Pharmion on a range of possible business relationships, including a potential acquisition of Pharmion by such other pharmaceutical company. Mr. Mahaffy indicated that Pharmion was not actively seeking a sale of the company, but would consider a proposal of $70 or more per share of Pharmion common stock. Pharmion did not receive a specific indication of interest from this other pharmaceutical company, nor did it receive a request from it for confidential information or to conduct a due diligence investigation of Pharmion.

On October 11, 2007, at a regular meeting of the board of directors of Celgene, the board of directors received a report of the prior discussions between the managements of Celgene and Pharmion and preliminarily discussed the potential acquisition of Pharmion. The board of directors instructed Celgene’s management to continue to engage in discussions with Pharmion’s management concerning the potential acquisition.

On October 14, 2007, Dr. Barer called Mr. Mahaffy to convey a non-binding expression of interest for Celgene to acquire all of the outstanding shares of Pharmion common stock in a merger transaction in the range of $69 to $75 per share of Pharmion common stock payable in an unspecified combination of cash and shares of Celgene common stock. Celgene was able to increase its range based in part on information and views conveyed to Celgene by Pharmion. Dr. Barer indicated that Celgene believed that it could further refine this proposal only if it were permitted to conduct confirmatory due diligence under a confidentiality agreement.

On October 14, 2007, at a special meeting of the board of directors of Pharmion at which representatives of Pharmion’s management and legal and financial advisors were present, Mr. Mahaffy informed the directors about his conversations with Dr. Barer regarding Celgene’s latest expression of interest to acquire Pharmion. The board of directors of Pharmion authorized Mr. Mahaffy to engage in discussions with representatives of Celgene regarding a possible transaction along the parameters proposed by Celgene, but expressed its belief that it was important to have increased certainty as to the value of the merger consideration to be received by the stockholders of Pharmion at closing and, in that light, specifically directed Mr. Mahaffy to negotiate for (i) a significant portion of the merger consideration to be payable in cash, (ii) a “collar” around the stock portion of the merger consideration and (iii) a “walk-away” right if the trading price of Celgene common stock should significantly decrease during the time between signing and closing of the transaction. In addition, recognizing that the antitrust clearance process may take several months, during which time Pharmion would be constrained in implementing its expansion and marketing plans, the board of directors of Pharmion directed Mr. Mahaffy to negotiate for a “reverse termination fee” in case the transaction did not receive antitrust clearance by some outside date. In addition, the board of directors of Pharmion again discussed whether to conduct a sale process for Pharmion and again concluded that an auction process would not be in the best interests of Pharmion or its stockholders for the same reasons as outlined above and would also risk the withdrawal of Celgene’s offer or an adverse change in such offer in the context of an auction. The board of directors of Pharmion also believed that it could negotiate for a sufficiently modest termination fee under the merger agreement that would not unreasonably deter another potential bidder from considering a transaction with Pharmion at a higher price. After this meeting of the board of directors of Pharmion, Mr. Mahaffy called Dr. Barer and conveyed to Dr. Barer the discussions that had taken place at the meeting of the board of directors of Pharmion. Mr. Mahaffy and Dr. Barer agreed to pursue further discussions both directly and through their respective representatives and to begin a due diligence review of the business and operations of the other.

On October 17, 2007, Pharmion and Celgene entered into a mutual confidentiality agreement and each of Celgene and Pharmion began sharing confidential information with the other as part of each company’s due diligence review of the other. As part of the due diligence process, the senior management of each of Pharmion and Celgene made presentations to the other and their respective advisors.

On October 18, 2007, Proskauer Rose LLP, counsel to Celgene, provided to Willkie Farr & Gallagher LLP, counsel to Pharmion, an initial draft of the merger agreement.

On October 22, 2007, Willkie Farr provided a revised draft of the merger agreement to Proskauer Rose. Thereafter, Willkie Farr and Proskauer Rose had numerous conversations concerning the terms of the merger agreement.

On October 24, 2007, at a regular meeting of the board of directors of Pharmion, Mr. Mahaffy updated the directors as to the status of negotiations with Celgene and discussed certain diligence items and contract issues that were still under negotiation.

From October 24, 2007 to November 16, 2007, the parties, together with their respective outside counsel and financial advisors, engaged in negotiations of the merger agreement, voting agreement and other related documentation, including with respect to representations and warranties, interim operating covenants, non-solicitation of alternative transactions, conditions to closing, termination rights, including a “walk-away” right in the event the trading price of Celgene common stock should significantly decline during the time between signing and closing of the transaction, and termination fees, including a “reverse termination fee” in case the transaction did not receive antitrust clearance by some outside date. During this period, final agreement on these and other issues was reached over the course of numerous discussions involving Mr. Mahaffy, Mr. Mast and Steven N. Dupont, General Counsel of Pharmion, on the one hand, and Dr. Barer, Mr. Hugin and David W. Gryska, Chief Financial Officer of Celgene,

on the other hand, and the companies’ respective legal and financial advisors. In addition, during this period, the parties continued their respective due diligence reviews of the business and operations of the other.

On November 1, 2007, Dr. Barer and Mr. Hugin met with Mr. Mahaffy, Mr. Mast and Mr. Dupont in Boulder, Colorado to discuss certain diligence items.

On November 2, 2007, the board of directors of Pharmion held a telephonic meeting to discuss the status of negotiations with Celgene.

On November 5, 2007, Dr. Barer, Mr. Hugin and David W. Gryska, Chief Financial Officer of Celgene, met with Mr. Mahaffy, Mr. Mast and Mr. Dupont in Short Hills, New Jersey to discuss the key outstanding issues in the draft merger agreement, certain diligence items and employee related matters.

On November 6, 2007, Mr. Mahaffy, Mr. Dupont and representatives from Willkie Farr met with Dr. Barer, Mr. Hugin and representatives from Proskauer Rose and Arnold & Porter at the offices of Proskauer Rose to discuss certain potential antitrust issues related to the proposed merger.

On November 8, 2007, the board of directors of Pharmion held a telephonic meeting to discuss the status of negotiations with Celgene.

On November 16, 2007, Dr. Barer, Mr. Hugin, Mr. Mahaffy, Mr. Mast and Mr. Dupont, together with the companies’ respective legal and financial advisors, met at the offices of Willkie Farr to finalize the terms of the merger agreement and to resolve outstanding due diligence matters. At this meeting, Pharmion’s legal advisors reported to Celgene and its advisors that two funds affiliated with certain of Pharmion’s directors would not execute the voting agreement in the absence of a Pharmion “walk-away” right in the event the trading price of Celgene common stock should significantly decline during the time between signing and closing of the transaction. The merger agreement did not contain such a “walk-away” right and the two funds did not execute the voting agreement.

On November 17, 2007, the board of directors of Pharmion convened in person at the offices of Willkie Farr to discuss the merger agreement. Representatives of Willkie Farr were present to answer questions from the members of the board of directors relating to the merger agreement and the collateral documents. Representatives of Banc of America Securities were also present for portions of the meeting. Banc of America Securities reviewed with the board of directors of Pharmion its financial analysis of the per share merger consideration and delivered to the board of directors of Pharmion an oral opinion, which was confirmed by delivery of a written opinion dated November 17, 2007, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the per share merger consideration to be received by holders of Pharmion common stock (other than Celgene, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders. The board of directors of Pharmion unanimously approved the merger agreement and the transactions contemplated thereby, including the merger.

On November 18, 2007, the board of directors of Celgene convened a special meeting of the board at the offices of Celgene to consider the merger agreement. Representatives of Proskauer Rose, J.P. Morgan Securities Inc. and Merrill Lynch & Co. were present to advise the members of the board of directors with respect to the merger agreement and the collateral documents. The board of directors of Celgene reviewed, among other matters, Celgene’s management’s business rationale for the acquisition of Pharmion, the results of Celgene’s due diligence review of information provided by Pharmion, financial analyses concerning the merger consideration, and the terms of the merger agreement. The board of directors of Celgene and the manager of Merger Sub unanimously approved the merger agreement and the transactions contemplated thereby, including the merger.

On the evening of November 18, 2007, Pharmion, Celgene and Merger Sub executed and delivered the merger agreement. Following the execution and delivery of the merger agreement, Pharmion and Celgene issued a joint press release announcing the execution of the merger agreement.

Recommendations of the Board of Directors of Pharmion; Pharmion’s Reasons for the Merger

In evaluating the merger agreement and the merger, the board of directors of Pharmion consulted with Pharmion’s management and legal and financial advisors and, in reaching its decision to approve the merger agreement and to recommend that Pharmion stockholders vote for the approval and adoption of the merger agreement and the merger, the board of directors of Pharmion considered a variety of factors supporting the approval of the merger, including the following:

•	the offered merger consideration value of $72.00 per share of Pharmion common stock (assuming the measurement price of Celgene common stock used to calculate the stock portion of the merger consideration does not fall below $56.15), payable in a combination of cash and shares of Celgene common stock, is significantly above the historical trading prices of shares of Pharmion common stock and represents a premium of approximately:

•	46.1% over the closing price ($49.28) of Pharmion common stock on November, 16, 2007 (the last trading date prior to the meeting of the board of directors of Pharmion);

•	46.3% over the average closing price ($49.21) of Pharmion common stock for the 30 trading days ending on November 16, 2007;

•	72.6% over the average closing price ($41.71) of Pharmion common stock for the 90 trading days ending on November 16, 2007;

•	38.5% over the 52-week high closing price ($52.00) of Pharmion common stock, which occurred on November 5, 2007; and

•	31.3% over the all-time high closing price ($54.84) of Pharmion common stock, which occurred on September 21, 2004;

•	the belief that the merger consideration represents a significant premium to Pharmion stockholders, which belief is based on, among other measures, projected revenue and price-to-earnings ratios of Pharmion;

•	the fact that approximately 35% of the merger consideration is in cash, which provides immediate liquidity and a high degree of certainty of value to Pharmion stockholders;

•	the fact that approximately 65% of the merger consideration is in shares of Celgene common stock, which allows stockholders of Pharmion to participate in the benefits of a more diversified company with greater resources and to benefit from any future growth of the combined company;

•	the fact that the value of the stock portion of the merger consideration is buffered from fluctuations in the trading price of the shares of common stock of Celgene to the extent that the trading price of the shares of Celgene common stock is between $56.15 and $72.93;

•	the belief that the trading price of shares of Pharmion common stock is not likely to trade consistently at or above the value of the merger consideration in the near future, which belief is based on a number of factors, including, among other things:

•	the directors’ knowledge and understanding of Pharmion and the industry in which Pharmion operates; and

•	management’s projections and business plan;

•	the ability of Pharmion stockholders to recognize significant value through the proceeds of the merger versus the continued risk of holding Pharmion common stock, taking into account the uncertainty of achieving management’s projections and the unpredictability of Pharmion’s operating results going forward;

•	the belief of the Pharmion board of directors that the merger consideration would result in greater value to Pharmion stockholders than either pursuing management’s current business plan or undertaking any alternative course of action;

•	the fact that if the measurement price of Celgene common stock used to calculate the stock portion of the merger consideration is above $72.93, the value of the total merger consideration to be received by Pharmion stockholders will increase above $72.00 per share of Pharmion common stock;

•	the risk posed by competition from existing pharmaceutical therapies and the introduction of new pharmaceutical therapies, including the risk that generic versions of Pharmion’s products may be introduced, particularly with respect to Vidaza beginning in 2011, and the potential effect on Pharmion’s product sales of an introduction of such generic products;

•	the risks involved in Pharmion’s product development pipeline, including the risks of clinical data outcome, approval for marketing by the U.S. Food and Drug Administration, or the FDA, the EMEA, and other foreign regulatory agencies and any potential conditions or contingencies for that approval, market acceptance if approved, and other factors affecting the revenues and profitability of pharmaceutical products generally and, more specifically, the risks involved in the pending applications in the EMEA for the authorization to market Thalidomide Pharmion and Vidaza in the European Union;

•	increasing price pressure on Pharmion’s products from regulatory authorities and third-party payors, such as Medicare, Medicaid and managed care organizations;

•	the consolidation in the pharmaceutical industry;

•	the belief that the merger of the operations of Pharmion and Celgene would be strategically sound and lead to improved operating efficiencies, as well as diversity and depth in its product line, pipelines and geographic areas;

•	the results of Pharmion’s due diligence review of Celgene’s products, business, finances, operations and perceived prospects;

•	the fact that all of Pharmion’s directors support the merger and those requested by Celgene have executed voting agreements whereby such individuals have agreed to vote their shares of Pharmion common stock in favor of the consummation of the merger, although, as described under “Background of the Merger,” above, two funds affiliated with two of Pharmion’s directors declined to enter into such voting agreements;

•	management’s assessment, after consultation with Pharmion’s financial advisor, that Celgene will have adequate capital resources to pay the cash portion of the merger consideration;

•	the absence of a financing condition to Celgene’s obligation to consummate the merger;

•	management’s assessment that the merger will qualify as a tax-free transaction for U.S. federal income tax purposes if the value of the stock portion of the merger consideration is equal to at least 40% of the value of the aggregate consideration to be issued pursuant to the merger and expected to be paid with respect to shares of Pharmion common stock as to which appraisal rights have been exercised under the DGCL, and the provision in the merger agreement to restructure the merger as a reverse merger if such test is not met;

•	the limited nature of the closing conditions included in the merger agreement, including antitrust consents and requisite approvals of Pharmion stockholders, and the fact that most of the conditions are qualified by reference to materiality or material adverse effect, which the board of directors of Pharmion believes is a standard that enhances the probability of completing the transaction;

•	the fact that the merger agreement permits Pharmion to furnish information to and conduct negotiations with an unsolicited third party in certain circumstances in connection with an alternative transaction proposal if the failure to do so would be reasonably likely to violate the board of directors’ fiduciary obligations under applicable law;

•	the fact that the merger agreement permits the board of directors of Pharmion to change its recommendation of the transaction to stockholders in connection with an unsolicited superior proposal by a third party for an alternative transaction if the failure to do so would be reasonably likely to violate the board of directors’ fiduciary obligations under applicable law;

•	the amount of the termination fee payable by Pharmion and the circumstances under which it is payable; notwithstanding that the termination payment provisions of the merger agreement could have the effect of discouraging alternative transaction proposals, on balance the board of directors determined that the amount of the fee that Pharmion may be obligated to pay, and the circumstances under which it may be payable, are typical for transactions of this size and type, would not likely discourage an alternative transaction proposal from an interested bidder and were necessary to induce Celgene to enter into the merger agreement;

•	the amount of the termination fee payable by Celgene if the merger agreement is terminated by either party as a result of a failure to obtain antitrust approval of the merger by September 30, 2008 and at the time of such termination certain other conditions to the obligations of Celgene to effect the merger have been satisfied;

•	the fact that Pharmion may terminate the merger agreement if an unsolicited superior proposal for an alternative transaction were to be made by a third party, provided that Pharmion complies with certain requirements, including payment of a $70 million termination fee to Celgene;

•	the fact that the merger agreement provides sufficient operating flexibility for Pharmion to generally conduct its business in the ordinary course between the execution of the merger agreement and the consummation of the merger, including the ability to implement a retention plan for its employees, even though the merger agreement does impose certain constraints on the ability of Pharmion to engage in extraordinary transactions;

•	management’s assessment that antitrust approvals necessary to consummate the merger are likely to be obtained; and

•	the financial presentation and opinion of Banc of America Securities, dated November 17, 2007, to the board of directors of Pharmion as to the fairness, from a financial point of view and as of the date of the opinion, of the per share merger consideration to be received by holders of Pharmion common stock (other than Celgene, Merger Sub and their respective affiliates), as more fully described below in the section entitled “Opinion of Pharmion’s Financial Advisor.”

The board of directors of Pharmion also considered the following factors supporting the procedural fairness of the merger, including the following:

•	the merger requires the approval of the holders of a majority of the outstanding shares of Pharmion common stock entitled to vote at the special meeting;

•	subject to certain conditions, the terms of the merger agreement allow the board of directors of Pharmion to exercise its fiduciary duties to consider unsolicited alternative transaction proposals;

•	the terms of the merger agreement allow the board of directors of Pharmion to change its recommendation of the transaction to stockholders in connection with an unsolicited superior proposal by a third party for an alternative transaction if the failure to do so would be reasonably likely to violate the board of directors’ fiduciary duties under applicable law;

•	the belief that the termination fee amount under the merger agreement is reasonable compared to other similar public company merger transactions, and would not unreasonably deter another potential bidder from considering a transaction with Pharmion at a higher price;

•	subject to certain conditions, Pharmion would be entitled to receive a termination fee of $70 million if the merger agreement is terminated by either party as a result of a failure to obtain antitrust approval of the merger by September 30, 2008 and at the time of such termination certain other conditions to the obligations of Celgene to effect the merger shall have been satisfied; and

•	Pharmion stockholders who do not vote in favor of the merger will have the right to require an appraisal of their common stock, in which case they would have the value of their shares determined by the Delaware Court of Chancery, and will have the right to receive payment based on that valuation, subject to the closing condition that holders of not more than 25% of Pharmion common stock exercise such appraisal rights.

The board of directors of Pharmion also considered a variety of risks and other potentially negative factors, including the following:

•	following the merger, Pharmion will no longer exist as an independent, stand-alone company and its stockholders who retain their shares of Celgene common stock issued pursuant to the merger will have a limited participation in any future growth of Pharmion after the merger or any synergies resulting therefrom;

•	if the measurement price of Celgene common stock used to calculate the stock portion of the merger consideration is below $56.15, the value of the merger consideration to be received by Pharmion stockholders will decrease below $72 per share;

•	Pharmion stockholders, upon completion of the merger, will be required to surrender their shares of Pharmion common stock involuntarily in exchange for cash and shares of common stock of Celgene as provided in the merger agreement (subject to the right of stockholders to pursue appraisal rights), and the stockholders will not have the right thereafter to liquidate their shares at a time and for a price of their choosing;

•	the possibility that, although the merger provides stockholders of Pharmion the opportunity to realize a substantial premium over the price at which Pharmion common stock traded prior to public announcement of the merger, the price of Pharmion common stock might increase in the future to a price greater than the value of the merger consideration, including as a result of changes in the competitive landscape in which Pharmion operates, the release of favorable clinical data with respect to Pharmion’s products or the release of unfavorable clinical data with respect to competing pharmaceutical therapies;

•	the merger agreement precludes Pharmion from actively soliciting alternative transaction proposals from third parties;

•	if the merger is not consummated for certain reasons, Pharmion may be required to pay a termination fee to Celgene equal to $70 million;

•	the merger is conditioned upon the receipt of certain antitrust approvals, which are beyond the control of Pharmion, and seeking such approvals could be a lengthy and expensive process, and may not be successful;

•	between the date of execution of the merger agreement and closing, Pharmion will not be able to take certain actions without the consent of Celgene, including engaging in certain extraordinary transactions, and more specifically, the launch of the marketing and sales of Thalidomide Pharmion and Vidaza in the E.U. may be severely restricted, as it may be difficult for Pharmion to retain employees;

•	the risks and costs to Pharmion if the merger is not consummated, including the diversion of management attention and employee attrition and the potential effect on business and customer relationships, including limitations imposed by the pendency of the merger on the hiring of salespersons for the launch of the marketing of Thalidomide Pharmion and Vidaza in the E.U.; and

•	the fact that Pharmion did not undertake a full public auction prior to entering into the merger agreement; although the board of directors of Pharmion was satisfied that the terms of the merger agreement, including the ability of the board of directors to exercise its fiduciary duties to consider unsolicited potential alternative transaction proposals and the amount of the termination fee payable by Pharmion upon acceptance of an alternative transaction proposal, would not unreasonably deter another potential bidder from considering a transaction with Pharmion at a higher price.

The board of directors of Pharmion considered all of the foregoing factors as a whole and concluded that such factors supported a favorable determination to approve and adopt the merger agreement and to recommend the merger agreement to the Pharmion stockholders.

The foregoing discussion of the information and factors discussed by the board of directors of Pharmion is not exhaustive but does include the material factors considered by the board of directors of Pharmion. The board of directors of Pharmion did not quantify or assign any relative or specific weight to the various factors that it considered. Rather, the board of directors of Pharmion considered and based its recommendation on the totality of the information presented to it. In addition, individual members of the board of directors of Pharmion may have given no weight or different weights to different factors.

Opinion of Pharmion’s Financial Advisor

Pharmion has retained Banc of America Securities to act as Pharmion’s financial advisor in connection with the merger. Banc of America Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pharmion selected Banc of America Securities to act as Pharmion’s financial advisor in connection with the merger on the basis of Banc of America Securities’ experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Pharmion and its business.

On November 17, 2007, at a meeting of the board of directors of Pharmion held to evaluate the merger, Banc of America Securities delivered to the board of directors of Pharmion an oral opinion, which was confirmed by delivery of a written opinion dated November 17, 2007, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the per share merger consideration to be received by holders of Pharmion common stock (other than Celgene, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Banc of America Securities’ written opinion to the board of directors of Pharmion, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. The following summary of Banc of America Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. Banc of America Securities delivered its opinion to the board of directors of Pharmion for the benefit and use of the board of directors of Pharmion in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. Banc of America Securities’ opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger.

In connection with rendering its opinion, Banc of America Securities:

•	reviewed certain publicly available financial statements and other business and financial information of Pharmion and Celgene, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Pharmion;

•	reviewed certain financial forecasts relating to Pharmion prepared by Pharmion’s management, which forecasts we refer to as the Pharmion forecasts;

•	reviewed certain publicly available financial forecasts relating to Celgene, which forecasts we refer to as the Celgene research analysts’ estimates;

•	discussed the past and current operations, financial condition and prospects of Pharmion with senior executives of Pharmion and the past and current operations, financial condition and prospects of Celgene with senior executives of Pharmion and Celgene;

•	discussed with senior executives of Pharmion and Celgene their assessments as to the products and product candidates of Pharmion and Celgene, including, without limitation, the probability of successful testing, development and marketing and approval by appropriate governmental authorities of, and the potential impact of competition on, such products and product candidates;

•	reviewed the potential pro forma financial impact of the merger on Celgene’s future financial performance, including the potential effect on Celgene’s estimated earnings per share;

•	reviewed the reported prices and trading activity for Pharmion common stock and Celgene common stock;

•	compared the financial performance of Pharmion and Celgene, respectively, with that of certain other publicly traded companies Banc of America Securities deemed relevant;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of certain other business combination transactions Banc of America Securities deemed relevant;

•	participated in discussions and negotiations among representatives of Pharmion, Celgene and their respective advisors;

•	reviewed a draft dated November 16, 2007 of the merger agreement, which we refer to as the draft agreement; and

•	performed such other analyses and considered such other factors as Banc of America Securities deemed appropriate.

In arriving at its opinion, Banc of America Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by it. With respect to the Pharmion forecasts, Banc of America Securities assumed, at Pharmion’s direction, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Pharmion’s management as to Pharmion’s future financial performance. Banc of America Securities was not provided with, and did not have access to, any financial forecasts of Celgene prepared by Celgene’s management. Accordingly, based upon discussions with Celgene’s management concerning Celgene and at Pharmion’s direction, Banc of America Securities assumed that the Celgene research analysts’ estimates were a reasonable basis upon which to evaluate the future financial performance of Celgene and used such estimates in performing its analysis.

Banc of America Securities relied, at Pharmion’s direction, upon the assessments of senior executives of Pharmion and Celgene as to the products and product candidates of Pharmion and Celgene, including, without limitation, the probability of successful testing, development and marketing and approval by appropriate governmental authorities of, and the potential impact of competition on, such products and product candidates. Banc of America Securities did not make any independent valuation or appraisal of the assets or liabilities, contingent or otherwise, of Pharmion or Celgene, and Banc of America Securities was not furnished with any such valuations or appraisals. Banc of America Securities assumed, at Pharmion’s direction, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code. Banc of America Securities also assumed, at Pharmion’s direction, that the final executed agreement would not differ in any material respect from the draft agreement reviewed by Banc of America Securities, and that the merger would be consummated as provided in the draft agreement with full satisfaction of all covenants and conditions set forth in the draft agreement and without any waivers. Banc of America Securities further assumed, with Pharmion’s consent, that all governmental and third party consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Pharmion, Celgene or the merger.

Banc of America Securities expressed no view or opinion as to any terms or aspects of the merger (other than the per share merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger or the merger consideration. Banc of America Securities was not requested to, and did not, solicit indications of interest or proposals from third parties regarding the acquisition of all or a portion of Pharmion. In addition, no view or opinion was expressed as to the relative merits of the merger in comparison to other transactions available to Pharmion or in which Pharmion might engage or as to whether any transaction might be more favorable to Pharmion as an alternative to the merger, nor did Banc of America Securities express any opinion as to the underlying business decision of the board of directors of Pharmion to proceed with or effect the merger. Banc of America Securities did not express any opinion as to what the value of Celgene common stock actually would be when issued or the prices at which Pharmion common stock or Celgene common stock might trade at any time. Except as described above, Pharmion imposed no other limitations on the investigations made or procedures followed by Banc of America Securities in rendering its opinion.

Banc of America Securities’ opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Banc of America Securities as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Banc of America Securities did not assume any obligation to update, revise or reaffirm its opinion.

The following represents a brief summary of the material financial analyses presented by Banc of America Securities to the board of directors of Pharmion in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Banc of America Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Banc of America Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Banc of America Securities. For purposes of the “Pharmion Financial Analyses” summarized below, the “per share merger consideration” refers to the $72.00 implied per share value of the merger consideration based on the $25.00 per share cash portion of the merger consideration and the implied per share value of the stock portion of the merger consideration on November 16, 2007 of $47.00.

Pharmion Financial Analyses

Selected Publicly Traded Companies Analysis.  Banc of America Securities reviewed publicly available financial and stock market information for Pharmion and the following 13 publicly traded biopharmaceutical and biotechnology companies:

•	Alexion Pharmaceuticals, Inc.
•	BioMarin Pharmaceutical Inc.
•	Celgene
•	Cephalon, Inc.
•	Cubist Pharmaceuticals, Inc.
•	Genentech, Inc.
•	Genzyme Corporation
•	Gilead Sciences, Inc.
•	ImClone Systems Incorporated
•	MGI PHARMA, INC.
•	Millennium Pharmaceuticals, Inc.
•	OSI Pharmaceuticals, Inc.
•	United Therapeutics Corporation

Banc of America Securities reviewed, among other things, per share equity values, based on closing stock prices on November 16, 2007, of the selected publicly traded companies as a multiple of calendar year 2009 estimated earnings per share, commonly referred to as EPS. Banc of America Securities also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on November 16, 2007, plus debt, less cash, as a multiple of calendar years 2007 and 2008 estimated revenue. Banc of America Securities then applied a range of selected multiples of calendar year 2009 estimated EPS derived from the selected publicly traded companies to Pharmion’s estimated calendar years 2009 and 2010 estimated EPS (discounted one year, in the case of calendar year 2010 estimated EPS, by applying a discount rate of 15.0%) and applied a range of selected multiples of calendar years 2007 and 2008 estimated revenue derived from the selected publicly traded companies to corresponding data of Pharmion. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates. Estimated financial data of Pharmion were based on the Pharmion forecasts. This analysis indicated the following implied per share equity value reference ranges for Pharmion, as compared to the per share merger consideration:

Implied per Share Equity Value Reference Ranges for Pharmion				Per Share Merger
2009E EPS	2010E Discounted EPS	2007E Revenue	2008E Revenue	Consideration

$32.00 — $44.50	$52.00 — $72.50	$43.25 — $62.75	$49.00 — $76.50	$72.00

No company used in this analysis is identical or directly comparable to Pharmion. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Pharmion was compared.

Selected Precedent Transactions Analysis.  Banc of America Securities reviewed, to the extent publicly available, financial information relating to the following 18 selected transactions involving biopharmaceutical and biotechnology companies:

Announcement Date	Acquirer	Target

4/23/07	AstraZeneca PLC	MedImmune, Inc.
11/9/06	Genentech, Inc.	Tanox, Inc.
11/5/06	Abbott Laboratories	Kos Pharmaceuticals, Inc.
10/10/06	Genzyme Corporation	AnorMED Inc.
10/2/06	Gilead Sciences, Inc.	Myogen, Inc.
9/21/06	Merck KGaA	Serono S.A.
12/14/05	Amgen Inc.	Abgenix, Inc.
7/21/05	MGI PHARMA, INC.	Guilford Pharmaceuticals Inc.
6/23/05	Salix Pharmaceuticals, Ltd.	InKine Pharmaceutical Company, Inc.
6/16/05	Pfizer Inc.	Vicuron Pharmaceuticals Inc.
5/4/05	Genzyme Corporation	Bone Care International, Inc.
4/21/05	Shire Pharmaceuticals Group plc	Transkaryotic Therapies, Inc.
2/26/04	Genzyme Corporation	ILEX Oncology, Inc.
11/4/03	Cephalon, Inc.	CIMA Labs Inc.
8/4/03	Genzyme Corporation	SangStat Medical Corporation
12/6/01	Millennium Pharmaceuticals, Inc.	Cor Therapeutics, Inc.
12/3/01	MedImmune, Inc.	Aviron
8/14/00	Chiron Corporation	PathoGenesis Corporation

Banc of America Securities reviewed transaction values, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s two-year forward and three-year forward estimated net income. Banc of America Securities then applied a range of selected multiples of two-year forward and three-year forward estimated net income derived from the selected transactions to Pharmion’s calendar years 2009 and 2010 estimated EPS, respectively. Estimated financial data of the selected transactions were based on publicly available information. Estimated financial data of Pharmion were based on the Pharmion forecasts. This analysis indicated the following implied per share equity value reference ranges for Pharmion, as compared to the per share merger consideration:

Implied per Share Equity Value Reference Ranges for Pharmion		Per Share Merger
2009E EPS	2010E EPS	Consideration

$30.50 — $47.25	$47.00 — $73.00	$72.00

No company, business or transaction used in this analysis is identical or directly comparable to Pharmion or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Pharmion and the merger were compared.

Discounted Cash Flow Analysis.  Banc of America Securities performed a discounted cash flow analysis of Pharmion to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that Pharmion could generate during Pharmion’s fiscal years 2008 through 2011 based on the Pharmion forecasts. Banc of America Securities calculated terminal values for Pharmion under two alternative scenarios to take into account potential market results for certain of Pharmion’s products, referred to as the “management case” and the “management case sensitivity,” by applying terminal forward multiples of 10.0x to 14.0x and 7.0x to 9.0x, respectively, to Pharmion’s fiscal year 2011 estimated earnings before interest, taxes, depreciation and amortization. The cash flows, adjusted to reflect the present value of Pharmion’s net operating loss carryforwards anticipated by Pharmion’s management to be available, and terminal values were then discounted to present value as of December 31, 2007 using discount rates ranging from 14.0% to 16.0%. This analysis indicated the following implied per share equity value reference ranges for Pharmion under the management case and the management case sensitivity, as compared to the per share merger consideration:

Implied per Share Equity Value Reference Ranges for Pharmion		Per Share Merger
Management Case	Management Case Sensitivity	Consideration

$46.75 — $64.50	$36.25 — $45.75	$72.00

Celgene Financial Analysis

Selected Publicly Traded Companies Analysis.  Banc of America Securities reviewed publicly available financial and stock market information for Celgene and the following seven publicly traded biotechnology companies:

•	Amgen Inc.
•	Biogen Idec Inc.
•	Cephalon, Inc.
•	Genentech, Inc.
•	Genzyme Corporation
•	Gilead Sciences, Inc.
•	ImClone Systems Incorporated

Banc of America Securities reviewed, among other things, the closing stock prices of the selected publicly traded companies on November 16, 2007 as a multiple of calendar years 2007, 2008 and 2009 estimated EPS. Banc of America Securities also reviewed the ratios of the selected companies’ (x) closing stock prices as a multiple of calendar years 2007 and 2008 estimated EPS to (y) long-term estimated EPS growth rates, referred to as PEG ratios. Banc of America Securities then compared these calendar years 2007, 2008 and 2009 estimated EPS multiples and calendar years 2007 and 2008 PEG ratios derived for the selected companies to corresponding multiples and ratios implied for Celgene based on the closing price of Celgene common stock on November 16, 2007. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates. Estimated financial data of Celgene were based on the Celgene research analysts’ estimates. This analysis indicated the following implied median multiples and ratios for the selected companies, as compared to corresponding multiples and ratios implied for Celgene, based on the closing price of Celgene common stock on November 16, 2007:

			Implied Multiples
			for Celgene Based
	Implied Median		on Closing Stock
	Multiples for		Price on
	Selected Companies		November 16, 2007

Equity Value Per Share as a Multiple of EPS:
Estimated Calendar Year 2007	26.7	x	68.1	x
Estimated Calendar Year 2008	21.8	x	42.0	x
Estimated Calendar Year 2009	19.3	x	30.2	x
PEG Ratios:
Estimated Calendar Year 2007	1.33	x	1.61	x
Estimated Calendar Year 2008	1.28	x	1.00	x

No company used in this analysis is identical or directly comparable to Celgene. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Celgene was compared.

Pro Forma Accretion/Dilution Analysis

Banc of America Securities reviewed the potential pro forma financial effect of the merger on Celgene’s calendar years 2008 through 2011 estimated EPS. Estimated financial data of Celgene were based on the Celgene research analysts’ estimates and estimated financial data of Pharmion were based on the Pharmion forecasts (which data, at the direction of Pharmion’s management, did not include potential future synergies that could result from the merger). Based on the per share merger consideration, this analysis indicated that the merger could be dilutive to Celgene’s estimated EPS for calendar years 2008 through 2010 and accretive to Celgene’s estimated EPS for calendar year 2011. Banc of America Securities also reviewed the potential pro forma financial effect of the merger on Celgene’s calendar years 2008 through 2011 estimated EPS based on the high end and low end of the collar structure. This analysis indicated that, based on the high end of the collar structure, the merger could be dilutive to Celgene’s estimated EPS for calendars years 2008 through 2010 and accretive to Celgene’s estimated EPS for calendar year 2011 and, based on the low end of the collar structure, the merger could be dilutive to Celgene’s estimated EPS for calendars years 2008 through 2011. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by Banc of America Securities to the board of directors of Pharmion in connection with its opinion and is not a comprehensive description of all analyses undertaken by Banc of America Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Banc of America Securities believes that its analyses summarized above must be considered as a whole. Banc of America Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Banc of America Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Banc of America Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Pharmion and Celgene. The estimates of the future performance of Pharmion and Celgene in or underlying Banc of America Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Banc of America Securities’ analyses. These analyses were prepared solely as part of Banc of America Securities’ analysis of the fairness, from a financial point of view, of the per share merger consideration and were provided to the board of directors of Pharmion in connection with the delivery of Banc of America Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Banc of America Securities’ view of the actual values of Pharmion or Celgene.

The type and amount of consideration payable in the merger was determined through negotiations between Pharmion and Celgene, rather than by any financial advisor, and was approved by the board of directors of Pharmion. The decision to enter into the merger agreement was solely that of the board of directors of Pharmion. As described above, Banc of America Securities’ opinion and analyses were only one of many factors considered by the board of directors of Pharmion in its evaluation of the proposed merger and should not be viewed as determinative of the views of the board of directors of Pharmion or management with respect to the merger or the merger consideration.

Pharmion has agreed to pay Banc of America Securities for its services in connection with the merger an aggregate fee currently estimated to be approximately $17.5 million, a portion of which was payable in connection with its opinion and a significant portion of which is contingent upon the completion of the merger. Pharmion also has agreed to reimburse Banc of America Securities for reasonable expenses (including any reasonable fees and disbursements of Banc of America Securities’ counsel) incurred in connection with Banc of America Securities’ engagement, and to indemnify Banc of America Securities, any controlling person of Banc of America Securities and each of their respective directors, officers, employees, agents, affiliates and representatives against specified liabilities, including liabilities under the federal securities laws.

Banc of America Securities or its affiliates in the past have provided financial advisory and financing services to Pharmion, for which services Banc of America Securities and its affiliates have received compensation, including having acted as sole book-running manager in connection with an equity offering of Pharmion. In the ordinary course of business, Banc of America Securities and its affiliates may actively trade or hold securities or loans of Pharmion and Celgene for their own accounts or for the accounts of customers and, accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in such securities or loans.

Celgene’s Reasons for the Merger

Celgene believes that the merger will enable Celgene to enhance its portfolio of therapies for patients with life-threatening illnesses worldwide. With the addition of Pharmion’s four marketed products and several in development for the treatment of hematological and solid tumor cancers, Celgene will extend its services to clinicians who treat these diseases and, thereby, expand Celgene’s role as a leader in hematology and oncology. Specifically, Vidaza, Pharmion’s lead product, is approved in the United States for myelodysplastic syndromes and has demonstrated an unprecedented overall survival benefit for higher risk MDS patients. In addition to Vidaza, the merger also will give Celgene the European rights to thalidomide, providing Celgene with three meaningful therapies — REVLIMID, Vidaza and THALOMID — in different indications all with global revenue streams. Pharmion’s development-stage compounds targeting the treatment of various solid tumors could potentially provide Celgene with an entrée into the treatment of solid tumors and clinicians with additional therapeutic options for these diseases. In addition, Celgene will evaluate the clinical potential of combination therapies in patients globally.

By combining this new product portfolio with Celgene’s existing operational and financial capabilities and expanding Celgene’s product offerings, clinical, regulatory and commercial capabilities, Celgene believes the merger will further advance Celgene’s strategy of creating a global biopharmaceutical company focused on delivering novel, meaningful therapies to patients in need.

Pharmion Financial Projections Provided to Pharmion’s Financial Advisor

Pharmion provided its financial advisor with certain non-public financial projections prepared by the management of Pharmion reflecting management’s views as to the possible future performance of Pharmion for the 2007 to 2011 fiscal years, which we refer to as the Pharmion financial projections. The Pharmion financial projections do not give effect to the merger. The Pharmion financial projections were prepared in November 2007. No financial projections were provided to Celgene until after the merger agreement was executed and delivered by Celgene and Pharmion. Set forth below is a summary of such financial projections.

Financial projections are based on estimates and assumptions that are inherently subject to risks and uncertainties and should not be regarded as an indication that such projections will be predictive of actual future events, and they should not be relied on as such. The financial projections provided by Pharmion in November 2007 are based on significant assumptions including, among other things, (i) Pharmion’s ability to obtain, and the timing of receipt of, marketing authorization for Vidaza and Thalidomide Pharmion in the European Union and in other countries, (ii) the continuation of market exclusivity for Vidaza through 2011 in the United States, (iii) the successful development and favorable regulatory action with respect to other products and product candidates, including Amrubicin, in the United States and other countries and (iv) that the competitive environment for MDS in the European Union is comparable to that in the United States and that the approved label for Vidaza in the United States and the European Union will include clinical data demonstrating a survival advantage for Vidaza in higher risk MDS patients that is greater than that of its competitors. In most cases, Pharmion will have little or no control over the receipt or timing of these authorizations and many other factors may cause these financial projections to be inaccurate. For a discussion of some of the factors that may cause the financial projections or the underlying assumptions not to be reflective of actual future results, we urge you to read the information under “Special Note Regarding Forward-Looking Statements” commencing on page iii of this proxy statement/prospectus. As a result of such factors, there can be no assurance when or if projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such projections by their nature become more speculative and less certain with each successive year.

The inclusion of these financial projections should not be regarded as an indication that Pharmion, Banc of America Securities or any other recipient of this information considered, or now considers, it to be predictive of actual future results. The Pharmion financial projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles, or GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information. The Pharmion financial projections are included in this proxy statement/prospectus only because such information was made available on a confidential basis to Banc of America Securities in connection with its opinion described above. The independent auditors of Pharmion have not examined or compiled any of the Pharmion financial projections, have not expressed any conclusion or provided any form of assurance with respect to the Pharmion financial projections, and, accordingly, assume no responsibility for them. The Pharmion financial projections do not take into account any circumstances or events that have occurred or may occur after the date they were prepared.

For the foregoing reasons, as well as the bases and assumptions on which the Pharmion financial projections were compiled, the inclusion of specific portions of the Pharmion financial projections in this proxy statement/prospectus should not be regarded as an indication that such projections will be predictive of actual future events, and they should not be relied on as such. Except as required by applicable securities laws, Pharmion does not intend to update or otherwise revise the Pharmion financial projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even if any or all of the assumptions are shown to be in error.

Pharmion’s financial projections referred to above (in millions) for the fiscal years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively, were: (a) revenues of $261.6, $371.5, $591.9, $768.5 and $1,001.3; (b) operating expenses (exclusive of cost of goods sold and royalties) of $236.4, $293.6, $365.1, $419.9 and $513.2; (c) EBIT of $(45.8), $(21.2), $70.3, $146.3 and $226.5, respectively; (d) EBITDA of $(30.0), $(1.4), $93.3, $171.9 and $255.4; and (e) net income (loss) of $(44.1), $(17.2), $56.2, $109.4 and $167.9.

Pharmion Forecasts Provided to Celgene

As described above, Pharmion financial projections were not provided to Celgene until after the merger agreement had been executed and delivered by Celgene and Pharmion. However, Celgene received certain production data with respect to Pharmion’s requirements of Thalidomide Pharmion pursuant to the terms of a supply agreement, dated as of November 16, 2001 and amended on December 3, 2004, between a wholly-owned subsidiary of Pharmion and a wholly-owned subsidiary of Celgene. Under this agreement, Pharmion provides Celgene with monthly rolling forecasts of its requirements of Thalidomide Pharmion for the period of 22 months ahead. Set forth below is a subset of such forecasts provided to Celgene on November 15, 2007. Such production data was not prepared with a view toward public disclosure, and includes safety stock and other inventory requirements beyond projected sales. Pursuant to the supply agreement, Pharmion is also obligated to provide quarterly sales reports to Celgene, which are also included in Pharmion’s periodic reports that Pharmion files with the SEC. See “Where You Can Find More Information” beginning on page 100. The inclusion of this data should not be regarded as an indication that Pharmion or Celgene considered, or now considers, it to be predictive of actual future requirements. Such data do not take into account any circumstances or events occurring after the date they were prepared. Data of this type are based on estimates and assumptions, including the factors described under “Special Note Regarding Forward-Looking Statements,” which factors may cause the data or the underlying assumptions not to be reflective of actual future requirements. As a result, there can be no assurance that the projected requirements will be realized or that actual requirements will not be significantly higher or lower than projected.

			Total Commercial
	Pharmion Purchase		Units* Projected to
Forecast Month	Order Date	Delivery Date	be Ordered

Month 1	November 2007	January 2008	32,000
Month 2	December 2007	February 2008	32,000
Month 3	January 2008	March 2008	40,000
Month 4	February 2008	April 2008	40,000
Month 5	March 2008	May 2008	40,000
Month 6	April 2008	June 2008	32,000
Month 7	May 2008	July 2008	32,000
Month 8	June 2008	August 2008	48,000
Month 9	July 2008	September 2008	32,000
Month 10	August 2008	October 2008	40,000
Month 11	September 2008	November 2008	32,000
Month 12	October 2008	December 2008	32,000
Month 13	November 2008	January 2009	40,000
Month 14	December 2008	February 2009	48,000
Month 15	January 2009	March 2009	40,000
Month 16	February 2009	April 2009	32,000
Month 17	March 2009	May 2009	32,000
Month 18	April 2009	June 2009	48,000
Month 19	May 2009	July 2009	40,000
Month 20	June 2009	August 2009	32,000
Month 21	July 2009	September 2009	32,000
Month 22	August 2009	October 2009	40,000

*	One Commercial Unit = 28 capsules

Interests of Certain Persons in the Merger

In considering the recommendation of the board of directors of Pharmion with respect to the approval and adoption of the merger agreement and approval of the merger, Pharmion stockholders should be aware that Pharmion’s executive officers and directors have interests in the merger that may be different from, or in addition to, those of Pharmion stockholders generally. The board of directors of Pharmion was aware of these interests and considered them, among other matters, in reaching its decisions to approve and adopt the merger agreement and to recommend that Pharmion stockholders vote FOR the approval and adoption of the merger agreement and approval of the merger.

Treatment of Options and Restricted Stock Units

Under the Pharmion 2000 Stock Incentive Plan and 2001 Non-Employee Director Stock Option Plan, Pharmion has made periodic grants of stock options to its executive officers and directors. Under the Pharmion 2000 Stock Incentive Plan, Pharmion has made grants of restricted stock unit awards to its executive officers. Pursuant to the merger agreement, any of such awards outstanding prior to the effective time of the merger will be subject to the following treatment:

•	All outstanding vested options to purchase Pharmion common stock will be canceled as of the effective time of the merger and the holder of each such stock option will have the right to receive from Celgene the consideration (subject to all applicable income and employment withholding taxes) such holder would have received if such holder had effected a cashless exercise of such vested option to purchase Pharmion common stock immediately prior to the effective time of the merger and the shares of Pharmion common stock issued upon such cashless exercise were converted in the merger into the consideration to be received by the stockholders of Pharmion.

•	At the effective time of the merger, each outstanding unvested option to purchase shares of Pharmion common stock will be converted into an equivalent option to acquire shares of Celgene common stock.

•	All restricted stock units of Pharmion outstanding at the effective time of the merger will vest in full immediately prior to the effective time and will, subject to applicable income and employment withholding taxes, be canceled and converted into the right to receive the per share merger consideration in the same manner as all other shares of Pharmion common stock.

The terms and conditions of any converted stock option generally will continue to be governed by the Pharmion 2000 Stock Incentive Plan and will be the same as the terms and conditions of the original award, including with respect to vesting, duration and the effect of termination of service. However, executive officers of Pharmion with employment agreements (as described below) may become entitled to additional rights with respect to converted equity awards under certain circumstances pursuant to such arrangements.

In addition, upon consummation of the merger, each current non-employee member of the Pharmion board of directors will cease to be a director of Pharmion or its successor, and each unvested option to purchase shares of Pharmion common stock held by such non-employee members of the board of directors of Pharmion will become fully vested and exercisable immediately prior to the effective time of the merger and will be treated in the same manner as all other vested stock options in the merger.

For a discussion of the terms of the merger agreement with respect to the treatment of outstanding Pharmion equity awards in connection with the merger, see “THE MERGER AGREEMENT — Treatment of Stock Options and Other Stock-Based Awards” beginning on page 64.

Pharmion 2006 Employee Stock Purchase Plan

Pharmion maintains an employee stock purchase plan for U.S. employees intended to qualify under Section 423 of the Code that grants participating employees an option to purchase shares of Pharmion common stock at a discount from fair market value. This right to purchase Pharmion common stock is limited to the number of shares that may be purchased having a value of $25,000 for each calendar year, based on the fair market value of Pharmion common stock on the date the option to purchase the stock is granted. The payment of the exercise price for the options granted under the plan is typically made through periodic payroll deductions, although employees may make separate contributions for the purchase of shares under the plan subject to the annual limitations.

Pursuant to the terms of the merger agreement, Pharmion agreed to take all actions necessary to cause the offering period in effect on the date of the merger agreement to be the final offering period under the plan, which offering period ended on January 31, 2008. Each participant’s accumulated payroll deductions were used to purchase shares of Pharmion common stock at the conclusion of such offering period in accordance with the terms of the plan. Pharmion will take all actions necessary to terminate the plan and ensure that no further purchases of shares of Pharmion common stock are made thereunder.

The aggregate value of the discount applicable to all eligible officers was approximately $17,054.04 for the offering period ended January 31, 2008. Such value is based on the difference between the per share merger consideration and the discounted purchase price per share under the plan as of January 31, 2008 multiplied by the total number of shares of Pharmion common stock purchased by eligible executive officers under the plan during the offering period.

Summary of Transaction Benefits Related to Outstanding Equity Awards Payable to Pharmion’s Executive Officers and Directors

The following table indicates the number of shares of Pharmion common stock underlying vested and unvested equity awards held by Pharmion’s executive officers and directors as of February 4, 2008, and, with respect to outstanding stock options, the weighted average exercise price thereof.

	Number of	Weighted	Number of		Number of
	Shares	Average	Shares	Weighted	Shares
	Underlying	Exercise Price	Underlying	Average Exercise	Underlying
	Vested Stock	of Vested	Unvested	Price of Unvested	Restricted Stock
Executive Officers	Options	Stock Options	Stock Options	Stock Options	Unit Awards

Patrick J. Mahaffy	309,166	$18.54	127,084	$23.02	9,375
President and Chief Executive Officer
Erle T. Mast	146,978	$13.94	54,272	$21.46	2,625
Executive Vice President and Chief Financial Officer
Gillian C. Ivers-Read	89,353	$18.38	49,168	$21.11	2,100
Executive Vice President of Development Operations
Michael D. Cosgrave	88,853	$23.54	72,396	$21.67	3,750
Executive Vice President and Chief Commercial Officer
Steven N. Dupont	71,999	$35.08	40,001	$21.02	1,650
Executive Vice President, Corporate Development, General Counsel and Secretary
Andrew R. Allen	19,082	$19.38	36,918	$19.69	4,113
Executive Vice President and Chief Medical Officer

Non-Employee Directors
M. James Barrett, Ph.D.	48,750	$10.37	7,500	$31.27	—
Brian G. Atwood	48,750	$10.11	7,500	$31.27	—
James Blair, Ph.D.	17,500	$25.22	7,500	$31.27	—
Cam L. Garner	17,500	$25.22	7,500	$31.27	—
Edward J. McKinley	37,500	$38.61	7,500	$31.27	—
John C. Reed, M.D., Ph.D.	20,000	$19.70	20,000	$24.43	—
Thorlef Spickschen	17,500	$25.22	7,500	$31.27	—

Executive Employment Agreements

Each of Pharmion’s executive officers is a party to an employment agreement with Pharmion. Under the terms of these agreements, each executive officer would be eligible to receive the following severance payments and benefits upon a termination of such officer’s employment by Pharmion without “just cause” or by the executive officer for “good reason” (as such terms are defined in the employment agreements) within two years following the merger:

•	a lump sum cash payment or monthly installments, at the election of Pharmion, equal to 12 months (or 24 months in the case of Mr. Mahaffy) of the executive’s base salary at the time of termination;

•	full vesting of all outstanding stock options and other equity awards granted by Pharmion to the executive officer;

•	payments of accrued base salary and other amounts earned through the date of termination but not paid as of the date of termination; and

•	continuation of medical, dental and vision benefit programs for 12 months (or 24 months in the case of Mr. Mahaffy) following termination (other than for Mr. Cosgrave).

In addition, if any executive officer becomes subject to an excise tax under Section 4999 of the Code as a result of exceeding the limitations of Section 280G of the Code, the agreements provide for an additional “gross-up” payment to such executive officer (other than Mr. Cosgrave) such that the executive officer will be placed in the same after-tax position as if no such excise tax had been imposed. The estimated amounts of any such “gross up” payments are set forth in the table in “Summary of Potential Non-Equity Based Benefits to Pharmion’s Executive Officers and Directors” below.

Pharmion Retention Plan

In connection with the merger, Pharmion adopted a retention plan providing retention benefits to employees of Pharmion or its successor, including the executive officers of Pharmion who remain actively employed with Pharmion during the pendency of and through the consummation of the merger. Under the retention plan, eligible employees will be entitled to receive a retention award, payable as soon as practicable following the effective time of the merger, in the amount of either (i) 25% of annual base salary as in effect on December 1, 2007, if the effective time of the merger occurs on or prior to June 1, 2008, or (ii) 50% of annual base salary as in effect on December 1, 2007, if the effective time of the merger occurs after June 1, 2008. In addition, eligible employees who are not U.S. field-based sales employees will receive incentive bonuses in respect of the achievement of certain individual and corporate goals for 2007 as determined by Pharmion’s board of directors, which bonuses may be paid in amounts of up to 200% of the recipient-employee’s annual bonus target. U.S. field-based sales employees will be paid quarterly bonuses subject to the achievement of quarterly sales targets, and those who remain actively employed with Pharmion may receive additional bonuses for each of the first and second quarters of 2008 subject to the achievement of sales targets. For a more detailed discussion of the retention plan, please see the section captioned “THE MERGER AGREEMENT — Covenants and Agreements — Employee Matters” beginning on page 73.

Summary of Potential Non-Equity Based Benefits to Pharmion’s Executive Officers

The following table indicates the dollar values of the potential non-equity based benefits payable to Pharmion’s executive officers under the executive employment agreements and the other compensation arrangements upon the effective time of the merger, assuming termination of employment of the executive officers and assuming the merger is consummated on March 10, 2008. As described above, the receipt of certain of such benefits by such executive officers will be determined by the board of directors of Pharmion based on the achievement of certain individual and corporate goals.

		Value of		Total Potential
	Value of	Potential	Value of	Non-Equity
	Potential	Pharmion	Estimated 280G	Based
	Severance	Retention Plan	Gross-Up	Transaction
Executive Officers	Benefits(1)	Benefits(2)	Payment(3)	Benefits

Patrick J. Mahaffy	$1,168,274	$427,500	$814,352	$2,410,126
Erle T. Mast	$367,724	$227,500	—	$595,224
Gillian C. Ivers-Read	$362,868	$227,500	—	$590,368
Michael D. Cosgrave	$445,000	$289,250	—	$734,250
Steven N. Dupont	$332,298	$204,750	—	$537,048
Andrew R. Allen	$382,724	$237,250	—	$619,974

(1)	These amounts include the value of cash severance payments and continued health insurance benefits (if applicable) due under the employment agreements, exclusive of any payment to indemnify the executives for excise taxes that may be due by reason of Sections 280G and 4999 of the Code.

(2)	These amounts include incentive bonuses that may be payable to such executive officers pursuant to the retention plan in connection with the merger and does not include bonuses that may be paid to such executive officers for the achievement of certain individual and corporate goals not related to the merger.

(3)	These values take into account any gross-up amount that may become payable to an executive to indemnify the executive for any excise tax resulting from the accelerated vesting of such executive’s outstanding Pharmion equity awards in the merger.

Indemnification; Directors’ and Officers’ Insurance

After the consummation of the merger, Celgene and Merger Sub will indemnify and hold harmless, to the fullest extent permitted under applicable law, the present and former directors and officers of Pharmion and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or prior to the consummation of the merger. For six years from the consummation of the merger, Celgene will or will cause Merger Sub to maintain in effect for the benefit of such former officers and directors of Pharmion and its subsidiaries an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for Pharmion. Such policy must provide coverage for acts or omissions occurring on or prior to the date of the consummation of the merger covering each such person covered by the officers’ and directors’ liability insurance policy of Pharmion on terms with respect to coverage and in amounts no less favorable than those of Pharmion’s directors’ and officers’ insurance policy in effect on the date of the merger agreement. Additionally, Celgene will cause to be maintained in Merger Sub’s (or any successor’s) certificate of formation and operating agreement provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable to the intended beneficiaries as those contained in Pharmion’s certificate of incorporation or by-laws as in effect on the date of the merger agreement.

Certain Relationships between Celgene and Pharmion

In 2001, Pharmion licensed rights relating to the use of thalidomide, from Celgene and separately entered into an exclusive supply agreement for Thalidomide Pharmion with Celgene U.K. Manufacturing II Limited (formerly known as “Penn T Limited”), or CUK, a company located in the United Kingdom, or U.K., that was subsequently acquired by Celgene in 2004. Under the agreements, as amended in December 2004, Pharmion obtained the exclusive right to market thalidomide in all countries other than the United States, Canada, Mexico, Japan and all provinces of China, except Hong Kong. Under Pharmion’s agreements with Celgene, Pharmion also obtained exclusive rights to all existing and future clinical data relating to thalidomide developed by Celgene, and an exclusive license to employ Celgene’s patented and proprietary System for Thalidomide Education and Prescribing Safety (S.T.E.P.S.®) program as the Pharmion Risk Management Program, or PRMP, in connection with the distribution of thalidomide in these territories. Under agreements with CUK, as amended, CUK is Pharmion’s exclusive supplier of thalidomide formulations that Pharmion sells in certain territories licensed to Pharmion by Celgene. Pharmion pays Celgene a royalty/license fee and CUK product supply payments, each based on Pharmion’s net sales of thalidomide in the countries included within Pharmion’s territory. Pharmion has also agreed to fund certain amounts incurred by Celgene for the conduct of thalidomide clinical trials, which were payable in quarterly installments through the end of 2007, and the actual costs of completing an ongoing Celgene-sponsored, Phase 3 clinical trial for thalidomide in multiple myeloma. In 2007, Pharmion’s net sales of thalidomide amounted to approximately $81.7 million, or approximately 30.6% of Pharmion’s total net sales. The agreements with Celgene and CUK each have a ten-year term running from the date of receipt of Pharmion’s first regulatory approval for Thalidomide Pharmion in the U.K.

Under the terms of the mutual confidentiality agreement, dated October 17, 2007, between Pharmion and Celgene, which we refer to as the confidentiality agreement, until October 17, 2008, Celgene and its affiliates agreed not to, and Celgene agreed to instruct its representatives not to (unless specifically invited in writing by Pharmion to do so): (a) effect or seek, offer, or propose to effect, or cause or participate in or in any way assist any other person to effect or seek, offer, or propose to effect or participate in (i) any acquisition of any securities or assets of Pharmion or any of its subsidiaries, (ii) any tender or exchange offer, merger, or other business combination involving Pharmion or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with respect to Pharmion or any of its subsidiaries, or (iv) any solicitation of proxies or consents to vote any voting securities of Pharmion; (b) form, join, or in any way participate in a “group” (as defined under the Exchange Act) with respect to the beneficial ownership of any securities of Pharmion; (c) take any action which would reasonably be expected to legally compel Pharmion to make a public announcement regarding any of the types of matters described in clause (a) in this paragraph; (d) enter into any discussions or arrangements with any third party with respect to any of the foregoing in this paragraph; or (e) request or propose that Pharmion or any of its representatives amend, waive or consider the amendment or waiver of any of the foregoing in this paragraph.

Under the terms of the confidentiality agreement, the limitations and prohibitions on Celgene described in the immediately preceding paragraph will not apply from and after the earliest of (we refer to such date as the standstill termination date): (a) the date any person or group (other than Celgene or any of its affiliates) makes a publicly disclosed bid, offer, tender offer, or other offer or proposal to acquire, directly or indirectly, more than 50% of Pharmion’s voting securities or assets of Pharmion representing more than 50% of the consolidated assets of Pharmion and its subsidiaries; (b) the date Pharmion enters into a definitive agreement providing for any transaction described in clause (a) of this paragraph; and (c) the date Pharmion initiates a process in which Pharmion solicits or seeks inquiries or the making of any proposal or offer with respect to a merger, consolidation, liquidation, dissolution or similar transaction involving Pharmion, any purchase of all of the equity securities of Pharmion or a sale of all or substantially all of the assets of Pharmion and its subsidiaries and Celgene is not invited to participate in such process on terms which do not disadvantage Celgene relative to any other person.

In connection with transactions occurring in 2001 and 2003, Celgene acquired an aggregate of 1,939,600 shares of Pharmion common stock, which it has continuously owned and constitutes approximately 5.2% of all shares of Pharmion common stock outstanding as of the record date. In addition, certain executive officers and directors of Pharmion have entered into voting agreements with Celgene pursuant to which such stockholders have agreed to vote their shares in favor of the merger agreement and the merger at the special meeting and to grant Celgene a proxy to vote their shares at the special meeting in favor of the merger. As of the record date, the executive officers and directors of Pharmion who are parties to the voting agreements held an aggregate of 588,168 shares of Pharmion common stock, which represents approximately 1.6% of all shares entitled to vote at the special meeting.

Manner and Procedure for Exchanging Shares of Pharmion Common Stock; No Fractional Shares

Surrender of Certificates.  Promptly (and in any event no more than three business days) after the effective time of the merger, American Stock Transfer and Trust Company, the exchange agent selected by Celgene for the merger, will mail to each record holder of Pharmion common stock (a) a letter of transmittal and (b) instructions for using the letter of transmittal and surrendering certificates evidencing Pharmion shares in exchange for the cash and certificate or certificates representing Celgene common stock payable pursuant to the merger. After receipt of such forms, holders of Pharmion common stock will be able to surrender certificates formerly representing Pharmion common stock to the exchange agent together with the completed and executed letter of transmittal and any other documents required pursuant to the instructions, and each such holder will receive in exchange therefor the cash and certificates evidencing the number of whole shares of Celgene common stock to which such holder is entitled pursuant to the merger. Celgene will not issue fractional shares of Celgene common stock in the merger. Instead, in lieu of fractional shares, each holder of Pharmion common stock who would otherwise be entitled to a fraction of a share of Celgene common stock will receive an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the measurement price. Pharmion stockholders should not send their stock certificates until they receive the letter of transmittal.

After the effective time of the merger and until surrendered as contemplated by the preceding paragraph, each certificate that previously represented shares of Pharmion common stock will represent only the right to receive upon surrender thereof the merger consideration payable in respect of such shares of Pharmion common stock pursuant to the merger, and any dividends or other distributions made after the effective time with respect to such shares of Celgene common stock, in each case, without interest thereon.

No dividends or other distributions declared or paid with respect to Celgene common stock after the effective time of the merger will be paid to holders of Pharmion stock certificates in respect of the shares of Celgene common stock payable pursuant to the merger unless and until the Pharmion stock certificates are surrendered to the exchange agent.

After the effective time of the merger, Pharmion will not register any further transfers of shares of Pharmion common stock. After the effective time of the merger, any certificate evidencing shares of Pharmion common stock that is presented to Celgene or the exchange agent for any reason will be converted into the merger consideration payable in respect of the Pharmion common stock formerly represented by such certificate pursuant to the merger, and any cash in lieu of fractional shares of Celgene common stock and any dividends or other distributions to which holders thereof are entitled to, in each case, without interest thereon.

Voting Agreements

Concurrently with the execution of the merger agreement, Celgene executed voting agreements with the following directors and executive officers of Pharmion: Patrick J. Mahaffy, Erle T. Mast, Cam L. Garner, Gillian C. Ivers-Read, Brian G. Atwood, M. James Barrett, Thorlef Spickschen, Edward J. McKinley and James C. Blair. Pursuant to the voting agreements, and as further described below, such individuals have agreed to vote their shares of Pharmion common stock in favor of the merger agreement and merger at the special meeting. As of the record date, the executive officers and directors of Pharmion who are parties to the voting agreements held 588,168 shares of Pharmion common stock, which represents approximately 1.6% of all shares entitled to vote at the special meeting. A copy of the form of voting agreement is attached hereto as Annex C.

Voting of Shares.  Each executive officer and director party to a voting agreement has agreed, during the term of the voting agreement, to vote such executive officer’s or director’s shares of Pharmion common stock (or cause to be voted any shares such stockholder beneficially owns) at any meeting of Pharmion stockholders:

•	in favor of approval and adoption of the merger agreement and approval of the merger;

•	against any alternative transaction, including a superior proposal; and

•	against any action or agreement that would result in any breach in any material respect of any representation, warranty, covenant, agreement or any other obligation of Pharmion under the merger agreement.

In addition, each executive officer and director party to a voting agreement granted Celgene a proxy to vote such executive officer or director’s shares of Pharmion common stock in accordance with the agreements set forth above.

The voting agreements also provide that each executive officer and director party to a voting agreement is prohibited from soliciting proxies or becoming a “participant” in a “solicitation” under the Exchange Act, or otherwise facilitate an alternative transaction, including a superior proposal, or become a member of a “group,” with respect to any voting securities of Pharmion for the purpose of taking any action in favor or in furtherance of, or otherwise facilitate, an acquisition transaction other than the merger, including a superior proposal.

The voting agreements do not limit or affect any actions or omissions taken by such executive officers and directors in their capacities as directors or executive officers of Pharmion, and no actions or omissions taken by such executive officers and directors in such capacities will be deemed a breach of their duties under the voting agreements or will be construed to prohibit, limit or restrict such executive officer or director from exercising their fiduciary duties as directors or executive officers of Pharmion.

Transfer Restrictions.  Each executive officer or director party to a voting agreement has agreed that, subject to certain limited exceptions, during the term of the agreement, such executive officer or director will not transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber, or grant any proxy with respect to, such executive officer’s or director’s shares of Pharmion common stock, or deposit any such shares into a voting trust or enter into any arrangement with respect to the voting of such shares.

Termination.  The voting agreement automatically terminates upon the first to occur of:

•	the effective time of the merger;

•	the termination of the merger agreement; or

•	any material modification, waiver or amendment of the merger agreement that adversely affects the consideration payable to Pharmion stockholders pursuant to the merger agreement.

This summary of the voting agreements is qualified in its entirety by reference to the voting agreements. A copy of form of the voting agreement is incorporated by reference in its entirety and attached to this proxy statement/prospectus as Annex C. We urge you to read the copy of form of voting agreement in its entirety.

Governmental and Regulatory Approvals

At any time before or after the completion of the merger, the Antitrust Division of the U.S. Department of Justice, the Federal Trade Commission, foreign competition authorities and others may challenge the merger on antitrust grounds either before or after expiration or termination of a relevant waiting period. Accordingly, at any time before or after completion of the merger, any of the Antitrust Division, the FTC or others, including other foreign governmental agencies responsible for regulating competition laws, could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, permitting completion subject to regulatory concessions or conditions, such as requiring the divestiture of certain assets of Celgene or Pharmion, or rescinding the merger. As in every transaction, there can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, it will not succeed.

Under the terms of the merger agreement, Celgene will determine whether any regulatory approvals are required in connection with the merger, and the parties will cooperate to seek and obtain any such regulatory approvals. The merger agreement provides that the parties will make only such antitrust filings as specified in the merger agreement unless the parties agree that other filings are necessary or Celgene determines in good faith, after consultation with legal counsel, that other filings are required by law. Pharmion and Celgene have agreed to cooperate with each other in seeking and obtaining any actions, consents, approvals or waivers reasonably required to be obtained from any party in connection with the consummation of the transactions contemplated by the merger agreement. Both Celgene and Pharmion have agreed to use reasonable best efforts to take or cause to be taken all actions advisable and proper to consummate the merger, including obtaining all antitrust approvals. In addition, the parties will use reasonable best efforts to take all steps necessary to prevent or remove any actual or threatened injunction, order or other determination that would prevent or delay consummation of the merger. Pharmion has agreed to take any action with respect to its business, properties or assets or those of its subsidiaries to consummate the merger, if so requested by Celgene, provided that Pharmion may condition such action upon the consummation of the merger. Therefore, pursuant to the merger agreement, Pharmion may be obligated to sell or divest its assets if necessary to obtain requisite antitrust approvals for the merger. Celgene, on the other hand, is not obligated to sell or divest its assets in order to obtain requisite antitrust approvals for the merger.

HSR Act and Antitrust.  Under the HSR Act, and the rules promulgated thereunder by the U.S. Federal Trade Commission, or FTC, the merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice and the specified waiting period has either expired or been terminated. Celgene and Pharmion filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on December 3, 2007. The waiting period under the HSR Act expired on January 2, 2008. On December 28, 2007, Celgene, on behalf of both parties, advised a foreign government agency responsible for regulating competition laws, of the proposed merger. The agency cleared the merger on January 25, 2008.

Merger Expenses

All expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except that Celgene will pay for all fees in connection with the HSR Act filings.

Accounting Treatment

The merger will be accounted for by Celgene under the purchase method of accounting. Under the purchase method, the purchase price of Pharmion will be allocated to assets acquired, including identifiable intangible assets, in-process research and development and liabilities assumed from Pharmion with any excess being treated as goodwill. Since property, plant and equipment and identifiable intangible assets are depreciated and amortized over time, and in-process research and development is expensed immediately upon the merger, Celgene will incur accounting charges from the merger. In addition, these assets and any goodwill will be subject to periodic impairment tests and could result in potential write-down charges in future periods.

Form of the Merger

If the holders of Pharmion common stock approve and adopt the merger agreement and approve the merger, and all other conditions to the merger are satisfied or waived, Pharmion will be merged with and into Merger Sub, a newly formed and wholly-owned subsidiary of Celgene, and Merger Sub will survive the merger as a wholly-owned subsidiary of Celgene and will continue its existence as a limited liability company under Delaware law under the name Pharmion LLC. The merger agreement provides, however, that if, as of the date of the consummation of the merger, the value of the shares of Celgene common stock to be issued pursuant to the merger is less than approximately 40% of the value of the aggregate consideration to be issued in the merger and expected to be paid with respect to shares of Pharmion common stock as to which appraisal rights have been exercised under the DGCL, the merger will be restructured as a reverse merger in which Merger Sub will be merged with and into Pharmion and Pharmion will survive the merger as a wholly-owned subsidiary of Celgene and Pharmion and Celgene will be deemed to have waived the closing conditions to the merger that each receive an opinion of legal counsel that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Material United States Federal Income Tax Consequences

The following discussion sets forth the material U.S. federal income tax consequences of the merger to Pharmion stockholders. It is the opinion of Proskauer Rose LLP and Willkie Farr & Gallagher LLP that the statements set forth in this “Material United States Federal Income Tax Consequences” section fairly summarize in all material respects the matters described herein. The foregoing opinions of counsel are based on certain assumptions and are subject to certain limitations and qualifications, including the assumptions that the merger will be consummated as described in this proxy statement/prospectus and the merger agreement and that the factual representations contained in letters to be delivered to counsel by Celgene and Pharmion in connection with the foregoing opinions are true, correct and complete as of the date of the foregoing opinions and will remain true, correct and complete through the effective time of the merger. An opinion of counsel is not binding on the Internal Revenue Service or any court.

The discussion set forth below is intended only as a summary of the material U.S. federal income tax consequences of the merger and does not purport to be a complete analysis of all potential tax consequences of the merger. In particular, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to a holder subject to special treatment under the Code (including, but not limited to, banks, partnerships and other pass-through entities, tax-exempt organizations, insurance companies, broker-dealers, holders subject to the alternative minimum tax, holders that hold shares as part of a straddle, hedging or conversion transaction, or holders whose functional currency is not the U.S. dollar). The following discussion only addresses aspects of U.S. federal income taxation and does not address any aspects of state, local or foreign taxation. This discussion assumes that holders of shares of Pharmion common stock hold such shares as capital assets. This discussion does not apply to holders who acquired their shares of Pharmion common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. This discussion also does not apply to a holder of warrants or options to purchase Pharmion common stock. Holders of warrants or options to purchase Pharmion common stock should consult with a tax advisor concerning the U.S. federal, state, local and foreign tax consequences of the merger. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, which we refer to as the Code, its legislative history, existing regulations under the Code, published rulings and court decisions, as in effect on the date of this document, all of which are subject to change, possibly with retroactive effect, and to differing interpretation.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of shares of Pharmion common stock that is, for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation (or another entity taxable as a corporation) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” is any beneficial owner of shares of Pharmion common stock that is for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

A non-U.S. holder does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes.

If a partnership holds shares of Pharmion common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of Pharmion common stock, you should consult your tax advisor.

The obligations of Pharmion and Celgene to consummate the merger as currently anticipated are conditioned upon the receipt of opinions from their respective counsel that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Occasionally these opinions are referred to as the tax opinions in this document. Each of the tax opinions will be subject to certain customary assumptions, limitations and qualifications, and will be based upon the accuracy of certain factual representations of Celgene and Pharmion including, without limitation, representations in certificates to be delivered to counsel by the respective management of Pharmion and Celgene. No ruling has been or will be obtained from the Internal Revenue Service in connection with the merger. Pharmion stockholders should be aware that the tax opinions do not bind the Internal Revenue Service and that the Internal Revenue Service is therefore not precluded from successfully asserting, contrary to the opinions rendered, that the merger is a taxable transaction.

In the event Celgene’s stock price declines to a point where the stock portion of the consideration to be delivered to Pharmion stockholders pursuant to the merger is less than approximately 40% of the value of the aggregate consideration to be issued in the merger and expected to be paid with respect to shares of Pharmion common stock as to which appraisal rights have been exercised under the DGCL, the tax opinion conditions described above will be waived, the structure of the merger will be changed to a reverse merger and holders of Pharmion common stock will recognize taxable gain or loss on the exchange of their shares in the merger, as more fully explained below under “United States Federal Income Tax Consequences to Pharmion Stockholders if the Transaction is Restructured as a Reverse Merger.”

Except in the event of a sufficient decline in Celgene’s stock price, as described in the preceding paragraph, Pharmion and Celgene expect to be able to obtain the tax opinions from their respective counsel if:

•	the merger occurs in accordance with the merger agreement;

•	Pharmion and Celgene are able to deliver to counsel the representations relevant to the tax treatment of the merger, as specified by the merger agreement; and

•	there is no adverse change in U.S. federal income tax law or the interpretation thereof.

United States Federal Income Tax Consequences to Pharmion Stockholders if the Merger is Consummated as Currently Anticipated

U.S. Holders

A U.S. holder of shares of Pharmion common stock will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value, as of the effective time of the merger, of the Celgene shares received in the merger over that stockholder’s adjusted tax basis in its shares of Pharmion common stock surrendered) and (2) the amount of cash received in the merger. For this purpose, the amount of gain (or disallowed loss) must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. U.S. holders of shares of Pharmion common stock should consult their tax advisors regarding the manner in which cash and shares of Celgene common stock received in the merger should be allocated among different blocks of Pharmion shares surrendered in the merger. Any recognized gain will generally be long-term capital gain if the stockholder’s holding period of the Pharmion shares surrendered is more than one year at the effective time of the merger.

Notwithstanding the above, if the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the stockholder’s ratable share of current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. In general, the determination of whether the gain recognized in the merger will be treated as capital gain or dividend income will depend upon whether and to what extent the exchange in the merger reduces the U.S. holder’s deemed percentage share ownership interest in Celgene. For purposes of this determination, a U.S. holder of shares of Pharmion common stock will be treated as if it first exchanged all of its shares of Pharmion common stock solely for shares of Celgene common stock and then Celgene immediately redeemed a portion of those shares of Celgene common stock in exchange for the cash that the U.S. holder actually received. In determining whether the receipt of cash has the effect of a distribution of a dividend, the Code’s constructive ownership rules must be taken into account. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority stockholder that owns a minimal number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. A U.S. holder of shares of Pharmion common stock that might be subject to these rules should consult his or her own tax advisor.

The aggregate tax basis of any shares of Celgene common stock received in the merger by a U.S. holder of shares of Pharmion common stock will be equal to the aggregate adjusted tax basis of the shares of Pharmion common stock surrendered in the merger, reduced by the amount of any cash received by the stockholder in the merger and increased by the amount of any gain recognized by the stockholder on the exchange (including any portion of the gain that is treated as a dividend as described above). The holding period of any shares of Celgene common stock received in the merger by a U.S. holder of shares of Pharmion common stock will include the holding period of the shares of Pharmion common stock surrendered in the merger. If a U.S. holder has different bases or holding periods in respect of its shares of Pharmion common stock, the holder should consult its tax advisor prior to the merger with regard to identifying the bases or holding periods of the particular shares of Celgene common stock received in the merger.

Capital gain of a non-corporate U.S. holder of shares of Pharmion common stock will generally be subject to a maximum U.S. federal income tax rate of 15% if the shares of Pharmion common stock were held for more than one year on the effective date of the merger.

Non-U.S. Holders

A non-U.S. holder will not be subject to U.S. federal income tax on gain or loss recognized with respect to consideration received in the merger unless (i) the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty as a condition for U.S. taxation, the gain is attributable to a “permanent establishment” maintained in the United States, or (ii) the non-U.S. holder is an individual present in the United States for at least 183 days in the taxable year of the merger and certain other conditions are met. In either of those cases, the non-U.S. holder will be taxed in the same manner as a U.S. holder with respect to the recognition of gain or loss, as described above. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if that corporate non-U.S. holder is eligible for the benefits of an income tax treaty providing for a lower rate, with respect to gain that is “effectively connected” with its conduct of a trade or business in the United States.

United States Federal Income Tax Consequences to Pharmion Stockholders if the Transaction is Restructured as a Reverse Merger

U.S. Holders

If Celgene’s stock price declines to a point where the stock portion of the consideration to be delivered to Pharmion stockholders in the merger is less than approximately 40% of the value of the aggregate consideration to be issued in the merger and expected to be paid with respect to shares of Pharmion common stock as to which appraisal rights have been exercised under the DGCL, (i) the transaction will not qualify as a reorganization within the meaning of Section 368(a) of the Code, (ii) the transaction will be restructured as a reverse merger in which Merger Sub will be merged with and into Pharmion and Pharmion will survive the merger as a wholly-owned subsidiary of Celgene and (iii) Pharmion and Celgene will be deemed to have waived the closing conditions to the merger that each receive an opinion of legal counsel that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In that case, a holder of shares of Pharmion common stock who receives cash and shares of Celgene common stock in the merger generally will recognize gain or loss equal to the difference, if any, between (i) the sum of the fair market value of the shares of Celgene common stock and the amount of cash received and (ii) the holder’s tax basis in its shares of Pharmion common stock. Gain or loss will be determined separately for each block of shares of Pharmion stock surrendered in the exchange. Any gain or loss recognized by a holder of shares of Pharmion common stock generally will be long-term capital gain or loss if the holder’s holding period of the shares of Pharmion common stock is more than one year. Capital gain of a non-corporate U.S. holder of Pharmion common stock will generally be subject to a maximum U.S. federal income tax rate of 15% if the shares of Pharmion common stock were held for more than one year on the effective date of the merger. The deduction of any capital loss is subject to limitations.

Non-U.S. Holders

A non-U.S. holder will not be subject to U.S. federal income tax on gain or loss recognized with respect to consideration received in the reverse merger unless (i) the gain or loss is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty as a condition for U.S. taxation, the gain or loss is attributable to a “permanent establishment” maintained in the United States, or (ii) the non-U.S. holder is an individual present in the United States for at least 183 days in the taxable year of the merger and certain other conditions are met. In either of those cases, the non-U.S. holder will be taxed in the same manner as a U.S. holder in the reverse merger with respect to the recognition of gain or loss, as described above. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if that corporate non-U.S. holder is eligible for the benefits of an income tax treaty providing for a lower rate, with respect to gain that is “effectively connected” with its conduct of a trade or business in the United States.

Backup Withholding

In general, proceeds from the disposition of shares of Pharmion common stock in the merger and certain other payments as described above will be subject to backup withholding for a non-corporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service regarding a failure to report all interest or dividends required to be shown on its federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Persons that are not United States persons may be required to establish their exemption from backup withholding by certifying their status on an appropriate Internal Revenue Service Form W-8 (but these persons may be subject to the U.S. federal tax withholding imposed on non-U.S. persons).

Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability or refundable to the extent that it exceeds this liability, provided that the required information is furnished to the Internal Revenue Service.

Appraisal Rights

In connection with the merger, record holders of Pharmion common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is consummated. Under Section 262 of the General Corporation Law of the State of Delaware, or DGCL, as a result of the consummation of the merger, holders of shares of Pharmion common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash by complying with the provisions of Section 262. Pharmion is required to send a notice to that effect to each of its stockholders not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice to you.

The following is a brief summary of Section 262 of the DGCL, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached hereto as Annex B.

Pharmion stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions.

A stockholder who desires to exercise appraisal rights must (a) not vote in favor of the merger and (b) deliver a written demand for appraisal of his or her shares to the Corporate Secretary of Pharmion before the vote on the merger at the special meeting.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the certificates representing shares, or if the shares are held as direct registration shares, as such stockholder’s name appears on the books and records of the transfer agent. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, he is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In such case the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of such record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the merger agreement. A holder of shares held in “street name” who desires appraisal rights with respect to such shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of such shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any holder of shares desiring appraisal rights with respect to such shares who holds his or her shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder thereof. The stockholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Pharmion of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

A Pharmion stockholder of record who elects to demand appraisal of his or her shares must mail or deliver his or her written demand to: Pharmion Corporation, 2525 28th Street, Suite 200, Boulder, Colorado 80301, Attention: Corporate Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is thereby demanding appraisal of his or her shares, and such written demand must be received by Pharmion prior to the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262.

In addition, the stockholder must not vote its shares of common stock in favor of the merger agreement. Because a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

Within 120 days after the effective time of the merger, either the surviving company in the merger or any stockholder who has timely and properly demanded appraisal of his or her shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. Notwithstanding the foregoing paragraphs, a person who is the beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file such a petition if an appraisal has been timely and properly demanded. If a petition for an appraisal is timely filed, at a hearing on such petition the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights. After such determination, the appraisal proceeding will be conducted and through such proceeding the Delaware Court of Chancery shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period.

Pharmion stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the merger consideration payable in a merger are not opinions as to fair value under Section 262.

The cost of the appraisal proceeding (which does not include attorneys’ fees or the fees or expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Except as explained in the last sentence of this paragraph, at any time within 60 days after the effective time of the merger, any stockholder who has demanded appraisal will have the right to withdraw his or her demand for appraisal and to accept the cash and shares of Celgene common stock to which such stockholder is entitled pursuant to the merger. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the surviving company in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders’ rights to appraisal will cease and all stockholders will be entitled only to receive the cash and shares of Celgene common stock as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

THE MERGER AGREEMENT

The following is a summary of selected material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this proxy statement/prospectus as Annex A. We urge you to read the merger agreement in its entirety.

Form of the Merger

If the holders of Pharmion common stock approve and adopt the merger agreement and approve the merger, and all other conditions to the merger are satisfied or waived, Pharmion will be merged with and into Merger Sub, a newly formed and wholly-owned subsidiary of Celgene, and Merger Sub will survive the merger as a wholly-owned subsidiary of Celgene and will continue its existence as a limited liability company under Delaware law under the name Pharmion LLC. The merger agreement provides, however, that if, as of the date of the consummation of the merger, the value of the shares of Celgene common stock to be issued pursuant to the merger is less than approximately 40% of the value of the aggregate consideration to be issued in the merger and expected to be paid with respect to shares of Pharmion common stock as to which appraisal rights have been exercised under the DGCL, the merger will be restructured as a reverse merger in which Merger Sub will be merged with and into Pharmion and Pharmion will survive the merger as a wholly-owned subsidiary of Celgene and Pharmion and Celgene will be deemed to have waived the closing conditions to the merger that each receive an opinion of legal counsel that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Merger Consideration

The merger agreement provides that each share of common stock outstanding immediately prior to the effective time of the merger (other than shares owned by Celgene or Merger Sub or shares for which appraisal rights have been perfected) will be converted, subject to adjustment as described below, into the right to receive:

•	$25.00 in cash; and

•	the number of fully paid and nonassessable shares of Celgene common stock equal to the quotient, which we refer to as the exchange ratio, determined by dividing $47.00 by the volume weighted average price per share of Celgene common stock (rounded to the nearest cent) on The Nasdaq Global Select Market for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the merger, which we refer to as the measurement price; provided, however, that if the measurement price is less than $56.15, the exchange ratio will be 0.8370 and if the measurement price is greater than $72.93, the exchange ratio will be 0.6445.

Shares Held by Pharmion; Reclassification of Celgene and Pharmion Common Stock.  Shares of Pharmion common stock held by Pharmion in treasury will be canceled in the merger.

If between the date of the merger agreement and the effective time of the merger, the outstanding shares of the common stock of either Celgene or Pharmion should split, combine or otherwise reclassify or are otherwise changed into any other securities, or a stock dividend or other stock distribution is made, the merger agreement provides that the merger consideration will be correspondingly adjusted, to the extent appropriate, to provide the holders of Pharmion common stock, Pharmion options and other awards under Pharmion’s stock equity plans, the same economic effect as contemplated by the merger agreement prior to such event.

Fractional Shares of Celgene Common Stock.  Celgene will not issue fractional shares of Celgene common stock in the merger. Instead, in lieu of fractional shares, each holder of Pharmion common stock who would otherwise be entitled to a fraction of a share of Celgene common stock will receive an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the measurement price.

Closing

Unless the parties terminate the merger agreement pursuant to its terms or the parties agree otherwise, the closing of the merger will occur on the second business day after the satisfaction or waiver of all closing conditions, other than conditions that, by their nature, cannot be satisfied until the closing date.

Effective Time

The merger will become effective on the date and time of the filing of the certificate of merger with the Secretary of State of Delaware or such later time as is specified in the certificate of merger.

Treatment of Stock Options and Other Stock-Based Awards

Pharmion Options.  Each unvested option to purchase shares of Pharmion common stock outstanding immediately prior to the effective time of the merger, which we refer to as unvested Pharmion options, will be converted, at the effective time of the merger, into an option to acquire such number of shares of Celgene common stock equal to the product (rounded down to the nearest number of whole shares) of (i) the number of shares of Pharmion common stock subject to such option immediately prior to the effective time of the merger and (ii) the fraction, which we refer to as the option exchange ratio, having the numerator equal to the per share consideration to be received by the stockholders of Pharmion described above (valuing the stock portion of the merger consideration at the measurement price thereof) and having the denominator equal to the measurement price, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such option immediately prior to the effective time of the merger divided by (B) the option exchange ratio. Outstanding unvested options to purchase shares of Pharmion common stock that were granted to directors pursuant to Pharmion’s equity compensation plans will vest immediately prior to the consummation of the merger.

Each vested option to purchase shares of Pharmion common stock outstanding immediately prior to the effective time of the merger, which we refer to as vested Pharmion options, will, by virtue of the merger and without any action on the part of the holders thereof, be canceled at the effective time of the merger and will only entitle the holder of such option to receive, as soon as reasonably practicable after the effective time of the merger, from Celgene, the consideration (subject to all applicable income and employment withholding taxes) such holder would have received if such holder had effected a cashless exercise of such vested Pharmion option immediately prior to the effective time of the merger and the shares of Pharmion common stock issued upon such cashless exercise were converted in the merger into the consideration to be received by the stockholders of Pharmion in the merger described above. Such cashless exercise shall be deemed to have been effected by distributing to the holder of each vested option to purchase shares of Pharmion common stock a number of shares of Pharmion common stock equal to the number of shares of Pharmion common stock subject to each such vested option, less the number of shares of Pharmion common stock equal in value to the sum of the aggregate exercise price of each such vested option plus the aggregate income and employment withholding taxes payable as a result of the deemed exercise of each such vested option (measured based on the extent to which the aggregate fair market value of the total number of shares of Pharmion common stock issuable under each vested option immediately prior to the effective time of the merger exceeds the aggregate exercise price of each such vested option). The net number of shares of Pharmion common stock deemed issued in connection with the deemed cashless exercise of each such vested option shall be converted on the effective time into the consideration to be received by the stockholders of Pharmion in the merger described above.

Restricted Stock Units.  Restricted stock units held under Pharmion’s equity compensation plans will become fully vested at the effective time of the merger, subject to applicable income and employment withholding taxes, and will be canceled as of the effective time of the merger and converted into the right to receive the per share merger consideration as described above.

Employee Stock Purchase Plan.  The merger agreement provides that, with respect to Pharmion’s 2006 Employee Stock Purchase Plan, or ESPP, Pharmion will take all actions necessary to (i) prevent each individual participating in the current offering period in progress as of the date of the merger agreement from (A) increasing the amount of his or her rate of payroll contributions under the ESPP from the rate in effect when such current offering period commenced and (B) making separate non-payroll contributions to the ESPP on or following the date of the merger agreement; (ii) prevent any individual who is not participating in the ESPP as of the date of the merger agreement from commencing participation in the ESPP following the date of the merger agreement; (iii) cause the current offering period in progress as of the date of the merger agreement to terminate at the earlier to occur of January 31, 2008 and the date five days prior to the effective time of the merger; (iv) cause each participant’s accumulated contributions under the ESPP to be used to purchase shares of Pharmion common stock in accordance with the terms of the ESPP at the end of the current offering period in progress as of the date of the merger agreement; and (v) terminate the ESPP immediately following the end of the current offering period in progress as of the date of the merger agreement. All shares of Pharmion common stock purchased under the ESPP during the current offering period will be canceled at the effective time of the merger and converted into the right to receive the merger consideration in accordance with the terms and conditions of the merger agreement.

Representations and Warranties

The merger agreement contains representations and warranties of Pharmion, Celgene, and Merger Sub made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between Pharmion, Celgene and Merger Sub and may be subject to important qualifications and limitations agreed to by Pharmion, Celgene and Merger Sub in connection with negotiating its terms. Accordingly, you should not rely on the representations and warranties as accurate or complete or characterizations of the actual state of facts as of any specified date since they are modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among Pharmion, Celgene and Merger Sub rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of merger agreement. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information.

The merger agreement contains representations and warranties by Pharmion relating to a number of matters, including the following:

•	organization, valid existence, good standing and qualification to do business of Pharmion and its subsidiaries;

•	the corporate authorization and validity of the merger agreement;

•	the approval by the board of directors of Pharmion of the merger agreement and the transactions contemplated thereby;

•	the absence of any conflict with Pharmion’s certificate of incorporation or by-laws, with applicable laws or any agreement to which Pharmion or any of its subsidiaries is a party, and, subject to certain exceptions set forth in the merger agreement, the absence of governmental filings and approvals necessary to complete the merger;

•	the execution and performance of the merger agreement not resulting in any breaches of any provision of law, or requiring any material authorization, consent, approval, exemption or other action by or notice to any court or governmental entity, or requiring any consent under material contracts of Pharmion, or resulting in any breach of or a default under any material contract, or resulting in or giving to others any rights or privileges of acceleration, amendment, cancellation, modification, revocation, suspension or termination of any contracts or obligations thereunder, or creating any obligation on behalf of Pharmion or any of its subsidiaries or resulting in the amendment, creation, imposition or modification of any lien upon any of the properties or assets of Pharmion or any of its subsidiaries;

•	Pharmion’s capitalization;

•	documents filed by Pharmion with the SEC and the accuracy of information contained in such documents, the conformity with generally accepted accounting principles of Pharmion’s financial statements and the absence of undisclosed liabilities;

•	the absence of certain material adverse changes or events in Pharmion’s business or condition;

•	ownership of property and validity of leases;

•	tax matters and the payment of taxes;

•	material contracts;

•	ownership and validity of intellectual property rights;

•	the absence of material pending or threatened litigation;

•	employee benefit plans;

•	insurance;

•	ownership and validity of licenses and permits;

•	the compliance of the business of Pharmion and its subsidiaries with all applicable laws, regulations, orders and other requirements of all governmental entities;

•	truth and correctness of filings made by Pharmion and its subsidiaries for regulatory approval or registration of candidates, compounds or products of Pharmion or any of its subsidiaries;

•	maintenance of product registration files and dossiers in accordance with applicable laws;

•	various environmental matters, including compliance with environmental laws;

•	the absence of affiliate transactions;

•	labor relations;

•	broker’s and finder’s fees related to the merger;

•	opinion of Pharmion’s financial advisor;

•	the required vote by the stockholders of Pharmion to complete the merger; and

•	no violation of state takeover statutes.

The merger agreement also contains representations and warranties by Celgene and Merger Sub relating to a number of matters, including:

•	the organization, valid existence, good standing and qualification to do business of Celgene, its subsidiaries and Merger Sub;

•	the corporate authorization and validity of the merger agreement;

•	the approval by Celgene’s and Merger Sub’s board of directors of the merger agreement and the transactions contemplated thereby;

•	the absence of any conflict with Celgene’s or Merger Sub’s certificate of incorporation or by-laws, with applicable laws or any agreement to which Celgene or any of its subsidiaries is a party, and, subject to certain exceptions set forth in the merger agreement, the absence of governmental filings and approvals necessary to complete the merger;

•	the execution and performance of the merger agreement not resulting in any breaches of any provision of law, or requiring any material authorization, consent, approval, exemption or other action by or notice to any court or governmental entity, or requiring any consent under material contracts of Celgene, or resulting in any breach of or a default under any material contract, or resulting in or giving to others any rights or privileges of acceleration, amendment, cancellation, modification, revocation, suspension or termination of any contracts or obligations thereunder, or creating any obligation on behalf of Celgene or any of its subsidiaries or resulting in the amendment, creation, imposition or modification of any lien upon any of the properties or assets of Celgene or any of its subsidiaries;

•	Celgene’s capitalization;

•	documents filed by Celgene with the SEC and the accuracy of information contained in such documents and the conformity with generally accepted accounting principles of Celgene’s financial statements;

•	the absence of certain material adverse changes or events in Celgene’s business or condition;

•	ownership of property and validity of leases;

•	tax matters and the payment of taxes;

•	material contracts;

•	ownership and validity of intellectual property rights;

•	the absence of material pending or threatened litigation;

•	Celgene’s and Merger Sub’s compliance with all foreign, federal, state and local laws, and possession of all material permits and regulatory approvals necessary to conduct its business;

•	various environmental matters, including compliance with environmental laws;

•	the absence of affiliate transactions;

•	employee benefit plans;

•	broker’s and finder’s fees related to the merger;

•	Celgene’s sufficiency of funds; and

•	the operations of Merger Sub.

Certain of Pharmion’s representations and warranties are qualified as to materiality or “material adverse effect,” which means, with respect to Pharmion, any event, change, development, effect or occurrence that, either individually or in the aggregate with all other events, changes, developments, effects or occurrences, would have, or could reasonably be expected to have, a material adverse effect on the properties, assets, intellectual property rights, liabilities, business, results of operations or financial condition of Pharmion and its subsidiaries, taken as a whole. However, a Pharmion material adverse effect does not include the effect of any event, change, development, effect or occurrence resulting from or arising out of (i) changes in the financial markets generally in the United States or that are the result of acts of war or terrorism, (ii) general national or international economic, financial or business conditions affecting generally the pharmaceutical industry that do not relate to or arise from any pending, threatened or ongoing litigation and which do not have a disproportionate effect on Pharmion and its subsidiaries, (iii) the execution, announcement and performance of the merger agreement, (iv) the withdrawal by Pharmion or any of its subsidiaries of, or any adverse determination of the FDA or the EMEA or any other foreign governmental entity within any European Union member state with respect to any application for approval to market any pharmaceutical product, (v) any decline in trading price or trading volume of Pharmion common stock, (vi) any failure by Pharmion to meet internal projections or forecasts or third-party revenue or earnings predictions, or (vii) changes in GAAP or law which do not have a disproportionate effect on Pharmion or its subsidiaries; provided, however, that any event, change, development, effect or occurrence giving rise to such withdrawal or adverse determination in clause (iv), to the extent constituting a breach of Pharmion’s representations and warranties, may be considered in determining whether Pharmion is able to bring down its representations and warranties at the closing of the merger; provided further that any event, change, development, effect or occurrence giving rise to such a decline in trading price or trading volume in clause (v) or the failure to meet internal projections or forecast or third party predictions as described in clause (vi) may be the cause of a material adverse effect with respect to Pharmion. In addition, a material adverse effect means, with respect to Pharmion, any event, change, development, effect or occurrence that would have a material adverse effect on the ability of Pharmion to consummate the merger or perform its obligations under the merger agreement.

Certain of Celgene’s representations and warranties are qualified as to materiality or “material adverse effect,” which means, with respect to Celgene, any event, change, development, effect or occurrence that, either individually or in the aggregate with all other events, changes, developments, effects or occurrences, would have, or could reasonably be expected to have, a material adverse effect on the properties, assets, intellectual property rights, liabilities, business, results of operations or financial condition of Celgene and its subsidiaries, taken as a whole. However, a Celgene material adverse effect does not include the effect of any event, change, development, effect or occurrence resulting from or arising out of (i) changes in the financial markets generally in the United States or that are the result of acts of war or terrorism, (ii) general national or international economic, financial or business conditions affecting generally the pharmaceutical industry that do not relate to or arise from any pending, threatened or ongoing litigation and which do not have a disproportionate effect on Celgene and its subsidiaries, (iii) the execution, announcement and performance of the merger agreement or any actions taken, delayed or omitted to be taken by Celgene at the written request of Pharmion, (iv) the withdrawal by Celgene or any of its subsidiaries of, or any adverse determination of the FDA or the EMEA or any other foreign governmental entity within any European Union member state with respect to any application for approval to market any pharmaceutical product, (v) any decline in trading price of Celgene common stock, (vi) any failure by Celgene to meet internal projections or forecasts or third-party revenue or earnings predictions, or (vii) changes in GAAP or law which do not have a disproportionate effect on Celgene or its subsidiaries; provided, however, that any event, change, development, effect or occurrence giving rise to such withdrawal or adverse determination in clause (iv), to the extent constituting a breach of Celgene’s representations and warranties, may be considered in determining whether Celgene is able to bring down its representations and warranties at the closing of the merger; provided further that any event, change, development, effect or occurrence giving rise to such a decline in trading price or trading volume in clause (v) or the failure to meet internal projections or forecast or third party predictions as described in clause (vi) may be the cause of a material adverse effect with respect to Celgene. In addition, a material adverse effect means, with respect to Celgene, any event, change, development, effect or occurrence that would have a material adverse effect on the ability of Celgene to consummate the merger or perform its obligations under the merger agreement.

Covenants and Agreements

Conduct of Pharmion’s Business Pending Merger.  Pharmion has agreed that, until the earlier of the termination of the merger agreement and the effective time of the merger, except as contemplated by the merger agreement or required by law, Pharmion and its subsidiaries will:

•	conduct their business in all material respects only in the ordinary course of business, consistent with past practice; and

•	to the extent consistent with the above, use their reasonable best efforts to (i) preserve their business organization intact, preserve material contracts in force and maintain existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, officers, employees, business associates and consultants, (ii) maintain and keep material properties and assets in good repair and condition, (iii) maintain in effect all material governmental permits pursuant to which Pharmion or its subsidiaries currently operate, and (iv) maintain and enforce Pharmion’s intellectual property rights.

Additionally, subject to certain exceptions, neither Pharmion nor any of its subsidiaries will (except as specifically contemplated by the terms of the merger agreement), between the date of the merger agreement and the earlier of the termination of the merger agreement in accordance with its terms and the effective time of the merger, do any of the following without the prior written consent of Celgene:

•	(i) issue, sell, purchase or redeem any additional shares of capital stock (except as contemplated in the merger agreement), (ii) effect any recapitalization, reclassification, stock dividend, stock split or like change in its capitalization, (iii) declare, set aside or pay any dividends on, or make any other distributions in respect of its capital stock other than dividends and distributions by a direct or indirect wholly-owned subsidiary to its parent, (iv) make any acquisition of, or investment in, assets or stock in any transaction or any series of related transactions for an aggregate purchase price or prices in excess of $1,000,000, or (v) enter into an agreement with respect to the voting of the capital stock of Pharmion;

•	amend or otherwise change Pharmion’s or any of its subsidiaries’ certificates of incorporation or by-laws;

•	incur any indebtedness for borrowed money (other than letters of credit in the ordinary course of business not to exceed $3,000,000 in the aggregate or intercompany indebtedness) or sell, lease, sublease, license or permit to be subject to any lien (other than existing liens and liens permitted under the merger agreement) or otherwise dispose of any of its material properties or assets (other than the sale of inventory in the ordinary course of business consistent with past practice);

•	enter into any new line of business or make or agree to make any new capital expenditure or expenditures in excess of $4,000,000 in the aggregate and, except in the ordinary course of business and consistent with past practice, modify, amend or terminate any material contract or waive, release or assign any material rights or claims thereunder or dispose of, grant, obtain, or permit to lapse any material intellectual property rights or dispose of or disclose any material trade secret;

•	discharge, settle, compromise, assign or satisfy any claim (i) outside of the ordinary course of business consistent with past practice, (ii) relating to or arising from any securities class action claims or related derivative claims or (iii) relating to or arising from any drug pricing claims;

•	grant or announce any stock option, equity or incentive award or increase salaries or other compensation or benefits payable to any employee, officer, director, stockholders or service provider of Pharmion except in the ordinary course of business and consistent with past practice or as otherwise contemplated by the merger agreement;

•	hire any new employees, except in the ordinary course of business consistent with past practices;

•	pay or agree to pay to any employee, officer, director, stockholder or service provider of Pharmion any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing employee benefit or equity plan or other agreement in effect on the date of the merger agreement that has been disclosed or made available to Celgene, except as required by law or pursuant to the merger agreement;

•	except as required by any agreement in effect on the date of the merger agreement that has been disclosed or made available to Celgene, or except as required by law, or except as may be required to comply with Section 409A of the Code, enter into or amend any contract of employment or any consulting, bonus, severance, retention, retirement or similar agreement, except for agreements for newly hired employees in the ordinary course of business consistent with past practice;

•	except as required by the merger agreement, enter into or adopt any new employee benefit or equity plan, or increase benefits under or renew, amend, or terminate any existing employee benefit or equity plan, benefit arrangement or collective bargaining agreement;

•	make any commitments to employees regarding the compensation, benefits or other treatment that they will receive in connection with, or subsequent to the consummation of the merger;

•	make any material change in accounting methods, principles or practices except as required by GAAP and as concurred with by Pharmion’s independent auditors;

•	enter into any contract that limits or restricts Pharmion, its subsidiaries, affiliates or successors or that could, after the consummation of the merger, limit or restrict Celgene or any of its affiliates and their successors from engaging or competing in any line of business or product line or in any geographic area;

•	not make, revoke or amend any material tax election, extend or waive the application of any statute of limitation regarding the assessment or collection of any material tax, settle or compromise any material tax liability or refund, enter into any agreement relating to material taxes or file any material amended tax return;

•	take any action to render inapplicable, or to exempt any third party from, any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote any securities of Pharmion or its subsidiaries;

•	take any action that is intended or could reasonably be expected to result in any of the conditions to the consummation of the merger not being satisfied; or

•	commit to do any of the foregoing.

Nothing contained in the merger agreement gives Celgene or Merger Sub, directly or indirectly, any right to control or direct the operations of Pharmion or its subsidiaries prior to the effective time of the merger.

Conduct of Celgene’s Business Pending Merger.  Celgene has agreed that, until the earlier of the termination of the merger agreement and the effective time of the merger and except as contemplated by the merger agreement or required by law, Celgene and its subsidiaries will:

•	conduct their business in all material respects only in the ordinary course; and

•	use their reasonable best efforts, consistent with past practice to (i) preserve their business organization intact, preserve material contracts in force and maintain existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, officers, employees, business associates and consultants, (ii) maintain and keep material properties and assets in good repair and condition, (iii) maintain in effect all material governmental permits pursuant to which Celgene or its subsidiaries currently operate, and (iv) maintain and enforce Celgene’s intellectual property rights.

Additionally, neither Celgene nor any of its subsidiaries will, between the date of the merger agreement and the earlier of the termination of the merger agreement in accordance with its terms and the effective time of the merger, do any of the following without the prior written consent of Pharmion:

•	amend its or any of its subsidiaries’ organizational documents;

•	split, combine or reclassify its outstanding shares of capital stock without adjusting the merger consideration; or

•	declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock (other than dividends from its direct or indirect wholly-owned subsidiaries to it or a wholly-owned subsidiary), or adopt a plan of complete or partial liquidation or dissolution.

Proxy Statement and Registration Statement.  The merger agreement requires Pharmion to prepare and file a proxy statement with the SEC, and requires Celgene to prepare and file with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus forms a part, and a resale registration statement on Form S-3, covering the resale of the shares of Celgene common stock held by those stockholders of Pharmion who may be deemed to be “affiliates” for purposes of the resale provisions of Rule 145 under the Securities Act at the time of the special meeting.

Meeting of Pharmion Stockholders; Board Recommendation.  Under the merger agreement, the board of directors of Pharmion is required to recommend that its stockholders vote in favor of approval and adoption of the merger agreement and approval of the merger. In the case of a superior proposal prior to the approval of the merger by Pharmion stockholders, the board of directors of Pharmion can modify or withdraw its recommendation or recommend a superior third-party acquisition proposal if it determines in good faith, after consultation with outside legal counsel, that the failure to change its recommendation would be reasonably likely to violate its fiduciary obligations under applicable law. Pharmion may also disclose any material fact to its stockholders if the board or directors of Pharmion determines in good faith, after consultation with outside legal counsel, that the failure to disclose such facts to Pharmion stockholders (including the fact that an acquisition proposal has been submitted to Pharmion), would be reasonably likely to violate its fiduciary duties under applicable law. If the board of directors of Pharmion withdraws or modifies its recommendation or approves or recommends a superior proposal, Celgene is entitled to terminate the merger agreement and require Pharmion to pay a termination fee of $70 million. Regardless of any withdrawal or modification by the board of directors of Pharmion of its recommendation of the merger, unless the merger agreement is terminated in accordance with its terms, Pharmion is required under the terms of the merger agreement to call and hold its special meeting of stockholders to consider approval and adoption of the merger agreement and approval of the merger.

Access to Information.  Subject to applicable laws relating to the exchange of information and existing confidentiality obligations, Pharmion has agreed to, and to cause its subsidiaries to, afford Celgene and its representatives, during normal business hours and upon reasonable advance notice during the period prior to the effective time of the merger, reasonable access to all of Pharmion’s and Pharmion’s subsidiaries’ offices, employees, customers, suppliers, properties, books and records (so long as such access does not unreasonably interfere with the operation of Pharmion and its subsidiaries).

No Solicitation.  The merger agreement precludes Pharmion (whether directly or indirectly through subsidiaries, affiliates and representatives) from:

•	soliciting, initiating, knowingly encouraging or taking any other action to facilitate the submission of acquisition proposals; or

•	participating in or knowingly encouraging any discussion or negotiations regarding, or furnishing to any person any information with respect to, or knowingly facilitating or taking any other action with respect to any inquiry or proposal that constitutes or could reasonably be expected to lead to an alternative transaction or acquisition proposal.

An “acquisition proposal” means any offer or proposal relating to a merger, consolidation, business combination, share exchange, tender offer, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Pharmion, or any direct or indirect purchase or other acquisition by a person, together with its affiliates, of, or a series of transactions to purchase or acquire, 30% or more of the consolidated assets or revenues of Pharmion and its subsidiaries or 30% or more of any class of equity securities of Pharmion or any of its subsidiaries or any resulting parent company of Pharmion, other than the merger contemplated by the merger agreement.

The merger agreement provides that these restrictions do not prohibit Pharmion from furnishing information to, and entering into discussions or negotiations with, any person that makes an acquisition proposal that is unsolicited (that does not result from a breach of Pharmion’s obligations under the merger agreement with respect to third-party acquisition proposals) if (i) Pharmion enters into a confidentiality agreement with such person that is no less favorable to Pharmion than the provisions of the confidentiality agreement between Pharmion and Celgene, (ii) all information provided to such person is also provided to Celgene and (iii) the board of directors of Pharmion determines in good faith (after consultation with Pharmion’s financial advisor and outside legal counsel) that such acquisition proposal constitutes a superior proposal or is reasonably likely to result in a superior proposal and (after consultation with Pharmion’s outside legal counsel) that the failure to take such action would be reasonably likely to violate its fiduciary duties under applicable law.

Pharmion is required to provide prompt written notice (by the following day) to Celgene of (i) the receipt of any acquisition proposal or any modification or amendment to an acquisition proposal, (ii) the identity of the person making such acquisition proposal and the material terms and conditions of the acquisition proposal (including a copy of the acquisition proposal), and, (iii) if the acquisition proposal is determined to constitute a superior proposal, written notice thereof. Pharmion is obligated to keep Celgene reasonably informed on as prompt a basis as is reasonably practicable of the status of any acquisition proposal. The board of directors of Pharmion must, if requested by Celgene, for a period of not less than three business days, negotiate in good faith with Celgene to make adjustments to the terms and conditions of the merger agreement so that the board of directors of Pharmion would not be required to change their recommendation in favor of the merger agreement and the merger.

A “superior proposal” means a bona fide written proposal made by a third party relating to a merger, consolidation, business combination, share exchange, tender offer, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Pharmion, or any direct or indirect purchase or other acquisition by a person, together with its affiliates, of, or a series of transactions to purchase or acquire, 100% or more of the consolidated assets or revenues of Pharmion and its subsidiaries or 100% or more of any class of equity securities of Pharmion or any of its subsidiaries or any resulting parent company of Pharmion that the board of directors of Pharmion determines in its good faith business judgment (after consultation with Pharmion’s financial advisor and outside legal counsel) to be (i) more favorable to Pharmion stockholders than the merger contemplated by the merger agreement and relevant legal, financial and regulatory aspects of the proposal, the identity of the third party making such proposal and the conditions for completion of such proposal, (ii) reasonably capable of being consummated, taking into account all financial, legal, regulatory and other aspects of such proposal and (iii) not conditioned upon the ability to obtain financing.

Under certain circumstances, Pharmion may terminate the merger agreement to enter into an agreement with a third party with respect to a superior proposal. See “— Termination.” If the merger agreement is terminated in that circumstance, Pharmion will be required to pay Celgene a termination fee concurrently with such termination. See “— Effect of Termination.”

Reasonable Best Efforts; Consents, Waivers, Authorizations and Approvals.  Pharmion, Celgene and Merger Sub are required to use their reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the merger agreement, including obtaining all necessary consents, waivers, approvals, authorizations, permits or orders from all third parties, including governmental entities. In no event, however, will Celgene be obligated to sell, transfer or otherwise divest any of its or any of its subsidiaries’ assets, properties or businesses or enter into any agreements providing for any such sale, transfer or other divestiture or restricting or limiting in any way Pharmion or its subsidiaries or affiliates from engaging in any business anywhere in the world. Additionally, each party to the merger agreement will refrain from taking any action that would reasonably be likely to result in a failure of any of the conditions to the merger in the merger agreement being satisfied or restrict or materially delay such party’s ability to consummate the merger and other transactions contemplated by the merger agreement. Pharmion is obligated to sell or divest its assets as necessary to obtain any necessary consents, waivers, approvals, authorizations, permits or orders from all third parties, including governmental entities, if so requested by Celgene, provided that such action is conditioned upon consummation of the merger.

HSR Act and Regulatory Matters.  Under the terms of the merger agreement, Celgene will determine whether any regulatory approvals are required in connection with the merger, and the parties will cooperate to seek and obtain any such regulatory approvals. The merger agreement provides that the parties will make only such antitrust filings as specified in the merger agreement unless the parties agree that other filings are necessary or Celgene determines in good faith, after consultation with legal counsel, that other filings are required by law. Pharmion, Celgene and Merger Sub must cooperate with each other in seeking and obtaining any actions, consents, approvals or waivers reasonably required to be obtained from any party in connection with the consummation of the transactions contemplated by the merger agreement. In addition, the parties will use reasonable best efforts to take all steps necessary to prevent or remove any actual or threatened injunction, order or other determination that would prevent or delay consummation of the merger. As noted above, Pharmion may be obligated to sell or divest its assets as necessary to obtain any requisite antitrust approvals, if so requested by Celgene, provided that such action is conditioned upon consummation of the merger. Celgene is not obligated to sell or divest any of its assets in order to obtain the requisite antitrust approvals.

Certain Notice.  Pharmion and Celgene are required, from the date of the merger agreement until the earlier to occur of the consummation of the merger and the termination of the merger agreement, to promptly notify each other of the occurrence or non-occurrence of any event that would be likely to cause any condition to the obligations of the other party to effect the merger and other transactions contemplated by the merger agreement not to be satisfied or the failure of either party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the merger agreement.

Public Announcements.  Pharmion and Celgene will consult with and obtain the approval of the other party before issuing any press release or other public announcement with respect to the merger or the merger agreement and will not issue any such press release prior to such consultation and approval.

Indemnification of Directors and Officers.  After the consummation of the merger, Celgene and Merger Sub will indemnify and hold harmless, to the fullest extent permitted under applicable law, the present and former directors and officers of Pharmion and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or prior to the consummation of the merger. For six years from the consummation of the merger, Celgene will or will cause Merger Sub to maintain in effect for the benefit of such former officers and directors of Pharmion and its subsidiaries an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for Pharmion that provides coverage for acts or omissions occurring on or prior to the date of the consummation of the merger covering each such person covered by the officers’ and directors’ liability insurance policy of Pharmion on terms with respect to coverage and in amounts no less favorable than those of Pharmion’s directors’ and officers’ insurance policy in effect on the date of the merger agreement. Additionally, Celgene will cause to be maintained in Merger Sub’s (or any successor’s) certificate of formation and operating agreement provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable to the intended beneficiaries as those contained in Pharmion’s certificate of incorporation or by-laws as in effect on the date of the merger agreement.

Employee Matters.  Under the merger agreement, Celgene and Pharmion agreed to the following covenants related to the provision of employee benefits following the merger:

•	Following the effective time of the merger and ending on December 31 of the calendar year immediately following the calendar year in which the consummation of the merger occurs, Celgene will cause the surviving company to provide to Pharmion’s employees who continue to be employed by Celgene or an affiliate of Celgene, compensation and employee benefits (other than equity compensation) that are comparable in the aggregate to the greater of (i) those provided by Celgene and its subsidiaries to similarly situated employees and (ii) those provided to the Pharmion employees prior to the effective time of the merger.

•	Each Pharmion employee will be given credit for all service with Pharmion and its subsidiaries and their respective predecessors under any employee benefit plan in which Pharmion employees participate for purposes of eligibility, vesting and entitlement to benefits (but not for accrual of pension benefits).

•	In the event of any change in the welfare benefits provided to employees of Pharmion following the effective time of the merger, Celgene will cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Pharmion employees under any such welfare plans to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change, and (ii) for the plan year in which the closing of the merger occurs, the crediting of each Pharmion employee with any co-payments and deductibles paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.

Retention Plan.  As contemplated by the merger agreement, Pharmion has adopted a retention plan with the approval of Celgene providing retention benefits to employees of Pharmion or its successor. The retention plan generally provides for the following benefits:

•	Employees who are not U.S. field-based sales employees may be eligible to receive incentive bonuses in respect of the achievement of certain individual and corporate goals for 2007 as determined by Pharmion’s board of directors, which bonuses may be paid in amounts of up to 200% of the recipient-employee’s annual bonus target. To be eligible for a bonus under Pharmion’s incentive bonus program, employees must have been employed by December 31, 2007 and remain employed through the date the incentive bonuses are paid. Incentive bonuses will be prorated for those Pharmion employees who were not employed for the full 2007 calendar year. U.S. field-based sales employees will be paid quarterly bonuses subject to the achievement of quarterly sales targets, and those who remain actively employed with Pharmion may receive additional bonuses for each of the first and second quarters of 2008 subject to the achievement of sales targets.

•	Employees (including Pharmion’s executive officers) who remain actively employed with Pharmion during the pendency of and through the consummation of the merger may be entitled to receive a retention award, payable as soon as practicable following the effective time of the merger, in the amount of either (i) 25% of annual base salary as in effect on December 1, 2007, if the effective time of the merger occurs on or prior to June 1, 2008, or (ii) 50% of annual base salary as in effect on December 1, 2007, if the effective time of the merger occurs after June 1, 2008. The retention award will be paid to those employees who were employed or had accepted offers of employment by November 18, 2007, the date the execution of the merger agreement was announced.

•	To the extent that payments received by Pharmion employees under the retention plan in connection with the merger, the Celgene severance plan (as described below) or otherwise would exceed the limitation of Section 280G of the Code, affected employees will be entitled to receive either (i) the full amount of such payments, or (ii) a reduced amount that will be $1 less than the applicable Section 280G threshold amount, whichever results in a greater after-tax benefit to such affected employees. The foregoing will not apply to the executives entitled to “gross-up” payments pursuant to their employment agreements (as described under “THE MERGER — Interests of Certain Persons in the Merger” on page 49).

Severance Benefits.  As contemplated by the merger agreement, Celgene has agreed to provide severance benefits for a limited period following the effective time of the merger to former employees of Pharmion who continue to be employed by Celgene (although executive officers of Pharmion with employment agreements will not be eligible to receive such severance benefits). Celgene is generally expected to provide the following severance benefits, adjusted as required by local law:

In the event of a termination of a former Pharmion employee’s service (other than an executive officer with an employment agreement) by Celgene without “cause” (as defined in the Pharmion 2000 Stock Incentive Plan) or by such employee as a result of Celgene’s failure to provide such employee with “comparable employment” (defined as a position with Pharmion (or its successor) on and following the consummation of the merger which (i) does not result in a material reduction in scope, or material change in content, of such holder’s duties and responsibilities, (ii) provides such holder with compensation and employee benefits (other than equity compensation) that are comparable in the aggregate to the greater of (x) those provided by the parent company of Pharmion (or its successor) to similarly situated employees of such parent company and (y) those provided by Pharmion to such holder immediately prior to the consummation of the merger, and (iii) does not require such holder to relocate his principal business location beyond 50 miles from his principal business location immediately prior to the consummation of the merger) during the period commencing on the effective time of the merger and ending on the 12-month anniversary thereof, such employee will be entitled to the following amounts, subject to applicable income and employment tax withholding:

•	For director level employees and above: Six months of continued base salary, plus two weeks of continued base salary for each completed year of service, plus, for employees eligible under Pharmion’s employee incentive bonus program, a lump-sum incentive bonus for the year of termination, pro-rated for the portion of the year that has elapsed prior to the date of termination and contingent upon the substantial achievement of applicable performance goals up through the date of termination, plus, a payment in respect of accrued but unused vacation time as of the date of termination. In addition, should the achievement of applicable Pharmion/Celgene sales targets warrant a quarterly bonus outlined in the Pharmion Sales Incentive Compensation Plan or the quarterly bonus for an established challenge bonus, eligible field-based sales employees will be eligible for the full quarterly sales-based bonuses paid through the end of the quarter of termination.

•	For employees below the director level: Three months of continued base salary, plus two weeks of continued base salary for each completed year of service, plus, for employees eligible under Pharmion’s employee incentive bonus program, a lump-sum incentive bonus for the year of termination, pro-rated for the portion of the year that has elapsed prior to the date of termination and contingent upon the substantial achievement of applicable performance goals up through the date of termination, plus a payment in respect of accrued but unused vacation time as of the date of termination. In addition, should the achievement of applicable Pharmion/Celgene sales targets warrant a quarterly bonus outlined in the Pharmion Sales Incentive Compensation Plan or the quarterly bonus for an established Challenge Bonus, eligible field-based sales employees will be eligible for the full quarterly sales-based bonuses paid through the end of the quarter of termination.

•	For all eligible employees, (i) continued health coverage at the active employee rate for the period utilized for calculating the base salary severance benefits based on the coverage applicable to such employee immediately prior to termination and (ii) outplacement services commensurate with such employee’s job level.

Completed years of service for severance benefits will be determined by counting the number of service anniversaries achieved since the employee’s original date of hire with Pharmion and including the anniversary which would have been achieved in the calendar year of termination if employment had continued.

Stockholder Litigation.  Pharmion and Celgene will cooperate with each other in the defense and settlement of any litigation against Pharmion and/or its directors relating to the transactions contemplated by the merger agreement, but no settlement shall be agreed to without the prior written consent of Celgene and Pharmion, which consent shall not be withheld unreasonably.

Nasdaq Listing.  Celgene will use its reasonable best efforts to cause the shares of Celgene common stock to be issued in connection with the merger to be approved for listing on The Nasdaq Global Select Market, subject to official notice of issuance.

Tax Matters.  Pharmion, Celgene and Merger Sub intend that the merger qualify as a reorganization within the meaning of Section 368(a) of the Code and will not knowingly take any action or fail to take any action which action or failure to act would cause the merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the treasury regulations promulgated thereunder.

Conditions to the Merger

The respective obligations of Pharmion, Celgene and Merger Sub to complete the merger are subject to the satisfaction of certain conditions.

Conditions to Each Party’s Obligation to Effect the Merger.  The obligations of Pharmion, Celgene and Merger Sub to complete the merger are conditioned on the following conditions being fulfilled (or waived by the parties):

•	the approval and adoption of the merger agreement and approval of the merger by Pharmion stockholders;

•	the expiration or early termination of the waiting period applicable to the consummation of the merger under the HSR Act and the receipt of any required approval or expiration of applicable waiting period under the antitrust laws of any applicable foreign jurisdictions the failure of which to be obtained or to have expired, individually or in the aggregate, would have a material adverse effect on Celgene;

•	the absence of any statute, law, rule, ordinance, regulation, code, order, judgment, injunction, writ, decree or any other order of any court or other governmental authority of competent jurisdiction permanently enjoining or otherwise prohibiting the consummation of the merger or the transactions contemplated by the merger agreement;

•	the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, not being subject to a stop order and with no proceeding initiated or threatened by the SEC for that purpose;

•	all consents, approvals and authorizations of governmental entities arising as a result of the enactment or promulgation or, or a change in, any law occurring after the date of the merger agreement required to consummate the merger (the failure of which to obtain would have a material adverse effect on the combined company) having been obtained; and

•	the shares of Celgene common stock to be issued pursuant to the merger and the shares of Celgene common stock to be reserved for issuance upon the exercise of options to purchase common stock of Pharmion having been approved for listing on The Nasdaq Global Select Market.

Conditions to Obligations of Celgene and Merger Sub to Effect the Merger.  The obligations of Celgene and Merger Sub to complete the merger are conditioned upon the following additional conditions being fulfilled (or waived by Celgene):

•	the representations and warranties of Pharmion contained in the merger agreement being true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) as of the date they were made and as of the closing date as if made as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) would not have, individually or in the aggregate, a material adverse effect, and Celgene having received a certificate of an executive officer of Pharmion to that effect;

•	Pharmion having performed or complied in all material respects with all material agreements and covenants in the merger agreement, and Celgene having received a certificate of an executive officer of Pharmion to that effect;

•	the absence of any material adverse effect on Pharmion’s business, assets or financial condition since the date of the merger agreement, and Celgene having received a certificate of an executive officer of Pharmion to that effect;

•	Celgene having received an opinion of its outside legal counsel that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that if the merger is restructured as a reverse merger, as described under “THE MERGER — Form of the Merger” on page 57, in which Merger Sub will be merged with and into Pharmion with Pharmion surviving the merger as a wholly-owned subsidiary of Celgene, Celgene will be deemed to have waived this condition; and

•	holders of no more than 25% of the shares of Pharmion common stock outstanding immediately prior to the effective time having exercised their appraisal rights in the merger in accordance with the DGCL.

Conditions to Obligation of Pharmion to Effect the Merger.  The obligation of Pharmion to complete the merger is conditioned on the following additional conditions being fulfilled (or waived by Pharmion):

•	the representations and warranties of Celgene and Merger Sub contained in the merger agreement being true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) as of the date they were made and as of the closing date as if made as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) would not have, individually or in the aggregate, a material adverse effect, and Pharmion having received a certificate of an executive officer of Celgene to that effect;

•	Celgene having performed or complied in all material respects with all material agreements and covenants in the merger agreement, and Pharmion having received a certificate of an executive officer of Celgene to that effect;

•	the absence of any material adverse effect on Celgene’s business, assets or financial condition since the date of the merger agreement, and Pharmion having received a certificate of an executive officer of Celgene to that effect; and

•	Pharmion having received an opinion of its outside legal counsel that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that if the merger is restructured as a reverse merger, as described under “THE MERGER — Form of the Merger” on page 57, in which Merger Sub will be merged with and into Pharmion with Pharmion surviving the merger as a wholly-owned subsidiary of Celgene, Pharmion will be deemed to have waived this condition.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

•	by mutual written consent of Celgene and of Pharmion, by action of their respective boards of directors;

•	by either Celgene or Pharmion, if the effective time of the merger does not occur before September 30, 2008, which is referred to as the outside date, unless the primary cause of the failure of the effective time of the merger to occur before the outside date is the failure of the party seeking to terminate the merger agreement to perform any of its obligations under the merger agreement;

•	by either Celgene or Pharmion, if any court or governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order that is in effect and permanently enjoins or otherwise prohibits the consummation of the merger and the transactions contemplated by the merger agreement; or

•	by either Celgene or Pharmion, if the approval by the stockholders of Pharmion required for the consummation of the merger has not been obtained at the Pharmion stockholders meeting (or any adjournment or postponement thereof).

Additionally, Pharmion may terminate the merger agreement if:

•	Celgene breaches a representation, warranty, covenant or agreement such that the conditions to the obligation of Pharmion to effect the merger, as described above, will not be satisfied and the breach has not been or cannot be cured within 30 days following notice of such breach and intent to terminate the merger agreement (however, Pharmion does not have the right to terminate the merger agreement under this provision if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement);

•	facts exist which render impossible one or more of the mutual closing conditions, or one or more of the conditions to the obligation of Pharmion to effect the merger, by the outside date (however, Pharmion does not have the right to terminate the merger agreement under this provision if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement); or

•	the board of directors of Pharmion determines that a third party proposal relating to a merger, reorganization, recapitalization, tender offer, business combination or other similar transaction involving Pharmion or any acquisition proposal, constitutes a superior proposal. However, prior to such termination, Pharmion must negotiate with Celgene in good faith for three business days to make such modifications to the merger agreement so that the third party proposal will no longer be a superior proposal and upon termination Pharmion must pay the required termination fee to Celgene.

Additionally, Celgene may terminate the merger agreement if:

•	Pharmion breaches a representation, warranty, covenant or agreement such that the conditions to the obligation of Celgene to effect the merger, as described above, will not be satisfied and the breach has not been or cannot be cured within 30 days following notice of such breach and intent to terminate the merger agreement (however, Celgene does not have the right to terminate the merger agreement under this provision if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement);

•	facts exist which render impossible one or more of the mutual closing conditions, or one or more of the conditions to the obligation of Celgene to effect the merger, by the outside date (however, Celgene does not have the right to terminate the merger agreement under this provision if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement);

•	prior to the special meeting of Pharmion stockholders, the board of directors of Pharmion, in the case of a superior proposal, withholds, withdraws, qualifies or modifies its approval or recommendation of the merger agreement or the merger, or approves, adopts, recommends or otherwise declares advisable any such superior proposal not solicited, initiated or encouraged in breach of the merger agreement, fails to transmit to Pharmion stockholders a recommended rejection of any tender offer or exchange offer for 30% or more of the outstanding shares of Pharmion common stock by a person who is not an affiliate of Celgene, or if Pharmion fails, within five days of a request by Celgene, to reconfirm its recommendation in favor of the merger agreement and merger (or the board of directors of Pharmion resolves, or publicly announces its intention, to do any of the foregoing);

•	the board of directors of Pharmion approves, resolves to recommend, or publicly recommends, or Pharmion enters into a binding acquisition agreement with respect to, any acquisition proposal (or the board of directors of Pharmion resolves, or publicly announces its intention, to do any of the foregoing); or

•	Pharmion breaches its obligations under the merger agreement not to solicit third-party acquisition proposals as described under “Covenants and Agreements — No Solicitation” (or the board of directors of Pharmion resolves, or publicly announces its intention, to do so).

Effect of Termination

If the merger agreement is terminated as described in “— Termination” above, the merger agreement will be void, and there will be no liability or obligation of Celgene, Merger Sub or Pharmion or their respective officers and directors except as to certain miscellaneous provisions as set forth in the merger agreement and fees and expenses, including the termination fees and other fees described in the following section. However, termination of the merger agreement does not relieve any party from any liability resulting from (i) the failure of Celgene or Merger Sub to effect the merger and pay the merger consideration upon the satisfaction or waiver of the conditions to the merger or (ii) any willful breach of the merger agreement.

Termination Fees

Pharmion Termination Fee

Pharmion will promptly (but in no event later than five business days after the date of termination of the merger agreement) pay Celgene a termination fee of $70 million if Celgene terminates the merger agreement because:

•	prior to the Pharmion stockholders meeting, the board of directors of Pharmion, in the case of a superior proposal, withholds, withdraws, qualifies, or modifies its recommendation that the Pharmion stockholders adopt the merger agreement and approve the merger or approves, adopts, recommends or otherwise declares advisable any such superior proposal not solicited, initiated or encouraged in breach of the merger agreement, fails to transmit to Pharmion stockholders within ten business days of the commencement of any tender offer or exchange offer for 30% or more of the outstanding shares of Pharmion common stock by a person that is not an affiliate of Celgene a statement that Pharmion recommends the rejection of such tender or exchange offer, or fails to reconfirm its recommendation that the Pharmion stockholders adopt the merger agreement and approve the merger within five business days following a request to do so by Celgene, or

•	Pharmion enters into a binding acquisition agreement with respect to an acquisition proposal, or

•	the board of directors of Pharmion have approved or resolved to recommend, or publicly recommend, any acquisition proposal, or

•	Pharmion breaches its obligations under the merger agreement not to solicit third-party acquisition proposals as described under “Covenants and Agreements — No Solicitation,” or

•	the board of Directors of Pharmion resolves to do any of the foregoing.

Pharmion will (concurrently with a termination of the merger agreement) pay Celgene a termination fee of $70 million if:

•	Pharmion terminates the merger agreement in connection with a determination by the board of directors of Pharmion that an acquisition proposal constitutes a superior proposal, provided that prior to such termination, if requested by Celgene, Pharmion negotiated with Celgene in good faith for three business days with respect to proposed adjustments to the terms and conditions of the merger agreement, and the board of directors of Pharmion concluded in good faith, as of the effective date of the termination of the merger agreement, after taking into account any such proposed adjustments, that such acquisition proposal constituted a superior proposal.

Pharmion will (upon the earlier to occur of an entry into a binding agreement with respect to an acquisition proposal or the consummation of an acquisition proposal as described below) pay Celgene a termination fee of $70 million if:

•	(i) Celgene terminates the merger agreement as a result of (1) a breach by Pharmion of any of its representations, warranties, covenants or agreements contained in the merger agreement which cannot be cured, within thirty days of such breach and would cause Pharmion not to be able to bring down its representations and warranties at the closing of the merger and Pharmion’s breach was willful or (2) the existence of facts which render impossible one or more of the mutual closing conditions, or one or more of the conditions to the obligation of Celgene to effect the merger, by the outside date, or (ii) either party terminates the agreement because (a) the Pharmion stockholders do not approve the merger, or (b) the merger has not been consummated by the outside date; and

•	at the time of termination there had been publicly announced an acquisition proposal relating to a merger, reorganization, recapitalization, tender offer, business combination or other similar transaction involving Pharmion or any proposal to purchase or acquire 50% or more of the consolidated assets or revenues of Pharmion and its subsidiaries or 50% or more of any class of equity securities of the Pharmion or any of its subsidiaries or any resulting parent company of Pharmion; and

•	within 12 months following the date of the termination of the merger agreement, Pharmion enters into a binding agreement with respect to, or consummates, any such acquisition proposal.

Celgene Termination Fee

Celgene will (concurrently with a termination of the merger agreement) pay to Pharmion a termination fee of $70 million if:

•	either party terminates the merger agreement because any court or governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order that is in effect and permanently enjoins or otherwise prohibits the consummation of the merger and such restraint relates to antitrust or competition matters, or

•	either party terminates the merger agreement because the merger was not consummated by the outside date and at the time of the termination the waiting periods under the HSR Act or the antitrust laws of any applicable foreign jurisdiction to the consummation of the merger have not expired or been terminated or required approvals the antitrust laws of any applicable foreign jurisdiction have not been obtained (to the extent that the failure to be obtained or expire would have a material adverse effect on Celgene), but (i) no governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order that is in effect and permanently enjoins or otherwise prohibits the consummation of the merger (except as it relates to antitrust or competition matters), (ii) no other consent or approval resulting from the enactment, promulgation of or change in law occurring subsequent to the date of the merger agreement is required to be obtained (to the extent that the failure to obtain would have a material adverse effect on the surviving company), except as relates to antitrust or competition matters, and (iii) the other conditions specific to the obligations of Celgene and Merger Sub to effect the merger (other than the receipt of the tax opinion of Proskauer Rose LLP) have been satisfied.

Amendment and Waiver

Amendment.  Prior to the consummation of the merger, the merger agreement may be amended in writing by the mutual agreement of the parties. Following the approval of the merger by Pharmion stockholders, however, no amendment may be made which by law or the rules of The Nasdaq Stock Market requires further approval of Pharmion stockholders, without such further approval.

Waiver.  At any time prior to the effective time of the merger, Celgene and Pharmion may, to the extent legally allowed:

•	extend the time of performance of any of the obligations or other acts of the other party to the merger agreement;

•	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

Following the approval and adoption of the merger agreement and approval of the merger by Pharmion stockholders, however, no extension or waiver of the merger agreement may be made, which by law or in accordance with the rules of The Nasdaq Stock Market, requires further approval of Pharmion stockholders, without such further approval.

Any extension or waiver will be valid only if set forth in writing and signed by the party granting the waiver, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

COMPARATIVE RIGHTS OF CELGENE AND PHARMION STOCKHOLDERS

Celgene and Pharmion are both incorporated under the laws of the State of Delaware. If the merger is consummated, Pharmion stockholders, whose rights are currently governed by the DGCL, the certificate of incorporation of Pharmion and the by-laws of Pharmion will become stockholders of Celgene, and their rights as such will be governed by the DGCL, the certificate of incorporation of Celgene and the by-laws of Celgene. The material differences between the rights of holders of Pharmion common stock and the rights of holders of Celgene common stock, resulting from the differences in their respective certificates of incorporation and bylaws, are summarized below.

The following summary does not purport to be a complete statement of the rights of holders of Celgene common stock or Pharmion common stock under applicable Delaware law or the respective certificates of incorporation and the by-laws of Celgene and Pharmion or a complete description of the specific provisions referred to herein. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the DGCL and the respective certificates of incorporation and by-laws of Celgene and Pharmion. We urge you to read those documents carefully in their entirety. Copies of the certificates of incorporation and by-laws of Celgene and Pharmion are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” on page 100.

	Rights of Holders of Celgene	Rights of Holders of Pharmion
	Common Stock	Common Stock

Capitalization:	Celgene’s certificate of incorporation authorizes Celgene to issue 575,000,000 shares of Celgene common stock and 5,000,000 shares of Celgene preferred stock. Celgene’s board of directors has the authority, without stockholder approval, to issue shares of authorized preferred stock from time to time in one or more series and to fix the designations, powers, preferences and rights and the qualifications, limitations and restrictions of each series of preferred stock, which rights and preferences may be superior to those of Celgene common stock.	Pharmion’s certificate of incorporation authorizes Pharmion to issue 100,000,000 shares of Pharmion common stock and 10,000,000 shares of Pharmion preferred stock. The board of directors of Pharmion has the authority, without stockholder approval, to issue shares of authorized preferred stock from time to time in one or more series and to fix the designations, powers, preferences and rights and the qualifications, limitations and restrictions of each series of preferred stock, which rights and preferences may be superior to those of Pharmion common stock.
Outstanding Shares:	As of February 1, 2008, there were 403,471,421 shares of Celgene common stock and no shares of Celgene preferred stock were outstanding. Celgene common stock is traded on the Nasdaq Global Select Market under the symbol “CELG.”	As of February 4, 2008, there were 37,411,057 shares of Pharmion common stock and no shares of Pharmion preferred stock were outstanding. Pharmion common stock is traded on the Nasdaq Global Market under the symbol “PHRM.”
Treatment of Shares upon Merger:	Celgene’s outstanding common stock will not be affected by the consummation of the merger.	Celgene will acquire Pharmion pursuant to a merger of Pharmion with a wholly-owned subsidiary of Celgene. Pharmion’s outstanding common stock will be converted into the right to receive the merger consideration.

	Rights of Holders of Celgene	Rights of Holders of Pharmion
	Common Stock	Common Stock

Voting Rights:	Celgene common stock is entitled to one vote for each share and votes together as a single class. Celgene’s certificate of incorporation does not provide for cumulative voting for the election of directors.	Pharmion common stock is entitled to one vote for each share and votes together as a single class. Pharmion’s certificate of incorporation provides that stockholders are not entitled to cumulative voting for the election of directors.
Conversion Rights:	Shares of Celgene common stock are not subject to any conversion rights.	Shares of Pharmion common stock are not subject to any conversion rights.
Number of Directors:	Pursuant to Celgene’s certificate of incorporation and by-laws the number of members of Celgene’s board of directors shall not be fewer than three nor more than 15 persons, the exact number to be fixed from time to time within such range by resolutions duly adopted by a majority of then authorized members of Celgene’s board of directors. Celgene’s board of directors currently has nine members.	Pursuant to Pharmion’s certificate of incorporation and by-laws, the number of members of the board of directors of Pharmion shall be no less than one, the exact number to be fixed from time to time by resolutions duly adopted by a majority of then authorized members of Pharmion’s board of directors. Pharmion’s board of directors currently has eight members.
Removal of Directors:	Any director or the entire board of directors may be removed from office with or without cause, by affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors.	Any director may be removed from office only for cause, by affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors. Directors may not be removed without cause.
Classification of Board of Directors:	Celgene’s certificate of incorporation and by-laws provide for the election of the directors at the annual meeting of stockholders, with each director serving until the next succeeding annual meeting of stockholders.	Pharmion’s certificate of incorporation and by-laws provide for a staggered board of directors. The board of directors is divided into three classes, with the directors in each class serving a three-year term. Currently, the class I directors will serve until the 2010 annual meeting, the class II directors will serve until the 2008 annual meeting, and the class III directors will serve until the 2009 annual meeting.

	Rights of Holders of Celgene	Rights of Holders of Pharmion
	Common Stock	Common Stock

Filling Vacancies on the Board of Directors:	Any vacancies on the board of directors, however resulting, and newly created directorships resulting from any increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office.	Any vacancies on the board of directors shall be filled by the affirmative vote of a majority of the remaining directors then in office. Vacancies resulting from the removal of a director by the stockholders shall be filled only by affirmative vote of the holders of at least a majority of the outstanding shares then entitled to vote at an election of directors. Any director elected in accordance with these procedures shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, or if it is a newly created directorship, such director shall receive the classification that at least a majority of the board of directors designated hold and shall hold office until the first annual meeting of stockholders held after his appointment.
Amendments to Charter:	The DGCL requires that any amendment to Celgene’s certificate of incorporation must be approved by the board of directors and that a resolution be adopted recommending that the amendment be approved by a majority of the outstanding stock entitled to vote on the amendment, plus the amendment must be approved by a majority of the outstanding stock of any class entitled under the DGCL to vote separately as a class on the amendment.	The DGCL requires that any amendment to Pharmion’s certificate of incorporation must be approved by the board of directors and that a resolution be adopted recommending that the amendment be approved by a majority of the outstanding stock entitled to vote on the amendment, plus the amendment must be approved by a majority of the outstanding stock of any class entitled under the DGCL to vote separately as a class on the amendment.
In addition to the foregoing, Pharmion’s certificate of incorporation requires the approval by at least 80% of the voting power of all the outstanding shares of voting capital stock to alter, amend or repeal certain articles in Pharmion’s certificate of incorporation.

	Rights of Holders of Celgene	Rights of Holders of Pharmion
	Common Stock	Common Stock

Amendments to By-laws:	Pursuant to Celgene’s certificate of incorporation and by-laws, the by-laws of Celgene may be amended or repealed, and new by-laws adopted, by the majority vote of the board of directors or the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon. Any by-law adopted by the board of directors may be amended or repealed by a vote of the holders of 66 2/3% of the shares entitled at the time to vote for the election of directors. In addition, Celgene’s by-laws require the vote of at least 66 2/3% of the shares entitled at the time to vote for the election of directors to adopt, amend or repeal certain articles in the amended and restated by-laws.	Pharmion’s certificate of incorporation authorizes the board of directors to make, alter or repeal the by-laws of Pharmion. Pharmion’s by-laws authorize (i) the board of directors to alter, amend or repeal by-laws at any regular meeting of the board of directors or at any special meeting of the board of directors if notice of such alteration, amendment, repeal or adoption of new by-laws is contained in the notice of such special meeting and (ii) the stockholders to alter, amend or repeal by-laws at any annual meeting of the stockholders or at any special meeting of the stockholders if notice of such alteration, amendment, repeal or adoption of new by-laws is contained in the notice of such special meeting.
Special Meetings of the Board of Directors:	A special meeting of the board of directors of Celgene may be called by the Executive Chairman of the Board, the Chief Executive Officer, the President or a majority of the directors then in office.	A special meeting of the board of directors of Pharmion may be called by the Chairman of the Board, any two members of the board of directors or by the President.
Special Stockholders’ Meetings:	A special meeting of Celgene’s stockholders may be called by the Executive Chairman of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the directors then in office. Stockholders are not permitted to call special meetings.	A special meeting of Pharmion stockholders may be called by the Chairman of the Board, the Chief Executive Officer or a majority of the directors then in office. Stockholders are not permitted to call special meetings.
Action by Consent of Stockholders:	Under the DGCL, unless a company’s certificate of incorporation specifies otherwise, stockholders may execute an action by written consent in lieu of any annual or special stockholder meeting. Celgene’s certificate of incorporation does not prohibit stockholder actions by written consent.	Under the DGCL, unless a company’s certificate of incorporation specifies otherwise, stockholders may execute an action by written consent in lieu of any annual or special stockholder meeting. Pharmion’s certificate of incorporation prohibits stockholder actions by written consent.

	Rights of Holders of Celgene	Rights of Holders of Pharmion
	Common Stock	Common Stock

Limitation of Personal Liability of Directors:	Celgene’s certificate of incorporation provides that no director shall be personally liable to Celgene or its stockholders for monetary damages for breach of his fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Celgene or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (unlawful payment of dividend or unlawful stock purchase or redemption), or (iv) for any transaction from which the director derived any improper personal benefit.	Pharmion’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director of Pharmion shall be personally liable to Pharmion or its stockholders for monetary damages for breach of his fiduciary duty as a director.
Indemnification of Directors and Officers:	Celgene’s certificate of incorporation provides that Celgene shall indemnify, to the fullest extent permitted by law, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was a director, officer, incorporator, employee or agent of Celgene, or is or was serving as a director, officer, incorporator, employee or agent of another entity at the request of Celgene.	Pharmion’s certificate of incorporation and fourth amended and restated by-laws provide that Pharmion shall indemnify, to the fullest extent permitted under and in accordance with the DGCL, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was a director or officer of Pharmion or any predecessor of Pharmion or serves or served at any other enterprise as a director or officer at the request of Pharmion.
Relevant Restrictions on the Transfer of Shares of Capital Stock:	Celgene’s certificate of incorporation and by-laws do not provide for restrictions on transfers of shares of capital stock in addition to those provided by applicable law.	Pharmion’s certificate of incorporation and by-laws do not provide for restrictions on transfers of shares of capital stock in addition to those provided by applicable law.

	Rights of Holders of Celgene	Rights of Holders of Pharmion
	Common Stock	Common Stock

Relevant Business Combination Provisions and Statutes:	The DGCL provides that if a person acquires 15% or more of the stock of a Delaware corporation, such person may not engage in transactions with the corporation for a period of three years. The statute contains exceptions to this prohibition. The prohibition on business combinations is not applicable if, for example, the board of directors approves the acquisition of stock or the transaction prior to the time that the person becomes an interested stockholder, or if the interested stockholder acquires at least 85% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and employee stock plans) in one transaction, or if the transaction is approved by the board of directors and two-thirds of the holders of the outstanding voting stock which is not owned by the interested stockholder at a meeting of the stockholders.	The DGCL provides that if a person acquires 15% or more of the stock of a Delaware corporation, such person may not engage in transactions with the corporation for a period of three years. The statute contains exceptions to this prohibition. The prohibition on business combinations is not applicable if, for example, the board of directors approves the acquisition of stock or the transaction prior to the time that the person becomes an interested stockholder, or if the interested stockholder acquires at least 85% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and employee stock plans) in one transaction, or if the transaction is approved by the board of directors and two-thirds of the holders of the outstanding voting stock which is not owned by the interested stockholder at a meeting of the stockholders.
	Celgene’s certificate of incorporation does not provide any additional limitations or restrictions about business combinations with an interested stockholder.	Pharmion’s certificate of incorporation does not provide any additional limitations or restrictions about business combinations with an interested stockholder.

DESCRIPTION OF CELGENE’S CAPITAL STOCK

Below is a summary of the principal terms and provisions of Celgene’s outstanding capital stock. The summary is not complete. You should read Celgene’s certificate of incorporation and by-laws for additional information before voting on the merger agreement. Celgene’s certificate of incorporation and by-laws have been filed in their entirety with the SEC. See “Where You Can Find More Information” beginning on page 100.

Celgene’s authorized capital stock consists of:

•	575,000,000 shares of common stock, par value $.01 per share; and

•	5,000,000 shares of preferred stock, par value $.01 per share, of which 520 shares have been designated Series A convertible preferred stock and 20,000 shares have been designated as Series B convertible preferred stock.

As of February 1, 2008, there were 403,471,421 shares of common stock outstanding and no shares of preferred stock were outstanding.

Common Stock

Holders of Celgene common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of Celgene common stock are entitled to receive ratably such dividends, if any, as may be declared by Celgene’s board of directors out of funds legally available therefor, and subject to any preferential dividend rights of any then-outstanding preferred stock. Upon Celgene’s liquidation, dissolution or winding up, the holders of Celgene common stock are entitled to receive ratably Celgene’s net assets available after the payment of all debts and other liabilities and subject to any liquidation preference of any then outstanding preferred stock. Holders of Celgene common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the Celgene common stock. The outstanding shares of Celgene common stock are, and the shares to be issued pursuant to connection with the merger will be, fully paid and non-assessable.

Shares of Celgene common stock are listed on the Nasdaq Global Select Market under the symbol “CELG.”

Preferred Stock

Celgene’s board of directors has the authority, subject to certain restrictions, without further stockholder approval, to issue, at any time and from time to time, shares of preferred stock in one or more series. Each such series shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by Celgene’s board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights, to the full extent now or hereafter permitted by the laws of the State of Delaware.

The rights of the holders of Celgene common stock will be subject to, and may be adversely affected by, the rights of holders of any Celgene preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of Celgene common stock. Satisfaction of any dividend or liquidation preferences of outstanding Celgene preferred stock would reduce the amount of funds available, if any, for the payment of dividends or liquidation amounts on Celgene common stock. Holders of Celgene preferred stock would typically be entitled to receive a preference payment.

Rights Agreement

Celgene’s board of directors adopted a rights agreement on September 26, 1996, the final expiration of which was extended to February 17, 2010 pursuant to an amendment on February 17, 2000. The rights agreement was adopted to give Celgene’s board of directors increased power to negotiate in Celgene’s best interests and to discourage appropriation of control of Celgene at a price that is unfair to Celgene’s stockholders. It is not intended to prevent fair offers for acquisition of control determined by Celgene’s board of directors to be in the best interests of Celgene and Celgene’s stockholders, nor is it intended to prevent a person or group from obtaining representation on or control of Celgene’s board of directors through a proxy contest, or to relieve Celgene’s board of directors of its fiduciary duty to consider any proposal for Celgene’s acquisition made in good faith.

The rights agreement involves the distribution of one “right” as a dividend on each outstanding share of Celgene common stock to all holders of record on September 26, 1996, and an ongoing distribution of one right with respect to each share of Celgene common stock issued subsequently. Each right entitles the holder to purchase one-tenth of a share of Celgene common stock. The rights trade in tandem with Celgene common stock until, and become exercisable upon, the occurrence of certain triggering events, and the exercise price is based on the estimated long-term value of Celgene common stock. The exercise of these rights becomes economically attractive upon the triggering of certain “flip-in” or “flip-over” rights, which work in conjunction with the rights agreement’s basic provisions. The flip-in rights will permit their holders to purchase shares of Celgene common stock at a discounted rate, resulting in substantial dilution of an acquirer’s voting and economic interests in Celgene. The flip-over element of the rights agreement involves some mergers or significant asset purchases, which trigger certain rights to purchase shares of the acquiring or surviving company at a discount. The rights agreement contains a “permitted offer” exception, which allows offers determined by Celgene’s board of directors to be in Celgene’s and Celgene’s stockholders’ best interests to take place free of the diluting effects of the rights agreement’s mechanisms.

Celgene’s board of directors retains the right, at all times prior to acquisition of 15% or more of Celgene’s voting common stock by an acquirer, to discontinue the rights agreement through the redemption of all rights, or to amend the rights agreement in any respect. In February, 2000, Celgene amended the rights agreement to increase the initial exercise price thereunder from $100 to $700. In August 2003, Celgene amended the rights agreement to provide that a qualified institutional investor (as defined in the amendment) will not trigger any rights under the plan until it beneficially owns at least 17% of the shares of outstanding Celgene common stock, rather than 15%.

Delaware Law and By-Law Provisions

Celgene’s board of directors has adopted certain amendments to Celgene’s by-laws intended to strengthen Celgene’s board of directors’ position in the event of a hostile takeover attempt. These by-law provisions have the following effects:

•	they provide that only persons who are nominated in accordance with the procedures set forth in the by-laws shall be eligible for election as directors;

•	they provide that only business brought before the annual meeting by Celgene’s board of directors or by a stockholder who complies with the procedures set forth in the by-laws may be transacted at an annual meeting of stockholders;

•	they provide that only the chairman of the board, if any, the chief executive officer, the president, the secretary or a majority of Celgene’s board of directors may call special meetings of Celgene’s stockholders;

•	they establish a procedure for Celgene’s board of directors to fix the record date whenever stockholder action by written consent is undertaken; and

•	they require a vote of holders of two-thirds of the outstanding shares of Celgene common stock to amend certain by-law provisions.

Furthermore, Celgene is subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, subject to certain exceptions. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or is an affiliate or associate of the corporation and within the prior three years, did own, 15% or more of the corporation’s voting stock.

Recommendation of the Board of Directors of Pharmion

THE BOARD OF DIRECTORS OF PHARMION UNANIMOUSLY RECOMMENDS THAT PHARMION STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO ADOPT AND APPROVE THE MERGER AGREEMENT AND APPROVE THE MERGER.

PHARMION PROPOSAL NO. 2 — APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL
MEETING OF PHARMION STOCKHOLDERS

If there are not sufficient votes at the time of the special meeting to approve Proposal No. 1 or if there are insufficient shares of Pharmion common stock present in person or represented by proxy at the special meeting to constitute a quorum necessary to conduct the business of the special meeting, Pharmion may propose to adjourn the special meeting. Pharmion currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal No. 1. If the proposal to adjourn the special meeting of Pharmion stockholders is submitted to stockholders for approval, such approval requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at the special meeting of Pharmion stockholders.

THE BOARD OF DIRECTORS OF PHARMION UNANIMOUSLY RECOMMENDS THAT PHARMION STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING OF PHARMION STOCKHOLDERS.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements presented below are based on, and should be read together with, the historical information that Celgene and Pharmion have presented in their respective filings with the SEC. See “Where You Can Find More Information” on page 100. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2007 gives effect to the proposed merger as if it had occurred on September 30, 2007, and combines the historical balance sheets of Celgene and Pharmion as of September 30, 2007. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2006 and for the nine months ended September 30, 2007 are presented as if the proposed merger had occurred on January 1, 2006, and combines the historical results of Pharmion and Celgene for the year ended December 31, 2006 and for the nine months ended September 30, 2007. The historical financial information is adjusted to give effect to pro forma events that (i) are directly attributable to the merger, (ii) are factually supportable and (iii) with respect to the statements of operations, are expected to have a continuing impact on combined results.

The pro forma adjustments related to the merger are based on a preliminary purchase price allocation whereby the cost to acquire Pharmion was allocated to the assets acquired and the liabilities assumed, based upon their estimated fair values. Actual adjustments will be based on the final purchase price and analyses of fair values of identifiable tangible and intangible assets, in-process research and development, deferred tax assets and liabilities, and estimates of the useful lives of tangible and amortizable intangible assets, which will be completed after Celgene completes its valuation and assessment process using all available data. The final purchase price allocation will be performed using estimated fair values as of the date of the completion of the merger. Differences between the preliminary and final purchase price allocations could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements and Celgene’s future results of operations and financial position.

The unaudited pro forma condensed consolidated financial statements do not reflect the realization of potential cost savings, or any related restructuring or integration costs. Although Celgene believes that certain cost savings may result from the merger, there can be no assurance that these cost savings will be achieved.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized if the proposed merger had been completed as of the dates indicated.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

BALANCE SHEET
As of September 30, 2007

			Pro Forma	See	Pro Forma
	Celgene	Pharmion	Adjustments	Note 4	Consolidated
	(In thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$1,040,735	$135,047	$(996,510)	(a)	$179,272
Marketable securities available for sale	1,488,970	122,585	(89,493)	(b)	1,522,062
Accounts receivable, net of allowances	146,416	45,407	(2,602)	(e)	189,221
Inventory	56,198	12,986	25,000	(c)	94,184
Deferred income taxes	65,731	—	(338)	(g)	65,393
Other current assets	97,885	13,968	(173)	(e)	111,680

Total current assets	2,895,935	329,993	(1,064,116)		2,161,812

Property, plant and equipment, net	175,589	10,979	—		186,568
Investment in affiliated companies	15,089	—	—		15,089
Intangible assets and product rights, net	97,469	89,145	417,618	(d)	604,232
Goodwill	40,098	15,568	763,525	(f)	819,191
Other assets	149,005	5,825	(2,907)	(g)	151,923

Total assets	$3,373,185	$451,510	$114,120		$3,938,815

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$24,691	$10,075	$—		$34,766
Accrued expenses and other current liabilities	180,187	55,323	(4,015)	(e)	231,495
Income taxes payable	893	2,140	—		3,033
Convertible notes	399,731	—	—		399,731
Current portion of deferred revenue	7,792	—	(6,679)	(e)	1,113

Total current liabilities	613,294	67,538	(10,694)		670,138

Deferred revenue, net of current portion	62,583	—	(60,558)	(e)	2,025
Other non-current taxes	158,171	2,955	198,783	(g)	359,909
Other non-current liabilities	59,811	984	—		60,795

Total liabilities	893,859	71,477	127,531		1,092,867

Stockholders’ Equity:
Common stock	3,898	37	282	(h)	4,217
Common stock in treasury, at cost	(149,519)	—	—		(149,519)
Additional paid-in capital	2,519,085	627,492	1,203,679	(i)	4,350,256
Retained earnings (deficit)	49,339	(263,223)	(1,160,770)	(j)	(1,374,654)
Accumulated other comprehensive income	56,523	15,727	(56,602)	(k)	15,648

Total Stockholders’ Equity	2,479,326	380,033	(13,411)		2,845,948

Total Liabilities and Stockholders’ Equity	$3,373,185	$451,510	$114,120		$3,938,815

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2007

			Pro Forma	See	Pro Forma
	Celgene	Pharmion	Adjustments	Note 4	Consolidated
	(In thousands, except per share data)

Revenue:
Net product sales	$919,910	$195,834	$(7,594)	(l)	$1,108,150
Collaborative agreements and other revenue	14,520	—	(8,790)	(l)	5,730
Royalty revenue	56,800	—	(846)	(l)	55,954

Total revenue	991,230	195,834	(17,230)		1,169,834

Expenses:
Cost of goods sold	84,835	53,341	(12,441)	(l)	125,735
Research and development	300,054	79,992	(2,000)	(l)	378,046
Selling, general and administrative	318,716	93,174	10,852	(l)	422,742
Product rights amortization	—	7,407	88,350	(1)	95,757

Total expenses	703,605	233,914	84,761		1,022,280

Operating income (loss)	287,625	(38,080)	(101,991)		147,554
Other income/expense:
Interest and other income, net	76,102	6,448	(36,106)	(m)	46,444
Equity in losses of affiliated companies	3,338	—	—		3,338
Interest expense	7,913	—	—		7,913

Income (loss) before income taxes	352,476	(31,632)	(138,097)		182,747
Income tax provision	201,364	4,752	(55,316)	(g)	150,800

Net income (loss)	$151,112	$(36,384)	$(82,781)		$31,947

Net income (loss) per common share:
Basic	$0.40	$(1.05)		(n)	$0.08
Diluted	$0.36	$(1.05)		(n)	$0.07
Weighted average shares:
Basic	380,841			(n)	412,580
Diluted	431,208			(n)	464,641

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

			Pro Forma	See	Pro Forma
	Celgene	Pharmion	Adjustments	Note 4	Consolidated
	(In thousands, except per share data)

Revenue:
Net product sales	$811,605	$238,646	$(9,689)	(l)	$1,040,562
Collaborative agreements and other revenue	18,189	—	(11,308)	(l)	6,881
Royalty revenue	69,079	—	(976)	(l)	68,103

Total revenue	898,873	238,646	(21,973)		1,115,546

Expenses:
Cost of goods sold	125,892	65,157	7,740	(l)	198,789
Research and development	258,621	148,908	(2,842)	(l)	404,687
Selling, general and administrative	339,669	104,943	17,865	(l)	462,477
Product right amortization	—	9,802	117,867	(l)	127,669

Total expenses	724,182	328,810	140,630		1,193,622

Operating income (loss)	174,691	(90,164)	(162,603)		(78,076)
Other income/expense:
Interest and other income, net	45,854	6,926	(52,416)	(m)	364
Equity in losses of affiliated companies	8,233	—	—		8,233
Interest expense	9,417	—	—		9,417

Income (loss) before income taxes	202,895	(83,238)	(215,019)		(95,362)
Income tax provision	133,914	7,774	(86,513)	(g)	55,175

Net income (loss)	$68,981	$(91,012)	$(128,506)		$(150,537)

Net income (loss) per common share:
Basic	$0.20	$(2.84)		(n)	$(0.39)
Diluted	$0.18	$(2.84)		(n)	$(0.39)
Weighted average shares:
Basic	352,217			(n)	383,956
Diluted	407,181			(n)	383,956

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

(1)	Description of Transaction

On November 18, 2007, Celgene, Pharmion and a wholly-owned subsidiary of Celgene entered into a merger agreement, which provides that Pharmion will merge with a wholly-owned subsidiary of Celgene in a transaction to be accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets and liabilities of Pharmion will be recorded as of the acquisition date, at their respective fair values, and consolidated with those of Celgene. The reported consolidated financial condition and results of operations of Celgene after completion of the merger will reflect these fair values. The purchase price, including merger related fees, for the outstanding Pharmion common stock is expected to approximate $2.8 billion.

Under the terms of the merger agreement, each share of Pharmion common stock will be converted into the right to receive (i) that number of shares of Celgene common stock equal to the quotient, which we refer to as the exchange ratio, determined by dividing $47.00 by the volume weighted average price per share of Celgene common stock (rounded to the nearest cent) on The Nasdaq Global Select Market for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the merger, which we refer to as the measurement price; provided, however, that if the measurement price is less than $56.15, each share of Pharmion common stock will be converted into the right to receive 0.8370 shares of Celgene common stock and if the measurement price is greater than $72.93, each share of Pharmion common stock will be converted into the right to receive 0.6445 shares of Celgene common stock and (ii) $25.00 in cash, without interest. Each outstanding unvested option to purchase shares of Pharmion common stock will be converted into an unvested option to acquire such number of shares of Celgene common stock equal to the product of (i) the number of shares of Pharmion common stock subject to such option immediately prior to the effective time of the merger and (ii) the option exchange ratio, as defined in the merger agreement. Each outstanding vested option to purchase shares of Pharmion common stock will be canceled and will entitle the holder to receive only the consideration (subject to all applicable income and employment withholding taxes) such holder would have received if such holder had effected a cashless exercise of such vested option to purchase Pharmion common stock immediately prior to the effective time of the merger, and the shares of Pharmion common stock issued upon such cashless exercise were converted in the merger into the consideration to be received by the Pharmion stockholders described above. Restricted stock units held under Pharmion’s equity compensation plans will become fully vested immediately prior to the effective time of the merger and subject to applicable income and employment withholding taxes, will be canceled as of the effective time of the merger and converted into the right to receive the per share merger consideration to be received by holders of shares of Pharmion common stock as described above. Pharmion stockholders will not receive any fractional shares of Celgene common stock in the merger. Instead, any stockholder who would otherwise be entitled to a fractional share of Celgene common stock will be entitled to receive an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the measurement price.

The number of shares of Celgene common stock to be issued pursuant to the merger and the value of such shares will not be determined until completion of the merger and therefore, the value of the final purchase price may be more or less than $2.8 billion. For example, if the measurement price, as defined in the merger agreement, is $1.00 greater than $72.93, or $73.93, then Pharmion stockholders would be entitled to receive 0.6445 shares of Celgene common stock with a value, based on that measurement price, of $47.65, plus $25.00 in cash, for a total hypothetical merger consideration value of $72.65 per each share of Pharmion common stock. Conversely, if the measurement price is $1.00 less than $56.15, or $55.15, then Pharmion stockholders would be entitled to receive 0.8370 shares of Celgene common stock with a value, based on that measurement price, of $46.17, plus $25.00 in cash, for a total hypothetical merger consideration value of $71.17 per each share of Pharmion common stock.

In connection with transactions occurring in 2001 and 2003, Celgene acquired an aggregate of 1,939,600 shares of Pharmion common stock for $20.2 million, which it has consistently owned and which constitutes approximately 5.2% of the outstanding shares of Pharmion common stock as of September 30, 2007.

The merger is subject to customary closing conditions, including the approval of the merger by Pharmion stockholders and regulatory approvals.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(2)	Purchase Price

As described in Note 1, the exchange ratio will be determined shortly before the merger is completed and will be calculated based upon the volume weighted average trading price of Celgene common stock for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the merger. The accompanying unaudited pro forma condensed consolidated financial statements reflect the following: (i) a $25.00 cash payment for each share of Pharmion common stock; (ii) the maximum exchange ratio for the merger of 0.8370; and (iii) the assumption that approximately 40 million Pharmion shares will be exchanged, including outstanding common stock and other equity instruments that will vest at the consummation of the merger. The actual exchange ratio and, accordingly, the actual number of shares of Celgene common stock to be issued in the merger, will not be known until completion of the merger.

Total estimated purchase price is summarized as follows:

(In thousands)

Estimated amount of cash to be received by Pharmion stockholders and restricted stock and stock option holders	$951,510
Estimated fair value of shares of Celgene common stock to be issued	1,788,746
Original cost of Celgene’s existing investment in Pharmion common stock(1)	20,212
Estimated fair value of unvested Celgene stock options exchanged for unvested Pharmion stock options for prior employee service	42,744
Estimated transaction fees	45,000

Total preliminary estimated purchase price	$2,848,212

(1)	Celgene holds a total of 1,939,600 shares of Pharmion common stock, or approximately 5.2% of the outstanding shares of Pharmion common stock.

For purposes of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets acquired and liabilities assumed.

September 30, 2007

Net book value of assets acquired as of September 30, 2007	$380,033
Less: Write-off of existing goodwill and other intangible assets and related deferred taxes, and other net assets	(101,758)

Adjusted net book value of assets acquired	$278,275

Remaining allocation:
Increase inventory to fair value	25,000
Acquired identifiable intangible assets at fair value(2)	600,000
In-process research and development charge(2)	1,420,000
Restructuring Costs(3)	—
Deferred income taxes	(254,156)
Goodwill(4)	779,093

Estimated purchase price	$2,848,212

(2)	The estimated allocation to acquired identifiable intangible assets primarily consists of developed technology rights for the following currently marketed products: Vidaza IV in the U.S. market, Thalidomide Pharmion in certain foreign markets and Innohep/Refludan. It also includes the fair value associated with certain compassionate use rights in Europe.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

These assets all have finite lives, which are estimated to range from 1.5 to 10 years. The fair value of in-process research and development, or IPR&D, represents the research and development projects of Pharmion which were in-process, but not yet completed, and which Celgene plans to complete. They include Vidaza development in Europe and development of a Vidaza Oral form in the United States, as well as Thalidomide Pharmion development in Europe and certain other foreign markets. They further include Amrubicin and MGCD0103/Methylgene clinical development.

In accordance with Financial Accounting Standards Board Interpretation No. 4, “Applicability of FASB statement No. 2 to Business Combinations Accounted for by the Purchase Method,” the purchase price allocated to IPR&D will be expensed immediately.

As part of the final purchase price allocation, the fair value estimates will be finalized and adjusted, if necessary, using estimated fair values as of the date of completion of the merger.

(3) Certain restructuring and integration charges related to the merger will be recorded under purchase accounting rules, which may or may not be treated as part of the purchase price. A restructuring and integration plan is being developed but has not been reflected in the pro forma condensed consolidated financial statements, because sufficient information is not available at this time.

(4) The amount allocated to goodwill is preliminary and subject to change, depending on the results of the final purchase price allocation. In accordance with the requirements of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill associated with the transaction will not be amortized and is subject to review for impairment.

(3)	Intercompany Transactions

Transactions between Celgene and Pharmion primarily consist of royalties, license fees and supply payments that Pharmion pays Celgene pursuant to marketing rights licensed to Pharmion and a supply agreement for Thalidomide Pharmion. Pharmion has the exclusive rights to market Thalidomide Pharmion in all countries except the United States, Canada, Mexico, Japan and China, excluding Hong Kong, as well as the rights to all existing and future clinical data relating to the product developed by Celgene. Celgene is also Pharmion’s exclusive supplier of Thalidomide Pharmion formulations that Pharmion sells in certain licensed territories. Pharmion pays Celegene a royalty/license fee and product supply payments in the countries included within Pharmion’s territory. Pharmion also funded costs incurred by Celgene for the conduct of Thalidomide Pharmion clinical trials and the actual costs of completing an ongoing Celgene-sponsored clinical trial for Thalidomide in multiple myeloma.

Upon completion of the merger, transactions occurring in connection with these arrangements would be considered intercompany transactions. For purposes of the unaudited pro forma condensed consolidated financial statements, all significant intercompany balances and transactions related to these arrangements have been eliminated.

The accounting for pre-existing contractual relationships has been evaluated in accordance with Emerging Issues Task Force Issue 04-01, “Accounting for Preexisting Relationships Between the Parties to a Business Combination.”

(4)	Pro Forma Adjustments

Adjustments included in the column under the heading “Pro Forma Adjustments” are related to the following:

(a) Cash and cash equivalents adjustments consist of the following:

September 30, 2007
(In thousands)

Estimated amount of cash to be received by Pharmion stockholders and stock option holders	$(951,510)
Estimated transaction fees	(45,000)

Total	$(996,510)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(b) To reflect the elimination of Celgene’s investment in Pharmion common stock prior to the merger:

September 30, 2007
(In thousands)

Elimination of historical cost related to investment in Pharmion stock	$(20,212)
Elimination of unrealized gain related to investment in Pharmion stock	(69,281)

Total	$(89,493)

(c) To adjust inventory for fair value step-up.

(d) To adjust intangible assets and product rights for the following:

September 30, 2007
(In thousands)

Elimination of pre-existing assets related to Thalomide license and supply agreements	$(156,237)
Elimination of pre-existing Pharmion other intangible assets	(26,145)
Acquired identifiable amortizable intangible assets	600,000

Total	$417,618

(e) Adjustments to eliminate license, supply and research and development activities between Celgene and Pharmion as if they were intercompany transactions.

(f) To record the following goodwill adjustments:

September 30, 2007
(In thousands)

Elimination of pre-existing Pharmion goodwill	$(15,568)
Acquired goodwill	779,093

Total	$763,525

(g) Adjustments to income taxes:

September 30, 2007
(In thousands)

Tax impact from eliminating intercompany transactions as part of the merger	(338)

Total deferred income taxes	(338)

Tax impact from eliminating intercompany transactions as part of the merger	$(2,907)

Total other assets	$(2,907)

Tax impact from eliminating pre-existing intangible assets as part of the merger	$(26,106)
Tax impact from eliminating unrealized gain related to existing investment in Pharmion common stock	(28,405)
Elimination of Pharmion deferred tax liabilities	(2,955)
Tax impact from acquired assets as part of the merger	254,156
Other	2,093

Total other non current taxes	$198,783

Income tax provision amounts represent the tax effect of the pro forma adjustments.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(h) To record the following common stock adjustments:

September 30, 2007
(In thousands)

Elimination of Pharmion common stock	$(37)
Issuance of Celgene common stock	319

Total	$282

(i) To record the following adjustments to additional paid-in capital:

September 30, 2007
(In thousands)

Elimination of Pharmion additional paid-in capital	$(627,492)
Issuance of Celgene common stock	1,788,427
Fair value of unvested Celgene stock options exchanged for unvested Pharmion stock options for prior employee service	42,744

Total	$1,203,679

(j) To record the following retained earnings adjustments:

September 30, 2007
(In thousands)

Elimination of Pharmion retained deficit	$263,223
Intercompany elimination impact	(3,993)
Adjustments for acquired IPR&D	(1,420,000)

Total	$(1,160,770)

(k) To record the following adjustments to other comprehensive income:

September 30, 2007
(In thousands)

Elimination or Pharmion Other Comprehensive Income Balance	(15,727)
Elimination of unrealized gain related to investment in Pharmion common stock, net of tax	(40,875)

Total	(56,602)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(l) Adjustments to revenues and expenses for the year ended December 31, 2006 and the nine months ended September 30, 2007:

	Increase (Decrease) to
	Revenues and Expenses
	Year Ended	Nine Months Ended
	December 31, 2006	September 30, 2007
	(In thousands)

Revenues:
Net product sales(i)	$(9,689)	$(7,594)
Collaborative agreements and other revenue(ii)	(11,308)	(8,790)
Royalty revenues (iii)	(976)	(846)

Total	(21,973)	(17,230)

Expenses:
Cost of goods sold(iv)	$7,740	$(12,441)
Research and development(v)	(2,842)	(2,000)
Selling, general and administrative(vi)	17,865	10,852
Product right amortization(vii)	117,867	88,350

Total	$140,630	$84,761

(i)	Adjustment reflects elimination of Celgene’s product sales to Pharmion as if they were intercompany sales during the respective periods.

(ii)	Adjustment reflects the elimination of Celgene’s license and research and development income from Pharmion as if it were intercompany license income.

(iii)	Adjustment reflects the elimination of Celgene’s royalty income from Pharmion as if it were intercompany royalty income.

(iv)	Adjustment reflects the elimination of Pharmion’s expense for license and royalty as if they were intercompany transactions for the year ended December 31, 2006 and the nine months ended September 30, 2007, and the expense of $25 million associated with the increase of inventory to fair value for the year ended December 31, 2006.

(v)	Adjustment reflects elimination of Pharmion’s expense to Celgene for Thalidomide research as if it were an intercompany transaction.

(vi)	Adjustment reflects estimated compensation costs associated with unvested Celgene employee stock options exchanged for unvested Pharmion stock options for future employee service.

(vii)	Adjustment reflects amortization expense for intangible assets acquired by Celgene and elimination of pre-existing Pharmion amortization expense upon the effectiveness of the merger.

(m) To eliminate interest income forgone on net cash and cash equivalents used in the merger.

(n) For purposes of these unaudited pro forma condensed consolidated financial statements, the unaudited pro forma consolidated basic and diluted net income (loss) per share amounts are based on the historical weighted average number of shares of Celgene common stock outstanding, adjusted to reflect the issuance of shares of Celgene common stock as a result of the acquisition (based on the maximum exchange ratio) and the dilutive effects of Celgene’s convertible notes and stock options, including Celgene stock options exchanged for unvested Pharmion stock options.

STOCK EXCHANGE LISTING

It is a condition to the merger that the shares of Celgene common stock issuable as a result of the merger be approved for listing on the Nasdaq Global Select Market. If the merger is consummated, Pharmion common stock will cease to be listed on the Nasdaq Global Market.

EXPERTS

The consolidated financial statements and schedule of Celgene and its subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to adoption of the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” effective January 1, 2006.

The consolidated financial statements of Pharmion Corporation appearing in Pharmion Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2006 (including schedules appearing therein), Pharmion Corporation management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of Pharmion Corporation’s internal control over financial reporting as of December 31, 2006, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the shares of Celgene common stock to be issued pursuant to the merger will be passed upon for Celgene Corporation by Proskauer Rose LLP, counsel to Celgene. Subject to the satisfaction of certain conditions set forth in the merger agreement, Willkie Farr & Gallagher LLP, counsel to Pharmion, and Proskauer Rose LLP will each deliver an opinion concerning the U.S. federal income tax consequences of the merger to its client. Peter H. Jakes, a partner at Willkie Farr & Gallagher LLP, owns 9,202 shares of Pharmion common stock, as a joint tenant with his spouse.

STOCKHOLDER PROPOSALS

If the merger is consummated, Pharmion will have no public stockholders and no public participation in any of its future stockholder meetings. If the merger is not consummated, Pharmion stockholders will continue to be entitled to attend and participate in Pharmion stockholders meetings and Pharmion will hold an annual meeting of stockholders in 2008.

As set forth in Pharmion’s definitive proxy statement filed with the SEC on April 30, 2007, which is referred to as Pharmion’s last proxy statement, notice of any proposal of a stockholder of Pharmion intended to be included in Pharmion’s proxy statement and form of proxy relating to its 2008 annual meeting of stockholders (i.e., Pharmion’s next annual meeting) must have be received in writing by Pharmion’s Corporate Secretary at Pharmion’s offices located at 2525 28th Street, Suite 200, Boulder, Colorado 80301 no earlier than February 7, 2008 and no later than March 8, 2008. However, if the next annual meeting of stockholders is called for a date that is not within 30 days before or after June 6, 2008, in order to be timely, such notice by the stockholder must be received no later than the close of business on the tenth day following the day on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first.

Also as set forth in Pharmion’s last proxy statement, for any other proposal that a stockholder wishes to have considered at the 2008 annual meeting of Pharmion stockholders, and for any nomination of a person for election to Pharmion’s board of directors at the 2008 annual meeting of Pharmion stockholders, Pharmion must receive written notice of such proposal or nomination during the period beginning February 7, 2008 and ending March 8, 2008. However, if the next annual meeting of stockholders is called for a date that is not within 30 days before or after June 6, 2008, in order to be timely, such notice by the stockholder must be received no later than the close of business on the tenth day following the day on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first.

Proposals and nominations that are not received by the dates specified above will be considered untimely. In addition, proposals and nominations must comply with Delaware law, Pharmion’s bylaws and the rules and regulations of the SEC.

You may contact the Corporate Secretary at Pharmion’s principal executive offices for a copy of the relevant by-law provisions regarding the requirements for making stockholder proposals and nominating director candidates.

WHERE YOU CAN FIND MORE INFORMATION

Pharmion and Celgene file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Celgene or Pharmion at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1024, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Celgene and Pharmion, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Celgene and Pharmion through the websites maintained by Celgene and Pharmion, which are http://www.celgene.com and http://www.pharmion.com, respectively. The information contained in those websites is not incorporated by reference into this proxy statement/prospectus.

As allowed by SEC rules, this proxy statement/prospectus “incorporates by reference” into this proxy statement/prospectus certain information required to be included in the registration statement on Form S-4 filed by Celgene to register the shares of stock to be issued pursuant to the merger and the exhibits to the registration statement, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Celgene and Pharmion have previously filed with the SEC as well as all documents filed by Celgene and Pharmion pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the special meeting.

Celgene

•	Annual Report on Form 10-K, for the year ended December 31, 2006;

•	Quarterly Reports on Form 10-Q, for the quarters ended September 30, 2007, June 30, 2007 and March 31, 2007;

•	Current Reports on Form 8-K filed on January 28, 2008, January 24, 2008, January 3, 2008, December 20, 2007, December 11, 2007, December 10, 2007, November 19, 2007, August 23, 2007, June 20, 2007, March 23, 2007, February 7, 2007, January 10, 2007 and January 3, 2007; and

•	Registration Statement on Form 8-A, File No. 0-16132, including any amendment filed thereto.

You may request a copy of these filings at no cost by writing or telephoning Celgene at:

Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000

Pharmion

•	Annual Report on Form 10-K, for the fiscal year ended December 31, 2006;

•	Quarterly Reports on Form 10-Q, for the quarters ended September 30, 2007, June 30, 2007 and March 31, 2007; and

•	Current Reports on Form 8-K filed on January 28, 2008, January 24, 2008, January 22, 2008, January 3, 2008, December 7, 2007, November 20, 2007, November 19, 2007, August 21, 2007, June 4, 2007, May 31, 2007, May 16, 2007 and February 9, 2007.

You may request a copy of these filings at no cost by writing or telephoning Pharmion at:

Pharmion Corporation
Attn: Investor Relations
2525 28th Street, Suite 200
Boulder, Colorado 80301
(720) 564-9150

To obtain timely delivery of such information before the special meeting of Pharmion stockholders, you must request such information no later than five business days before March 6, 2008.

Any statements made in a document incorporated by reference in this proxy statement/prospectus is deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement in this proxy statement/prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this proxy statement/prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this proxy statement/prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

ANNEX A

AGREEMENT AND PLAN OF MERGER
by and among
CELGENE CORPORATION,
COBALT ACQUISITION LLC
and
PHARMION CORPORATION
November 18, 2007

A-i

A-ii

A-iii

EXHIBITS
Exhibit A	— Form of Voting Agreement
Exhibit B	— Form of Affiliate Agreement
Exhibit 7.2(d)(1)	— Form of Parent Tax Representations
Exhibit 7.2(d)(2)	— Form of Company Tax Representations

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of November 18, 2007, by and among Celgene Corporation, a Delaware corporation (“Parent”), Cobalt Acquisition LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub”), and Pharmion Corporation, a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in Article IX.

RECITALS

WHEREAS, the Board of Directors of each of the Company and Parent deems it advisable and in the best interests of each such corporation and its stockholders that the Company and Parent engage in a business combination;

WHEREAS, the respective Boards of Directors of Parent and the Company and the managers of Merger Sub have approved this Agreement, the merger of the Company with and into Merger Sub (the “Merger”) and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement, and the Board of Directors of the Company and the managers of Merger Sub have unanimously determined to recommend to their respective stockholders and members the approval and adoption of this Agreement and the Merger and the transactions contemplated hereby, subject to the terms and conditions hereof and in accordance with the provisions of the Delaware General Corporation Law (as amended, the “DGCL”) and the Delaware Limited Liability Company Act (as amended, the “LLCA”);

WHEREAS, for federal income Tax purposes, Parent and the Company intend that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (the “Treasury Regulations”), and, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Code and the corresponding provisions of the Treasury Regulations; and

WHEREAS, as a condition and further inducement to Parent and Merger Sub to enter into this Agreement and incur the obligations set forth herein, certain stockholders of the Company concurrently herewith are entering into a voting agreement with Parent and Merger Sub, in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which each such stockholder has irrevocably agreed to (i) vote in favor of adopting this Agreement and the Merger and approving the transactions contemplated hereby and (ii) grant in favor of, and deliver to, Parent an irrevocable proxy relating to the foregoing;

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained in this Agreement and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

THE MERGER

1.1.  The Merger.  Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL and the LLCA, at the Effective Time, the Company shall be merged with and into Merger Sub. As a result of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving company after the Merger (the “Surviving Company”).

1.2.  Closing.  The closing of the Merger (the “Closing”) shall take place on the second Business Day after the satisfaction or waiver of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions as of the Closing) set forth in Article VII, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the date and time of the Closing being referred to in this

Agreement as the “Closing Date”). The Closing shall be held at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, unless another place is agreed to in writing by the parties hereto. As soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL and the LLCA (the date and time of such filing, or if a later date and time are specified in such filing, such specified later date and time, being the “Effective Time”).

1.3.  Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL and the LLCA. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided in this Agreement, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

1.4.  Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Company, except that the name of the Surviving Company shall be Pharmion LLC, or such other name as Parent may specify, until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Effective Time, the operating agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the operating agreement of the Surviving Company, except that the name of the Surviving Company shall be Pharmion LLC, or such other name as Parent may specify, until thereafter changed or amended as provided therein or by applicable Law.

1.5.  Managers and Officers.  The managers of Merger Sub immediately prior to the Effective Time shall be the initial managers of the Surviving Company, each to hold office in accordance with the certificate of formation and the operating agreement of the Surviving Company. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, each to hold office in accordance with the certificate of formation and the operating agreement of the Surviving Company.

1.6.  Reverse Merger Event.  If the Continuity Percentage is less than 40%, for all purposes in this Agreement, (i) the Merger shall be the merger of Merger Sub with and into the Company, and as a result of such Merger, the separate existence of Merger Sub shall cease and the Company (not Merger Sub) shall be the Surviving Company after the Merger, (ii) at the Effective Time, each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one shares of common stock, par value $.001, of the Surviving Company, (iii) at the Effective Time, the certificate of incorporation and the bylaws of the Company shall be the certificate of incorporation and the bylaws of the Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law, (iv) at the Effective Time, the managers of Merger Sub shall be the directors of the Surviving Company, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company and (v) all parties to this Agreement shall be deemed to have waived the conditions set forth in Sections 7.2(d) and 7.3(d).

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

2.1.  Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion Generally.  Each share of common stock, par value $.001 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1(b) or Section 2.1(e) or as to which appraisal rights are perfected pursuant to Section 2.1(f)) shall be converted into the right to receive (i) that number of validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Stock Portion”) equal to the quotient determined by dividing $47.00 by the Measurement Price and rounding the result to the nearest 1/10,000 of a share (the “Exchange Ratio”); provided, however, that if the Measurement Price is less than $56.15, the Exchange Ratio will be 0.8370 and if the Measurement Price is greater than $72.93, the Exchange Ratio will be 0.6445 and (ii) $25.00 in cash, without interest (the “Cash Portion” and, together with the Stock Portion, the “Merger Consideration”). All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Company Common Stock.

(b) Parent-Owned Shares.  All shares of Company Common Stock owned by Parent or Merger Sub or any of their respective wholly owned Subsidiaries shall be canceled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(c) Merger Sub.  Each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall continue as one membership interest of the Surviving Company, which shall constitute the only outstanding membership interest of the Surviving Company.

(d) Change in Shares.  If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, the Merger Consideration and any adjustments or payments to be made under Section 2.4 and any other number or amount contained herein which is based upon the price of Parent Common Stock, including the Measurement Price, or the number of shares of Company Common Stock or Parent Common Stock, as the case may be, shall be correspondingly adjusted to provide the holders of Company Common Stock, Company Options and other awards under the Company Equity Plans, the same economic effect as contemplated by this Agreement prior to such event; provided that with respect to outstanding Company Options and other awards made under the Company Equity Plans, any such adjustments shall be made only to the extent required under the applicable Company Equity Plan.

(e) Cancellation of Treasury Shares.  Each share of Company Common Stock held in the Company treasury and each share of Company Common Stock, if any, owned by any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(f) Appraisal Rights.  Shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a stockholder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares (“Dissenting Shares”) in accordance with the DGCL, shall not be converted into a right to receive the Merger Consideration, unless such stockholder fails to perfect or withdraws or otherwise loses such stockholder’s right to appraisal. If after the Effective Time such stockholder fails to perfect or withdraws or loses such stockholder’s right to appraisal, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any written demands received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the prior written consent of Parent.

2.2.  Exchange of Certificates.

(a) Exchange Agent.  At or prior to the Effective Time, Parent and/or the Surviving Company shall deposit, or shall cause to be deposited, with American Stock Transfer & Trust Company or another bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, vested Company Options and other vested Company equity awards, for exchange, in accordance with this Article II, through the Exchange Agent, the Merger Consideration, including sufficient certificates representing shares of Parent Common Stock pursuant to Section 2.1(a), and amounts payable to holders of Company Options vested pursuant to Section 2.4(a) and holders of the Company equity awards vested pursuant to Section 2.4(b) (the “Exchange Fund”), in respect of shares of Company Common Stock, vested Company Options and other vested Company equity awards for which Certificates, if any, have been properly delivered to the Exchange Agent. Any portion of the Exchange Fund that remains unclaimed by the former stockholders of the Company or holders of vested Company Options or other vested Company equity awards 180 days after the Effective Time shall be returned to Parent and such security holders shall thereafter look only to Parent for payment of the Merger Consideration, without any interest thereon.

(b) Exchange Procedures.  Promptly (and in any event no more than three Business Days) after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate formerly representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate (other than a Certificate representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

(c) Distributions with Respect to Unexchanged Shares of Parent Common Stock.  No dividends or other distributions declared or made with respect to shares of Parent Common Stock, with a record date after the Effective Time, shall be paid to the holder of any unsurrendered Certificate, unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of abandoned property, escheat or other applicable Laws, following surrender of any such Certificate, there shall be paid to such holder of the certificates representing whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date at or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date at or after the Effective Time but prior to such surrender and a payment date subsequent to such surrender, payable with respect to such whole shares of Parent Common Stock.

(d) Further Rights in Company Common Stock.  The Merger Consideration issued and paid upon conversion of a share of Company Common Stock in accordance with the terms of this Agreement shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such share of Company Common Stock.

(e) Fractional Shares.  No certificates or scrip representing fractional shares of Parent Common Stock will be issued upon the surrender for exchange of Certificates, but in lieu thereof each holder of Company

Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock upon surrender for exchange of Company Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the Measurement Price. Such payment shall occur as soon as practicable after the determination of the amount of cash, if any, to be paid to each holder of Company Common Stock with respect to any fractional shares and following compliance by such holder with the exchange procedures set forth in Section 2.2(b) and in the letter of transmittal. No dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of Parent.

(f) No Liability.  None of Parent, the Surviving Company or the Company shall be liable to any holder of shares of Company Common Stock, Company Options or other Company equity awards for the Merger Consideration from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or other applicable Law.

(g) Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate and any cash in lieu of fractional shares of Parent Common Stock to which the holder thereof is entitled pursuant to Section 2.2(e), without any interest thereon.

(h) Withholding.  Parent, the Surviving Company or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Option such amounts as Parent, the Surviving Company or the Exchange Agent are required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Option in respect of whom such deduction and withholding was made by Parent, the Surviving Company or the Exchange Agent.

2.3.  Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificates, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.2(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

2.4.  Company Options and Other Equity Awards.

(a) Company Options.  At the Effective Time, each unvested Company Option, shall be converted into an option to acquire a number of shares of Parent Common Stock equal to the product (rounded down to the nearest number of whole shares) of (i) the number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective Time, and (ii) the Option Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Effective Time, divided by (B) the Option Exchange Ratio; provided, however, that such conversion shall in all events occur in a manner satisfying the requirements of Sections 409A, 422 and 424 of the Code and Treasury Regulation Section 1.424-1. For purposes of this

Agreement, the “Option Exchange Ratio” shall be the fraction having a numerator equal to the per share Merger Consideration (valuing the Stock Portion of the Merger Consideration at the Measurement Price thereof) and having a denominator equal to the Measurement Price. Except as specifically provided in this Section 2.4(a), following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions as set forth in the applicable Company Equity Plan and any agreements thereunder as were applicable immediately prior to the Effective Time. In addition to the foregoing, Parent shall assume the Company Equity Plans, and the number and kind of shares available for issuance under the Company Equity Plans shall be converted into shares of Parent Common Stock in accordance with the provisions of each applicable Company Equity Plan. At the Effective Time, each vested Company Option shall, by virtue of the Merger and without any action on the part of the holders thereof, the Company, Parent or Merger Sub, be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time, from Parent, the consideration, subject to all applicable income and employment withholding taxes, such holder would have received if such holder had effected a cashless exercise of such vested Company Option immediately prior to the Effective Time and the shares of Company Common Stock issued upon such cashless exercise were converted in the Merger into Merger Consideration pursuant to Section 2.1(a). Such cashless exercise shall be deemed to have been effected by distributing to the holder of each vested Company Option a number of shares of Company Common Stock equal to the number of shares of Company Common Stock subject to each vested Company Option, less the number of shares of Company Common Stock equal in value to the sum of the aggregate exercise price of each vested Company Option plus the aggregate income and employment withholding taxes payable as a result of the deemed exercise of each vested Company Option (measured based on the extent to which the aggregate fair market value of the total number of shares of Company Common Stock issuable under each vested Company Option immediately prior to the Effective Time exceeds the aggregate exercise price of each vested Company Option). The net number of shares of Company Common Stock deemed issued in connection with the deemed cashless exercise of each vested Company Option shall be converted on the Effective Time into the Merger Consideration. Promptly following the date of this Agreement, the Company shall deliver written notice to each holder of a Company Option informing such holder of the effect of the Merger on the Company Options.

(b) Other Company Equity Awards.  Immediately prior to the Effective Time, any then outstanding restricted shares of Company Common Stock or restricted share units held under the Company Equity Plans shall become fully vested, subject to applicable income and employment withholding Taxes. All shares of Company Common Stock then outstanding as a result of the full vesting of the restricted shares of Company Common Stock or the full vesting and payment of shares of Company Common Stock in respect of outstanding restricted share units shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(c) Company ESPP.  As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company’s 2006 Employee Stock Purchase Plan (the “Company ESPP”)) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the Company ESPP: (i) each individual participating in the Offering (as defined in the Company ESPP) in progress as of the date of this Agreement (the “Final Offering”) shall not be permitted (A) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect when the Final Offering commenced, or (B) to make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement; (ii) no individual who is not participating in the Company ESPP as of the date of this Agreement may commence participation in the Company ESPP following the date of this Agreement; (iii) the Final Offering shall end on the earlier to occur of January 31, 2008 and a date that is five days prior to the Effective Time; (iv) each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP as of the end of the Final Offering; and (v) the Company ESPP shall terminate immediately following the end of the Final Offering and no further rights shall be granted or exercised under the Company ESPP thereafter. All shares of Company Common Stock purchased in the Final Offering shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(d) Reservation of Shares; Registration.  Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Options. Promptly after the Effective Time, Parent shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Parent Common Stock subject to Company Options to the fullest extent permitted by Law.

(e) Further Actions.  Prior to the Effective Time, the Company and its Subsidiaries, as applicable, shall use its reasonable best efforts to take any and all actions necessary, including obtaining necessary consents and/or amending and/or interpreting any provisions of the Company Equity Plans or agreements governing the terms and conditions of the Company Options to effectuate the provisions of this Section 2.4 (including approval of the Board of Directors of the Company or an authorized committee thereof).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the disclosure letter delivered to Parent and Merger Sub by the Company on or prior to the date of the execution of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Annual Report on Form 10-K of the Company for the year ended December 31, 2006 (the “Company Form 10-K”), the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K filed with or furnished to the SEC from the date of the filing of the Company Form 10-K to the date of this Agreement (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of such reports and except as expressly provided in Section 3.6 of the Company Disclosure Letter), the Company hereby represents and warrants to Parent and Merger Sub that:

3.1. Organization and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, and the Company has all requisite corporate power and authority to own and operate its properties and to carry on its businesses as now conducted. The Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except where the failure to be so qualified as a foreign corporation would not have, either individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of the Company and each of its Subsidiaries. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws. The Subsidiaries of the Company are not in violation, in any material respect, of any of the provisions of their respective certificates or articles of incorporation or bylaws (or equivalent organizational documents).

3.2. Subsidiaries.  Except as set forth on Section 3.2 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person. There are no contractual obligations of the Company or any of its Subsidiaries to make any loan to, or any investment (in the form of a capital contribution or otherwise) in, any Subsidiary of the Company or any other Person. Each Subsidiary of the Company is either wholly owned by the Company or a Subsidiary or Subsidiaries of the Company as indicated on Section 3.2 of the Company Disclosure Letter. Each outstanding share of capital stock of or other equity interest in each of the Company’s Subsidiaries is owned by the Company or a wholly owned Subsidiary, free and clear of any Liens, except Permitted Liens. Each of the Subsidiaries which should be identified on Section 3.2 of the Company Disclosure Letter is duly organized, validly existing and in good standing (to the extent the concept of good standing is applicable) under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate power and authority to own its properties and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except where the failure to be qualified as a foreign corporation would not have, either individually or in the aggregate, a Company Material Adverse Effect. Section 3.2 of the Company Disclosure Letter sets forth the name, jurisdiction of incorporation or formation and the authorized and outstanding capital stock of each Subsidiary of the Company.

3.3. Authorization; Valid and Binding Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate, on the terms and subject to the conditions of this Agreement, the transactions contemplated by this Agreement, subject in the case of the consummation of the Merger to the adoption of this Agreement by the holders of a majority (assuming the accuracy of the representations and warranties set forth in Section 4.21) of the outstanding shares of Company Common Stock on the record date for the Stockholders’ Meeting (the “Company Stockholder Approval”). All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of the Company hereunder has been taken, subject only to obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement is a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date of this Agreement, the Board of Directors of the Company, subject to Sections 6.2 and 6.4, has unanimously resolved to recommend that the Company’s stockholders adopt this Agreement and approve the Merger (the “Company Recommendation”).

3.4. Governmental Filings; No Violations; Consents and Waivers.

(a) Except as set forth on Section 3.4(a) of the Company Disclosure Letter and for (i) the applicable requirements, if any, of state securities or “blue sky” laws (“Blue Sky Laws”), (ii) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (iii) filings under the Exchange Act and the Securities Act, (iv) any filings required under the rules and regulations of The Nasdaq Stock Market, (v) the filing of the Certificate of Merger pursuant to the DGCL and the LLCA, (vi) the filings outside the United States as set forth on Section 3.4(a) of the Company Disclosure Letter (the “Foreign Filings”), and (vii) any consents, approvals, authorizations, permits, notices, actions or filings, the failure of which to obtain, take or make, would not have, either individually or in the aggregate, a Company Material Adverse Effect, the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement do not (A) require any material authorization, consent, approval, exemption or other action by or notice to any court or Governmental Entity or (B) conflict with or result in a material breach of any Law to which the Company or any of its Subsidiaries are subject.

(b) Except as set forth in Section 3.4(b) of the Company Disclosure Letter, neither the execution, delivery or performance of this Agreement nor the consummation of the Merger by the Company will, directly or indirectly (with or without the giving of notice or the passage of time or both), (i) except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, require any consent under any Company Contract, (ii) except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, if the consents set forth in Section 3.4(b) of the Company Disclosure Letter are obtained prior to the Closing, (A) violate, result in a breach of, conflict with or entitle any other Person to accelerate the maturity or performance under, amend, call a default under, exercise any remedy under, modify, rescind, suspend or terminate, (B) entitle any Person to any right or privilege to which such Person was not entitled immediately before this Agreement or any other agreement or document contemplated by this Agreement was executed under, or (C) create any obligation on the part of the Company or any of its Subsidiary that it was not obligated to perform immediately before this Agreement or any other agreement or document contemplated by this Agreement was executed under, any term of any Company Contract (assuming, as to the Surviving Company, that it was a party thereto immediately before this Agreement was executed), (iii) violate or result in the breach of any term of the certificate of incorporation (or other charter document), by-laws or resolution of the Board of Directors, any committee of the Board of Directors, stockholders or comparable bodies of the Company or any of its Subsidiaries or (iv) except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, result in the amendment, creation, imposition or modification of any Lien other than a Permitted Lien upon or with respect to any of the properties or assets that the Company or any of its Subsidiary owns, uses or purports to own or use.

3.5. Capital Stock.  The authorized capital stock of the Company consists of (a) 10,000,000 shares of preferred stock, of which, as of the date of this Agreement, no share is issued and outstanding and (b) 100,000,000 shares of Company Common Stock, of which, as of the date of this Agreement, 37,321,765 shares (excluding shares issued pursuant to the exercise of Company Options that may have been exercised during the period between November 16, 2007 and the date of this Agreement) were issued and outstanding, and there are outstanding restricted stock units representing 316,098 shares of Company Common Stock. As of the date of this Agreement, there are outstanding Company Options to purchase an aggregate of 2,880,113 shares (including Company Options that may have been exercised during the period between November 16, 2007 and the date of this Agreement) of Company Common Stock. All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Other than as set forth in this Section 3.5 or pursuant to the Company Equity Plans, there is no outstanding, and there has not been reserved for issuance any: (i) share of capital stock or other voting securities of the Company or its Subsidiaries; (ii) security of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or its Subsidiaries; (iii) Company Option or other right or option to acquire from the Company or its Subsidiaries, or obligation of the Company or its Subsidiaries to issue, any shares of capital stock, voting securities or security convertible into or exchangeable for shares of capital stock or voting securities of the Company or its Subsidiaries, as the case may be; or (iv) equity equivalent interest in the ownership or earnings of the Company or its Subsidiaries or other similar right (the items in clauses (i) through (iv) collectively, “Company Securities”). There is no outstanding obligation of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any Company Security. There is no stockholder agreement, voting trust or other agreement or understanding to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries are bound relating to the voting, purchase, transfer or registration of any shares of capital stock of the Company or any of its Subsidiaries or preemptive rights with respect thereto.

3.6. Company SEC Reports.

(a) The Company has filed with or otherwise furnished to the Securities and Exchange Commission (the “SEC”) all material forms, reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2003 (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein, the “Company SEC Reports”). No Subsidiary of the Company is required to file with or furnish to the SEC any such forms, reports, schedules, statements or other documents. As of their respective dates, the Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed (or, if amended, as of the date of such amendment) (i) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Company maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that has been designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) The Company maintains a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) necessary in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by the Exchange Act and the rules promulgated thereunder. The Company’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports.

(d) Since December 31, 2003, the Company has not received any oral or written notification of a (x) “reportable condition” or (y) “material weakness” in the Company’s internal controls over financial reporting. The terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.

(e) The Company has provided to Parent copies of all correspondence sent to or received from the SEC by the Company or its Subsidiaries or their respective counsel or accountants since December 31, 2003. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to Company SEC Reports.

(f) The audited consolidated financial statements included in the Company’s annual report on Form 10-K for the year ended December 31, 2006 and the unaudited consolidated interim financial statements included in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2007 (including any related notes and schedules) and the other financial statements included in the Company SEC Reports fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods set forth therein, and in each case were prepared in conformity with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto and subject, in the case of financial statements for quarterly periods, to normal year-end adjustments not material in amount). The books of account and other financial records of the Company and each of its Subsidiaries are true and complete in all material respects and reflect only actual transactions.

(g) There is no liability or obligation of the Company or any of its Subsidiaries (whether accrued, contingent, absolute, determined or determinable) other than: (i) liabilities or obligations disclosed or provided for in the unaudited consolidated balance sheet of the Company as of September 30, 2007 or disclosed in the notes thereto (the “Company Current Balance Sheet”); (ii) liabilities or obligations incurred after September 30, 2007 in the ordinary course of the Company’s business; (iii) liabilities incurred in connection with the transactions contemplated by this Agreement or disclosed on Section 3.6 of the Company Disclosure Letter; (iv) liabilities under any agreement, lease, note, mortgage, indenture or other obligation of the Company or any of its Subsidiaries, which is not in violation of the terms of this Agreement; and (v) other liabilities or obligations which would not, either individually or in the aggregate, have a Company Material Adverse Effect.

3.7. Absence of Certain Changes or Events.  Since September 30, 2007 and prior to the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice. Since September 30, 2007, (a) there has not been any Company Material Adverse Effect and (b) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1.

3.8. Title to Properties.

(a) The Company or one of its Subsidiaries owns good and marketable title to, or holds pursuant to valid and enforceable leases, all of the material personal property shown to be owned by them on the Company Current Balance Sheet, free and clear of all Liens, except for Permitted Liens or other imperfections of title, if any, that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect. All material personal property shown to be owned by the Company and its Subsidiaries on the Company Current Balance Sheet have been maintained in accordance with the Company’s and its Subsidiaries’ normal practices and are in usable condition for the operation of the Company’s and its Subsidiaries’ businesses, ordinary wear and tear excepted.

(b) Neither the Company nor any of its Subsidiaries owns, or ever has owned, any real property.

(c) The real property demised by the leases described on Section 3.8(c) of the Company Disclosure Letter (the “Company Leased Real Property”) constitutes all of the real property leased by the Company and its Subsidiaries. Except as set forth on Section 3.8(c) of the Company Disclosure Letter, the Company Leased Real Property leases are in full force and effect, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights Laws or general principles of equity. As of the date of this Agreement, neither the Company nor any Subsidiary is in default in any material respect under any of such leases.

3.9. Tax Matters.  The Company and its Subsidiaries have filed all material Tax Returns that are required to be filed by them (taking into account any extensions of time to file that have been duly perfected). All such Tax Returns were true, correct and complete in all material respects when filed. All material Taxes have been fully paid or properly accrued. The provision for Taxes on the Company Current Balance Sheet is sufficient in all material respects for all accrued and unpaid Taxes as of the date thereof and all material Taxes which the Company or any Subsidiary of the Company is obligated to withhold from amounts owing to any employee, creditor or third party have been fully paid or properly accrued. There are no Liens with respect to any Taxes upon any of the Company’s or its Subsidiaries’ assets, other than (i) Taxes, the payment of which is not yet due, or (ii) Taxes or charges being contested in good faith by appropriate proceedings. The Company and its Subsidiaries have complied in all material respects with all Laws, rules and regulations relating to the payment and withholding of Taxes, and are not liable for any such Taxes in a material amount or for failure to comply with such Laws, rules and regulations. There are no audits, claims, assessments, levies, administrative or judicial Proceedings pending against the Company or any Subsidiary by any tax authority. Since January 1, 2003, neither the Company nor any Subsidiary has received written notice of any claim made by any Governmental Entity in a jurisdiction where the Company or such Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction. There is no outstanding agreement, waiver or consent providing for an extension of the statutory period of limitations with respect to any material Taxes or Tax Returns of the Company or any Subsidiary, and no power of attorney granted by the Company or any Subsidiary with respect to any material Tax matter is currently in force. Neither the Company nor any Subsidiary is a party to or is otherwise bound by any agreement providing for the allocation or sharing of Taxes or has any obligation or liability under any such agreement to which it was once a party or otherwise bound, other than any obligation arising under a loan or credit agreement or under any contract entered into in the ordinary course of business that provides for the gross-up of a payment. Neither the Company nor any Subsidiary is a party to a “reportable transaction” as defined in Section 6011 of the Code or the regulations thereunder. Neither the Company nor any of its Subsidiaries has been or is required to make any material adjustment pursuant to section 481(a) of the Code or any similar provision of state, local or foreign tax law by reason of any change in any accounting method, there is no application pending with any taxing authority requesting permission for any change in any material accounting method for Tax purposes and no taxing authority has proposed any such adjustment or change in accounting method. Neither the Company nor any of its Subsidiaries has any liability for Taxes of any person (other than the Company and its Subsidiaries) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee or successor. There are no tax rulings, requests for rulings or closing agreements relating to the Company or any of its Subsidiaries that could affect their liability for material Taxes for any period after the Closing Date. Neither the Company nor any of its Subsidiaries will be required to include in the gross income of a taxable period ending after the Closing Date material income or gain attributable to cash received, or an account receivable that arose, in a prior taxable period and that was not recognized in that prior taxable period, as a result of the installment method, the completed contract method or the cash method of accounting or any other method of accounting or section 263A of the Code. All copies of federal and state income or franchise Tax Returns that the Company has made available to Parent are true and complete copies. Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not, nor was it or will it be, at any time during the five-year period ending on the date on which the Effective Time occurs, a “United States real property holding corporation” within the meaning of section 897(c) of the Code.

3.10. Material Contracts.

(a) Section 3.10 of the Company Disclosure Letter contains a complete and accurate list of the Company Contracts as of the date hereof. All the Company Contracts that are required to be described in the Company SEC Reports or required to be filed as exhibits thereto have been described or filed as required.

(b) Each of the Company Contracts is a valid and binding obligation of the Company (or the Subsidiaries of the Company party thereto), and to the Company’s knowledge, the other parties thereto, enforceable against the Company and its Subsidiaries and, to the Company’s knowledge, the other parties thereto in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, arrangement or similar Laws affecting creditors’ rights generally and by general principles of equity.

(c) Neither the Company nor any of its Subsidiaries is, nor to the Company’s knowledge is any other party, in breach, default or violation (and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Company Contract to which the Company or any of its Subsidiaries is now a party, or by which any of them or any of their respective properties or assets may be bound, except for breaches, defaults or violations that would not have, either individually or in the aggregate, a Company Material Adverse Effect.

3.11. Intellectual Property.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true, correct, and complete list of all material registered or applied for Company Intellectual Property Rights that are owned by the Company or any of its Subsidiaries. To the Company’s knowledge, the Company or any of its Subsidiaries, unless otherwise stated in Section 3.11(a) of the Company Disclosure Letter, is the sole and exclusive beneficial and record owner of all such Company Intellectual Property Rights and all such Company Intellectual Property Rights are subsisting and have not been declared invalid and/or unenforceable, except where (i) the failure to so own such rights, (ii) the failure of such rights to be subsisting, or (iii) declarations of invalidity and/or unenforceability, either individually or in the aggregate, would not have a Company Material Adverse Effect.

(b) To the Company’s knowledge, the Company and each of its Subsidiaries owns, or is licensed or otherwise possesses sufficient legally enforceable rights to use all Company Intellectual Property Rights, free and clear of all Liens, except for any such failures to own, be licensed, possess or enforce that, either individually or in the aggregate, would not have a Company Material Adverse Effect.

(c) Except as set forth in Section 3.11(c) of the Company Disclosure Letter, to the Company’s knowledge, (A) neither the use of any Company Intellectual Property Rights by the Company or its Subsidiaries nor the conduct of the business of the Company or its Subsidiaries conflicts with, infringes upon, violates or interferes with, or constitutes an appropriation of any right, title, interest or goodwill, including any valid patent, trademark, trade name, service mark or copyright or other intellectual property right of any other Person and (B) neither the Company nor any of its Subsidiaries has received written notice of any claim by third parties or otherwise has knowledge that any Company Intellectual Property Right is invalid or unenforceable, except where the failure to be valid or enforceable would not, either individually or in the aggregate, have a Company Material Adverse Effect.

(d) Except as set forth in Section 3.11(d) of the Company Disclosure Letter, to the Company’s knowledge, no Person materially conflicts with, infringes upon, violates or interferes with, or otherwise misappropriates any material Company Intellectual Property Right owned by the Company or any of its Subsidiaries, and there is no such Proceeding threatened or pending by the Company or any of its Subsidiaries.

(e) The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of any Company Intellectual Property Right or payment of any additional amounts with respect to any Company Intellectual Property Right, except, in each case, as would not, either individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth in Section 3.11(e) of the Company

Disclosure Letter, the consummation of the transactions contemplated hereby will not require the consent of any other Person in respect of any material Company Intellectual Property Right.

3.12. Litigation.  Except as set forth in Section 3.12 of the Company Disclosure Letter, there is no action, suit, hearing, claim, investigation, arbitration or proceeding (“Proceeding”) pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or their respective assets or properties, or their respective officers and directors, in their capacity as such, before or by any court, arbitrator or Governmental Entity that, if adversely determined, would reasonably be expected to have a Company Material Adverse Effect or, as of the date of this Agreement, which challenges this Agreement or the transactions contemplated by this Agreement. There is no unsatisfied judgment or award, decision, decree, injunction, rule or order of any Governmental Entity, court or arbitrator outstanding against the Company or any of its Subsidiaries that would reasonably be expected to materially and adversely affect the Company’s ability to consummate the transactions contemplated by this Agreement.

3.13. Company Employee Benefit Plans.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) other than any Foreign Plan, “employee benefit plans” within the meaning of Section 3(3) of ERISA, all medical, dental, life insurance, flexible reimbursement equity accounts, equity (including the Company Equity Plans and the Company ESPP), bonus (sales incentive, short and long term) or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, relocation and expatriate policies, and any other material plans, agreements (including employment, consulting and collective bargaining agreements), policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (each a “Company Plan,” and collectively, the “Company Plans”), and (ii) all material employee benefit plans, policies, agreements or arrangements mandated by a government other than the United States or that are subject to the Laws of a jurisdiction outside of the United States (each, a “Foreign Plan,” and collectively, the “Foreign Plans”), in each case either (A) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company, its Subsidiaries or any of their respective ERISA Affiliates on behalf of any employee, officer, director, stockholder or other service provider of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (B) with respect to which the Company, its Subsidiaries or any of their respective ERISA Affiliates has any obligation on behalf of any such employee, officer, director, stockholder or other service provider or beneficiary.

(b) The Company has made available to Parent: (i) copies of all material documents setting forth the terms of each Company Plan and Foreign Plan, including all amendments thereto and all related trust documents; (ii) the three most recent annual reports (Form Series 5500), summary annual reports, discrimination testing results, if any, required under ERISA or the Code in connection with each Company Plan; (iii) the most recent actuarial reports (if applicable) for all Company Plans; (iv) the most recent summary plan description, if any, required under ERISA with respect to each Company Plan and Foreign Plan; (v) all material written contracts, instruments or agreements relating to each Company Plan and Foreign Plan, including administrative service agreements and group insurance contracts; (vi) the most recent IRS determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code; (vii) all filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program; and (viii) with respect to any Company Plan that is a health plan, dental plan or health care reimbursement plan, documentation supporting adoption of the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations promulgated thereunder.

(c) None of the Company, its Subsidiaries, any of their respective ERISA Affiliates or any of their respective predecessors has ever contributed to, contributes to, has ever been required to contribute to, or otherwise participated in or participates in or in any way, directly or indirectly, has any liability with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the

Code) or any “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 or 4069 of ERISA.

(d) With respect to each of the Company Plans and the Foreign Plans (as applicable), except as set forth on Section 3.13(d) of the Company Disclosure Letter: (i) each Company Plan intended to qualify under Section 401(a) of the Code has received a determination letter from the IRS, or is subject to an opinion letter, upon which it may rely regarding its qualified status under the Code for all statutory and regulatory changes with respect to plan qualification requirements for which the IRS will issue such a letter and nothing has occurred, whether by action or by failure to act, that caused or could cause the loss of such qualification or the imposition of any material penalty or Tax liability; (ii) all payments required by each Company Plan and each Foreign Plan, any collective bargaining agreement or other agreement, or by Law (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made or provided for by the Company or its Subsidiaries in accordance with the provisions of each of the Company Plans, applicable Law and GAAP (if applicable); (iii) no Proceeding has been threatened in writing, asserted, instituted or, to the knowledge of the Company, is anticipated against or relating to any of the Company Plans or the Foreign Plans (other than non-material routine claims for benefits and appeals of such claims) or any of the assets of any trust of any of the Company Plans or the Foreign Plans; (iv) each Company Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law, including ERISA and the Code; (v) none of the Company, any of its Subsidiaries or, to the Company’s knowledge, any third party, has engaged in a non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, with respect to the Company Plans and no such “prohibited transaction” with respect to the Company Plans is reasonably expected to occur as a result of any action or inaction by the Company, any of its Subsidiaries or, to the Company’s knowledge, any third party; (vi) no Company Plan is under, and neither the Company nor its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any material Tax or penalty; (vii) no Company Plan or Foreign Plan provides post-retirement health and welfare benefits to any current or former employee of the Company or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law; and (viii) there are no loans by the Company or any of its Subsidiaries to any of their respective employees, officers, directors or other service providers outstanding, and there have never been any loans by the Company or any of its Subsidiaries in violation of Section 402 of Sarbanes-Oxley.

(e) With respect to each Foreign Plan: (i) each Foreign Plan has been maintained and operated in all material respects in accordance with the applicable plan document and all applicable Laws and other requirements, and if intended to qualify for special tax treatment, satisfies all requirements for such treatment; and (ii) no Foreign Plan is under, and neither the Company nor any of its Subsidiaries has received any notice of, an audit or investigation by any Governmental Entity, and no such completed audit, if any, has resulted in, the imposition of any material penalty or material Tax liability.

(f) Except as set forth on Section 3.13(f) of the Company Disclosure Letter: (i) the consummation of the Merger alone, or in combination with a termination of any employee, officer, director, stockholder or other service provider of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries (where such termination event would not alone have an effect described in this clause (i)), will not give rise to any liability under any Company Plan or Foreign Plan, including liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, officer, director, stockholder or other service provider of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries; (ii) no amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Merger, by any employee, officer, director, stockholder or other service provider of the Company or its Subsidiaries under any Company Plan, Foreign Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code. The Company has provided the following to Parent: (i) the preliminary estimated maximum amount that could be paid to each “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G – 1) in connection with the Merger under all employment, severance and termination agreements, other compensation arrangements and Company Plans currently in effect, assuming that the individual’s employment with the Company or its Subsidiaries is terminated immediately following the Effective Time and (ii) the “base amount” (as defined in Section 280G(b)(e) of the Code) for each such individual as of the date of this Agreement. Within 15 Business Days following the date of this Agreement, the Company will provide final estimates of the aforementioned information to Parent.

(g) None of the Company, its Subsidiaries, any of their respective ERISA Affiliates has made any promises or commitments, whether legally binding or not, to create any additional Company Plan, Foreign Plan, agreement or arrangement, or to modify or change in any material way any existing Company Plan or Foreign Plan (other than to bring any Company Plan into compliance with Section 409A of the Code, as set forth in Section 3.13(f) of the Company Disclosure Letter).

(h) Each Company Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning January 1, 2005 through the date hereof.

(i) Except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, any individual who performs services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or its Subsidiaries is not an employee under applicable Law or for any purpose including for Tax withholding purposes or Company Plan purposes. The Company and its Subsidiaries have no material liability by reason of an individual who performs or performed services for the Company or its Subsidiaries in any capacity being improperly excluded from participating in a Company Plan. Each employee of the Company and its Subsidiaries has been properly classified as “exempt” or “non-exempt” under applicable Law.

(j) Each Company Option (i) has an exercise price at least equal to the fair market value of Company Common Stock on the date of the grant, (ii) no Company Option has had its exercise date or grant date delayed or “back-dated,” and (iii) all Company Options have been issued in compliance in all material respects with all applicable Laws and properly accounted for in all material respects in accordance with GAAP. Section 3.13(j) of the Company Disclosure Letter sets forth a complete and accurate list, as of November 15, 2007, of: (x) all Company Equity Plans, indicating for each Company Equity Plan the number of shares of Company Common Stock authorized for issuance under such Company Equity Plans, the number of shares of Company Common Stock reserved for future issuance under such Company Equity Plan, and the number of shares of Company Common Stock available for future issuance under such Company Equity Plan, and (y) all holders of outstanding Company Options or other equity awards, indicating with respect to each Company Option or other award the Company Equity Plan under which it was granted, the number of shares of Company Common Stock subject to such Company Option or other award, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto), as applicable. All of the shares of capital stock of the Company subject to Company Options or other equity awards will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.

3.14. Insurance.  Section 3.14 of the Company Disclosure Letter lists each material insurance policy maintained by the Company and its Subsidiaries. All of such insurance policies are in full force and effect, and neither the Company nor any Subsidiary is in material default with respect to its obligations under any of such insurance policies.

3.15. Compliance with Laws; Permits.

(a) Except as set forth on Section 3.15(a) of the Company Disclosure Letter or except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all Laws applicable to the Company and its Subsidiaries, including the Laws enforced and regulations issued by the DEA, the Department of Health and Human Services and its constituent agencies, the FDA, the Centers for Medicare & Medicaid Services, and Office of Inspector

General, including the anti-kickback Law (Social Security Act § 1128B(b)) and analogous Laws of the various states, the drug price reporting requirements of titles XVIII and XIX of the Social Security Act, the federal False Claims Act (31 U.S.C. § 3729 et seq.), the federal Social Security Act, the federal False Statements Act, the federal Program Fraud Civil Penalties Act, the federal Health Insurance Portability and Accountability Act, and analogous federal and state Laws, and the Laws precluding off-label marketing of drugs. Except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, to the Company’s knowledge, neither the Company nor any of its Subsidiaries is under investigation with respect to, nor has the Company nor any of its Subsidiaries been threatened in writing to be charged with or been given written notice of any violation of, any applicable Law.

(b) Except as set forth on Section 3.15(b) of the Company Disclosure Letter or except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has and maintains in full force and effect, and is in compliance with, all Permits necessary for each of the Company and its Subsidiaries to carry on its business as currently conducted and to own and operate its properties and (ii) neither the Company nor any of its Subsidiaries has received written notice that the Person issuing or authorizing any such Permit intends to terminate, or will refuse to renew or reissue, any such Permit upon its expiration.

(c) Since the enactment of the Sarbanes-Oxley Act, each of the Company and its Subsidiaries has been and are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market.

(d) Neither the Company, its Subsidiaries, nor, to the knowledge of the Company, any individual employed or engaged by the Company or its Subsidiaries has had criminal culpability under, has been fined by, or has been excluded, debarred, terminated or suspended, or received notice of any proceeding to exclude debar, terminate or suspend from participation in, the health insurance program administered under Title XVIII of the Social Security Act (“Medicare”), any state program for medical assistance administered under Title XIX of the Social Security Act (“Medicaid”), any other federal health care program (as defined in 42 U.S.C. § 1320a-7b(f)), any other State sponsored reimbursement program, or any other health insurance program operated or maintained by a third party payor (each such program, a “Medical Reimbursement Program”). To the Company’s knowledge, neither the Company, its Subsidiaries, nor any individual employed or engaged by Company or its Subsidiaries, is under investigation by the Office of the Inspector General of the United States Department of Health and Human Services (“OIG”) or any other Governmental Entity.

(e) Except as set forth on Section 3.15(e) of the Company Disclosure Letter, to the Company’s knowledge, there are no Medical Reimbursement Program compliance matters that currently have, have had or would reasonably be expected to have, a Company Material Adverse Effect.

(f) The marketing practices, billing and reporting policies, arrangements, protocols and instructions of the Company and its Subsidiaries comply in all material respects with the requirements of each Medical Reimbursement Program and applicable Law in all material respects.

3.16. Regulatory Compliance.

(a) All Pharmaceutical Products that are subject to the jurisdiction of the FDA are being developed, manufactured, labeled, stored, tested, marketed, promoted and distributed in compliance with all applicable requirements under the Federal Food, Drug and Cosmetic Act of 1938, as amended, the Public Health Service Act of 1944, as amended (the “PHSA”), and their implementing regulations, and all similar regulatory requirements, including those relating to investigational use, pre-market clearance and applications or abbreviated applications to market a new Pharmaceutical Product, except for any noncompliance that would not have, either individually or in the aggregate, a Company Material Adverse Effect. As used in this Agreement, the term “Pharmaceutical Products” means all biological and drug candidates, compounds or products being researched, tested, developed, manufactured or distributed by the Company or any of its Subsidiaries. All Pharmaceutical Products that are subject to the jurisdiction of the European Medicines Agency (“EMEA”) or any other foreign Governmental Entity are being developed, labeled, stored, tested and distributed in compliance with all applicable requirements under applicable foreign law and the regulatory requirements of the EMEA or such other foreign Governmental Entities, as the case may be, including those relating to investigational use, pre-market clearance and applications or abbreviated applications to market a new Pharmaceutical Product, except for any noncompliance that would not have, either individually or in the aggregate, a Company Material Adverse Effect.

(b) All preclinical studies (when required by applicable Law) and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company and its Subsidiaries have been, and are being, conducted in material compliance with the requirements of Good Laboratory Practice and Good Clinical Practice and all requirements relating to protection of human subjects contained in Title 21, Parts 50, 54, and 56 of the United States Code of Federal Regulations (“C.F.R.”), and all applicable similar regulatory requirements of the EMEA and other foreign Governmental Entities, except for any noncompliance that would not have, either individually or in the aggregate, a Company Material Adverse Effect.

(c) To the knowledge of the Company, all manufacturing operations conducted for the benefit of the Company and its Subsidiaries have been and are being conducted in material compliance with FDA’s current Good Manufacturing Practice regulations for drug and biological products and all applicable similar regulatory requirements of the EMEA and any other foreign Governmental Entities, except for any noncompliance that would not have, either individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with all registration and listing requirements set forth in 21 United States Code (“U.S.C.”) § 360 and 21 C.F.R. Part 207 and all similar Laws, except for any noncompliance that would not have, either individually or in the aggregate, a Company Material Adverse Effect.

(d) No Pharmaceutical Product has been recalled, suspended, or discontinued as a result of any action by the FDA, EMEA or any other foreign Governmental Entity, by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any licensee, distributor or marketer of any Pharmaceutical Product, in the United States or outside of the United States.

(e) Neither the Company nor any of its Subsidiaries has received any notice from the FDA, EMEA or any other foreign Governmental Entity that it has commenced, or threatened to initiate, any action to withdraw approval, place sales or marketing restrictions on or request the recall of any Pharmaceutical Product, or that it has commenced, or threatened to initiate, any action to enjoin or place restrictions on the production of any Pharmaceutical Products.

(f) Since January 1, 2006, the Company has reported, in accordance with applicable Law, the occurrence of all serious adverse events with respect to any patients participating in clinical trials sponsored by the Company or any of its Subsidiaries.

(g) As to the Pharmaceutical Products of the Company and its Subsidiaries for which a biological license application, new drug application, investigational new drug application or similar state or foreign regulatory application has been approved, the Company and its Subsidiaries are in compliance with all Laws applicable to the Company or its Subsidiaries, and all terms and conditions of such licenses or applications, except for any noncompliance that would not have, either individually or in the aggregate, a Company Material Adverse Effect.

3.17. Product Registration Files.  The product registration files and dossiers of the Company and each of its Subsidiaries have been maintained, in all material respects, in accordance with applicable Law. To the knowledge of the Company, the filings made by the Company and its Subsidiaries for regulatory approval or registration of the candidates, compounds or products of the Company or any of its Subsidiaries were, at the time of such filings, true and correct in all material respects.

3.18. Environmental Matters.  Other than exceptions to any of the following that, either individually or in the aggregate, would not have a Company Material Adverse Effect:

(a) All of the operations of the Company, its Subsidiaries and their respective assets, including any operations at or from any Company Leased Real Property or, to the Company’s knowledge, any real property formerly used, leased, occupied, managed or operated by the Company or any of its Subsidiaries (the “Former

Company Real Property”), comply, and have at all times during the Company’s or any of its Subsidiaries’ lease, use, occupancy, management or operation complied, with all applicable Environmental Laws. Neither the Company nor any of its Subsidiaries, or, to the knowledge of the Company, any other Person, has engaged in, authorized, allowed or suffered any operations or activities upon any of the Company Leased Real Property or Former Company Real Property for the purpose of or in any way involving the handling, manufacture, treatment, processing, storage, use, generation, release, discharge, emission, dumping or disposal of any Hazardous Substances at, on or under the Company Leased Real Property or the Former Company Real Property, except in compliance with all applicable Environmental Laws.

(b) Neither the Company Leased Real Property nor to the knowledge of the Company, the Former Company Real Property contains any Hazardous Substances in, on, over, under or at it in concentrations which would impose liability or obligations on the Company or any Subsidiary under any applicable Environmental Laws for any investigation, corrective action, remediation or monitoring of Hazardous Substances in, on, over, under or at such Company Leased Real Property or any Former Company Real Property. None of such Company Leased Real Property nor, to the knowledge of the Company, any Former Company Real Property, is listed or proposed for listing on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., or any similar inventory of sites requiring investigation or remediation maintained by any state. Neither the Company nor any of the Company’s Subsidiaries has received any written notice from any Governmental Entity or other Person of any actual or threatened Environmental Liabilities with respect to the Company, its Subsidiaries, the Company Leased Real Property, or the conduct of the business of the Company or any of its Subsidiaries, except for such matters which have been resolved.

(c) The Company has provided to Parent all environmental reports, assessments, audits, studies, investigations, data and other written environmental information in its custody, possession or control concerning the Company, its Subsidiaries, and their respective assets and the Company Leased Real Property and Former Company Real Property.

(d) To the Company’s knowledge, neither the Company nor any of its Subsidiaries has expressly by contract, or, to the knowledge of the Company, by operation of Law or otherwise, assumed or succeeded to any Environmental Liabilities of any predecessors or any other Person.

3.19. Affiliated Transactions.  Except as set forth on Section 3.19 of the Company Disclosure Letter, the Company has no knowledge that any current officer, director or Affiliate of the Company is a party to any material agreement, contract, commitment or transaction with the Company or its Subsidiaries or has any material interest in any material property used by the Company or its Subsidiaries or in a Person that is a party to any Company Contract that would be required to be disclosed under Item 404 of Regulation S-K.

3.20. Labor and Employment Matters.  Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement and there are no labor unions, works councils or other organizations representing, purporting to represent or attempting to represent any employee of the Company or any of its Subsidiaries. No strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred, or, to the knowledge of the Company, has been threatened or is anticipated with respect to any employee of the Company or any of its Subsidiaries. There are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending, threatened or, to the knowledge of the Company, anticipated with respect to any employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act, 29 U.S.C. § 151 et seq., or as governed by relevant Laws of each country in which the Company or any of its Subsidiaries conducts business, except as would not have, either individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration, collective bargaining, and the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2109 et seq. or the regulations promulgated thereunder (the “WARN Act”). There are no outstanding claims of harassment, discrimination, retaliatory act or similar actions against any employee, officer or director of the Company or any of its Subsidiaries and, to the knowledge of the Company, no facts exist that could reasonably be expected to give rise to such claims or actions. The Company and its Subsidiaries are not required to have, and do not have, any affirmative action plans or programs. To the Company’s knowledge, no employees of the Company or any of its Subsidiaries are in any material respect in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others.

3.21. Brokerage.  Except for Banc of America Securities LLC, no Person is entitled to any brokerage, finder’s or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company for which Parent or Company could become liable or obligated. A true and complete copy of the agreement between the Company and Banc of America Securities LLC has been provided to Parent.

3.22. Opinion of Company’s Financial Advisor.  The Company’s Board of Directors has received an opinion from Banc of America Securities LLC to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Common Stock (other than Parent and its Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders.

3.23. Vote Required.  Assuming the accuracy of the representations and warranties set forth in Section 4.21, the Company Stockholder Approval is the only vote of any class or series of the capital stock of the Company required to approve this Agreement and the transactions contemplated by this Agreement.

3.24. Takeover Statutes.  Assuming the accuracy of the representations and warranties set forth in Section 4.21, the Board of Directors of the Company has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) or any other Law will not apply to Parent in connection with the execution and delivery of this Agreement and the Voting Agreement, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Voting Agreement.

3.25.  No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company and its Subsidiaries and Parent shall be entitled to rely on such representations and warranties, notwithstanding any due diligence investigation conducted by Parent or Parent’s Representatives or any other knowledge of Parent with respect to the Company or the Company’s business. The Company disclaims any representation or warranty, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or representatives, that is not contained in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth on the disclosure letter delivered to the Company by Parent and Merger Sub on or prior to the date of the execution of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Annual Report on Form 10-K of Parent for the year ended December 31, 2006 (the “Parent Form 10-K”), the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K of Parent filed with or furnished to the SEC from the date of the filing of the Parent Form 10-K to the date of this Agreement (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of such reports and except as expressly provided in Section 4.6 of the Parent Disclosure Letter), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

4.1.  Organization and Qualification.  Parent is a corporation and Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware. Parent has all requisite corporate power and authority and Merger Sub has all requisite limited liability company power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of Parent and Merger Sub is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except where the failure to be so qualified as a foreign corporation would not have, either individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of Parent and Merger Sub. Parent is not in violation of any of the provisions of its certificate of incorporation or bylaws and Merger Sub is not in violation of any of the provisions of its certificate of formation or operating agreement.

4.2.  Subsidiaries.  Except as set forth on Section 4.2 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person. There are no contractual obligations of Parent or any of its Subsidiaries to make any loan to, or any investment (in the form of a capital contribution or otherwise) in, any Subsidiary of Parent or any other Person. Each Subsidiary of Parent is either wholly owned by Parent or a Subsidiary or Subsidiaries of Parent. Each outstanding share of capital stock of or other equity interest in each of Parent’s Subsidiaries is owned by Parent or a Subsidiary of Parent. Each of the Subsidiaries identified on Section 4.2 of the Parent Disclosure Letter is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate power and authority to own its properties and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except where the failure to be qualified as a foreign corporation would not have, either individually or in the aggregate, a Parent Material Adverse Effect. Section 4.2 of the Parent Disclosure Letter sets forth the name, jurisdiction of incorporation or formation of each Subsidiary of Parent.

4.3.  Authorization; Valid and Binding Agreement.  Parent has all necessary corporate power and authority and Merger Sub has all necessary limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate, on the terms and subject to the conditions of this Agreement, the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and assuming that this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date of this Agreement, the Board of Directors of each of Parent and Merger Sub has approved and adopted the execution, delivery and performance of this Agreement and consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement and Parent, acting as the sole member of Merger Sub, has approved this Agreement. No vote (or consent) of the holders of any class or series of Parent’s capital stock or other securities is necessary to approve the issuance of shares of Parent Common Stock pursuant to this Agreement or any of the transactions contemplated hereby, including the Merger. Neither the execution, delivery or performance by Parent or Merger Sub of this Agreement and any other agreement or document related to the transactions contemplated by this Agreement nor the consummation of the Merger, will, directly or directly, violate or result in the breach of any term of the certificate of incorporation or bylaws of Parent or any organizational document of Merger Sub.

4.4.  Governmental Filings; No Violations; Consents and Waivers.

(a) Except as set forth on Section 4.4(a) of the Parent Disclosure Letter and for (i) the applicable requirements of Blue Sky Laws, (ii) the pre-merger notification requirements of the HSR Act, (iii) filings under the Exchange Act and the Securities Act, (iv) any filings required under the rules and regulations of The Nasdaq Stock Market, (v) the filing of the Certificate of Merger pursuant to the DGCL and the LLCA, (vi) the Foreign Filings, and (vii) any consents, approvals, authorizations, permits, notices, actions or filings, the failure of which to obtain, take or make, would not have, either individually or in the aggregate, a Parent Material Adverse Effect, the execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated by this Agreement do not (A) require any material authorization, consent, approval, exemption or other action by or notice to any court or Governmental Entity or (B) conflict with or result in a material breach of any Law to which Parent or any of its Subsidiaries are subject.

(b) Neither the execution, delivery or performance of this Agreement nor the consummation of the Merger by Parent will, directly or indirectly (with or without the giving of notice or the passage of time or both), (i) except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, require any consent under any Parent Contract, (ii) except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, if the consents set forth in Section 4.4(b) of the Parent Disclosure Letter are obtained prior to the Closing, (A) violate, result in a breach of, conflict with or entitle any other Person to accelerate the maturity or performance under, amend, call a default under, exercise any remedy under, modify, rescind, suspend or terminate, (B) entitle any Person to any right or privilege to which such Person was not entitled immediately before this Agreement or any other agreement or document contemplated by this Agreement was executed under, or (C) create any obligation on the part of Parent or any of its Subsidiary that it was not obligated to perform immediately before this Agreement or any other agreement or document contemplated by this Agreement was executed under, any term of any Parent Contract (assuming, as to the Surviving Company, that it was a party thereto immediately before this Agreement was executed), (iii) violate or result in the breach of any term of the certificate of incorporation (or other charter document), by-laws or resolution of the Board of Directors, any committee of the Board of Directors, stockholders or comparable bodies of Parent or any of its Subsidiaries or (iv) except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, result in the amendment, creation, imposition or modification of any Lien other than a Permitted Lien upon or with respect to any of the properties or assets that Parent or any of its Subsidiary owns, uses or purports to own or use.

4.5.  Capital Stock.  The authorized capital stock of Parent consists of (a) 5,000,000 shares of preferred stock, par value $.01 per share, of which, as of the date of this Agreement, no shares are issued and outstanding and (b) 575,000,000 shares of Parent Common Stock, of which, as of the date of this Agreement, 385,998,220 shares were issued and outstanding. As of the date of this Agreement, there are outstanding options to purchase an aggregate of 33,121,015 shares of Parent Common Stock. All outstanding shares of Parent Common Stock and the shares of Parent Common Stock constituting the Stock Portion have been duly authorized and all outstanding shares of Parent Common Stock are, and the shares of Parent Common Stock constituting the Stock Portion, upon issuance in accordance with the terms hereof, will be, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.5 or on Section 4.5 of the Parent Disclosure Letter and other than pursuant to the Parent’s equity compensation plans, there are no outstanding, and there have not been reserved for issuance any: (i) shares of capital stock or other voting securities of Parent or its Subsidiaries; (ii) securities of Parent or its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Parent or its Subsidiaries; (iii) options or other rights to acquire from Parent or its Subsidiaries, or obligations of Parent or its Subsidiaries to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of Parent or its Subsidiaries, as the case may be; or (iv) equity equivalent interests in the ownership or earnings of Parent or its Subsidiaries or other similar rights (the items in clauses (i) through (iv) collectively, “Parent Securities”). There are no outstanding obligations of Parent or its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries are bound relating to the voting, purchase, transfer or registration of any shares of capital stock of Parent or any of its Subsidiaries or preemptive rights with respect thereto.

4.6.  Parent SEC Reports.

(a) Parent has filed with or otherwise furnished to the SEC all material forms, reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2003 (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein, the “Parent SEC Reports”). No Subsidiary of Parent is required to file with or furnish to the SEC any such forms, reports, schedules, statements or other documents. As of their respective dates, the Parent SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed (or, if amended, as of the date of such amendment) (i) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Reports, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Parent maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that has been designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Parent maintains a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) necessary in order for the Chief Executive Officer and Chief Financial Officer of Parent to engage in the review and evaluation process mandated by the Exchange Act and the rules promulgated thereunder. Parent’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports.

(d) Since December 31, 2003, Parent has not received any oral or written notification of a (x) “reportable condition” or (y) “material weakness” in Parent’s internal controls over financial reporting. The terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.

(e) Parent has provided to the Company copies of all correspondence sent to or received from the SEC by Parent or its Subsidiaries or their respective counsel or accountants since December 31, 2003. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Parent SEC Reports.

(f) The audited consolidated financial statements included in the Parent Form 10-K and the unaudited consolidated interim financial statements included in Parent’s quarterly report on Form 10-Q for the quarter ended September 30, 2007 (including any related notes and schedules) and the other financial statements included in Parent SEC Reports fairly present, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods set forth therein, and in each case were prepared in conformity with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto and subject, in the case of financial statements for quarterly periods, to normal year-end adjustments not material in amount). The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects and reflect only actual transactions.

(g) There are no liabilities or obligations of Parent or any of its Subsidiaries (whether accrued, contingent, absolute, determined or determinable) other than: (i) liabilities or obligations disclosed or provided for in the unaudited consolidated balance sheet of the Company as of September 30, 2007 or disclosed in the notes thereto (the “Parent Current Balance Sheet”); (ii) liabilities or obligations incurred after September 30, 2007 in the ordinary course of Parent’s business that are not individually or in the aggregate material to Parent and its Subsidiaries, taken as a whole; (iii) liabilities incurred in connection with the transactions contemplated by this Agreement; (iv) liabilities under any agreement, lease, note, mortgage, indenture or other obligation of Parent or any of its Subsidiaries, which is not in violation of the terms of this Agreement; and (v) other liabilities or obligations which would not, either individually or in the aggregate, have a Parent Material Adverse Effect.

4.7.  Absence of Certain Changes or Events.  Since September 30, 2007 and prior to the date of this Agreement, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice. Since September 30, 2007, (a) there has not been any Parent Material Adverse Effect and (b) none of Parent or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.3.

4.8.  Title to Properties.  Parent or one of its Subsidiaries owns good and marketable title to, or holds pursuant to valid and enforceable leases, all of the material personal property shown to be owned by them on the Parent Current Balance Sheet, free and clear of all Liens, except for Permitted Liens or other imperfections of title, if any, that, individually or in the aggregate, would not be reasonably expected to have a Parent Material Adverse Effect. All material personal property shown to be owned by Parent and its Subsidiaries on the Parent Current Balance Sheet have been maintained in accordance with Parent’s and its Subsidiaries’ normal practices and are in usable condition for the operation of Parent’s and its Subsidiaries’ businesses, ordinary wear and tear excepted.

4.9.  Tax Matters.  Parent and its Subsidiaries have filed all material Tax Returns that are required to be filed by them (taking into account any extensions of time to file that have been duly perfected). All such Tax Returns were true, correct and complete in all material respects when filed. All material Taxes have been fully paid or properly accrued. The provision for Taxes on the Parent Current Balance Sheet is sufficient in all material respects for all accrued and unpaid Taxes as of the date thereof and all material Taxes which Parent or any Subsidiary of Parent is obligated to withhold from amounts owing to any employee, creditor or third party have been fully paid or properly accrued. There are no Liens with respect to any Taxes upon any of Parent’s or its Subsidiaries’ assets, other than (i) Taxes, the payment of which is not yet due, or (ii) Taxes or charges being contested in good faith by appropriate Proceedings. Parent and its Subsidiaries have complied in all material respects with all Laws, rules and regulations relating to the payment and withholding of Taxes, and are not liable for any such Taxes in a material amount or for failure to comply with such Laws, rules and regulations. Except as set forth on Section 4.9 of the Parent Disclosure Letter, there are no audits, claims, assessments, levies, administrative or judicial Proceedings pending against Parent or any Subsidiary by any tax authority. Since January 1, 2003, neither Parent nor any Subsidiary has received written notice of any claim made by any Governmental Entity in a jurisdiction where Parent or such Subsidiary does not file Tax Returns that Parent or such Subsidiary is or may be subject to taxation by that jurisdiction. There is no outstanding agreement, waiver or consent providing for an extension of the statutory period of limitations with respect to any material Taxes or Tax Returns of Parent or any Subsidiary, and no power of attorney granted by Parent or any Subsidiary with respect to any Tax matter is currently in force. Neither Parent nor any Subsidiary is a party to or is otherwise bound by any agreement providing for the allocation or sharing of Taxes or has any obligation or liability under any such agreement to which it was once a party or otherwise bound, other than any obligation arising under a loan or credit agreement or under any contract entered into in the ordinary course of business that provides for the gross-up of a payment. Neither Parent nor any Subsidiary is a party to a “reportable transaction” as defined in Section 6011 of the Code or the regulations thereunder. Neither Parent nor any of its Subsidiaries has been or is required to make any material adjustment pursuant to section 481(a) of the Code or any similar provision of state, local or foreign tax law by reason of any change in any accounting method, there is no application pending with any taxing authority requesting permission for any change in any material accounting method for Tax purposes and no taxing authority has proposed any such adjustment or change in accounting method. Neither Parent nor any of its Subsidiaries has any liability for Taxes of any person (other than Parent and its Subsidiaries) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee or successor. There are no tax rulings, requests for rulings or closing agreements relating to Parent or any of its Subsidiaries that could affect their liability for material Taxes for any period after the Closing Date. Neither Parent nor any of its Subsidiaries will be required to include in the gross income of a taxable period ending after the Closing Date material income or gain attributable to cash received, or an account receivable that arose, in a prior taxable period and that was not recognized in that prior taxable period, as a result of the installment method, the completed contract method or the cash method of accounting or any other method of accounting or section 263A of the Code. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

4.10.  Material Contracts.

(a) All agreements, contracts and understandings that are required to be described in the Parent SEC Reports or required to be filed as exhibits thereto (the “Parent Contracts”) have been described or filed as required.

(b) Each of the Parent Contracts is a valid and binding obligation of Parent (or the Subsidiaries of Parent party thereto), and to Parent’s knowledge, the other parties thereto, enforceable against Parent and its Subsidiaries and, to Parent’s knowledge, the other parties thereto in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, arrangement or similar Laws affecting creditors’ rights generally and by general principles of equity.

(c) Neither Parent nor any of its Subsidiaries is, nor to Parent’s knowledge is any other party, in breach, default or violation (and no event has occurred or not occurred through Parent’s or any of its Subsidiaries’ action or inaction or, to Parent’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Parent Contract to which Parent or any of its Subsidiaries is now a party, or by which any of them or any of their respective properties or assets may be bound, except for breaches, defaults or violations that would not have, either individually or in the aggregate, a Parent Material Adverse Effect.

4.11.  Intellectual Property.

(a) To Parent’s knowledge, Parent or any of its Subsidiaries is the sole and exclusive beneficial and record owner of all material Parent Intellectual Property Rights and all such Parent Intellectual Property Rights are subsisting, and have not been declared invalid and/or unenforceable, except where (i) the failure to so own such rights, (ii) the failure of such rights to be subsisting, or (iii) declarations of invalidity and/or unenforceability, either individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b) To Parent’s knowledge, Parent and each of its Subsidiaries owns, or is licensed or has been granted covenants or otherwise possesses sufficient legally enforceable rights to use and enforce all Parent Intellectual Property Rights, free and clear of all Liens, except for any such failures to own, be licensed, possess or enforce that, either individually or in the aggregate, would not have a Parent Material Adverse Effect.

(c) Except as set forth in Section 4.11(c) of the Parent Disclosure Letter, to Parent’s knowledge, neither the use of any Parent Intellectual Property Rights by Parent or its Subsidiaries nor the conduct of the business of Parent or its Subsidiaries conflicts with, infringes upon, violates or interferes with, or constitutes an appropriation of any right, title, interest or goodwill, including any valid patent, trademark, trade name, service mark or copyright or other intellectual property right of any other Person and neither Parent nor any of its Subsidiaries has received written notice of any claim by third parties or otherwise has knowledge that any Parent Intellectual Property Right is invalid or unenforceable.

(d) To Parent’s knowledge, no Person materially conflicts with, infringes upon, violates or interferes with, or otherwise misappropriates any material Parent Intellectual Property Right owned by Parent, and there is no such Proceeding threatened or pending by Parent or any of its Subsidiaries.

(e) The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of any Parent Intellectual Property Right or payment of any additional amounts with respect to any Parent Intellectual Property Right, except, in each case, as would not, either individually or in the aggregate, have a Parent Material Adverse Effect. The consummation of the transactions contemplated hereby will not require the consent of any other Person in respect of any material Parent Intellectual Property Right.

4.12.  Litigation.  Except as set forth and summarized in Section 4.12 of the Parent Disclosure Letter, there is no Proceeding pending or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries or their respective assets or properties, or their respective officers and directors, in their capacity as such, before or by any court, arbitrator or Governmental Entity that, if adversely determined, would reasonably be expected to have a Parent Material Adverse Effect or, as of the date of this Agreement, which challenges this Agreement or the transactions contemplated by this Agreement. There is no unsatisfied judgment or award, decision, decree, injunction, rule or order of any Governmental Entity, court or arbitrator outstanding against Parent or any of its Subsidiaries that would reasonably be expected to materially and adversely affect Parent’s ability to consummate the transactions contemplated by this Agreement.

4.13.  Compliance with Laws; Permits.

(a) Except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries are in compliance with all Laws applicable to Parent and its Subsidiaries, including the Laws enforced and regulations issued by the DEA, the Department of Health and Human Services and its constituent agencies, the FDA, the Centers for Medicare & Medicaid Services, and Office of Inspector General, including the anti-kickback Law (Social Security Act § 1128B(b)) and analogous Laws of the various states, the drug price reporting requirements of Titles XVIII and XIX of the Social Security Act, the federal False Claims Act (31 U.S.C. § 3729 et seq.), the federal Social Security Act, the federal False Statements Act, the federal Program Fraud Civil Penalties Act, the federal Health Insurance Portability and Accountability Act, and analogous federal and state Laws and the Laws precluding off-label marketing of drugs. Except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, to Parent’s knowledge, neither Parent nor any of its Subsidiaries is under investigation with respect to, nor has Parent nor any of its Subsidiaries been threatened in writing to be charged with or been given written notice of any violation of, any applicable Law.

(b) Except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries has and maintains in full force and effect, and is in compliance with, all Permits necessary for Parent and each of its Subsidiaries to carry on their respective businesses as currently conducted and to own and operate its properties and (ii) neither Parent nor any of its Subsidiaries has received written notice that the Person issuing or authorizing any such Permit intends to terminate or will refuse to renew or reissue any such Permit upon its expiration.

4.14.  Environmental Matters.  Except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries are in compliance with all applicable Environmental Laws.

(b) Each of Parent and its Subsidiaries has all Permits necessary for the conduct of its business and operations which are required under applicable Environmental Laws and is in full compliance with the terms and conditions of all such Permits.

(c) Neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity or other Person of any pending actual or threatened Environmental Liabilities of Parent or any Subsidiary of Parent.

4.15.  Affiliated Transactions.  Except as set forth on Section 4.15 of the Parent Disclosure Letter, Parent has no knowledge that any current officer, director or Affiliate of Parent is a party to any material agreement, contract, commitment or transaction with Parent or its Subsidiaries or has any material interest in any material property used by Parent or its Subsidiaries that would be required to be disclosed under Item 404 of Regulation S-K.

4.16.  Parent Employee Benefit Plans.

(a) Except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, with respect to each of the Parent Plans: (i) each Parent Plan intended to qualify under Section 401(a) of the Code has received a determination letter from the IRS, or is subject to an opinion letter, regarding its qualified status under the Code for all statutory and regulatory changes with respect to plan qualification requirements for which the IRS will issue such a letter and nothing has occurred, whether by action or by failure to act, that caused or could cause the loss of such qualification or the imposition of any material penalty or Tax liability; (ii) all payments required by each Parent Plan, any collective bargaining agreement or other agreement, or by Law (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made or provided for by Parent or its Subsidiaries in accordance with the provisions of each of the Parent Plans, applicable Law and GAAP; (iii) no Proceeding has been threatened in writing, asserted, instituted or, to the knowledge of Parent, is anticipated against or relating to any of the Parent Plans (other than non-material routine claims for benefits and appeals of such claims) or any of the assets of any trust of any of the Parent Plans; (iv) each Parent Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law, including ERISA and the Code; (v) no Parent Plan is under, and neither Parent nor its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any material Tax or penalty; and (vi) no Parent Plan provides post-retirement health and welfare benefits to any current or former employee of Parent or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law.

(b) None of Parent, its Subsidiaries, any of their respective ERISA Affiliates or any of their respective predecessors has ever contributed to, contributes to, has ever been required to contribute to, or otherwise participated in or participates in or in any way, directly or indirectly, has any liability with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) or any “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 or 4069 of ERISA.

(c) Any individual who performs services for Parent or any of its Subsidiaries and who is not treated as an employee for federal income Tax purposes by Parent or its Subsidiaries is not an employee under applicable Law or for any purpose including for Tax withholding purposes or Parent Plan purposes. Parent and its Subsidiaries have no material liability by reason of an individual who performs or performed services for Parent or its Subsidiaries in any capacity being improperly excluded from participating in a Parent Plan. Each employee of Parent and its Subsidiaries has been properly classified as “exempt” or “non-exempt” under applicable Law.

4.17.  Brokerage.  There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Parent or Merger Sub for which the Company could become liable or obligated.

4.18.  Sufficient Funds.  Parent’s available cash, together with amounts available under its existing credit facilities will be sufficient to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses for which Parent and Merger Sub will be responsible. True and complete copies of any credit facilities and commitment letters intended to enable Parent and Merger Sub to perform their obligations under this Agreement have been provided to the Company. Each of the credit facilities and commitment letters, in the form so delivered, is valid and in full force and effect as of the date of this Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent or Merger Sub under the credit facilities or the commitment letters.

4.19.  Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted and will conduct its operations prior to the Effective Time only as contemplated by this Agreement. All shares of capital stock of Merger Sub are owned directly by Parent.

4.20.  No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent and its Subsidiaries and the Company shall be entitled to rely on such representations and warranties, notwithstanding any due diligence investigations conducted by the Company or the Company’s Representatives or any other knowledge of the Company with respect to Parent or Parent’s business. Parent and Merger Sub disclaim any representation or warranty, whether made by Parent, Merger Sub or any of their respective Affiliates, officers, directors, employees, agents or representatives that are not contained in this Agreement.

4.21.  Interested Stockholder.  Neither Parent nor any of its Subsidiaries is or has been at any time during the past three years an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company. Parent is the record and beneficial owner of 1,939,598 shares of Company Common Stock and such shares of Company Common Stock are the only securities of the Company beneficially owned by Parent.

ARTICLE V

CERTAIN PRE-CLOSING COVENANTS

5.1.  Conduct of the Business of the Company.  The Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by Law or to the extent Parent shall otherwise consent in writing, the Company shall conduct its business in all material respects only in the ordinary course of business, consistent with past practice, and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to (i) preserve its business organization intact, preserve the Company Contracts in force and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, officers, employees, business associates and consultants, (ii) maintain and keep material properties and assets in good repair and condition, (iii) maintain in effect all material governmental Permits pursuant to which such party or any of its Subsidiaries currently operates and (iv) maintain and enforce all Company Intellectual Property Rights. In addition, and without limiting the generality of the foregoing, from the date of this Agreement to the Effective Time, except as set forth on Section 5.1 of the Company Disclosure Letter, the Company shall not, and shall cause each Subsidiary not to, without Parent’s prior written consent:

(i) (A) issue, sell, purchase or redeem any shares of its or any Subsidiary’s capital stock or any Company Security (other than pursuant to the terms of any Company Plan or any awards made under the Company Equity Plans), (B) effect any recapitalization, reclassification, stock dividend, stock split or like change in its capitalization, (C) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property), in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned Subsidiary to its parent, (D) amend its or any Subsidiary’s certificate or articles of incorporation or bylaws (or equivalent organizational documents), (E) make any acquisition of, or investment in, assets (other than the purchase of supplies or inventory in the ordinary course of business, consistent with past practice) or stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) in any transaction or any series of related transactions (whether or not related) for an aggregate purchase price or prices, in excess of $1,000,000 or (F) enter into any agreement with respect to the voting of the capital stock of the Company;

(ii) incur any Indebtedness (other than letters of credit in the ordinary course of business not to exceed $3,000,000 in the aggregate and consistent with past practice and intercompany Indebtedness between the Company and any of its wholly owned Subsidiaries or between such wholly owned Subsidiaries) or sell, lease, sublease, license or permit to be subject to any Lien (other than Liens existing on the date hereof and Permitted Liens) or otherwise dispose of any of its material properties or assets (other than the sale of inventory in the ordinary course of business consistent with past practice);

(iii) (A) enter into any new line of business or make or agree to make any new capital expenditure or expenditures that, in the aggregate, are in excess of $4,000,000, (B) except in the ordinary course of business, consistent with past practice, modify, amend or terminate any Company Contract or waive, release or assign any material rights or claims thereunder, or (C) except in the ordinary course of business consistent with past practice, dispose of, grant, obtain or permit to lapse any material Company Intellectual Property Rights or dispose of or disclose to any Person, other than to Representatives of Parent, any material trade secret;

(iv) discharge, settle, compromise, assign or satisfy any claim, whether or not pending before a Governmental Entity, (A) outside of the ordinary course of business consistent with past practice,

(B) relating to or arising from any securities class action claims or related derivative claims or (C) relating to or arising from any drug pricing claims;

(v) (A) except to the extent required by applicable Law or by written agreements existing prior to the date of this Agreement that have been disclosed or made available to Parent, grant or announce any stock option, equity or incentive awards or any increase in the salaries, bonuses or other compensation and benefits payable by the Company or any of its Subsidiaries to any of the employees, officers, directors, stockholders or other service providers of the Company or any of its Subsidiaries; provided, however, that the Company shall be permitted to increase the salaries of its employees in the ordinary course of business consistent with past practice and take such actions contemplated by Section 6.10(d), (B) hire any new employees, except in the ordinary course of business consistent with past practice, (C) except to the extent required by applicable Law or by written agreements existing on the date of this Agreement that have been disclosed or made available to Parent, or except as provided in Section 6.10(d), pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Plan or other agreement or arrangement in effect on the date of this Agreement to any employee, officer, director, stockholder or other service provider of the Company or any of its Subsidiaries, whether past or present, (D) except to the extent required by applicable Law or by written agreements existing on the date of this Agreement that have been disclosed or made available to Parent or as may otherwise be required to comply with the requirements of Section 409A of the Code, enter into or amend any contract of employment or any consulting, bonus, severance, retention, retirement or similar agreement, except for agreements for newly hired employees in the ordinary course of business consistent with past practice, provided that any such agreements shall not provide for the payment of any severance or termination amounts as a result of this Agreement or the consummation of the transactions contemplated hereby, or (E) except as otherwise provided in this Section 5.1(v), enter into or adopt any new, or increase benefits under or renew, amend or terminate any existing, Company Plan or benefit arrangement or any collective bargaining agreement;

(vi) make any commitments to employees of the Company or any of its Subsidiaries regarding the compensation, benefits or other treatment that they will receive in connection with, or subsequent to the consummation of, the Merger, unless any such commitments are consistent with the express provisions of this Agreement or with the prior directives or documentation provided to the Company by Parent;

(vii) except as required by GAAP and as concurred with by the Company’s independent auditors, make any material change in accounting methods, principles or practices;

(viii) enter into any contract that limits or otherwise restricts the Company or any of its Subsidiaries or any of their respective Affiliates or any successor thereto or that could, after the Effective Time, limit or restrict Parent or any of its Affiliates (including the Surviving Company) or any successor thereto, from engaging or competing in any line of business or product line or in any geographic area;

(ix) not make, revoke or amend any material Tax election, extend or waive the application of any statute of limitation regarding the assessment or collection of any material Tax, settle or compromise any material Tax liability or refund, enter into any agreement relating to material Taxes or file any material amended Tax Return without Parent’s prior written consent;

(x) except to the extent expressly permitted by Section 6.4, take any action to render inapplicable, or to exempt any third party from, any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote any securities of the Company or any of its Subsidiaries;

(xi) except to the extent expressly permitted by Section 6.4, take any action that is intended or could reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xii) except to the extent expressly permitted by Section 6.4, authorize any of, or commit or agree to take any of, the foregoing actions.

5.2.  No Control of the Company’s Business.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.

5.3.  Conduct of the Business of Parent.  Parent covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by Law or to the extent the Company shall otherwise consent in writing, each of Parent and its Subsidiaries shall conduct its business in all material respects only in the ordinary course and shall use its reasonable best efforts, consistent with past practice, to (a) preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, officers, employees, business associates and consultants, (b) maintain and keep its material properties and assets in good repair and condition, (c) maintain in effect all material governmental Permits pursuant to which it currently operates and (d) maintain and enforce all material Parent Intellectual Property Rights. From the date of this Agreement to the Effective Time, Parent shall not, and shall cause each Subsidiary not to, without the Company’s prior written consent: (i) amend its organizational documents except for such amendments that would not prevent or materially impair the consummation of the transactions contemplated by this Agreement; (ii) split, combine or reclassify its outstanding shares of capital stock without adjusting the Merger Consideration pursuant to Section 2.1(d); (iii) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock (other than dividends from its direct or indirect wholly owned Subsidiaries to it or a wholly owned Subsidiary); or (iv) adopt a plan of complete or partial liquidation or dissolution.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1.  Registration Statement; Proxy/Prospectus.

(a) As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the SEC a proxy statement in preliminary form relating to the Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement;” the prospectus contained in the Registration Statement together with the Proxy Statement, the “Proxy/Prospectus”), in which the Proxy Statement shall be included, in connection with the registration under the Securities Act of the issuance of shares of Parent Common Stock to be issued to the stockholders of the Company as part of the Merger Consideration. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement to become effective and the Proxy Statement to be cleared by the SEC as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all actions reasonably required under any applicable federal securities Laws or Blue Sky Laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of Parent and the Company shall furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. As promptly as reasonably practicable after the Registration Statement shall have become effective and the Proxy Statement shall have been cleared by the SEC, the Company shall mail or otherwise make available in accordance with the Securities Act and the Exchange Act the Proxy/Prospectus to its stockholders; provided, however, that the parties shall consult and cooperate with each other in determining the appropriate time for mailing or otherwise making available to the Company’s stockholders the Proxy/Prospectus in light of the date set for the Stockholders’ Meeting. No filing of, or amendment of or supplement to, the Proxy Statement shall be made by the Company, and no filing of, or amendment or supplement to, the Registration Statement shall be made by Parent, in each case, unless the party intending to make such filing has given the other party a reasonable opportunity to review and comment on the proposed filing. Each of Parent and the Company shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(b) The Company and Parent represent that the information supplied by it for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed or made available to the stockholders of the Company or (iii) the time of the Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c) If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent, or any of their respective Subsidiaries, or their respective officers or directors, or any of their holders of capital stock, is discovered by a party which should be set forth in an amendment of or a supplement to the Registration Statement or Proxy Statement, such party shall promptly inform the other party. All documents that either the Company or Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

6.2.  Meeting of Company Stockholders; Board Recommendation.

(a) Meeting of Company Stockholders.  The Company shall take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to call, hold and convene a meeting of its stockholders, promptly following the distribution of the definitive Proxy/Prospectus to its stockholders, to consider adoption and approval of this Agreement and approval of the Merger (the “Stockholders’ Meeting”) to be held as promptly as reasonably practicable. Subject to Section 6.2(c), the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger. The Company may adjourn the Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy/Prospectus is provided to its stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting or to obtain the Company Stockholder Approval; provided, however, that unless this Agreement shall be terminated in accordance with its terms, the Company shall be obligated to call, give notice of, convene and hold the Stockholders’ Meeting, regardless of the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or of any Change of Recommendation.

(b) Board Recommendation.  Except to the extent expressly permitted by Section 6.2(c): (i) the Board of Directors of the Company shall recommend that its stockholders vote in favor of adoption and approval of this Agreement and approval of the Merger at the Stockholders’ Meeting, (ii) the Proxy/Prospectus shall include a statement to the effect that the Board of Directors of the Company has recommended that the Company’s stockholders vote in favor of adoption and approval of this Agreement and approval of the Merger at the Stockholders’ Meeting and (iii) neither the Board of Directors of the Company nor any committee thereof shall withhold, withdraw, qualify or modify, or propose or resolve to withhold, withdraw, qualify or modify, in a manner adverse to Parent, the Company Recommendation.

(c) Change of Company Recommendation.  In the case of a Superior Proposal prior to the adoption and approval of this Agreement and the approval of the Merger by the Company’s stockholders and subject to compliance by the Company with Section 6.4, the Board of Directors of the Company may withhold, withdraw, qualify or modify the Company Recommendation or approve, adopt, recommend or otherwise declare advisable any such Superior Proposal not solicited, initiated or encouraged in breach of this Agreement (any of the foregoing or the Company’s failure to transmit to the Company’s stockholders, within 10 Business Days after the commencement of any tender or exchange offer for 30% or more of the outstanding shares of Company Common Stock by a Person that is not an Affiliate of Parent, a statement that the Company recommends rejection of such tender or exchange offer, a “Change of Recommendation”) if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel that failure to make such Change of Recommendation would be reasonably likely to violate its fiduciary obligations under applicable Law; provided, however, that no Change of Recommendation may be made until after at least three Business Days following Parent’s receipt of written notice from the Company advising that the Board of Directors of the Company intends to take such action and the basis therefor. In determining whether to make a Change of Recommendation in response to a Superior Proposal, the Board of Directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent in response to such notice.

(d) Rules 14d-9 and 14e-2(a).  Nothing contained in this Section 6.2 or Section 6.4 shall prohibit the Company from taking and disclosing to the Company’s stockholders (i) a position contemplated by Rule 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act or from making any related disclosure to the Company’s stockholders or (ii) any material facts, including the fact that an Acquisition Proposal has been submitted to the Company, if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel that failure to make such disclosure would be reasonably likely to violate its fiduciary obligations under applicable Law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall, except as specifically permitted by Section 6.2(c) or Section 6.4, withdraw, amend or modify, or propose to withdraw, amend or modify, its position with respect to the Merger or this Agreement or approve or recommend, or propose to approve or recommend, an Alternative Transaction.

6.3.  Access to Information; Confidentiality.  Subject to applicable Law, the Company will provide and will cause its Subsidiaries and its and their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”) to provide Parent and Merger Sub and their respective authorized Representatives, during normal business hours and upon reasonable advance notice access to the offices, employees, customers, suppliers, properties, books and records of the Company (so long as such access does not unreasonably interfere with the operations of the Company) as Parent or Merger Sub may reasonably request. With respect to any information disclosed pursuant to this Section 6.3, each of the parties shall comply with, and shall cause each of its Representatives to comply with, all of its obligations under the confidentiality agreement, dated October 17, 2007, previously executed by the Company and Parent (the “Confidentiality Agreement”).

6.4.  No Solicitations of Transactions.  The Company shall not, and shall cause its Subsidiaries, Affiliates and Representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage or take any other action to facilitate the submission of any Acquisition Proposal or (b) participate in or knowingly encourage any discussion or negotiations regarding, or furnish to any Person any information with respect to, or knowingly facilitate or take any other action with respect to any inquiry or any proposal that constitutes or that could reasonably be expected to lead to an Alternative Transaction or Acquisition Proposal; provided, however, that the Company may furnish information to, and enter into discussions or negotiations with, any Person that makes an Acquisition Proposal that is unsolicited and does not otherwise result from a breach of this Section 6.4, if (i) prior to taking such action, the Company shall have received from such Person an executed agreement relating to the confidentiality of information to be provided to such Person, which confidentiality agreement shall be no less favorable in the aggregate to the Company than the provisions of the Confidentiality Agreement, and all information provided to such Person, if not previously provided to Parent, shall be promptly provided or made available to Parent, and (ii) the Board of Directors of the Company has determined in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal and (after consultation with the Company’s outside legal counsel) that the failure to take such action would be reasonably likely to violate its fiduciary obligations under applicable Law. The Company shall provide prompt (but in any event by the following day) written notice to Parent of (y) the receipt of any such Acquisition Proposal and any modification or amendment to an Acquisition Proposal and (z) the identity of the party making such Acquisition Proposal and the material terms and conditions of such Acquisition Proposal (including a copy thereof), and the Company shall continue to keep Parent reasonably informed on as prompt a basis as reasonably practicable of the status of any such Acquisition Proposal. If any such

Acquisition Proposal constitutes a Superior Proposal, the Company shall promptly (but in any event by the following day) provide written notice thereof to Parent. For a period of not less than three Business Days after receipt by Parent from the Company of such notice, the Company shall, if requested in writing by Parent, negotiate in good faith with Parent to make such adjustments to the terms and conditions of this Agreement so that the Company would be able to proceed with the Company Recommendation to its stockholders without making a Change of Recommendation. The Company shall cease and cause to be terminated immediately all existing discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and request the prompt return or destruction of all confidential information previously provided.

6.5.  Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each party will (and will cause its Affiliates to) use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including obtaining all necessary consents, waivers, approvals, authorizations, Permits or orders from all Governmental Entities or other Persons, including responding to additional inquiries or requests for additional information from any Governmental Entity; provided, however, that in no event shall Parent or any of its Affiliates be obligated to sell, transfer or otherwise divest any of its or any of its Subsidiaries’ assets, properties or businesses (including assets, properties or businesses which were assets, properties or businesses of the Company or any Subsidiary thereof prior to the Effective Time) or enter into any agreements providing for any such sale, transfer or other divesture or restricting or limiting in any way or to any extent the Company or its Subsidiaries or Affiliates from engaging in any business anywhere in the world. Each party shall also (and will cause its Affiliates to) refrain from taking, directly or indirectly, any action (including making acquisitions), that would be reasonably likely to result in a failure of any of the conditions to the Merger in this Agreement being satisfied or restrict or materially delay such party’s ability to consummate the Merger and the other transactions contemplated by this Agreement. The Company shall agree, if requested by Parent, to take or commit to take any action with respect to the business, properties or assets of the Company or any of its Subsidiaries in furtherance of this Section 6.5; provided, however, that any such action may be conditioned upon the consummation of the Merger.

6.6.  Regulatory Filings.

(a) Without limiting the generality of the obligations of the parties pursuant to Section 6.5 and subject to the proviso in Section 6.5, Parent shall determine whether any action by or in respect of, or filing with, any Governmental Entity by any party hereto or any Subsidiary thereof is required, or any actions, consents, approvals or waivers are reasonably required to be obtained from any parties to any material contract, in connection with the consummation of the transactions contemplated by this Agreement, and the parties hereto will cooperate with each other in seeking and obtaining any such actions, consents, approvals or waivers or making any such filings and furnishing information required in connection therewith, provided, that neither party shall make an antitrust or competition filing with a Governmental Entity other than under the HSR Act and in respect of the Foreign Filings unless the parties hereto mutually agree that such filing is necessary or Parent determines in good faith after consultation with outside legal counsel that such filing is required pursuant to Law in connection with the Merger. To the extent reasonably practicable, the parties or their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their respective Subsidiaries that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Each of the Company and Parent promptly shall notify and provide a copy to the other party of any written communication received from any Governmental Entity with respect to any filing or submission or with respect to the Merger and the other transactions contemplated by this Agreement. Each of the Company and Parent shall give the other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such filing or any such transaction. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any such filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the opportunity of the other party to attend or participate. To the extent permitted by applicable Law, the parties to this Agreement will consult and cooperate with one another in connection with any analyses, appearance, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of any party to this Agreement in connection with Proceedings under or related to the HSR Act or other applicable Law. To the extent permitted by applicable Law, except as otherwise expressly provided above in this Section 6.6(a), the determination of Parent shall prevail in the event of a disagreement on any matter contemplated by this Section 6.6(a).

(b) The parties (i) shall use their respective reasonable best efforts to take or cause to be taken such actions as may be required to be taken under the Securities Act, the Exchange Act and state securities or applicable Blue Sky Laws in connection with the Merger and (ii) promptly shall prepare and file all necessary documentation, effect all necessary applications, notices, petitions and filings, and use all reasonable best efforts, subject to Section 6.5, to obtain all necessary consents from any Governmental Entities necessary to consummate the Merger. The Company and Parent shall promptly provide the other with copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, other than the portions of such filings that include confidential information not directly related to the transactions contemplated by this Agreement.

(c) Subject to the proviso in Section 6.5, Parent and the Company hereby further agree to the prompt use of their respective reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, any and all steps necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

6.7.  Certain Notices.  From and after the date of this Agreement until the earlier to occur of (i) the Closing Date and (ii) the termination of this Agreement pursuant to Section 8.1, each of the Company and Parent shall promptly notify the other party of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of the other party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that would reasonably be expected to result in any condition to the obligations of the other party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not cure any breach of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

6.8.  Public Announcements.  Parent and the Company shall consult with and obtain the approval of the other party (such approval not to be unreasonably withheld or delayed) before issuing any press release or other public announcement with respect to the Merger or this Agreement and shall not issue any such press release prior to such consultation and approval, except as may be required by applicable Law or any listing agreement related to the trading of the shares of either party on any securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use reasonable best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement; provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company and do not reveal material, non-public information regarding the other party.

6.9.  Indemnification of Directors and Officers.

(a) From and after the Effective Time, each of Parent and the Surviving Company shall indemnify and hold harmless, to the fullest extent permitted under applicable Law (and each of Parent and Surviving Company shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries, including any person who becomes an officer or director prior to the Effective Time (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement.

(b) For six years from the Effective Time, Parent shall or shall cause the Surviving Company to maintain in effect for the benefit of the Indemnified Parties an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for the Company that provides coverage for acts or omissions occurring on or prior to the Effective Time (the “D&O Insurance”) covering each such person covered by the officers’ and directors’ liability insurance policy of the Company on terms with respect to coverage and in amounts no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement; provided, however, that Parent or the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such coverage; and provided, further, that if any annual premium for such insurance coverage exceeds 200% of such annual premium, Parent shall obtain a policy the Surviving Company believes has the greatest coverage available for a cost not exceeding such amount. Parent may satisfy its obligations under this Section 6.9(b) by purchasing a “tail” policy from an insurer with the same or better credit rating as the current carrier for the Company’s existing directors’ and officers’ insurance policy, which (i) has an effective term of six years from the Effective Time, (ii) covers each person covered by the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement or at the Effective Time for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms that are no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement.

(c) Parent shall cause the Surviving Company to cause to be maintained in effect in the Surviving Company’s (or any successor’s) certificate of formation and operating agreement provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable to the intended beneficiaries as those contained in the Company’s certificate of incorporation and bylaws as in effect on the date of this Agreement. The obligations of the Surviving Company under this Section 6.9 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9).

(d) The provisions of this Section 6.9(i) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(e) If Parent, the Surviving Company, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, honor the indemnification and other obligations set forth in this Section 6.9.

6.10.  Employee Benefits.

(a) For the period commencing on the Effective Time and ending on the December 31 of the calendar year immediately following the calendar year in which the Effective Time occurs, Parent shall provide or cause to be provided to the employees of the Company and its Subsidiaries who continue to be employed by Parent or its Affiliates following the Effective Time (the “Company Employees”), compensation and employee benefits (other than equity compensation) that are comparable in the aggregate to the greater of: (i) those provided by Parent and its Subsidiaries to similarly situated employees of Parent and its Subsidiaries; and (ii) those provided by the Company immediately prior to the Effective Time. The preceding sentence shall not preclude Parent or its Subsidiaries at any time following the Effective Time from terminating the employment of any Company Employee for any reason (or no reason).

(b) Each Company Employee shall be given credit for all service with the Company and its Subsidiaries and their respective predecessors under any Parent Plan, including any such plans providing vacation, sick pay, severance and retirement benefits maintained by Parent in which such Company Employees participate for purposes of eligibility, vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits), to the extent past service was recognized for such Company Employees under the comparable Company Plans immediately prior to the Effective Time, and to the same extent past service is credited under such plans or arrangements for similarly situated employees of Parent. Notwithstanding the foregoing, nothing in this Section 6.10(b) shall be construed to require crediting of service that would result in (i) duplication of benefits, (ii) service credit for benefit accruals under a defined benefit pension plan, or (iii) service credit under a newly established plan for which prior service is not taken into account for employees of Parent and its Subsidiaries generally.

(c) In the event of any change in the welfare benefits provided to Company Employees following the Effective Time, Parent shall cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any such welfare benefit plans to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change, and (ii) for the plan year in which the Effective Time occurs, the crediting of each Company Employee with any co-payments and deductibles paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.

(d) Subject to the review and written approval of Parent (which approval shall not be unreasonably withheld), the Company shall be permitted to adopt a retention plan within 30 Business Days following the date of this Agreement consistent with the terms and conditions set forth on Section 6.10(d) of the Company Disclosure Letter.

(e) Notwithstanding anything in this Section 6.10 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Parent Plan, or shall limit the right of Parent to amend, terminate or otherwise modify any Parent Plan following the Effective Time. If (i) a party other than the parties hereto makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Parent Plan, and (ii) such provision is deemed to be an amendment to such Parent Plan even though not explicitly designated as such in this Agreement, then, solely with respect to such Parent Plan, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto.

(f) The parties hereto acknowledge and agree that all provisions contained in this Section 6.10 are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees or former employees of the Company or its Subsidiaries, any participant in any Parent Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Parent or any of its Affiliates.

6.11.  WARN Act.  With respect to all employees of the Company and its Subsidiaries, the Company and/or any of its Subsidiaries shall be responsible for providing any notices required to be given and otherwise complying with the WARN Act or similar statutes or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) caused by the Company or any of its Subsidiaries, and

Parent shall have no responsibility or liability under the WARN Act (or any other similar statute or regulation or region/country /European Union directive) with respect to such employees. Section 6.11 of the Company Disclosure Letter contains a true and complete list of the names and the sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act or as defined by international/country/European Union directives) at any site of employment or facility of the Company or any of its Subsidiaries during the 90-day period prior to the date of this Agreement. Section 6.11 of the Company Disclosure Letter shall be updated immediately prior to the Effective Time with respect to the 90-day period prior to the Effective Time. Prior to the Effective Time, the Company agrees to provide any notice required under the WARN Act to any employee of the Company or its Subsidiaries as may be reasonably requested by Parent in writing.

6.12.  Company 401(k) Plans.  If requested by Parent at least 15 days prior to the Effective Time, the Company shall terminate any and all Company Plans intended to qualify under Section 401(a) of the Code that include a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code, effective not later than the day immediately preceding the Effective Time. If Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Board of Directors of the Company (the form and substance of which shall be subject to review and approval by Parent, such approval not to be unreasonably withheld or delayed) not later than the day immediately preceding the Effective Time.

6.13.  Section 16 Matters.  Prior to the Effective Time the Board of Directors of the Company or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act of shares of Company Common Stock or Company Options pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act. Prior to the Effective Time the Board of Directors of Parent or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of the Company or Parent who is a covered person for purposes of Section 16 of the Exchange Act of shares of Parent Common Stock or options pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act.

6.14.  Further Assurances.  From time to time, as and when requested by any party hereto and at the other party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary to evidence and effectuate the transactions contemplated by this Agreement.

6.15.  Stockholder Litigation.  Each of Parent and the Company shall cooperate with the other in the defense or settlement of any litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, but no such settlement shall be agreed to without the prior written consent of Parent and the Company, which consent shall not be withheld unreasonably.

6.16.  Nasdaq Listing.  Parent shall use reasonable best efforts to cause the shares of Parent Common Stock issuable to the Company’s stockholders in the Merger and such other shares of Parent Common Stock to be reserved for issuance upon exercise of Company Options to be approved for listing on The Nasdaq Stock Market, subject to official notice of issuance, prior to the Effective Time.

6.17.  Affiliate Letters.  The Company shall, promptly after the date hereof, deliver to Parent a list setting forth the names of all stockholders of the Company that the Company expects to be deemed “affiliates” (as defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act) of the Company at the time of the Stockholders’ Meeting. The Company shall subsequently, up to the date of the Stockholders’ Meeting, supplement such list from time to time as appropriate. The Company shall furnish such information and documents as Parent may reasonably request for the purpose of reviewing the list as it may be supplemented. If Rule 145 under the Securities Act, as in effect at the time of the mailing of the Proxy/Prospectus, would restrict or limit the ability of such stockholders to sell freely the shares of Parent Common Stock that they will receive in the Merger, the Company shall use reasonable best efforts to cause each person who is identified as such an affiliate in the list furnished or supplemented pursuant to this Section 6.17 to execute a written agreement in substantially the form of Exhibit B hereto.

6.18.  Tax Matters.

(a) The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and will report it as such for federal, state and local income tax purposes. None of the parties will knowingly take any action or fail to take any action, which action or failure to act would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

(b) Each of Parent and the Company shall use its reasonable best efforts to provide the officers’ certificates and to obtain the opinions referred to in Section 7.2(d) and Section 7.3(d), respectively (subject to the waivers referred to in Section 7.2(d) and Section 7.3(d).

(c) The parties agree that Merger Sub shall be treated as a disregarded entity for U.S. federal income tax purposes and agree not to take any action that would be inconsistent with such treatment.

6.19.  Required Registration; Additional Obligations of Parent.  As soon as practicable after the date hereof, Parent shall prepare and file with the SEC a registration statement on Form S-3 or, if unavailable, such other comparable form that Parent is eligible to use (the “Resale Registration Statement”), covering the resale of the shares of Parent Common Stock held by those stockholders of the Company who may be deemed to be “affiliates” (as defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act) of the Company at the time of the Stockholders’ Meeting. Parent shall use its reasonable best efforts to cause such registration statement to become effective prior to or at the Effective Time and to remain effective until the earlier to occur of (a) the second anniversary of the Effective Time, (b) the date on which all persons who may be deemed to be affiliates of the Company under Rule 145 no longer own any shares of Parent Common Stock covered by such registration statement and (c) the date that all such shares of Parent Common Stock covered by such registration statement may be sold freely without volume or other limitations.

ARTICLE VII

CONDITIONS

7.1.  Conditions to Obligations of Each Party under this Agreement.  The respective obligations of each party to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a) Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b) HSR Act; Foreign Laws.  (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and (ii) any required approval having been obtained or the applicable waiting period having expired under the antitrust laws of any applicable foreign jurisdictions the failure of which to be obtained or to have expired, individually or in the aggregate, would have a Parent Material Adverse Effect.

(c) No Order.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order that is in effect and permanently enjoins or otherwise prohibits the consummation of the Merger or the transactions contemplated hereby; provided, however, that prior to asserting this condition, the asserting party shall have complied with Section 6.6.

(d) Effectiveness of the Registration Statements.  Each of the Registration Statement and the Resale Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement or the Resale Registration Statement shall have been issued by the SEC and no Proceeding for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened by the SEC.

(e) Consents and Approvals.  Other than filing the Certificate of Merger pursuant to Section 1.2 and the filings and consents addressed by Section 7.1(b), all consents, approvals and authorizations of any Governmental Entity required of Parent, the Company or any of their respective Subsidiaries to consummate the Merger, the failure of which to be obtained or taken, individually or in the aggregate, would have a Parent Material Adverse Effect (determined, for purposes of this clause, after giving effect to the Merger), shall have been obtained; provided, however, that (i) the requirement for such consent, approval or authorization shall have resulted from the enactment or promulgation of, or a change in, any Law occurring subsequent to the date of this Agreement and (ii) the provisions of this Section 7.1(e) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 6.6 shall have been the cause of, or shall have resulted in, the failure to obtain such consent, approval or authorization.

(f) Nasdaq Listing.  The shares of Parent Common Stock issuable to the Company’s stockholders in the Merger and such other shares of Parent Common Stock to be reserved for issuance upon exercise of Company Options shall have been approved for listing on The Nasdaq Stock Market, subject to official notice of issuance.

7.2.  Conditions to Parent’s and Merger Sub’s Obligations.  The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated by this Agreement are also subject to the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties.  The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date hereof and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not have, either individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect.

(b) Agreements and Covenants.  The Company shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of an executive officer of the Company to the foregoing effect.

(c) Company Material Adverse Effect.  No Company Material Adverse Effect shall have occurred since the date of this Agreement. Parent shall have received a certificate, dated the date of the Closing and signed by an executive officer of the Company, to the foregoing effect.

(d) Tax Opinion.  Parent shall have received an opinion of Proskauer Rose LLP in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, to the effect that the Merger will be treated for federal income Tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent and the Company will be a party to the reorganization within the meaning of Section 368(a) of the Code; provided, however, that Parent shall waive the condition set forth in this Section 7.2(d) if the provisions of Section 1.6 become applicable. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits 7.2(d)(1) and 7.2(d)(2) hereto.

(e) Dissenters’ Rights.  Dissenters’ rights shall not have been exercised under the DGCL by the holders of more than 25 percent of the outstanding shares of Company Common Stock, in the aggregate, at or prior to the Closing. Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect.

7.3.  Conditions to the Company’s Obligations.  The obligation of the Company to effect the Merger and the other transactions contemplated in this Agreement is also subject to the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the date hereof and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) would not have, either individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

(b) Agreements and Covenants.  Parent shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of an executive officer of Parent to the foregoing effect.

(c) Parent Material Adverse Effect.  No Parent Material Adverse Effect shall have occurred since the date of this Agreement. The Company shall have received a certificate, dated the date of the Closing and signed by an executive officer of Parent to the foregoing effect.

(d) Tax Opinion.  The Company shall have received an opinion of Willkie Farr & Gallagher LLP in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, to the effect that the Merger will be treated for federal income Tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent and the Company will be a party to the reorganization within the meaning of Section 368(a) of the Code; provided, however, that the Company shall waive the condition set forth in this Section 7.3(d) if the provisions of Section 1.6 become applicable. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits 7.2(d)(1) and 7.2(d)(2) hereto.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1.  Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of Company Stockholder Approval:

(a) By mutual written consent of the Company and Parent, which consent shall have been approved by action of their respective Boards of Directors;

(b) By written notice of either the Company or Parent, if the Effective Time shall not have occurred prior to September 30, 2008 (such date shall be referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the Effective Time not to occur on or before the Outside Date;

(c) By written notice of Parent (i) if, prior to the Stockholders’ Meeting, a Change of Recommendation shall have occurred or if the Company fails to reconfirm the Company Recommendation if so requested by Parent within five Business Days following such request, (ii) if the Company enters into a binding acquisition agreement with respect to an Acquisition Proposal, (iii) if the Board of Directors of the Company shall have approved or resolved to recommend, or publicly recommended, any Acquisition Proposal, (iv) if there is a breach of Section 6.4 or (v) if the Board of Directors of the Company shall have resolved to do any of the foregoing or publicly announced its intention to do so;

(d) By written notice of Parent (if Parent is not in material breach of its obligations or its representations and warranties under this Agreement), if (i) there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement which (A) would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) and (B) has not been or cannot be cured within 30 days after written notice to the Company of such breach and the intention to terminate this Agreement pursuant to this Section 8.1(d) or (ii) if facts exist which render impossible one or more of the conditions set forth in Section 7.1 or Section 7.2 by the Outside Date;

(e) By written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under this Agreement), if (i) there has been a breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement which (A) would result in a failure of a condition set forth in Section 7.3(a) or 7.3(b) and (B) has not been or cannot be cured within 30 days after written notice to Parent of such breach and the intention to terminate this Agreement pursuant to this Section 8.1(e) or (ii) if facts exist which render impossible one or more of the conditions set forth in Section 7.1 or Section 7.3 by the Outside Date;

(f) By written notice of either Parent or the Company if Company Stockholder Approval shall not have been obtained at the Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof) at which a quorum is present and the vote to adopt this Agreement and approve the Merger is taken;

(g) By written notice of the Company, if the Board of Directors of the Company has determined that an Acquisition Proposal is a Superior Proposal; provided, however, that prior to any such termination, (i) the Company shall, pursuant to Section 6.4, if requested by Parent in connection with proposed adjustments to the terms and conditions of this Agreement by Parent, negotiate in good faith for such three Business Day period with Parent, and (ii) the Board of Directors of the Company shall have concluded in good faith, as of the effective date of such termination, after taking into account any proposed adjustments to the terms and conditions of this Agreement by Parent during such three Business Day period, that such Acquisition Proposal is a Superior Proposal; and provided, further, that such termination shall not be effective until the Company shall have paid Parent the Company Termination Fee pursuant to Section 8.2(b); or

(h) By written notice of either Parent or the Company, if a court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, Law, ordinance, rule, regulation, judgment, decree, injunction or other order that is in effect and permanently enjoins or otherwise prohibits the consummation of the Merger and the transactions contemplated hereby (a “Closing Restraint”).

8.2.  Effect of Termination.

(a) Limitation on Liability.  In the event of the termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, except with respect to the Confidentiality Agreement (subject to the terms thereof, and to Section 6.3 to the extent relating to the Confidentiality Agreement), this Section 8.2, Section 8.5 and Article X and with respect to any liabilities or damages incurred or suffered by a party as a result of (i) the failure for any reason of Parent or Merger Sub to effect the Merger and pay the Merger Consideration upon the satisfaction or waiver of the conditions set forth in Sections 7.1 and 7.2 or (ii) any other willful breach of this Agreement. Nothing contained herein shall be deemed an acknowledgment by Parent or Merger Sub that the Company shall be entitled to damages based on the consideration payable to the stockholders of the Company pursuant to the terms of this Agreement, and nothing contained herein shall be deemed an acknowledgment by the Company that the Company shall not be entitled to damages based on the consideration payable to the stockholders of the Company pursuant to the terms of this Agreement.

(b) Company Termination Fee.  The Company shall pay to Parent a termination fee (the “Company Termination Fee”) of $70,000,000 only if this Agreement is terminated as follows:

(i) if Parent shall terminate this Agreement pursuant to Section 8.1(c);

(ii) if the Company shall terminate this Agreement pursuant to 8.1(g);

(iii) if Parent shall terminate this Agreement pursuant to Section 8.1(d) and (A) the Company’s breach or failure triggering such termination shall have been willful, (B) at the time of termination, an Acquisition Proposal (defined for purposes of this clause (iii) by replacing all the references to 30% in the definition of Acquisition Proposal with 50%) with respect to the Company shall have been publicly announced (whether by the Company or any other Person) and (C) the Company enters into a binding acquisition agreement with respect to, or consummates, an Acquisition Proposal within 12 months following the date that this Agreement is terminated; or

(iv) if either party shall terminate this Agreement pursuant to Section 8.1(b) or 8.1(f) and (A) at the time of termination, an Acquisition Proposal (defined for purposes of this clause (iv) by replacing all the references to 30% in the definition of Acquisition Proposal with 50%) with respect to the Company shall have been publicly announced (whether by the Company or any other Person), and (B) the Company enters into a binding acquisition agreement with respect to, or consummates, an Acquisition Proposal within 12 months following the date that this Agreement is terminated.

(c) Parent Termination Fee.  Parent shall pay to the Company a termination fee (the “Parent Termination Fee”) of $70,000,000 only if (i) either party shall terminate this Agreement pursuant to Section 8.1(h) and such Closing Restraint relates to antitrust or competition matters or (ii) either party shall terminate this Agreement pursuant to Section 8.1(b) and at the time of such termination the condition set forth in Section 7.1(b) shall not have been satisfied but the conditions set forth in Sections 7.1(c) (except as it relates to a Closing Restraint that relates to antitrust or competition matters), 7.1(e) (except as it relates to a consent, authorization or approval that relates to antitrust or competition matters), 7.2(a), 7.2(b), 7.2(c) and 7.2(e) shall have been satisfied.

(d) Payments.  Any payment required to be made pursuant to Section 8.2(b)(ii) or 8.2(c) shall be made concurrently with the termination of this Agreement. Any payment required to be made pursuant to Section 8.2(b)(i) shall be made promptly, but in no event later than five Business Days after the date of termination of this Agreement. Any payment required to be made pursuant to Section 8.2(b)(iii) or 8.2(b)(iv) shall be made concurrently with the earlier to occur of the execution of the binding acquisition agreement with respect to, or consummation of, the Acquisition Proposal giving rise to such payment. In no event shall payment of more than one Company Termination Fee or Parent Termination Fee be made. All payments under Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by Parent or the Company, as applicable.

(e) Mutual Acknowledgement.  Each of the Company and Parent acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if the Company or Parent, as applicable, fails to timely pay any amount due pursuant to this Section 8.2, and in order to obtain the payment, the party entitled to payment commences a suit which results in a judgment against the other party for the payments set forth in this Section 8.2, such other party shall pay to the first party its reasonable costs and expenses (including reasonably attorneys’ fees and expenses) in connection with this suit, together with interest on the amount due from each date for payment until the date of the payment at the prime rate of Citibank, N.A. in effect on the date the payment was required to be made. Nothing contained in this Section 8.2 shall limit the rights and remedies of either party at law or in equity in connection with a breach of this Agreement by the other party.

8.3.  Amendment.  This Agreement may be amended by the mutual agreement of the parties hereto at any time prior to the Effective Time only by an instrument in writing signed by the parties hereto; provided, however, that after the approval of the Merger by the stockholders of the Company, no amendment to this

Agreement shall be made which by Law or the rules of The Nasdaq Stock Market requires further approval by the stockholders of the Company without such further approval by such stockholders.

8.4.  Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after the Company Stockholder Approval, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of The Nasdaq Stock Market, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.5.  Fees and Expenses.  All expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same, except for HSR Act filing fees, which shall be borne by Parent.

ARTICLE IX

DEFINITIONS

9.1.  Definitions.  For purposes of this Agreement, the following terms, when used in this Agreement with initial capital letters, shall have the respective meanings set forth in this Agreement:

“Acquisition Proposal” means other than the transactions contemplated by this Agreement, any offer or proposal relating to a merger, consolidation, business combination, share exchange, tender offer, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company, or any direct or indirect purchase or other acquisition by a Person, together with its Affiliates, of, or a series of transactions to purchase or acquire, 30% or more of the consolidated assets or revenues of the Company and its Subsidiaries or 30% or more of any class of equity securities of the Company or any of its Subsidiaries or any resulting parent company of the Company.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in the preamble hereto.

“Alternative Transaction” means any transaction involving an Acquisition Proposal from a third party.

“Blue Sky Laws” has the meaning set forth in Section 3.4(a).

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York in the United States of America.

“C.F.R.” has the meaning set forth in Section 3.16(b).

“Cash Portion” has the meaning set forth in Section 2.1(a).

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Certificates” has the meaning set forth in Section 2.2(b).

“Change of Recommendation” has the meaning set forth in Section 6.2(c).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Restraint” has the meaning set forth in Section 8.1(h).

“Code” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble hereto.

“Company Common Stock” has the meaning set forth in Section 2.1(a).

“Company Contract” shall mean any: (i) contract that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC; (ii) contract containing covenants of the Company or any of its Subsidiaries not to compete in any line of business, industry or geographical area or that limits or restricts, or could reasonably be expected to limit or restrict, the business of the Company or of its Affiliates (other than funds associated with either of Domain Associates, L.L.C. and New Enterprise Associates); (iii) contract which creates a partnership or joint venture or similar arrangement with respect to any business of the Company; (iv) contract that, individually or in the aggregate, would or would reasonably be expected to prevent, materially delay or materially impede the Company’s or any of its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement, including any contract with a “change of control” provision; (v) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement providing for indebtedness in excess of $1,000,000, other than a contract relating to trade receivables entered into in the ordinary course of business consistent with past practice; (vi) contract for the sale of any of its assets after the date hereof in excess of $500,000; (vii) collective bargaining or employee association agreement; (viii) settlement or conciliation agreement or similar agreement with a Governmental Entity or order or consent of a Governmental Entity to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries; (ix) Company Plans; (x) Company IP Contracts and agreements for Company Leased Real Property; (xi) development, commercialization, exclusivity, option, license right of first offer or refusal, or warehousing agreement pertaining to a pharmaceutical product or device in excess of $2,000,000; (xii) other contract (other than this Agreement, purchase orders for the purchase of inventory or real property leases) under which the Company or any of its Subsidiaries has made, is reasonably likely to make, has received or is reasonably likely to receive, payments in excess of $2,000,000 or the termination or breach of which, or failure to obtain consent in respect of, is reasonably likely to be material; and (xiii) material agreements relating to the Company Key Products.

“Company Current Balance Sheet” has the meaning set forth in Section 3.6(g).

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Employees” has the meaning set forth in Section 6.10(a).

“Company Equity Plans” means the Company’s Amended and Restated 2000 Stock Incentive Plan and the Company’s Amended and Restated 2001 Non-Employee Director Stock Option Plan.

“Company ESPP” has the meaning set forth in Section 2.4(c).

“Company Form 10-K” has the meaning set forth in Article III.

“Company Intellectual Property Rights” means all (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, provisionals, reissues, re-examinations, and extensions thereof, (ii) trademarks, trade names, service marks, brand names, and domain names, and all applications and registrations therefor, (iii) copyrights and all applications and registrations therefor, (iv) technology, inventions, processes, know-how, and trade secrets and other proprietary rights including, but not limited to, proprietary information, discoveries, formulae, records, forecasts, data, plans, drawings, operation procedures and manuals, and materials of a confidential nature, (v) computer software programs or applications and databases, and (vi) all other intellectual property rights that are currently used in or held for use in the Company’s and any of its Subsidiaries’ businesses, and tangible embodiments of each and any of the foregoing. Notwithstanding the foregoing, “Company Intellectual Property Rights”

excludes any rights to thalidomide that were licensed to the Company by Parent pursuant to that certain License Agreement by and between the Company and Parent, dated as of November 16, 2001, as amended by Amendment No. 1, dated March 3, 2003, as further amended by Amendment No. 2, dated April 8, 2003, and as further amended by letter agreements dated August 18, 2003 and December 3, 2004.

“Company IP Contracts” means all contracts, licenses, and other agreements to which the Company or any of its Subsidiaries is a party or otherwise bound (i) granting or obtaining any right to use any material intellectual property (other than contracts, licenses, or other agreements granting rights to use readily available commercial software or having an acquisition price of less than $500,000 in the aggregate for all such related contracts, licenses, or other agreements) or (ii) restricting the Company’s or its Subsidiaries’ rights, or permitting other Persons, to use or register any intellectual property.

“Company Key Products” means all products or chemical compositions based on or covered by Company Intellectual Property Rights, including Vidaza® (azacitidine for injection), Thalidomide Pharmion 50mgtm, Innohep (tinzaparin sodium injection), Refludan (lepirudin), oral azacitidine, MGCD0103 and Amrubicin.

“Company Leased Real Property” has the meaning set forth in Section 3.8(c).

“Company Material Adverse Effect” means any event, change, development, effect or occurrence that, either individually or in the aggregate with all other events, changes, developments, effects or occurrences, would have, or could reasonably be expected to have, a material adverse effect on: (i) the properties, assets, Company Intellectual Property Rights, liabilities, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, but excluding any such event, change, development or occurrence resulting from or arising out of (A) changes in the financial markets generally in the United States or that are the result of acts of war or terrorism, (B) general national or international economic, financial or business conditions affecting generally the pharmaceutical industry that do not relate to or arise from any pending, threatened or ongoing litigation and which do not have a disproportionate effect (relative to other industry participants) on the Company and its Subsidiaries taken as a whole, (C) the execution, announcement and performance of this Agreement, or any actions taken, delayed or omitted to be taken by the Company at the written request of Parent or Merger Sub, (D) the withdrawal by the Company or any of its Subsidiaries of, or any adverse determination of the FDA or the EMEA or any other foreign Governmental Entity within any European Union member state with respect to, any application by the Company or any of its Subsidiaries for approval to market any pharmaceutical product in the United States or any European Union member state other than a withdrawal of any marketing approval granted prior to the date of this Agreement, (E) any decline in the trading price or trading volume of Company Common Stock, (F) any failure by the Company to meet internal projections or forecasts or third party revenue or earnings predictions for any period or (G) changes in GAAP or changes in Law, including regulatory review standards, which do not have a disproportionate effect (relative to other industry participants) on the Company and its Subsidiaries taken as a whole; or (ii) the ability of the Company to consummate the Merger or perform its obligations hereunder; it being understood that any event, change, development, effect or occurrence giving rise to such withdrawal or adverse determination as described in the preceding clause (D), to the extent constituting a breach of the Company’s representations and warranties contained in this Agreement, may be considered in determining whether the condition set forth in Section 7.2(a) has been satisfied; it being further understood that any event, change, development, effect or occurrence giving rise to such decline in the trading price or trading volume of Company Common Stock as described in the preceding clause (E), or such failure to meet internal projections or forecasts or third party predictions as described in the preceding clause (F), as the case may be, may be the cause of a Company Material Adverse Effect.

“Company Options” means each outstanding option, whether vested or unvested, to purchase shares of Company Common Stock issued under the Company Equity Plans.

“Company Plan(s)” has the meaning set forth in Section 3.13(a).

“Company Recommendation” has the meaning set forth in Section 3.3.

“Company SEC Reports” has the meaning set forth in Section 3.6(a).

“Company Securities” has the meaning set forth in Section 3.5.

“Company Stockholder Approval” has the meaning set forth in Section 3.3.

“Company Termination Fee” has the meaning set forth in Section 8.2(b).

“Confidentiality Agreement” has the meaning set forth in Section 6.3.

“Continuity Percentage” shall mean the percentage determined by dividing:

(a) the sum of: (i) the aggregate value of the shares of Parent Common Stock to be issued in the Merger (based on the mean of the highest and the lowest market prices of Parent Common Stock on the Closing Date) and (ii) the product of (x) the number of shares of Company Common Stock owned by Parent on the Closing Date and (y) the sum of (A) the Stock Portion (based on the mean of the highest and the lowest market prices of Parent Common Stock on the Closing Date) and (B) the Cash Portion by

(b) the sum of: (i) the amount determined in clause (a) above, (ii) the aggregate amount of cash to be paid in the Merger (not including cash to be paid for fractional shares pursuant to Section 2.2(e)), (iii) the product of (x) the number of record holders of Company Common Stock on the Closing Date and (y) the Measurement Price less one cent, and (iv) the product of (x) the number of shares of Company Common Stock as to which dissenters’ rights have been exercised under the DGCL at or prior to the Closing and (y) $72.00.

“D&O Insurance” has the meaning set forth in Section 6.9(b).

“DEA” means United States Drug Enforcement Administration.

“Dissenting Shares” has the meaning set forth in Section 2.1(f).

“DGCL” has the meaning set forth in the recitals.

“Effective Time” has the meaning set forth in Section 1.2.

“EMEA” has the meaning set forth in Section 3.16(a).

“Environment” means any surface or subsurface physical medium or natural resource, including, air, land, soil, surface waters, ground waters, stream and river sediments, and biota.

“Environmental Laws” means any federal, state, local or common law, rule, regulation, ordinance, code, order or judgment (including the common law and any judicial or administrative interpretations, guidances, directives, policy statements or opinions) relating to the injury to, or the pollution or protection of worker health and safety or the Environment.

“Environmental Liabilities” means any claims, judgments, damages (including punitive damages), losses, penalties, fines, liabilities, encumbrances, Liens, violations, costs and expenses (including attorneys and consultants fees) of investigation, remediation or defense of any matter relating to human health, safety or the Environment of whatever kind or nature by any party, entity or authority, (A) which are incurred as a result of (i) the existence of Hazardous Substances in, on, under, at or emanating from any real property presently or formerly owned, operated or managed by the Company or any of its past or present Subsidiaries, (ii) the offsite transportation, treatment, storage or disposal of Hazardous Substances generated by the Company or any of its past or present Subsidiaries or (iii) the violation of any Environmental Laws or (B) which arise under the Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that would be deemed a “single employer” with another entity under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 2.2(a).

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Exchange Ratio” has the meaning set forth in Section 2.1(a).

“FDA” means United States Food and Drug Administration.

“Final Offering” has the meaning set forth in Section 2.4(c).

“Foreign Filings” has the meaning set forth in Section 3.4(a).

“Foreign Plans” has the meaning set forth in Section 3.13(a).

“Former Company Real Property” has the meaning set forth in Section 3.18(a).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any (a) nation, region, state, province, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, court or tribunal, or other entity, (d) multinational organization or body or (e) body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including, without limitation, the FDA and DEA.

“Hazardous Substances” means petroleum, petroleum products, petroleum-derived substances, radioactive materials, hazardous wastes, polychlorinated biphenyls, lead based paint, radon, urea formaldehyde, asbestos or any materials containing asbestos, and any wastes, materials or substances regulated or defined as or included in the definition of “hazardous substances,” “hazardous materials,” “hazardous constituents,” “toxic substances,” “pollutants,” “contaminants” or any similar denomination intended to classify or regulate substances by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any Environmental Law.

“HSR Act” has the meaning set forth in Section 3.4(a).

“Indebtedness” shall mean (i) indebtedness for borrowed money or guarantees for any indebtedness of another Person, (ii) outstanding debt securities, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantees of any debt securities of another Person, (iii) “keep well” or other agreements to maintain any financial statement condition of another Person and (iv) any arrangements having the economic effect of any of the foregoing.

“Indemnified Parties” has the meaning set forth in Section 6.9(a).

“IRS” means the United States Internal Revenue Service.

“Law” means any statutes, laws (including common law), rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, applicable to the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as applicable, or their respective properties or assets.

“Liens” means security interests, liens, claims, pledges, options, rights of first refusal, charges and other encumbrances.

“LLCA” has the meaning set forth in the recitals.

“Measurement Price” means the volume weighted average price per share of Parent Common Stock (rounded to the nearest cent) on The Nasdaq Stock Market for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the Effective Time (as reported by Bloomberg LP for each such trading day, or, if not reported by Bloomberg LP, any other authoritative source reasonably selected by Parent).

“Medicaid” has the meaning set forth in Section 3.15(d).

“Medicare” has the meaning set forth in Section 3.15(d).

“Medical Reimbursement Program” has the meaning set forth in Section 3.15(d).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the preamble hereto.

“OIG” has the meaning set forth in 3.15(d).

“Option Exchange Ratio” has the meaning set forth in Section 2.4(a)

“Outside Date” has the meaning set forth in Section 8.1(b).

“Parent” has the meaning set forth in the preamble hereto

“Parent Common Stock” means common stock, par value $.01 per share, of Parent.

“Parent Contracts” has the meaning set forth in the Section 4.10(a).

“Parent Current Balance Sheet” has the meaning set forth in Section 4.6(g).

“Parent Disclosure Letter” has the meaning set forth in Article IV.

“Parent Form 10-K” has the meaning set forth in Article IV.

“Parent Intellectual Property Rights” means all (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, provisionals, reissues, re-examinations, and extensions thereof, (ii) trademarks, trade names, service marks, brand names, and domain names, and all applications and registrations therefor, (iii) copyrights and all applications and registrations therefor, (iv) technology, inventions, processes, know-how, and trade secrets and other proprietary rights including, but not limited to, proprietary information, discoveries, formulae, records, forecasts, data, plans, drawings, operation procedures and manuals, and materials of a confidential nature, (v) computer software programs or applications and databases, and (vi) all other intellectual property rights that are currently used in or held for use in Parent’s and any of its Subsidiaries’ businesses, and tangible embodiments of each and any of the foregoing.

“Parent Material Adverse Effect” means any event, change, development, effect or occurrence that, either individually or in the aggregate with all other events, changes, developments, effects or occurrences, would have, or could reasonably be expected to have, a material adverse effect on: (i) the properties, assets, Parent Intellectual Property Rights, liabilities, business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, but excluding any such event, change, development or occurrence resulting from or arising out of (A) changes in the financial markets generally in the United States or that are the result of acts of war or terrorism, (B) general national or international economic, financial or business conditions affecting generally the pharmaceutical industry that do not relate to or arise from any pending, threatened or ongoing litigation and which do not have a disproportionate effect (relative to other industry participants) on Parent and its Subsidiaries taken as a whole, (C) the execution, announcement and performance of this Agreement, or any actions taken, delayed or omitted to be taken by Parent at the written request of the Company, (D) the withdrawal by Parent or any of its Subsidiaries of, or any adverse determination of the FDA or the EMEA or any other foreign Governmental Entity within any European Union member state with respect to, any application by Parent or any of its Subsidiaries for approval to market any pharmaceutical product in the United States or any European Union member state other than a withdrawal of any marketing approval granted prior to the date of this Agreement, (E) any decline in the trading price of Parent Common Stock, (F) any failure by Parent to meet internal projections or forecasts or third party revenue or earnings predictions for any period or (G) changes in GAAP or changes in Law, including regulatory review standards, which do not have a disproportionate effect (relative to other industry participants) on Parent and its Subsidiaries taken as a whole; or (ii) the ability of Parent to consummate the Merger or perform its obligations hereunder; it being understood that any event, change, development, effect or occurrence giving rise to such withdrawal or adverse determination as described in the preceding clause (D), to the extent constituting a breach of

Parent’s representations and warranties contained in this Agreement, may be considered in determining whether the condition set forth in Section 7.3(a) has been satisfied; it being further understood that any event, change, development, effect or occurrence giving rise to such decline in the trading price or trading volume of Parent Common Stock as described in the preceding clause (E), or such failure to meet internal projections or forecasts or third party predictions as described in the preceding clause (F), as the case may be, may be the cause of a Parent Material Adverse Effect.

“Parent Plans” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA, all medical, dental, life insurance, equity, bonus or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, and any other plans, agreements (including employment, consulting and collective bargaining agreements), policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by Parent, its Subsidiaries or any of their respective ERISA Affiliates on behalf of any employee, officer, director, stockholder or other service provider of Parent or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (ii) with respect to which Parent, its Subsidiaries or any of their respective ERISA Affiliates has or has had any obligation on behalf of any such employee, officer, director, stockholder or other service provider or beneficiary.

“Parent SEC Reports” has the meaning set forth in Section 4.6(a).

“Parent Securities” has the meaning set forth in Section 4.5.

“Parent Termination Fee” has the meaning set forth in Section 8.2(c).

“Permits” means any material governmental licenses, franchises, permits, certificates, consents, orders, approvals, filings or other similar authorizations or notifications required under applicable Law.

“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate Proceedings and are adequately reserved as shown on the Company Current Balance Sheet; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate Proceedings; (iii) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Company Leased Real Property which are not violated by the current use and operation of the Company Leased Real Property; (iv) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to the Company Leased Real Property, which do not materially impair the occupancy or use of the Company Leased Real Property for the purposes for which it is currently used in connection with the Company’s and its Subsidiaries’ businesses; (v) public roads and highways; (vi) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (vii) Liens on goods in transit incurred pursuant to documentary letters of credit; and (viii) purchase money Liens and Liens securing rental payments under capital lease arrangements.

“Person” means an individual, a group (including a “group” under Section 13(d) of the Exchange Act), a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Entity or any department, agency or political subdivision thereof.

“Pharmaceutical Products” has the meaning set forth in Section 3.16(a).

“PHSA” has the meaning set forth in Section 3.16(a).

“Proceeding” has the meaning set forth in Section 3.12.

“Proxy/Prospectus” has the meaning set forth in Section 6.1(a).

“Proxy Statement” has the meaning set forth in Section 6.1(a).

“Registration Statement” has the meaning set forth in Section 6.1(a).

“Representatives” has the meaning set forth in Section 6.3.

“Resale Registration Statement” has the meaning set forth in Section 6.19.

“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002.

“SEC” has the meaning set forth in Section 3.6(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Portion” has the meaning set forth in Section 2.1(a).

“Stockholders’ Meeting” has the meaning set forth in Section 6.2(a).

“Subsidiary” means any corporation, company, partnership, organization or other entity of which the securities or other ownership interests having more than 50% of the ordinary voting power in electing the board of directors or other governing body are, at the time of such determination, owned by an entity or another Subsidiary of such entity.

“Superior Proposal” means a bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (except that references in the definition of “Acquisition Proposal” to “30%” shall be replaced by 100%) made by a third party to enter into an Alternative Transaction that the Board of Directors of the Company determines in its good faith business judgment (after consultation with the Company’s financial advisor and outside legal counsel) to be (i) more favorable to the Company’s stockholders than the Merger (taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise) and relevant legal, financial and regulatory aspects of the proposal, the identity of the third party making such proposal and the conditions for completion of such proposal, (ii) reasonably capable of being consummated, taking into account all financial, legal, regulatory and other aspects of such proposal and (iii) not conditioned upon the ability to obtain financing.

“Surviving Company” has the meaning set forth in Section 1.1.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any affiliated group (or by being included (or required to be included) in any Tax Return relating thereto).

“Tax Returns” means any return, report, information return, form, declaration, statement or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including any attachments, amendment; or supplements thereto.

“Treasury Regulations” has the meaning set forth in the recitals.

“U.S.C.” has the meaning set forth in Section 3.16(c).

“Voting Agreement” has the meaning set forth in the recitals.

“WARN Act” has the meaning set forth in Section 3.20.

9.2.  Construction.

(a) Unless the context otherwise requires, as used in this Agreement: (i) an accounting term not otherwise defined in this Agreement has the meaning ascribed to it in accordance with GAAP; (ii) “or” is not exclusive; (iii) “including” and its variants mean “including, without limitation” and its variants; (iv) words defined in the singular have the parallel meaning in the plural and vice versa; (v) references to “written” or “in writing” include in visual electronic form; (vi) words of one gender shall be construed to apply to each gender; and (vii) the terms “Article,” “Section,” and “Schedule” refer to the specified Article, Section, or Schedule of or to this Agreement.

(b) A reference to any Person includes such Person’s successors and permitted assigns.

(c) Any references to “dollars” or “$” means dollars of the United States of America.

(d) For purposes of this Agreement, “knowledge” of a party, or words or phrases of similar import or meaning as used in this Agreement shall mean the actual knowledge of any of the executive officers of the Company or its Subsidiaries or of Parent or its Subsidiaries, as applicable, after due inquiry by such persons of those management level employees of the Company or its Subsidiaries or Parent or its Subsidiaries, as applicable, whose duties would, in the normal course of the Company’s or any of its Subsidiaries’ affairs or Parent’s or any of its Subsidiaries’ affairs, as applicable, result in such management level employees having knowledge concerning the subject matter in question.

ARTICLE X

MISCELLANEOUS

10.1.  Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

10.2.  Notices.  Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

Notices to Parent or Merger Sub:

Celgene Corporation
86 Morris Avenue
Summit, NJ 07901
Attn: Dr. Sol J. Barer, Chairman and Chief Executive Officer
Facsimile No.: 908-673-9001

with a copy to:

Proskauer Rose LLP
1585 Broadway
New York, NY 10036-8299
Attn: Robert A. Cantone, Esq.
Facsimile No.: 212-969-2900

Notices to the Company:

Pharmion Corporation
2525 28th Street
Boulder, CO 80301
Attn: Patrick J. Mahaffy, Chief Executive Officer
Facsimile No.: 720-564-9191

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, N.Y. 10019-6099

Attn:	Peter H. Jakes, Esq.
William H. Gump, Esq.

Facsimile No.: 212-728-8111

10.3.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

10.4.  Entire Agreement.  This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the other documents delivered pursuant hereto and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter of this Agreement.

10.5.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, prior to the Company obtaining Company Stockholder Approval, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent without the consent of the Company, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement.

10.6.  Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 6.9, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.7.  No Strict Construction.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

10.8.  Governing Law; Consent to Jurisdiction and Venue.

(a) This Agreement and the transactions contemplated by this Agreement, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State and without reference to conflict of laws principles.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal Court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated by this Agreement or thereby, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or Proceeding except in such courts, (ii) agrees that any claim in respect of any such action or Proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or Proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in any other place of competent jurisdiction by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

10.9.  Disclosure Letters.  The statements in the Company Disclosure Letter and the Parent Disclosure Letter relate to the provisions in the section of this Agreement to which they expressly relate and any other provision of this Agreement to which the relevance of such statements is readily apparent. In the Company Disclosure Letter and the Parent Disclosure Letter, (a) all capitalized terms used but not defined therein shall have the meanings assigned to them in this Agreement, (b) the section numbers correspond to the section numbers in this Agreement and (c) inclusion of any item in a disclosure letter (i) does not represent a determination that such item is material or establish a standard of materiality, (ii) does not represent a determination that such item did not arise in the ordinary course of business, (iii) does not represent a determination that the Merger requires the consent of third parties and (iv) shall not constitute, or be deemed to be, an admission to any third party concerning such item.

10.10.  Time of the Essence.  Time is of the essence regarding all dates and time periods set forth or referred to in this Agreement or any document contemplated by this Agreement.

10.11.  Specific Performance.  The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be a complete and adequate remedy. Accordingly, the parties hereto agree that each shall be entitled to seek injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations hereunder, in addition to any other rights or remedies available hereunder or at law or in equity.

10.12.  WAIVER OF TRIAL BY JURY.  THE PARTIES HERETO WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING UNDER OR CONCERNING THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF OR CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING.

10.13.  Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger on the day and year first above written.

CELGENE CORPORATION

By:	/s/ Sol J. Barer
Name:     Sol J. Barer

Title:	Chairman of the Board and Chief
Executive Officer

COBALT ACQUISITION LLC

By:	/s/ Sol J. Barer
Name:     Sol J. Barer

Title:	Chairman of the Board and Chief
Executive Officer

PHARMION CORPORATION

By:	/s/ Patrick J. Mahaffy
Name:     Patrick J. Mahaffy

Title:	President and Chief Executive
Officer

ANNEX B

DELAWARE GENERAL CORPORATION LAW

Section 262. Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the

Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX C

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of November   , 2007, between the undersigned stockholder (“Stockholder”) of Pharmion Corporation, a Delaware corporation (the “Company”), and Celgene Corporation, a Delaware corporation (“Parent”).

WHEREAS, concurrently with or following the execution of this Agreement, the Company, Parent and Cobalt Acquisition LLC, a wholly owned subsidiary of Parent (“Merger Sub”), have entered, or will enter, into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub and the Company pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that Stockholder make certain representations, warranties, covenants and agreements with respect to the shares of common stock, par value $.001 per share, of the Company (“Company Common Stock”) beneficially owned by Stockholder and set forth below Stockholder’s signature on the signature page hereto (the “Original Shares” and, together with any additional shares of Company Common Stock pursuant to Section 6 hereof, the “Stockholder Shares”); and

WHEREAS, in order to induce Parent to enter into the Merger Agreement, Stockholder is willing to make certain representations, warranties, covenants and agreements with respect to the Stockholder Shares.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.  Representations of Stockholder.  Stockholder represents and warrants to Parent that (a) Stockholder owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) all of the Original Shares free and clear of all liens, claims, charges, security interests or other encumbrances of any kind or nature and, except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Stockholder is a party relating to the pledge, disposition or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares, (b) Stockholder does not beneficially own any shares of Company Common Stock other than (i) the Original Shares and (ii) any options, warrants or other rights to acquire any additional shares of Company Common Stock or any security exercisable for or convertible into shares of Company Common Stock (collectively, “Options”), and (c) Stockholder has full power and authority to enter into, execute and deliver this Agreement and to perform fully Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder in accordance with its terms.

Section 2.  Agreement to Vote Shares; Irrevocable Proxy.

(a) Stockholder agrees during the term of this Agreement to vote the Stockholder Shares, and to cause any holder of record of Stockholder Shares to vote, (i) in favor of approval of the adoption of the Merger Agreement and approval of the Merger at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment or postponement thereof, (ii) against any Alternative Transaction, including a Superior Proposal (each such term used in this Section 2 and elsewhere in this Agreement shall have its meaning as defined in the Merger Agreement) and (iii) against any action or agreement that would result in a breach in any material respect of any representation, warranty, covenant, agreement or any other obligation of the Company under the Merger Agreement.

(b) Stockholder hereby appoints Parent and any designee of Parent, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Stockholder Shares in accordance with Section 2(a). This proxy and power of attorney is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Stockholder with respect to the Stockholder Shares. The power of attorney granted by Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

Section 3.  No Voting Trusts or Other Arrangements.  Stockholder agrees that Stockholder will not, and will not permit any entity under Stockholder’s control to, deposit any of the Stockholder Shares in a voting trust, grant any proxies with respect to the Stockholder Shares or subject any of the Stockholder Shares to any arrangement with respect to the voting of the Stockholder Shares other than agreements entered into with Parent.

Section 4.  No Proxy Solicitations.  Stockholder, solely in Stockholder’s capacity as a stockholder of the Company, agrees that, during the term of this Agreement, Stockholder will not, and will not permit any entity under Stockholder’s control to, (a) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) in favor or furtherance of, or otherwise to facilitate, an Alternative Transaction, including a Superior Proposal, or otherwise assist any party in connection with an Alternative Transaction, including a Superior Proposal, (b) directly or indirectly initiate or cooperate in or knowingly encourage, a stockholders’ vote or action by consent of the Company’s stockholders in favor or furtherance of, or otherwise to knowingly facilitate, an Alternative Transaction, including a Superior Proposal, or (c) become a member of a “group” (as such term is used in Rule 13d-5 under the Exchange Act) with respect to any voting securities of the Company for the purpose of taking any action in favor or furtherance of, or otherwise to facilitate, an Acquisition Transaction, including a Superior Proposal; provided, however, that nothing in this Agreement shall prevent Stockholder from taking any action or omitting to take any action solely as a member of the Board of Directors of the Company (or any committee thereof) (if Stockholder holds such office) or, at the direction of the Board of Directors of the Company (or any committee thereof), as an officer of the Company or any of its subsidiaries (if Stockholder holds such office).

Section 5.  Transfer and Encumbrance.  Stockholder agrees not to transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber any of the Stockholder Shares on or after the date hereof and during the term of this Agreement; provided, however, that if the Stockholder Shares are in a brokerage or other account where the Stockholder Shares may be loaned to others, the Stockholder shall, as soon as practicable after the date hereof, transfer the Stockholder Shares into an account where the Stockholder Shares may not be loaned to others; and provided, further, that: (a) the foregoing restrictions shall not prohibit any transfer of Stockholder Shares under Stockholder’s will or pursuant to the laws of descent and distribution or any such transfer to an immediate family member or a family trust for the benefit of immediate family member(s), so long as, in each case, as a precondition to such transfer the transferee: (i) executes a counterpart of this Agreement; and (ii) agrees in writing to hold such Stockholder Shares (or interest in such Stockholder Shares) subject to all of the terms and provisions of this Agreement; (b) a Stockholder may, with the consent of Parent (which consent shall not be unreasonably withheld), pledge or encumber any Stockholder Shares so long as such pledge or encumbrance would not impair such Stockholder’s ability to perform its obligations under this Agreement; and (c) if Stockholder is a corporation, limited liability company or partnership, Stockholder may transfer up to 20% of its Stockholder Shares to its stockholders, members or partners, as applicable.

Section 6.  Additional Shares.  Stockholder agrees that all shares of Company Common Stock that Stockholder purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act, but excluding shares of Company Common Stock underlying unexercised Options) of after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Stockholder Shares for all purposes of this Agreement.

Section 7.  Specific Performance.  Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party’s seeking or obtaining such equitable relief.

Section 8.  No Agreement as Director or Officer.  Stockholder makes no agreement or understanding in this Agreement in Stockholder’s capacity as a director or officer of the Company or any of its subsidiaries (if Stockholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Stockholder in stockholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or (b) will be construed to prohibit, limit or restrict Stockholder from exercising Stockholder’s fiduciary duties as an officer or director to the Company or its stockholders.

Section 9.  Entire Agreement.  This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the parties hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 10.  Notices.  All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next business day when sent by Federal Express, Express Mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent:

Celgene Corporation
86 Morris Avenue
Summit, NJ 07901
Fax: (908) 673-9001

Attention:	Robert J. Hugin,
President and Chief Operating Officer

If to Stockholder, to the address or telecopy number set forth for Stockholder on the signature page hereof.

Section 11.  Miscellaneous.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11(a).

(b) If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability and the remainder of the provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement shall not be affected.

(c) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(d) This Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) the date on which the Merger Agreement is terminated in accordance with its terms and (iii) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to stockholders of the Company pursuant to the Merger Agreement as in effect on the date hereof

(e) Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

(f) All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(g) The obligations of Stockholder set forth in this Agreement shall not be effective or binding upon Stockholder until after such time as the Merger Agreement is executed and delivered by the Company, Parent and Merger Sub, and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

(h) Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto. Any assignment contrary to the provisions of this Section 11(h) shall be null and void.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

CELGENE CORPORATION

By:
Name:
Title:

STOCKHOLDER

Name:

Number of Shares of Company Common Stock
Beneficially Owned as of the Date of this
Agreement:

Street Address

City/State/Zip Code

Fax:

ANNEX D

[LETTERHEAD OF BANC OF AMERICA SECURITIES LLC]

November 17, 2007
Board of Directors
Pharmion Corporation
2525 28th Street
Boulder, Colorado 80301

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of Pharmion Corporation (“Pharmion”), other than Excluded Holders (as defined below), of the Consideration (as defined below) to be received by such holders pursuant to an Agreement and Plan of Merger (the “Agreement”) to be entered into among Celgene Corporation (“Celgene”), Cobalt Acquisition LLC, a wholly owned subsidiary of Celgene (“Merger Sub”), and Pharmion. As more fully described in the Agreement, Pharmion will be merged with and into Merger Sub (the “Merger”) and each outstanding share of the common stock, par value $0.001 per share, of Pharmion (“Pharmion Common Stock”) will be converted into the right to receive a combination of (i) $25.00 in cash (such cash amount, the “Cash Consideration”) and (ii) that number of shares (the “Exchange Ratio”) of the common stock, par value $0.01 per share, of Celgene (“Celgene Common Stock”) equal to the quotient of $47.00 divided by the volume weighted average price per share of Celgene Common Stock on The Nasdaq Stock Market for the 15 consecutive trading days ending on and including the third trading day immediately prior to the effective time of the Merger (the “Measurement Price”) (such number of shares issuable pursuant to the Exchange Ratio, together with the Cash Consideration, the “Consideration”). The Agreement also provides, among other things, that, if the Measurement Price is less than $56.15, the Exchange Ratio will equal 0.8370, and, if the Measurement Price is greater than $72.93, the Exchange Ratio will equal 0.6445. The terms and conditions of the Merger are more fully set forth in the Agreement.

In connection with rendering our opinion, we have:

(i) reviewed certain publicly available financial statements and other business and financial information of Pharmion and Celgene, respectively;

(ii) reviewed certain internal financial statements and other financial and operating data concerning Pharmion;

(iii) reviewed certain financial forecasts relating to Pharmion prepared by the management of Pharmion (the “Pharmion Forecasts”);

(iv) reviewed certain publicly available financial forecasts relating to Celgene (the “Celgene Public Forecasts”);

(v) discussed the past and current operations, financial condition and prospects of Pharmion with senior executives of Pharmion and the past and current operations, financial condition and prospects of Celgene with senior executives of Pharmion and Celgene;

(vi) discussed with senior executives of Pharmion and Celgene their assessments as to the products and product candidates of Pharmion and Celgene (including, without limitation, the probability of successful testing, development and marketing and approval by appropriate governmental authorities of, and the potential impact of competition on, such products and product candidates);

(vii) reviewed the potential pro forma financial impact of the Merger on the future financial performance of Celgene, including the potential effect on Celgene’s estimated earnings per share;

Board of Directors
Pharmion Corporation
November 17, 2007

(viii) reviewed the reported prices and trading activity for Pharmion Common Stock and Celgene Common Stock;

(ix) compared the financial performance of Pharmion and Celgene, respectively, with that of certain other publicly traded companies we deemed relevant;

(x) compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

(xi) participated in discussions and negotiations among representatives of Pharmion, Celgene and their respective advisors;

(xii) reviewed a draft dated November 16, 2007 of the Agreement (the “Draft Agreement”); and

(xiii) performed such other analyses and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us. With respect to the Pharmion Forecasts, we have assumed, at the direction of Pharmion, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Pharmion as to the future financial performance of Pharmion. As you are aware, we have not been provided with, and did not have access to, any financial forecasts of Celgene prepared by the management of Celgene. Accordingly, based upon discussions with the management of Celgene and at the direction of Pharmion, we have assumed that the Celgene Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of Celgene and have used such estimates in performing our analysis.

We have relied, at the direction of Pharmion, upon the assessments of senior executives of Pharmion and Celgene as to the products and product candidates of Pharmion and Celgene (including, without limitation, the probability of successful testing, development and marketing and approval by appropriate governmental authorities of, and the potential impact of competition on, such products and product candidates). We have not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Pharmion or Celgene, nor have we been furnished with any such valuations or appraisals. We have assumed, at the direction of Pharmion, that the Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, at the direction of Pharmion, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us, and that the Merger will be consummated as provided in the Draft Agreement with full satisfaction of all covenants and conditions set forth in the Draft Agreement and without any waivers thereof. We further have assumed, with the consent of Pharmion, that all governmental and third party consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Pharmion, Celgene or the Merger.

We express no view or opinion as to any terms or aspects of the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger or the Consideration. We were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding the acquisition of all or a portion of Pharmion. In addition, no view or opinion is expressed as to the relative merits of the Merger in comparison to other transactions available to Pharmion or in which Pharmion might engage or as to whether any transaction might be more favorable to Pharmion as an alternative to the Merger, nor are we expressing any opinion as to the underlying business decision of the Board of Directors of Pharmion to proceed with or effect the Merger. We are not expressing any opinion as to what the value of Celgene Common Stock actually will be when issued or the prices at which Pharmion Common Stock or Celgene Common Stock may trade at any time.

Board of Directors
Pharmion Corporation
November 17, 2007

We have acted as financial advisor to Pharmion in connection with the Merger and will receive a fee for our services, a portion of which is payable in connection with the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Merger. We or our affiliates in the past have provided financial advisory and financing services to Pharmion, for which services we and our affiliates have received compensation, including having acted as sole book-running manager in connection with an equity offering of Pharmion. In the ordinary course of our businesses, we and our affiliates may actively trade or hold securities or loans of Pharmion and Celgene for our own accounts or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities or loans.

It is understood that this letter is for the benefit and use of the Board of Directors of Pharmion in connection with and for purposes of its evaluation of the Merger. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the proposed Merger by holders of Pharmion Common Stock (other than Celgene, Merger Sub and their respective affiliates (collectively, “Excluded Holders”) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/  Banc of America Securities LLC

BANC OF AMERICA SECURITIES LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The General Corporation Law of the State of Delaware (“DGCL”) permits Celgene and its stockholders to limit directors’ exposure to liability for certain breaches of the directors’ fiduciary duty, either in a suit on behalf of Celgene or in an action by stockholders of Celgene.

The Certificate of Incorporation of Celgene (the “Charter”) eliminates the liability of directors to stockholders or Celgene for monetary damages arising out of the directors’ breach of their fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Celgene or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

The Charter also requires Celgene to indemnify its directors, officers, incorporators, employees and agents with respect to certain costs, expenses and amounts incurred in connection with an action, suit or proceeding by reason of the fact that such person was serving as a director, officer, incorporator, employee or agent of Celgene. In addition, the Charter permits Celgene to provide additional indemnification rights to its officers and directors and to indemnify them to the greatest extent possible under the DGCL.

Celgene has entered into indemnification agreements with each of its directors and certain officers and intends to enter into indemnification agreements with its future directors and certain of its future officers. Pursuant to such indemnification agreements, Celgene has agreed to indemnify the officers and directors against certain liabilities, including liabilities arising out of the offering made by this Registration Statement.

Celgene maintains a standard form of officers’ and directors’ liability insurance policy which provides coverage to the officers and directors of Celgene for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

Item 21.	Exhibits and Financial Statement Schedules.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit
No.		Description

2.1		Agreement and Plan of Merger, dated as of November 18, 2007, among Pharmion Corporation, Celgene Corporation and Cobalt Acquisition LLC (attached as Annex A to the proxy statement/prospectus included in this Registration Statement).
4.1		Certificate of Incorporation of Celgene Corporation (incorporated by reference to Exhibit 3.1 to Celgene Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005).
4.2		Bylaws of the Celgene Corporation (incorporated by reference to Exhibit 2 to Celgene Corporation’s Current Report on Form 8-K, dated September 16, 1996), as amended effective May 1, 2006 (incorporated by reference to Exhibit 3.2 to Celgene Corporation’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2006).
4.3		Rights Agreement, dated as of September 16, 1996, between Celgene Corporation and American Stock Transfer & Trust Company (incorporated by reference to Celgene Corporation’s Registration Statement on Form 8A, filed on September 16, 1996), as amended on February 18, 2000 (incorporated by reference to Exhibit 99 to Celgene Corporation’s Current Report on Form 8-K filed on February 22, 2000), as amended on August 13, 2003 (incorporated by reference to Exhibit 4.1 to Celgene Corporation’s Current Report on Form 8-K filed on August 14, 2003).
5.1		Opinion of Proskauer Rose LLP as to the validity of the shares being registered.
8.1		Opinion of Proskauer Rose LLP as to the material United States federal income tax consequences of the merger.
8.2		Opinion of Willkie Farr & Gallagher LLP as to the material United States federal income tax consequences of the merger.
23.1		Consent of KPMG LLP.
23	.2*	Consent of Ernst & Young LLP.

Exhibit
No.		Description

23.3		Consent of Proskauer Rose LLP (included in Exhibits 5.1 and 8.1 hereto).
23.4		Consent of Willkie Farr & Gallagher LLP (included in Exhibit 8.2 hereto).
24	.1*	Powers of Attorney.
99	.1*	Consent of Banc of America Securities LLC.
99.2		Form of Proxy Card.

*	Previously filed.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(a) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) That every prospectus: (i) that is filed pursuant to paragraph (e) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Summit, State of New Jersey, on February 4, 2008.

CELGENE CORPORATION

By:	/s/ Sol J. Barer
Name:     Sol J. Barer

Title:	Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 4, 2008.

Name		Title

/s/ Sol J. Barer Sol J. Barer		Chairman of the Board; Chief Executive Officer (Principal Executive Officer)

/s/ Robert J. Hugin Robert J. Hugin		Director; President; Chief Operating Officer

/s/ David W. Gryska David W. Gryska		Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Michael D. Casey		Director

* Arthur Hull Hayes, Jr.		Director

* James Loughlin		Director

* Ernest Mario		Director

* Richard C.E. Morgan		Director

* Walter L. Robb		Director

*By	/s/ Sol J. Barer Sol J. Barer, attorney-in-fact

The foregoing constitutes a majority of the members of the Board of Directors of Celgene Corporation.

Exhibit
No.		Description

2.1		Agreement and Plan of Merger, dated as of November 18, 2007, among Pharmion Corporation, Celgene Corporation and Cobalt Acquisition LLC (attached as Annex A to the proxy statement/prospectus included in this Registration Statement).
4.1		Certificate of Incorporation of Celgene Corporation (incorporated by reference to Exhibit 3.1 to Celgene Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005).
4.2		Bylaws of the Celgene Corporation (incorporated by reference to Exhibit 2 to Celgene Corporation’s Current Report on Form 8-K, dated September 16, 1996), as amended effective May 1, 2006 (incorporated by reference to Exhibit 3.2 to Celgene Corporation’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2006).
4.3		Rights Agreement, dated as of September 16, 1996, between Celgene Corporation and American Stock Transfer & Trust Company (incorporated by reference to Celgene Corporation’s Registration Statement on Form 8A, filed on September 16, 1996), as amended on February 18, 2000 (incorporated by reference to Exhibit 99 to Celgene Corporation’s Current Report on Form 8-K filed on February 22, 2000), as amended on August 13, 2003 (incorporated by reference to Exhibit 4.1 to Celgene Corporation’s Current Report on Form 8-K filed on August 14, 2003).
5.1		Opinion of Proskauer Rose LLP as to the validity of the shares being registered.
8.1		Opinion of Proskauer Rose LLP as to the material United States federal income tax consequences of the merger.
8.2		Opinion of Willkie Farr & Gallagher LLP as to the material United States federal income tax consequences of the merger.
23.1		Consent of KPMG LLP.
23	.2*	Consent of Ernst & Young LLP.
23.3		Consent of Proskauer Rose LLP (included in Exhibits 5.1 and 8.1 hereto).
23.4		Consent of Willkie Farr & Gallagher LLP (included in Exhibit 8.2 hereto).
24	.1*	Powers of Attorney.
99	.1*	Consent of Banc of America Securities LLC.
99.2		Form of Proxy Card.

*	Previously filed.